Exhibit 99.1

www.DRAglobal.com

Asanko Gold Mine – Phase 1
Definitive Project PLAN

National Instrument 43-101 Technical Report

Prepared by DRA Projects (Pty) Limited on behalf of

asanko gold INC.

Original Effective Date: December 17, 2014
Amended and Restated Effective January 26, 2015

Qualified Person:	G. Bezuidenhout National Diploma (Extractive Metallurgy), FSIAMM

Qualified Person:	D. Heher B.Sc Eng (Mechanical), PrEng

Qualified Person:	T. Obiri-Yeboah, B.Sc Eng (Mining) PrEng

Qualified Person:	J. Stanbury, B Sc Eng (Industrial), Pr Eng

Qualified Person:	C. Muller B.Sc (Geology), B.Sc Hons (Geology), Pr. Sci. Nat.

Qualified Person:	D.Morgan M.Sc Eng (Civil), CPEng

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 5

Our Ref: C8478

Date and Signature Page

This report titled “Asanko Gold Mine Phase 1 Definitive Project Plan, Ashanti Region, Ghana, National Instrument 43-101 Technical Report” with an effective date of 26 January 2015 was prepared on behalf of Asanko Gold Inc. by Glenn Bezuidenhout, Douglas Heher, Thomas Obiri-Yeboah, Charles Muller, John Stanbury, David Morgan and signed:

Date at Gauteng, South Africa on this 26 day of January 2015

(signed) “Glenn Bezuidenhout”

G. Bezuidenhout, National Diploma (Extractive Metallurgy), FSIAMM

Date at Gauteng, South Africa on this 26 day of January 2015

(signed) “Douglas Heher”

D. Heher, B.Sc Eng (Mechanical), PrEng

Date at Gauteng, South Africa on this 26 day of January 2015

(signed) “Thomas Obiri-Yeboah”

T. Obiri-Yeboah, B.Sc Eng (Mining) PrEng

Date at Gauteng, South Africa on this 26 day of January 2015

(signed) “Charles Muller”

C. Muller, B.Sc Hons (Geology), Pr. Sci. Nat. SACNASP

Date at Gauteng, South Africa on this 26 day of January 2015

(signed) “John Stanbury”

J. Stanbury, B Sc Eng, Pr Eng

Date at Gauteng, South Africa on this 26 day of January 2015

(signed) “David Morgan”

D. Morgan, B Sc Eng, CPEng

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

TABLE OF CONTENTS

PART	TITLE

1	SUMMARY	21

1.1	Introduction	21

1.2	Project Description and Location	21

1.3	Accessibility, Climate, Infrastructure and Phsiography	23

1.4	History	24

1.5	Geological Setting	26

1.6	Exploration	28

1.7	Mineralisation	28

1.8	Drilling	28

1.9	Sampling and Analysis	29

1.10	Security of Samples	32

1.11	Mineral Resources and Reserve Estimates	33

1.12	Mining Operations	36

1.13	Exploration and Development	48

2	INTRODUCTION AND TERMS OF REFERENCE	50

2.1	Terms of Reference	50

2.2	Information Sources	50

2.3	Competent Persons	50

2.4	Frequently Used Acronyms, Abbreviations, Definitions, and Units of Measure	52

3	RELIANCE ON OTHER EXPERTS	54

4	PROPERTY DESCRIPTION AND LOCATION	55

4.1	Project Location	56

4.2	Status of Surface and Mineral Title	59

4.3	Sufficiency of Surface Rights	62

4.4	Financial Agreements	63

4.5	Environmental Liabilities	63

4.6	Permitting Status	63

5	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	65

5.1	Topography, Vegetation and Climate	65

5.2	Access	66

5.3	Existing Infrastructure and Services	66

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

5.4	Sufficiency of Surface Rights	67

6	HISTORY	68

6.1	Introduction	68

6.2	Project Area	68

6.3	Asanko Gold Mine – Phase 1 - Historical Mineral Resource and Reserve Estimates	72

6.4	Historical Resource and Reserve Estimates for Esaase	80

6.5	Historical Production	83

7	GEOLOGICAL SETTING AND MINERALISATION	85

7.1	Regional, Local and Property Geology	85

7.2	Asanko Gold Mine Geology	88

7.3	Property Geology	91

7.4	Nkran Pit Geology	94

7.5	Structural Interpretation	95

7.6	Mineralisation	109

8	DEPOSIT TYPES	118

8.1	Geological Characteristics of Structurally Hosted Gold Deposits in Southwest Ghana	118

9	EXPLORATION BY PREVIOUS OPERATORS	120

9.1	Obotan Minerals	120

9.2	AGF/ KIR	120

9.3	Resolute	122

9.4	Leo Shield	123

9.5	Work Conducted By PMI	124

9.6	Work carried out by Asanko at Esaase	127

10	DRILLING	132

10.1	Introduction	132

10.2	Nkran	132

10.3	Adubiaso	133

10.4	Abore	135

10.5	Dynamite Hill	137

10.6	Asuadai	139

10.7	Esaase	141

10.8	Diamond Drilling Procedures	144

10.9	RC and Core Sampling Procedures	149

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

10.10	Factors Influencing the Accuracy of Results	150

11	SAMPLE PREPARATION, ANALYSIS AND SECURITY	151

11.1	Sample Handling Prior to Dispatch	151

11.2	Sample Preparation and Analysis Procedures	152

11.3	Quality Assurance and Quality Control	153

11.4	QAQC Conclusions	156

11.5	Adequacy of Procedures	168

11.6	Adjacent Properties	168

12	DATA VERIFICATION	169

12.1	SRK Site Visit	169

12.2	Database Validation	170

12.3	Limitations of Data Verification	170

12.4	Adequacy of Data	170

13	MINERAL PROCESSING AND METALLURGICAL TESTING	171

13.1	Nkran/Abore/Adubiaso Historical Operational Data	171

13.2	Metallurgical Test Work Summary on Phase 1 Deposits	173

13.3	Current Metallurgical Test Work on Phase 1 Deposits	191

13.4	Metallurgical Testwork on Esaase Deposit	202

13.5	Previous Metallurgical Testwork and Processing Studies	202

13.6	Metallurgical Testwork Programme Phase V	209

13.7	Process Plant Recovery Estimate	222

13.8	Conclusions for Mineral Processing and Metallurgical Testwork	224

13.9	Independent Review of the Mineral Processing and Metallurgical Testwork	225

13.10	Assessment of Previous Test Work Results by DRA	226

14	MINERAL RESOURCE ESTIMATES	241

14.1	Assumptions, Parameters and Methods used for Mineral Resource Estimates	242

14.2	Compositing	289

14.3	Density	296

14.4	Statistical Analysis	297

14.5	Outlier Analysis	302

14.6	Variography Parameters	312

14.7	Estimation Methodology	323

14.8	Resource Reporting	348

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

14.9	Disclosure Requirements for Mineral Resources Classification	356

15	MINERAL RESERVES ESTIMATE	370

15.1	DRA Comments	372

16	MINING METHODS	373

16.1	Introduction	373

16.2	Mine Design and Operation	373

16.3	Fleet Requirements	427

16.4	Mine Operating Costs	428

16.5	Mine Capital Costs	430

16.6	Geotechnical	430

17	RECOVERY METHODS	432

17.1	Process Design Criteria	432

17.2	Plant Design	434

18	PROJECT INFRASTRUCTURE	449

18.1	Introduction	449

18.2	Existing Infrastructure and Services	449

18.3	Roads and Site Access	449

18.4	Power Supply	451

18.5	Power Supply and Distribution	452

18.6	11 kV Switchgear	456

18.7	Power Factor Correction (11 kV)	456

18.8	Water Supply	468

18.9	Tailings Storage Facility	468

18.10	Mining Regulations	472

18.11	Road Diversion	487

18.12	Sediment Controls Structures	488

18.13	Site Buildings	491

18.14	Accommodation	495

18.15	Phase 1 Contractor’s Camp	498

18.16	Phase 1 Contractor’s Camp Services	500

18.17	Mobile Equipment	502

18.18	Communications	503

18.19	Security	503

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

18.20	Waste and Sewage Disposal	505

19	MARKET STUDIES AND CONTRACTS	507

20	ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT	508

20.1	Introduction	508

20.2	Ghanaian Legislation and Guidelines	508

20.3	Esaase Project Permitting Process	511

20.4	Phase 1 Project Permitting Process	511

20.5	Phase 1 Public Consultation	512

20.6	Phase 1 Baseline Studies	516

20.7	Impacts and Mitigation	537

20.8	Monitoring	546

20.9	Rehabilitation and Closure	546

21	PHASE 1 OPERATING AND CAPITAL COSTS	548

21.1	Operating and Capital Cost Estimates	548

21.2	Plant Operating Cost Estimate	549

21.3	Mining Operating Cost Estimate	552

21.4	Capital Cost Estimate	553

22	ECONOMIC ANALYSIS	559

22.1	Principle Assumptions	559

22.2	Cash Flow Forecasts	560

22.3	Economic Analysis	560

22.4	Taxes and Royalties	563

22.5	Conclusion	565

23	ADJACENT PROPERTIES	566

24	OTHER RELEVANT DATA AND INFORMATION	567

25	INTERPRETATIONS AND CONCLUSIONS	568

25.1	General	568

25.2	Risks	568

25.3	Resource Estimates and Exploration	570

25.4	Mining	574

25.5	Processing	574

25.6	Infrastructure	575

25.7	Economic Outcomes	575

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

26	RECOMMENDATIONS	576

26.1	Geology	576

26.2	Mining	577

26.3	Geotechnical	577

26.4	Water Supply	578

26.5	Budget	578

27	REFERENCES	580

27.1	Geology	580

27.2	Geotechnical	581

27.3	Processing	582

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

LIST OF TABLES

Table 1-1: Asanko Gold Mine Mineral Resources as at April 2014	34

Table 1-2: Summary of Asanko Gold Mine – Phase 1 Ore Reserve Statement	35

Table 1-3: Predicted Gold Recovery	38

Table 1-4: Production Schedule	43

Table 1-5: Cash Operating Costs	44

Table 1-6: Capital Costs	45

Table 1-7: Summary of Financial Outcomes	45

Table 1-8 - Summary of Key Project Financials After Tax and Royalties on a 100% Basis	46

Table 1-9: Gold Price Sensitivity	46

Table 2-1: Participants	51

Table 2-2: Acronyms and Abbreviations	53

Table 4-1: Asanko Gold Mine Mining Lease and Concession Areas	59

Table 4-2: Tenement details for the 4 Mining Leases making up the Asanko Gold Mine	63

Table 6-1: Obotan Mineral Resource Estimation History	73

Table 6-2: Kiwi/Associated Gold Fields1995 - NkranHistorical Gold Resource Estimates	74

Table 6-3: Resolute 1996 - Obotan Concessions Historical Resource and Reserve Estimates	74

Table 6-4: Resolute 1998 - Obotan Concessions Historical Resource Estimates	75

Table 6-5: Resolute 1999 - Obotan Concessions Historical Reserves	75

Table 6-6: Obotan Historical Processed Ore by Date	76

Table 6-7: Leo Shield 1998 - Abore Historical Resource Estimates	77

Table 6-8: Historical Mineral Resource Estimates for the Project 2011	78

Table 6-9: SRK October 2011 Mineral Resource Estimate	78

Table 6-10: SRK March 2012 Mineral Resource Estimate	79

Table 6-11: GRES September 2012 Ore Reserves	79

Table 6-12: Mineral Resources for the Esaase Gold Project dated November 2011	80

Table 6-13: Mineral Resources for the Esaase Gold Project dated April 2009	81

Table 6-14: Mineral Resources for the Esaase Gold Project dated December	82

Table 6-15: Historical Mineral Reserves Estimate for the Esaase Gold Project 2011	83

Table 6-16: Obotan historical processed ore by date	84

Table 10-1: Nkran – Summary of Historical and Recent Drilling Dataset	132

Table 10-2: Adubiaso – Summary of the Historical and more Recent Drilling Dataset	135

Table 10-3: Abore – Summary of historical and recent drilling dataset	136

Table 10-4: Asuadai – Summary of historical and recent drilling dataset	138

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Table 10-5: Asuadai – Summary of historical and recent drilling dataset	140

Table 10-6: Drilling Summary Statistics for Esaase	142

Table 11-1: Summary Validated Samples Obotan	153

Table 13-1: Historical Operating Data for the Obotan Gold Plant from Resolute Mining Ltd	171

Table 13-2: Detailed Head Assay Results for Oxide Ore Samples	175

Table 13-3: Detailed Head Assay Results for Primary Ore Samples	177

Table 13-4: Comminution Parameter Results for Oxide Ore	180

Table 13-5: Comminution Parameter Results for Primary Ore	181

Table 13-6: Preg - Robbing Test Work Results for Primary Ore	181

Table 13-7: Grind Optimisation Test Work Results for Primary and Oxide Ore	183

Table 13-8: Gravity Concentration and Cyanidation Results for Oxide Ore	185

Table 13-9: Gravity Concentration and Cyanidation Results for Primary Ore	186

Table 13-10: Oxygen Uptake Results for Primary and Oxide Ore	186

Table 13-11: Diagnostic Leach Results for Primary and Oxide Ore	188

Table 13-12: Carbon Kinetic Parameters for Primary Ore	189

Table 13-13: Carbon Kinetic Parameters for Oxide Ore	189

Table 13-14: Viscosity Test Work Results for Primary and Oxide Ores	190

Table 13-15: Settling Test Work Results for Oxide Ore	191

Table 13-16: Composite Makeup and Au Assay	192

Table 13-17: Unconfined Compressive Strengths	193

Table 13-18: SMC Test Results	194

Table 13-19: Derived Comminution characteristics	194

Table 13-20: Bond Test Results	195

Table 13-21: Head Assays	195

Table 13-22: Gravity Recoveries	196

Table 13-23: Flotation / Leach Test Work	197

Table 13-24: Leach Test Work Results	198

Table 13-25: Detoxification Test Results	199

Table 13-26: Thickener Test Conditions	200

Table 13-27: Outotec Thickener Design Criteria	201

Table 13-28: Summary Previous Metallurgical Testwork Phases I to IV	203

Table 13-29 : Phase 111 Variability Testwork Results for Fresh and Oxide Material	206

Table 13-30 : Phase 1V Metallurgical Testwork Summary Results	208

Table 13-31 : Gravity Concentration Results on Composite Samples	211

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Table 13-32 : Batch Flotation Results on Gravity Tailings	214

Table 13-33 : Bulk Flotation Results on Gravity Tailings	215

Table 13-34 : Fresh Material Concentrate Leach Test Summary	216

Table 13-35 : Oxide Material Whole-ore CIL Leach Test Summary Results	219

Table 13-36 : Transition Material Whole-ore CIL Leach Test Summary Results	220

Table 13-37 : Fresh Material Whole-ore CIL Leach Test Summary Results	221

Table 13-38 : Estimated LoM Plant Recoveries for Flotation Included and Flotation Excluded Process Flows	223

Table 13-39: Composite Make-up Details	226

Table 13-40: Comprehensive Head Analysis Results	227

Table 13-41: Comminution Test Work Results Summary	228

Table 13-42: Gravity Concentration and Intense Leach Results Summary	229

Table 13-43: Cyanide Leach Results	230

Table 13-44: Cyanide Leach Reagent Consumptions	230

Table 13-45: Final Leach Solution Chemistry	231

Table 13-46: GRG Modelling Results	232

Table 13-47: Assessment of Comminution Equipment Suitability	233

Table 13-48: Historical Resolute Operating Data	235

Table 13-49: Mining Profile per Source and Ore Type	236

Table 13-50: Gravity Circuit Recoveries for Recovery Assessment	236

Table 13-51: CIL Tailings Residues Used for Recovery Assessment	237

Table 13-52: Overall Circuit Recoveries Calculated	238

Table 13-53: Overall Circuit Discounted Recoveries	240

Table 14-1: Nkran - Mineralised domains used in the resource estimation	253

Table 14-2: Abore Mineralised domains used in the resource estimation	261

Table 14-3: Bulk densities summarised by deposit and oxidation state	269

Table 14-4: Adubiaso - Mineralised domains used in the resource estimation	271

Table 14-5: Dynamite Hill Mineralised Domains used in the Resource Estimation	279

Table 14-6: Asuadai Mineralised domains used in the Resource Estimation	287

Table 14-7: Adubiaso Composite Analysis of Topcut data	292

Table 14-8: Asuadai Composite Analysis of Topcut data	295

Table 14-9: Nkran - descriptive statistics for the various domains generated	297

Table 14-10: Abore - descriptive statistics for the various domains generated	298

Table 14-11: Adubiaso descriptive statistics for the various domains generated	298

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Table 14-12: Dynamite descriptive statistics for the various domains generated	299

Table 14-13: Asudai descriptive statistics for the various domains generated	299

Table 14-14: Esaase - descriptive statistics for the various domains	300

Table 14-15: Nkran - Kriging Capping Values per Domain	303

Table 14-16: Nkran Variography Top-Cut Values per Domain	303

Table 14-17: Abore Kriging Capping Values per Domain	304

Table 14-18: Abore Variography Top-Cut Values per Domain	304

Table 14-19: Adubiaso Kriging Capping Values per Domain	305

Table 14-20: Adubiaso Variography Top-Cut Values per Domain	306

Table 14-21: Dynamite Kriging Capping Values per Domain	307

Table 14-22: Dynamite Variography Top-Cut Values per Domain	307

Table 14-23: Asuadai Kriging Capping Values per Domain	308

Table 14-24: Asuadai Variography Top-Cut Values per Domain	309

Table 14-25: Esaase Kriging Capping Values per Domain	310

Table 14-26: Esaase Variography Top-Cut Values per Domain	311

Table 14-27: Nkran Variogram Parameters	313

Table 14-28: Abore Variogram Parameters	314

Table 14-29: Adubiaso Variogram Parameters	315

Table 14-30: Dynamite Variogram Parameters	316

Table 14-31: Asuadai Varioram Parameters	317

Table 14-32: Esaase Variogram Model Parameters	318

Table 14-33: Nkran Search ranges and angles	323

Table 14-34: Nkran - Number of samples in search	324

Table 14-35: Abore Search ranges and angles	327

Table 14-36: Abore - Number of samples in search	328

Table 14-37: Adubiaso Search ranges and angles	331

Table 14-38: Adubiaso - Number of samples in search	332

Table 14-39: Dynamite Hill - Search ranges and angles	335

Table 14-40: Dynamite Hill - Number samples in search	336

Table 14-41: Asuadai Search ranges and angles	339

Table 14-42: Asuadai - Number of samples in search	340

Table 14-43: Global Means	344

Table 14-44: Declustered Statistics Per Reef	345

Table 14-45: Confidence Levels of Key Criteria	347

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Table 14-46: Asanko Gold Mine Mineral Resources as at April 2014	349

Table 14-47: Nkran Mineral Resources as at April 2014	350

Table 14-48: Adubiaso Mine Mineral Resources as at April 2014	351

Table 14-49: Abore Mine Mineral Resources as at April 2014	352

Table 14-50: Dynamite Hill Mine Mineral Resources as at April 2014	353

Table 14-51: Asudai Mine Mineral Resources as at April 2014	354

Table 14-52: Esaase Mine Mineral Resources as at September 2012	355

Table 14-53: Confidence Levels of Key Criteria for Drilling, Sampling and Geology	357

Table 15-1: Obotan Gold Project Mineral Reserve Statement	371

Table 16-1: Nkran Slope Design Parameters	374

Table 16-2: Dynamite Hill Slope Design Parameters	375

Table 16-3: Adubiaso / Abore / Asuadai Slope Design Parameters	375

Table 16-4: Optimisation Financial Parameters	377

Table 16-5: Nkran Optimisation Results	393

Table 16-6: Adubiaso Optimisation Results	396

Table 16-7: Abore Optimisation Results	401

Table 16-8: Dynamite Shell Selection	405

Table 16-9: Asuadai Optimisation Results	410

Table 16-10: Summary of Selected Shells	415

Table 16-11: Nkran Geotechnical Parameters	416

Table 16-12: Dynamite Hill Geotechnical Parameters	416

Table 16-13: Adubiaso, Abore, Asuadai Geotechnical Parameters	417

Table 16-14: Excavator Productivity	427

Table 16-15: USD Mining Costs	429

Table 16-16: Mining Capital Requirements	430

Table 17-1: Key Process Design Criteria	433

Table 18-1: Electrical Loads (Anticipated)	453

Table 18-2: Expected Lighting Levels (Lux) for Various Areas	461

Table 18-3: Tailings Storage Facility Design Criteria and Specifications	470

Table 18-4: TSF Hazard Classification	473

Table 18-5: Staged Embankment Construction	478

Table 18-6: Road Diversion Design Criteria	488

Table 18-7: Sediment Management System Design Criteria and Specifications	489

Table 18-8: Summary of Sediment Control Structure Catchments	490

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Table 18-9: SCS Design Information	490

Table 20-1: Stakeholder Groups and Committee Membership	514

Table 20-2: Population Distribution by Community	517

Table 20-3: Existing Infrastructure at the time of Baseline Survey (April, 2012)	519

Table 21-1: Cash Operating Costs	548

Table 21-2: Processing Plant Operational Cost Estimate	550

Table 21-3: Process Equipment	555

Table 22-1: Principle Assumptions	559

Table 22-2: Summary of Key Project Financials at $13,00/oz Gold After Tax and Royalties	561

Table 22-3: Post Tax Annual Cash Flow (USD ’000)	562

Table 22-4: Base Case Project Value at different Gold Prices	563

Table 22-5: Base Case Project Value Sensitivity (USD MM)	563

Table 22-6: Base Case IRR Sensitivity	564

Table 25-1: Asanko Gold Mine - Phase 1 Project Risk Ranking	569

Table 25-2: Asanko Gold Mine - Phase 1 Project Risk Category	569

Table 26-1: Budget Summary for First Six Months	578

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

LIST OF FIGURES

Figure 1-1: The Asanko Gold Mine Location	22

Figure 1-2: The Location of the Asankrangwa Gold Belt in relation to the Ashanti and Sefwi Gold Belts	27

Figure 1-3: NPV Sensitivity	47

Figure 1-4: IRR Sensitivity	47

Figure 4-1: The Location of the Asanko Gold Mine in West Africa	57

Figure 4-2: The Location of the Various Tenements making up the Asanko Gold Mine	58

Figure 4-3: Asanko Gold Mine – Phase 1 Project Area	61

Figure 7-1: Geology of southwest Ghana highlighting the Regional Geology around the AGM Gold Mine	86

Figure 7-2: Generalised Stratigraphy of Southwest Ghana	87

Figure 7-3: Regional total field aeromagnetic image of the Ashanti Belt and adjacent Kumasi Basin	89

Figure 7-4: Regional Belt-scale Geological Map of the Project Highlighting the Obotan Deposits	92

Figure 7-5: Property Geological Map	93

Figure 7-6: The Nkran Pit Geology, after SRK 2002	95

Figure 7-7: Geological Model of the Adubiaso Project	97

Figure 7-8: Schematic cross section Abore Deposit South, Main Lithological Units	99

Figure 7-9: Abore Pit 2002 SW view. Pale-grey granite in centre of the pit, NNE-trending siltstone- shale rich units cutting the Pit	100

Figure 7-10: Plan view of the geological model for Dynamite Hill, narrow granitic intrusion (orange)	101

Figure 7-11: Plan view of the geological model for Asuadai, granitic intrusion (diorite)	103

Figure 7-12: Schematic plan view of the Asuadai deposit	104

Figure 7-13: IP Resistivity, Northeast Structures and Alluvial Mining	105

Figure 7-14: Core Photos of Lithology from the Esaase Depopsit	107

Figure 7-15: Schematic Structural Model for the Esaase Deposit and Vicinity	108

Figure 7-16: Typical Weathering Profile at the Esaase Project Looking North	109

Figure 7-17: Geology map of Resolute phase 1 pit overlain with grade control and main lode annotation	111

Figure 7-18: Plan View 155mRL. Abore Deposit. Mineralisation is hosted in the granite intrusion	113

Figure 7-19: Presence of steep breccia style lode in core (DYDD13-003)	114

Figure 7-20: Drill core DYDD13-003 steep and shallow lodes (left) and shallow veins which cut the granite (right)	115

Figure 7-21: Example of Folded and Broken Early Veins	117

Figure 7-22: Example of sheeted veinging with visible gold	117

Figure 9-1: Soil Sampling Grids and Anomalies across Obotan and Esaase	121

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Figure 9-2: Abirem – An Example of a Ground Magnetic survey by Resolute	122

Figure 9-3: Abore – Regional soil sampling by Leo Shield	124

Figure 9-4: Ground geophysical surveys	125

Figure 9-5: VTEM Survey Nkran Pit (yellow outline)	127

Figure 9-6: VTEM 92m Layered Earth Inversion (LEI) for Esaase	128

Figure 9-7: Gold in soil thematic map for the Esaase concession	129

Figure 9-8: Gold in soil thematic map for the Jeni River concession	130

Figure 9-9: Gold in sopil contour map for the Esaase Prospect	131

Figure 10-1: The Drill Collar Plans based on the Drill Type and PMI Program for Nkran	133

Figure 10-2: The Drill Collar Plans based on the Drill Type and Company Program for Adubiaso	135

Figure 10-3: Abore – Plan of drill collar locations showing hole type and company drill program	137

Figure 10-4: Dynamite Hill Drill Collar Plan	139

Figure 10-5: Asuadai – Plan of Drill Collar Locations Showing Hole Type and Company Drill Program	141

Figure 10-6: Drill hole locations for the Asanko Esaase Gold Project	142

Figure 10-7: Hole NKR11-040 drilling on the south eastern side of the Nkran open pit	144

Figure 10-8: Laying core out into pre-marked trays	145

Figure 10-9: Core orientation procedures using a Reflex ACT II system	146

Figure 10-10: Core boxes stacked in the core yard	147

Figure 10-11: Marking up core prior to cutting	148

Figure 11-1: SGS Accra Au Rpt Column	157

Figure 11-2: SGS Accra Au Rpt Line	157

Figure 11-3: INCHCAPE Field Duplicate	158

Figure 11-4: INCHCAPE AuR	158

Figure 11-5: INCHCAPE AuS	159

Figure 11-6: ANALABS Bibiani AuR	159

Figure 11-7: ANALABS Bibiani AuS	160

Figure 11-8: ANALABS Obotan AuR – F625 method	160

Figure 11-9: ANALABS Obotan AuR – F650 method	161

Figure 14-1: Development of type sections on 100m spacing from re-logged drill holes	243

Figure 14-2: Geological model of major rock types within the pit	244

Figure 14-3: Integration of flitch interpretations and historical grade control maps overlain by key structures	245

Figure 14-4: Nkran West - East view of Weathering Profile	246

Figure 14-5: Geological Domains used for resource estimation	247

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Figure 14-6: Nkran - Domain D2000, Varmap XY	249

Figure 14-7: Nkran- Domain D2000, Varmap XZ	250

Figure 14-8: Nkran Block Model, Main Area, IK>0.3 and showing Search Ellipse	251

Figure 14-9: Nkran Variogram Ellipse along domain D2000	252

Figure 14-10: Schematic cross-section South of Abore Deposit, Main lithological units	254

Figure 14-11: Structural architecture of the Abore Deposit showing the dominant NNE and ENE trending structures	255

Figure 14-12: Abore West - East view of Weathering Profile	256

Figure 14-13: Domains used for resource estimation	257

Figure 14-14: Abore - Domain GR, Varmap XY	258

Figure 14-15: Abore - Domain GR, Varmap XZ	259

Figure 14-16: Abore - Block Model Main Area, IK>0.3 and Search Ellipse	260

Figure 14-17: Abore - Variogram Ellipse along Domain GR	261

Figure 14-18: Geological Domains for Asuadai deposit	262

Figure 14-19: Adubiaso West - east view of Weathering Profile	263

Figure 14-20: Adubiaso – Domains	264

Figure 14-21: Adubiaso - Domain “Q”, Varmap XY	265

Figure 14-22: Adubiaso - Domain “Q”, Varmap ZX	266

Figure 14-23: Adubiaso - Block Model Main Area, IK>0.3% and Search Ellipse	267

Figure 14-24: Adubiaso - Block Model Secondary Area, IK>0.5% and Search Ellipse	268

Figure 14-25: Adubiaso = Variogram Ellipse along Domain “Q”	271

Figure 14-26: Dynamite Hill Geological Domains	273

Figure 14-27: Dynamite Hill - West - East view of Weathering Profile	274

Figure 14-28: Dynamite Hill Domains	275

Figure 14-29: Dynamite Hill - Domain GR, Varmap XY	276

Figure 14-30: Dynamite Hill - Domain GR, Varmap XZ	277

Figure 14-31: Dynamite Hill - Block Model Main Area, IK>0.3 and Search Ellipsoid	278

Figure 14-32: Dynamite Hill - Variogram Ellipsoids along Domain GR	279

Figure 14-33: Plan view of the geological model for Asuadai	280

Figure 14-34: Asuadai West - east view of Weathering Profile	281

Figure 14-35: Asuadai - Granite Domain, Varmap XY	282

Figure 14-36: Asuadai - Granite Domain, Varmap ZX	283

Figure 14-37: Asuadai - Block Model Granite Area, IK>0.3% and Search Ellipse	284

Figure 14-38: Asuadai - Block Model Secondary Area, IK>0.3% and Search Ellipse	285

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Figure 14-39: Asuadai - Variogram Ellipse for the Domain GR	286

Figure 14-40: Sectional west tp east view of domains and weathering profile	288

Figure 14-41: Geological Domains used for the Resource Estimation	289

Figure 14-42: Nkran – Histogram of drill hole lengths	290

Figure 14-43: Abore - Histogram of drill hole lengths	291

Figure 14-44: Adubiaso Histograms of the sample lengths for the original drill hole data	293

Figure 14-45: Dynamite Hill - Histogram of sample lengths for drill holes	294

Figure 14-46: Asuadai Histograms of the sample lengths for the original drill hole data	296

Figure 14-47: Nkran Block Model Section N 700640	325

Figure 14-48: Nkran Block Model Section N 700680	326

Figure 14-49: Nkran Block Model Plan View 40m	327

Figure 14-50: Abore Block Model Section N 713980	328

Figure 14-51: Abore Block Model Section N 713940	329

Figure 14-52: Abore Block Model Plan View 130m	330

Figure 14-53: Adubiaso Block Model Section N 704400	333

Figure 14-54: Adubiaso Block Model Section N 704440	334

Figure 14-55: Adubiaso Block Model Plan View 80m	335

Figure 14-56: Dynamite Hill Block Model Section N 707000	336

Figure 14-57: Dynamite Hill Block Model Section N 707040	337

Figure 14-58: Dynamite Hill Block Model PlanView 290m	338

Figure 14-59: Asuadai Block Model Section N 709200	341

Figure 14-60: Asuadai Block Model Section N 709200	342

Figure 14-61: Asuadai Block Model Plan View 180m	343

Figure 14-62: Nkran Resource Classification Section N 700640	360

Figure 14-63: Abore Resource Classification Section N 713980	361

Figure 14-64: Adubiaso Resource Classification Section N 704400	362

Figure 14-65: Dynamite Hill Resource Classification Section N 707000	363

Figure 14-66: Asuadai Resource Classification Section N 704240	364

Figure 14-67: NKran Grade Tonnage Curve	366

Figure 14-68: Abore Grade Tonnage Curve	366

Figure 14-69: Adubiaso Grade Tonnage Curve	367

Figure 14-70: Asuadai Grade Tonnage Curve	367

Figure 14-71: Dynamite Hill Grade Tonnage Curve	368

Figure 14-72: Measured Grade versus Tonnage Curve	368

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Figure 14-73: Indicated Grade versus Tonnage Curve	369

Figure 14-74: Inferred Grade versus Tonnage Curve	369

Figure 16-1: Nkran DCF Sensitivities	378

Figure 16-2: Mining Metal Output Sensitivities	379

Figure 16-3: Mine Life Sensitivies	379

Figure 16-4: Nkran Ore Tonnes Sensitivities	380

Figure 16-5: Adubiaso DCF Sensitivities	381

Figure 16-6: Adubiaso Metal Ounces Mined Sensitivities	382

Figure 16-7: Adubiaso Mine Life Sensitivities	382

Figure 16-8: Adubiaso Ore Tonnes Mined Sensitivities	383

Figure 16-9: Abore DCF Sensitivities	383

Figure 16-10: Abore Metal Ounces Mined Sensitivities	384

Figure 16-11: Abore Mine Life Sensitivities	384

Figure 16-12: Ore Tonnes Mined Sensitivities	385

Figure 16-13: Dynamite Hill DCF Sensitivities	385

Figure 16-14: Dynamite Hill Metal Ounces Mined Sensitivities	386

Figure 16-15: Dynamite Hill Mine Life Sensitivities	386

Figure 16-16: Dynamite Ore Tonnes Mined Sensitivities	387

Figure 16-17: Asuadai DCF Sensitivities	388

Figure 16-18: Asuadai Ounces Mined Sensitivities	388

Figure 16-19: Asuadai Mine Life and Ore Tonnes Mined Sensitivities	389

Figure 16-20: Nkran Au Price Sensitivities	390

Figure 16-21: Adubiaso Au Price Sensitivities	390

Figure 16-22: Abore Au Price Sensitivities	391

Figure 16-23: Dynamite Hill Au Price Sensitivities	391

Figure 16-24: Asuadai Au Price Sensitivities	392

Figure 16-25: Nkran Whittle Analysis	395

Figure 16-26: Adubiaso Whittle Analysis	399

Figure 16-27: Abore Whittle Analysis	405

Figure 16-28: Dynamite Hill Whittle Analysis	409

Figure 16-29: Asuadai Whittle Analysis	414

Figure 16-30: Nkran Stage 1	418

Figure 16-31: Nkran Stage 2	419

Figure 16-32: Nkran Stage 3	419

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Figure 16-33: Nkran Stage 4	420

Figure 16-34: Nkran Final Pit and WRD Designs	420

Figure 16-35: Nkran Inpit Haul Routes for Stage 4 and 5 respectively	421

Figure 16-36: Adubiaso Final Pit Design	422

Figure 16-37: Abore Final Pit Design	422

Figure 16-38: Asuadai Pit Design	423

Figure 16-39: Asuadai Final Pit Design	423

Figure 16-40: Total Material Movements by Month (First 4 Years)	426

Figure 16-41: Ore Mined per Month (First 4 Years)	426

Figure 16-42: Mining Cost Breakdown	429

Figure 16-43: Mining Unit Cost Breakdown	430

Figure 17-1: Asanko Gold Mine Block Flow Diagram	435

Figure 20-1: Village Locations	513

Figure 20-2: Queuing for Water (Kurofoforom Community)	520

Figure 20-3: Typical KVIP at Kobinaso	521

Figure 20-4: Mine Development and Culturally Significant Sites	534

Figure 20-5: Mine Development with Priority Sites	535

Figure 21-1: Asanko Gold processing plant operational cost breakdown	550

Figure 22-1: Case - NPV sensitivity	564

Figure 22-2: IRR Sensitivity	565

Figure 26-1: Cash Flow Forecast for Asanko Gold Mine - Phase 1 Project	579

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

1	SUMMARY

1.1	Introduction

Following the acquisition of PMI Gold Inc. in early 2014, Asanko Gold Inc. (Asanko or the Company) combined its Esaase Gold Project with PMI’s Obotan Gold Project to form the Asanko Gold Mine (AGM). Asanko is intending to develop the AGM in two phases, with Phase 1 being largely based on the Obotan Project as initiated by PMI. In is envisioned by the Company that the Esaase pit will be assessed for development in a second phase of which is the subject of a follow-on Pre-Feasibility Study (Phase 2 PFS) expected to be complete in March 2015. The Phase 2 PFS will be premised on processing ore from Esaase in an expanded Phase 1 processing facility, utilising much of the infrastructure of Phase 1.

Phase 1 of the AGM has been under development by the Company since August 2014 and the Company anticipates gold production to commence in Q1 2016.

Asanko contracted DRA Projects (Pty) Ltd (DRA), Cresco Project Finance (Pty) Ltd (Cresco) and CJM Consulting (CJM) to prepare this feasibility study which is called a Defintive Project Plan (DPP) for the Asanko Gold Mine Phase 1 (herein the “Phase 1 Project” and sometimes “Obotan”). The work and conclusions of the DPP are disclosed in accordance with Canadian National Instrument 43-101 “Standards of Disclosure for Mineral Projects”. This DPP and supersedes in its entirety the prior version of this DPP filed on SEDAR on December 17, 2014 after amendment to reflect comments received from technical staff at the British Columbia Securities Commission.

1.2	Project Description and Location

The AGM concessions are located in the Amansie West district of the Ashanti region of Ghana (Figure 1.1). The Project concessions are owned 100% by Adansi Gold Company Ghana (Adansi), a 100% owned Ghanaian subsidiary of Asanko. The government of Ghana retains the right to take a 10% free carried interest in the Project under Section 8 of the Ghanaian Mining Act. The Esaase concessions are 90% owned by Keegan Resources Ghana Limited (KRGL) a 100% owned Ghanaian subsidiary of Asanko, with the Government of Ghana owning 10% reflecting its free carried interest.

Asanko holds four mining leases (Table 1.1), as well as prospecting and reconnaissance licenses which collectively make up the AGM and span 30 km strike length of the Asankrangwa Gold Belt. These concessions cover an area of approximaly 309.61 km2, between latitudes 6° 11’ 54.985” N and 6° 35’ 33.074” N, and longitudes 2° 4’ 59.195” W and 1° 51’ 25.040” W.

The Esaase, Abore, Abirem, and Adubea Mining Leases contain all of the resources defined to date. All other concessions held by Asanko in the area contain exploration potential defined to date and in some instances locations for

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

infrastructure. The Ghana Environmental Protection Agency (EPA) grants permits on a perennial basis to conduct exploration. On advice from Asanko, with respect to the Project areas, all permitting within the afore-mentioned governmental permitting structure is up to date and accounted for.

Figure 1-1: The Asanko Gold Mine Location

Table 1-1: The Asanko Gold Mine Mining Licences

Tenement name	100% owned title holder	Minerals Commission file	Current grant date	Current expiry date	Status of license
Esaase	KRGL	EPA/PR/PN/804	04/09/1990	03/09/2028	Mining area applied for
Abore	Adansi	PL 6/303	02/11/2012	01/11/2017	Valid
Abirem	Adansi	PL 6/303	28/03/2013	27/03/2026	Valid
Adubea	Adansi	PL 6/310	02/11/2012	01/11/2018	Valid

All concessions carry a 10% free carried interest in favour of the Ghanaian government. The government interest is reflected in a 10% ownership of the operating company, and the government has a right to 10% of any intercompany dividends paid by the subsidiary. The leases are also subject to a 5% royalty payable to the government of Ghana. In addition, the Adubea concession is also

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

subject to an additional 0.5% royalty to the original concession owner. The Esaase mining lease is also subject to an additional 0.5% royalty to the Bonte Liquidation Committee (BLC).

On advice from Asanko, under the current ownership arrangement and status of holdings, there is no environmental liability held over Asanko for any of the AGM concessions relating to Phase 1 with the exception of project works to date. There is a potential environmental liability on the Company’s Jeni River concessions which was inherited with the acquisition of the concessions and is not material to the Company, but is reported in its recent financial statements as an Asset Retirment Obligation.

1.3	Accessibility, Climate, Infrastructure and Phsiography

The AGM concessions are located in the Amansie West district of the Ashanti region of Ghana, approximately 250 km northwest of the capital Accra, and about 50 to 80 km southwest of the regional capital of Kumasi. There are several local villages near the AGM site, the closest to the plant site is the the Manso Nkran village, while the villages of Tetrem and Esaase are in close proximity to the Esaase deposit.

Mining personnel are readily available in Ghana with a highly skilled workforce and numerous mining operations in the country.

There are daily flights from Accra to Kumsi flown by several different airlines. In addition, there is a small aircraft airstrip located adjacent to the Phase 1 infrastructure west of the Nkran village. Existing road access to the site is available from the west, south and east, but the main access used will be from the ports of Tema and Takoradi to the south via Kumasi, or Obuasi. Total distance from Tema to the project site, via Kumasi is approximately 400 km.

The AGM is located in hilly terrain dissected by broad, flat drainages that typically form swamps in the wet season between May and late October. Hill tops are generally at very similar elevations, reflecting the elevation of a previous erosional peneplane that is now extensively eroded. Maximum elevations are around 80 metres above sea level, but the areas impacted by the AGM deposits generally lie at less than 50 metres elevation. Despite the subdued topography, hill slopes are typically steep. Ecologically the AGM area is situated in the Wet Evergreen Forest Zone.

The Project is currently under contruction and infrastructure is progressing. Current site infrastructure consists of:

●	An exploration office, core storage area and accommodation facility located just west of the village of Nkran

●	An exploration office, core storage area and accommodation facility located just north of the village of Tetrem

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

●	Infrastructure remaining from the operations of Amansie Resources Limited consisting of administrative buildings (fully renovated), a mine village equipped with a water treatment plant, that is partially habitable and a 33 kV power supply from the ECG sub-station at Gyagyatreso

●	Communications currently available at the site are good. Vodafone has recently completed the installation of communication towers which have significantly improved network coverage on site

●	The section of the haul road between the Nkran Pit and Abore Pit south of the tar road, has been upgraded to serve as the main access road to the mine. This is a private (mine road) and does not pass through any minor village

●	Power supply infrastructure has suitable capacity to support the operation during construction

The power supply for operations will be via a new 161 kV power line from Asawinso to site. The construction of this line is underway, including:

●	Installation of a 161 kV power line from the GridCo sub-station at Asawinso to the site

●	Transformers on site to provide 11 kV to the plant

●	Transformers on site to step up 11 kV to feed existing 33 kV circuits

Water is readily available in the AGM area. A ground water assessment of the planned Nkran and Adubiaso Pits was conducted based on an investigation that took place from April to June 2012 and included the drilling of eight investigation holes and the pump testing of six bores.

The results of this programme indicates that the base load process raw water requirement of 7 litres per second could be supplied by two of the bores operating on a duty and standby basis with a third equipped as a spare.

Potable water is available at both of the accommodation camps (Phase 1 and Esaase) and is more than adequate to provide potable water needs to the work force.

1.4	History

1.4.1	NkranArea

Nkran appears to be quite important from the viewpoint of historical artisanal gold mining that dates back many generations and remains quite extensive to the present day.

In the late 1980s, this prospect attracted the attention of consultant Dr Alex Barko who recommended the area to one of his local Client groups and Obotan Minerals subsequently applied and received a prospecting concession covering about 106 km2 over the general area. A minor amount of prospecting was carried out in the early stages. Some attention was paid to the alluvial gold potential

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

because of the extensive gold in the nearby Offin River (held by Dunkwa Goldfields), as well as the alluvial gold project being developed at the time, a little further north in the Bonte area. In the early 1990s, the Obotan concession was examined by American consultant Al Perry who was working on behalf of two related Australian juniors, Associated Gold Fields NL and Kiwi International Resources Limited.

By early 1995, resource estimates (measured, indicated and inferred) were reported as 4.8 Mt grading about 3.7 g/t for an in-situ gold content of close to 600,000 oz. A feasibility study was completed and a mining lease was granted in late 1995. In May 1996 the combined interests of Kiwi and Associated Gold Fields were bought out by Resolute Limited who immediately reviewed and expanded the scope of the project. This was achieved mainly by conducting further RC diamond drilling to increase resources to a depth of 150 m at Nkranand to further assess the known mineralization at nearby Adubiaso.

A revised mine development plan was completed by the end of July 1996 and a decision was made to proceed into production at a rate of 1.4 Mtpa. Initial mining was started early in 1997 and by May 1997, the first gold was poured. Mining operations ceased in 2002 due to low gold prices and the concessions were reclaimed and returned the Government of Ghana.

1.4.2	Abore Area

The Abore area was covered in a prospecting concession granted to the Oda River Gold small scale mining licence (Asuadai prospect) at Adubea in 1991.

In the mid-1990’s, Mutual Resources of Vancouver, Canada, in partnership with Leo Shield Exploration of Perth, Australia, completed a joint venture with the Oda River group and commenced a regional exploration program on the concession (covering approximately 73 km2). Prospecting in the area north of Abore revealed extensive old and very recent artisanal mining in alluvial areas as well as many old Ashanti pits in the saprolite along a low hill immediately adjacent to the alluvial workings.

Soil geochemistry revealed a strong north-north-east trending gold anomaly over the area of artisanal mining (bedrock areas); the anomaly is several hundred metres wide and traceable along strike for about 3 km, well beyond the area of old workings. Extensive trenching in the area confirmed continuous bedrock mineralization over a distance of at least 1,000 m with widths in the range 50 - 100 m. The mineralization consists of a broad quartz stock work system hosted mainly by a north-north-east trending intermediate granitoid intrusion. The early artisanal pitting was focused mainly on narrow quartz veins associated with the stock work system. Extensive drilling in the area (mainly RC, but considerable diamond drilling as well) has outlined a sizeable resource (now known as the Abore north prospect). In the late 1990’s, Mutual’s interest in the project was bought out by Leo Shield, (now Shield Resources). In early 2001, an agreement was reached with Resolute whereby ore was trucked from Abore north to the Nkran plant for treatment.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

1.4.3	Adubiaso Area

During the late 1990’s, the Nkran plant started to process oxide ores from the Adubiaso gold deposit, located about 7.5 km north-north-west of Nkran. There were no known historical workings on this area.

1.4.4	Asuadai Area

The Asuadai prospect has predominantly been worked by local artisanal miners who have undertaken minor pitting in the region down to 5 to 10 m through the oxide material to expose these stock work vein sets. There were no known formal historical mining workings on this area.

1.4.5	Dynamite Hill Area

There was no historical exploration or mining activity known at Dynamite Hill.

1.4.6	Esaase Area

Artisanal mining has a long history in the Bonte Area, associated with the Ashanti Kingdom. Evidence exists of adits driven by European settlers, between the period 1900 to 1939, however, no documented records remain of their activity. Drilling was conducted on the Bonte River valley alluvial sediments during 1966 and 1967 to determine alluvial gold potential.

In 1990, the Bonte mining lease was granted to Akrokerri-Ashanti Gold Mines (AAGM) and was later transferred to Bonte Gold Mining (BGM), a local subsidiary of AAGM. BGM had reportedly recovered an estimated 200,000 oz of alluvial gold on the Esaase concession and another 300,000 oz downstream on the Jeni River concession, prior to entering into receivership in 2002. It should be noted that previous placer gold production is of no relevance to Asanko’s development program, which is entirely focused on the development of hard rock resources.

The Esaase mining concession, including the camp facilities at Tetrem, was bought from the Bonte Liquidation Committee by Sametro Company Limited, a private Ghanaian company. In May, 2006, Asnako, then called Keegan Resources, signed a letter of agreement with Sametro to earn 100% of the Esaase mining concession over a three year period of work commitments and option payments.

1.5	Geological Setting

The geology of economic interest in Ghana is comprised predominantly of rocks of the Birimian and to a lesser extent of units belonging to the Tarkwaian. The Birimian consists of narrow greenstone (volcanic) belts, which are traceable for hundreds of kilometres along strike, but are usually only 20 to 60 km wide. The greenstone belts are separated by wider basins of mainly marine clastic sediments. The margins of the belts commonly exhibit faulting on local and

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

regional scales. These structures are fundamentally important in the development of gold deposits, for which the region is well known, and often result in systems of gold-bearing quartz veins within the tightly folded Birimian-age sedimentary rocks.

The AGM concessions are located in the centre of the Kumasi basin, nearly equidistant between the north-west flank of the Ashanti Belt and the south-east flank of the Sefwi-Bibiani Belt, (Figure 1.3), and form part of the Asankrangwa Gold Belt, a complex northeast trending shear system, situated along the central axis of the Kumasi Basin, bearing quartz reefs and granitic intrusives, within a zone that is about 15 km wide, and may be traced for a northeast-southwest distance of some 150 km.

Figure 1-2: The Location of the Asankrangwa Gold Belt in relation to the Ashanti and Sefwi Gold Belts

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

1.6	Exploration

Asanko has undertaken extensive geophysical surveys (both ground and airborne), surface mapping and reconnaissance, data accumulation, reverse circulation drilling, diamond drilling and validation over the the Abore, Asuadai, Adubiaso, Dynamite Hill, Nkran and Esaase concessions.

1.7	Mineralisation

Gold mineralisation in the AGM area is hosted in Birimian metasediments and basin type granites and is associated with major northeast striking, 5 to 40 m wide graphite-chlorite-sericite fault zones. In particular, gold mineralisation is developed where the northeast fault zones intersect major east- to northeast striking fault zones, and especially where they are recognised to have influenced granite emplacement, alteration and Au geochemical trends.

The AGM area contains six major systems of gold-bearing quartz veins hosted by tightly folded and foliated Birimian-age altered sedimentary rocks, and basin-type granites within several well defined parallel structural corridors. The host rock package includes shale, siltstones, granites, and lesser feldspathic sandstones. The sedimentary packages are moderately to strongly folded and foliated with shale generally displaying better development of foliation than siltstone. The intrusive packages generally display less strain than the sedimentary packages. The mineralised quartz veins are syn- to post-kinematic, and generally form sets of sub-vertical to gently dipping veins, with the syn-kinematic veins folded about the dominant axial plane cleavage. The overall trend of the mineralised bodies is northeast with a moderate dip to the west. The vein arrays within these bodies have various orientations. The most common orientations are north striking with vertical dips.

1.8	Drilling

1.8.1	Phase 1 Deposits

Drill traverses for all Phase 1 project areas are generally aligned perpendicular to the local NE-SW mineralised trends.

To date, a total of 1,947 holes have been drilled in the four deposits (Nkran 877, Adubiaso 327, Asuadai 143, Abore 463, and Dynamite Hill 137).

The resource drill hole spacing varies between the projects, from as small as 10 to 15 m across strike, and 15 to 50 m along strike (to define near mine surface projections of mineralisation). Drill coverage at depth is variable approaching the maximum drilled depth of 590 m from surface in drill hole RCD802A at the Nkran deposit.

The drilling density is considered appropriate to define the geometry and extent of the mineralisation for the purpose of estimating gold resources, given the understanding of the local project geology, structure and confining formations.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

1.8.2	Esaase

The drilling programme conducted at the Esaase deposit focused mainly on the northwest striking gold bearing structures in the Esaase concession but in addition, targets on the Jeni, Dawohodo and Mpatoam concessions were drilled. The drilling programme entailed both surface reverse circulation (RC) and diamond core (DC) drilling methods focused on the targets identified by soil sampling, trenching and geophysical interpretations.

A total of 1,496 drillholes were completed on the Esaase area. The vast majority of the drillholes into the west dipping mineralisation were collared at an orientation of approximately 100º (UTM). A small number of drillholes were drilled towards approximately 300º. Of these, 1,187 drill holes in the currently defined resource area were used for the resource estimation study.

1.9	Sampling and Analysis

1.9.1	Phase 1 Deposits

RC samples were riffle split using a three tier Jones riffle splitter. A final sample of approximately 3 kg was collected for submission to the laboratory for analysis. All 1m interval samples were analysed. RC chip trays were systematically compiled and logged with all bulk rejects stored at the project site.

For diamond drill core, after geological and structural logging, sampling was routinely taken at 2 m intervals downhole, or to geological contacts, and 1 m samples are taken in the mineralised zones. Given familiarity with the mineralised zones at Nkran, routine 2 m sampling outside of the mineralised zones was replaced with sampling 5 m either side of the main mineralised zone, and where occasional alteration and veining are recognised.

Core was routinely photographed prior to cutting, then laid in single trays and labelled. Once logged, the core is marked for sampling and cut using a diamond blade saw. Core is handled by several trained technicians during the cutting process.

After the core is half-cut, it is carefully placed in plastic bags marked with a unique sample number. A piece of flagging tape with the sample number was inserted into the bag for further reference and security. Individually bagged core and RC drilling samples were packed in polyweave, or heavy plastic sacks (i.e. 5-10 samples per sack), tied with binding wire and prepared for transport to the laboratory. Sample bags are stapled before being dispatched. All samples were firmly secured and locked in a designated sample room at PMI’s field office. The company geologist, responsible for core logging and RC sampling, held the only key to the room where samples were secured. The geologist was responsible at all times for their secure shipment to the laboratory. The sample preparation, security and analytical procedures adopted by PMI provide an adequate basis for the current mineral resource estimates.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

PMI typically inserted random blank samples into the assay stream. These blanks consistently returned very low assays. Additionally, any samples in which visible gold was noted, during the logging or in the case of panning RC drill chips, or any samples which returned high gold grades, were routinely submitted for either screened metallic, or a bulk cyanide leach assay. In addition, random pulps and rejects were submitted to other certified labs for checking or confirmation purposes.

Comparison of the results from the various different assays and laboratories utilised, indicates a high measure of confidence in the assay data. The assay labs utilised by PMI utilised their own in-house QC programs. These included standards, replicas, duplicates and blanks. In general, every batch of 50 solutions contained two standards positioned randomly; two replicates positioned at the end of the rack; two duplicates selected randomly and positioned immediately under the original and one blank positioned randomly.

All sampling was carried out under the direct supervision of PMI senior personnel, either the president, VP of exploration, project manager, or the chief geologist. All drill cores from the concessions were geologically and structurally logged, split (sawn), photographed and stored at PMI’s field offices, or sampling and storage facility in Nkran. All core samples were submitted to SGS in Tarkwa and check samples to ALS Commercial Laboratory in Kumasi. All samples were analysed for gold, either by 50 g Fire Assay or Screen Metallic Fire Assay with AA Finish (AA26); or for cyanide leach, depending on peculiar features and characteristics of the rock or the drill cuttings. Screen metallic fire assaying is often used for samples suspected of being high grade where coarse gold is anticipated. Remaining samples, expected to represent “waste” or non-ore mineralised are analysed using straight fire assay.

The technical report authors are of the opinion that the QAQC undertaken by the three companies, RSG, PMI and Asanko, is adequate and that the current QAQC systems in place at Obotan to monitor the precision and accuracy of the sampling and assaying are adequate and should continue to be implemented.

Inspections of the Company’s drilling techniques, sampling, logging procedures, density measurements, exploration data, resources review, geochemical sampling, data QAQC, data entry, and laboratory have been conducted, as well as site and assay laboratory inspections, with no serious issues with regard to any of the data identified. In addition, the database was reviewed and validated prior to commencing the 2015 Asanko Project Plan. The conclusion was that the application of the surface drill hole data is adequate for the geostatistical estimation processes employed on the various tenements of the Project, and the geological logging, sample preparation and analytical procedures conform to industry standards and are therefore adequate for use in geological modelling and geostatistical estimation.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

1.9.2	Esaase

The drill chips from the RC drilling programme were collected in 1m intervals downhole via a cyclone which discharged into PVC bags. The collected samples were weighed prior to splitting and then were riffle split using a three tier Jones riffle splitter. A final sample of approximately 3 kg was collected for submission to the laboratory for analysis. The RC chip material was stored in trays which were systematically compiled and logged with all bulk rejects stored at the Asanko Gold’s exploration camp in the village of Tetrem. All 1m interval samples were submitted for analysis.

For diamond drilling, the sampling of the core was subject to the discretion of the geologist completing the geological logging. Early in the exploration, nominal 2m intervals samples were taken unless otherwise dictated by geological or structural features. After December 2006, the sample interval was 1m intervals with the majority (90.7%) of samples submitted to the laboratory as half core and the remaining submitted as whole or quarter core.

The sampling intervals are significantly smaller than the true width of overall mineralised zones, which is variable throughout the deposit, but is typically in excess of 30m.

The required interval was marked on the core and the sample cut in half by electric diamond blade core saw. The standard protocol is that the cut is made 1cm to the right in a downhole direction of the orientation line, with the left side being retained and the other half broken up for assay. In the upper oxide zone, where the core was too friable for diamond saw cutting, the procedure was to dry cut or cleave the core.

The structure orientations noted in the core were routinely recorded to assist in determining the controls on mineralisation, in establishing a reliable geological model for resource estimation, and to provide additional geotechnical information to determine likely blast fragmentation and pit stability characteristics. The core was transferred from the trays and pieced together on a V-rail (angle iron) rack. The orientation line (bottom of hole), determined by the orientation tool recorded during drilling, was drawn along the entire length of the assembled core.

Geotechnical logging has recorded percentage core recovery, lithology, weathering and oxidation, rock strength, RQD percentage and rock defects including frequency, orientation, type and characteristics. A set of metallurgical drillholes of approximately 28 oriented HQ3 core drillholes were drilled radially outward from within the deposit through depths beyond an assortment of potential pit wall limits.

The sample recovery for the RC drilling averages approximately 34 kg per metre drilled. Bulk sample weights (on a per metre basis) have been recorded in the database for approximately two thirds of all RC samples drilled. Sample recovery in DC drillholes was good although in the moderate to highly weathered saprolite and highly fractured and brecciated zones poor recoveries were experienced.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Asanko Gold began utilising HQ3 drilling to minimise the core loss in the weathered and transition zones after July 2008.

Recovery factors are unlikely to materially affect the accuracy and reliability of the results.

The Asanko sampling procedures adopted for the drilling programmes are consistent with current industry best practise. Samples collected by DC drilling within the highly weathered zones are of moderate quality, with the remainder being of good quality. Sample recoveries and quality for the RC drilling are high with drilling switching to diamond core once wet samples were noted.

A quality control twin drillhole exercise was undertaken to determine if any negative bias resulted in the DC drilling due to the use of water. A number of the DC drillholes had poor recovery in the highly weathered zone and potential exists to wash out fine gold and therefore underestimate the gold content. Four DC and RC drillhole pairs were suitable for comparison and results indicate comparable intervals of mineralisation with broadly equivalent grades between DC and RC drilling.

1.10	Security of Samples

1.10.1	Phase 1 Deposits

Individually bagged core and RC drilling samples were packed in polyweave, or heavy plastic sacks (i.e. 5-10 samples per sack), tied with binding wire and prepared for transport to the laboratory. All samples were firmly secured and locked in a designated sample room at PMI’s field office. The company geologist, responsible for core logging and RC sampling, held the only key to the room where samples were secured. The geologist was responsible at all times for their secure shipment to the laboratory.

1.10.2	Esaase

Asanko sampling protocols required samples to be collected in staple-closed bags, transported to the exploration camp to be collected by the laboratory vehicle, at which point the laboratory assumed responsibility and transported the consignment to the laboratory directly. The samples submission procedures were supervised by Asanko technical staff and the rapid submission of samples provided little opportunity for sample tampering. Equally, given the umpire assaying via an external international laboratory and the regular ‘blind’ submission of international standards to both the primary and umpire assay facilities, any misleading analytical data would have been readily recognised and investigated.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

1.11	Mineral Resources and Reserve Estimates

For the AGM Phase 1 Mineral Resources (Nkran, Adubiaso, Abore, Dynamite Hill and Asuadai deposits) a 0.8 g/t cut-off was used. For AGM Phase 2 Mineral Resources (Esaase) a 0.6 g/t cut-off was used.

Cautionary Note about Mineral Resources:

Mineral Resources that are not mineral reserves do not have demonstrated economic viability. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred mineral resources will be converted to measured and indicated categories through further drilling, or into mineral reserves, once economic considerations are applied. The Company advises investors that while the term “inferred mineral resources” is recognized and required by Canadian regulations, the SEC does not recognize it.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, and they have not been used in this Definitive Project Plan to estimate Mineral Reserves.  Readers are cautioned not to assume that all or any part of an inferred resource exists, or is economically or legally mineable.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Table 1-1: Asanko Gold Mine Mineral Resources as at April 2014

Deposit	Measured			Indicated			Total (M&I)			Inferred
	Tonnage Mt	Grade G/T	Content Moz	Tonnage Mt	Grade| G/T	Content Moz	Tonnage Mt	Grade G/T	Content Moz	Tonnage Mt	Grade G/T	Content Moz
Nkran	13.24	2.55	1.09	25.80	2.23	1.85	39.04	2.34	2.94	7.06	2.34	0.53
Adubiaso	0.73	2.60	0.06	1.40	2.04	0.09	2.13	2.23	0.15	0.20	2.27	0.02
Abore	1.61	1.70	0.09	3.37	1.63	0.18	4.98	1.65	0.27	6.59	1.65	0.35
Dynamite Hill	0.00	0.00	0.00	1.84	1.86	0.11	1.84	1.86	0.11	0.52	1.51	0.03
Asuadai	0.00	0.00	0.00	1.64	1.34	0.07	1.64	1.34	0.07	1.25	1.61	0.06
Esaase	23.38	1.49	1.12	71.25	1.44	3.28	94.63	1.45	4.40	33.59	1.40	1.51
Total	38.96	1.88	2.36	105.30	1.65	5.58	144.26	1.71	7.94	49.21	1.58	2.50

Notes:

Columns may not add up due to rounding

All figures are in metric tonnes

The Mineral Resources are stated as in situ tonnes

Individual Densities were used per mineralized zone

The tonnages and contents are stated as 100%, which means no attributable portions have been stated

Conversion from gr to oz – 31.10348

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

The AGM Phase 1 Definitive Project Plan meets the customary industry criteria for a definitive feasibility study as well as those of the Canadian Institute of Mines, Metallurgy and Petroleum whose criteria are incorporated as the standard under NI 43-101. This DPP reports a Mineral Reserve for the Project based on the associated Mineral Resource estimation, dated September 2014 by CJM. While reserves were previously estimated for the Esaase project in 2012 when it was a stand-alone project no Mineral Reserves are currently assigned to the Esaase deposit because it is the subject of the Phase 2 PFS and until that feasibility work supports a reserve estimate none will be made.

DRA generated optimised pit shells for the Project based on the material reported as Measured and Indicated Mineral Resources only. Metallurgical recoveries have been provided by DRA based on analysis of past test work, operational results and more recent test work. Five separate pit designs were developed from the optimised pit shells, Nkran, Adubiaso, Abore, Dynamite Hill and Asuadai.

Table 1-2 summarises the ore reserve statement based on the work undertaken as part of this Definitive Project Plan. The reported numbers are based on an assumed long term gold price of US$1,300/oz.

The grades and tonnes reported have been modified by applying mining recovery and dilution based on orebody geometry and mining methodology. This equates to both a mining dilution as well as an ore loss of 5%.

Table 1-2: Summary of Asanko Gold Mine – Phase 1 Ore Reserve Statement

Deposit	Classification	Tonnage (Mt)	Au Grade (g/t)	Moz
Nkran	Proven	13.5	2.32	1.00
	Probable	17.7	2.12	1.20
Adubiaso	Proven	0.9	2.23	0.06
	Probable	0.9	1.90	0.05
Abore	Proven	1.2	1.69	0.06
	Probable	0.9	1.87	0.05
Asuadai	Proven	0.0	0.00	0.00
	Probable	0.5	1.26	0.02
Dynamite Hill	Proven	0.0	0.00	0.00
	Probable	1.1	1.88	0.07
Total	Proven	15.5	2.26	1.13
	Probable	21.0	2.07	1.39
	Total	36.5	2.15	2.52

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

1.12	Mining Operations

1.12.1	Mining

The Project is based on an open pit contractor mining operation and a 3 Mtpa processing plant using conventional carbon-in-leach (CIL) technology. The primary source of feed material for the CIL plant is the Nkran pit, with satellite pits at Adubiaso, Abore, Dynamite Hill and Asuadai providing additional feed.

A detailed life of mine (LoM) plan was developed for Phase 1 using the CJM technical report as of September 30, 2014 filed on SEDAR October 24, 2014 comprising 3.54 Moz of gold in the Measured and Indicated category with an average grade of 2.2 g/t gold at a 0.8 g/t gold cut-off.

All Phase 1 deposits will be mined utilising conventional truck and shovel method. Ore and waste will be drilled and blasted, then loaded and hauled to either the Nkran ROM pad, direct tip into the crushing facility at Nkran, placed on pit rim stockpiles for the remote deposits, or placed on waste rock storage facility with 90 tonne haul trucks. A single fleet of mining equipment will be shared between all deposits. The project is to be mined utilising modern technology with proven success, with no requirement for untried, or untested technology. For the pits Adubiaso, Abore, Dynamite Hill and Asuadai, a fleet of road trucks will be utilised to haul ore from the respective pit rim stockpiles to the central processing facility at Nkran.

Nkran will commence production first. This will assist in keeping the pre-stripping volumes low and delivering higher mill feed grades early in the project life.

Approximately one year of waste stripping will be required to expose sufficient ore to maintain a constant ore feed rate of 3 Mtpa once the mill has been commissioned. During this first year, ore that is mined will be stockpiled. This material has been utilised in the production schedule, however it is expected once the processing facility is constructed this material will be utilised as commissioning material.

The mining of all five Phase 1 deposits runs for a period of approximately 12.5 years based on the current production schedule. The peak production requirements are 26 Mtpa (total material movement).

It is envisioned that if proved feasible, Esaase will aslo be mined as an open pit operation. The Phase 2 PFS is investigating optimum transportation methods for mineralized material.

1.12.2	Metallurgical Test Work

Metallurgical test work on Phase 1 deposits was initially carried out by AMMTEC Pty Ltd, AMDEL Ltd, Supaflo Technologies Pty Ltd, Analabs Pty Ltd and METCON Research Inc. The test work program was conducted on composite samples of drill core and reverse circulation drill chips from Nkran oxide and primary ore ores to obtain design comminution, gravity and leaching parameters.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

A new metallurgical test work program was completed in February 2012. The results from this program included:

●	Additional comminution and leaching characteristics of the Nkran primary ore at greater depth

●	Quantification of the cyanide detoxification requirements

●	Thickener sizing data

In addition to the above mentioned test work, test work was performed on Dynamite Hill material. This test work included:

●	Comminution characteristics of Dynamite Hill oxides, transitional, and fresh material

●	Gravity circuit recovery of Dynamite Hill oxides, transitional, and fresh material; and

●	Cyanide leaching of Dynamite Hill oxides, transitional, and fresh material

A gravity circuit modelling report by Gekko Systems, based on previous test work on Nkran ore, has been referenced in the recovery assessment. The metallurgical design has been based on the results of the recent test work carried out Asanko, historical test work carried out by Resolute and Resolute historical operational results.

The Esaase deposit has been subjected to extensive metallurgical testwork programs carried out in four phases from 2008-2011, including:

●	Diagnostic testing of oxide, transition and fresh materials in 2008-2009

●	Development of process flowsheet comprising comminution, gravity concentration and CIL on gravity tailings and variability testing between fresh and oxide materials in late 2009

●	Detailed design parameters for fresh and oxide ore types. Process included comminution, gravity concentration, leaching of gravity concentrate and CIL on tails conducted in 2009 and 2010

●	Eextended gravity testing to improve recovery of ultrafine sulphide associated gold. The process flow included comminution, gravity concentration and leaching of gravity concentrate, gravity concentration of mill product with spirals and CIL on thickened spiral concentrate

●	As a result of the four phases of testwork the final 2011 process was specified to include semi-autonomous grinding (SAG) mill and secondary ball milling, gravity gold recovery from the milling circuit and spiral concentration of the milled product, at a grind dependant on ore type. The spiral concentrate would then be reground and recombined with the spiral tail for thickening and CIL gold recovery to improve cyanide amenability of the ultrafine locked component

In 2012, Asanko conducted a fifth phase of metallurgical testing was designed to quantify the metallurgical recovery that could be achieved through the combination of:-

●	Gravity recovery within the milling circuit

●	Flotation recovery on the gravity tailings and

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

●	A leach on the flotation concentrates

The selection of the optimum grind size for the primary grind is crucial to any gold process flow sheet as it sets the first limitation with regards to gold recovery thereafter. During phase 3 a grind optimisation trade off study suggested that a target grind of 80% passing (P80) 150 μm, was adequate for the circuit which was revised to P80 = 106 µm during phase 4. All subsequent testwork for phase 5 was performed at P80 = 75 µm as the evidence supported the benefit of a finer target grind size.

Amdel Metallurgical Laboratories in Perth was commissioned to complete the Phase 5 testwork, based on remnants of the initial testwork core samples to reinvestigate the option of gravity/float/CIL processing and to address the issue of grind size in more detail.

1.12.3	Gold Recovery

Based on the metallurical test work, as well as operational experience for previously mined deposits overall gold recoveries for the conventional gravity / CIL flow sheet are shown in Table 1-3 below. Esaase recovery is based on gravity/flotation/ CIL processing.

Table 1-3: Predicted Gold Recovery

Deposit	Recovery %
Nkran	92.42%
Adubiaso	91.86%
Abore	96.36%
Dynamite Hill	92.88%
Asuadai	91.43%
Total Phase 1 Deposits	92.58%
Esaase	90.0%

1.12.4	Process Plant Design

The Project processing plant design is based on a typical single stage crushing, SAG and ball milling circuit (SABC) followed by a carbon in leach (CIL) plant. The flow sheet includes a single stage jaw crusher that can either feed onto a live stockpile or directly into an open circuit SAG, (complete with pebble crusher) and ball milling unit in closed circuit with classification cyclones. A gravity recovery circuit will be utilised to treat a

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

portion of the cyclone underflow stream to recover coarse free gold from the recirculating load.

The milled product (cyclone overflow) will gravitate to a pre-leach thickener, via a trash removal screen. Thickener underflow will be pumped directly to a pre-oxidation stage followed by a seven stage carbon-in-leach (CIL) plant. Leached gold will adsorb onto activated carbon, which flows counter-currently to the gold-bearing slurry. Loaded carbon will be directed to the elution circuit while tailings will gravitate to cyanide destruction. Cyanide in the CIL tailings will be detoxified using a three phase hybrid cyanide destruction process. Weak Acid Dissociable cyanide (WAD) concentration will be reduced in a single tank by means of SMBS and air. The SO2 / Air process will be used for cyanide destruction.

The detoxified tailings are then pumped to the tailings storage facility. Adsorbed gold will be eluted from the activated carbon by means of a heated solution of sodium cyanide and caustic soda via the split AARL procedure. Barren carbon from the batch elution process will be directed to carbon regeneration while pregnant leach solution will be routed to electrowinning. After washing the gold sludge from the electrowinning cathodes, the sludge will be decanted and treated in a drying oven after which it will be mixed with fluxes and loaded into an induction smelting furnace. After smelting the gold bullion bars will be cleaned, labelled, assayed and prepared for shipping.

The plant will further incorporate water treatment, reagent preparation, oxygen generation and supply, compressed air and water services.

This process flow sheet is well known in industry, and has historically been proven a processing route for Phase 1 ores during Resolute Mining Ltd operations of 1998 to 2002.

The Phase 2 PFS currently underway is studying the feasibility and optimal process plant expansion to co-process all AGM materials, including Esaase.

1.12.5	Tailings Storage Facility (TSF)

The TSF will consist of a multi-zoned downstream perimeter embankment, comprising a total footprint area (including the basin area) of approximately 86 ha for the Stage 1 TSF increasing to 309 ha for the final TSF. The TSF is designed to store total 33 Mt for Phase 1 with further raises required during Phase 2 expansion. Tailings will be discharged into the TSF by sub-aerial deposition methods, using a combination of spigots at regularly spaced intervals from the embankment.

The design incorporates an upstream toe drain and basin underdrainage system in low lying basin areas to improve performance of the TSF. The under-drainage system comprises a network of collector and finger drains. The toe drain and underdrainage system drain by gravity to a collection sump located at the lowest point in the TSF.

Supernatant water will be removed from the TSF via submersible pumps located on a floating barge located within the supernatant pond throughout operation. Solution recovered from the decant system will be pumped back to the plant for re-use in the process circuits.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

A downstream seepage collection system will be installed within and downstream of the TSF embankment, to allow monitoring and collection of seepage from the TSF in the collection sump located downstream of the final TSF.

Monitoring bores are being installed around the TSF, to constantly monitor water quality of the samples withdrawn from them. This will allow any seepage, or contamination to be detected, and will trigger the mitigation measures to be outlined in the TSF Management Plan.

The TSF embankment will be constructed in stages to suit storage requirements and the availability of suitable mine waste. It is envisaged that the upstream portions of the embankment will be raised annually by an earthworks contractor with the bulk embankment fill being placed as part of the mining operations on an ongoing basis.

The TSF design utilises a beach angle that has been verified by laboratory testing, and the overall design is regarded as conservative, with no unique, or unusual design parameters, or methodologies utilised in the design. The use of downstream raise construction methods promote embankment stability, which has been demonstrated by the high factors of safety obtained for the stability assessment.

1.12.6	Environmental and Social

The Company completed a Scoping Report and the Environmental and Social Impact Assessment (ESIA) of the Project and developed the Environmental and Social Impact Statement (ESIS) which was submitted to the Ghana Environmental Protection Agency (EPA) and subsequently approved.

Detailed baseline studies were completed and this provided the required level of information for development of the ESIA.

Air quality, noise, surface water hydrology, groundwater hydrogeology, water quality, soil, fauna and flora baseline studies were completed and reports generated. Traffic, socio-economic and medical surveys were likewise completed.

The Companhy also completed an ESIA and ESIA for Esaase that has been submitted to the EPA for final approvals, which are still pending.

1.12.7	Survey and Baseline Study Results

Results from the various surveys and baseline studies across all of the areas of the AGM have indicated:

●	Dust levels will increase, requiring monitoring and mitigation by spraying roads and other dust generation surfaces

●	Noise levels close to the Project site will increase, a noise monitoring regime has been established to assess the exposure of employees and the local population to noise generated from the Project activities and, if necessary, to take corrective action promptly by intensifying, or changing the mix of the mitigation measures

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

●	Metal contamination in the environment has been assessed, and the results indicate no long-term effects from previous mining activities. Closure of the site and prevention of access to some areas will be carried out so as to minimise any potential impacts

●	Cyanide in the environment will be mitigated by detoxification prior to release to the TSF, all waters arising from the TSF will be returned to the plant

●	There is no evidence of acid formation from the wastes generated during the previous operation, and therefore it is reasonable to conclude that the project wastes are unlikely to have an effect on the surrounding areas soil

●	Effects on local suspended solids and turbidity will be mitigated by the use of suitable sedimentation structures together with an effective monitoring program to assess efficiency of those measures

●	Significant local contamination of water with coliform exists. Adequate ablution facilities will be constructed for the project with all sewage treated before discharge. This discharge will also be monitored to ensure that coliform water discharge levels are met

●	The current phosphate concentrations in the Nkran and Adubiaso Pits are higher than the EPA guideline for phosphate. These pits will be dewatered and the phosphate levels downstream of the Project may be elevated for a limited period

●	Damage from drilling and blasting activities will be limited by carefully developed drilling and blasting designs together with blasting practices (evacuation and guarding) that will be deployed to minimise damage and eliminate safety risks

●	Effects on flora and fauna will be negligible, the results of the baseline fauna and flora study indicate the project area is presently degraded and lacks the characteristic feature of the original vegetation of the areas, following years of intense farming and mining operations. Because of the extensive habitat alteration, the associated fauna and flora species are mainly common and widespread habitat generalists that are able to tolerate the current level of disturbances. The separate aquatic flora assessment does not identify any species or areas that require specific attention, or actions. The areas affected by mining and processing are only 8% of the total licence areas, and the vast majority of the areas (waste dumps and TSF) will be rehabilitated to current levels, or better

●	Similarly the soil in the area has been degraded by previous activities, waste from the plant will be sequestered and rehabilitated to ensure that it does not further contribute to the soil contamination

●	Heritage sites have been identified and will be protected

●	Famers will be recompensed if their land is to be affected by the operation, and after rehabilitation the land will be returned to the landowners

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

●	The effect of the Project on the galamsey activities will be minimal, limited to the need for the galamsey to vacate the areas required for pits, waste dumps, roads and the TSF

Trade will be positively affected, and it is likely that local trade will flourish due to the increased income levels in the area and accompanying increase in discretionary spending.

1.12.8	Approvals and Community and Government Consultation

Adansi held a public forum as part of the environmental permitting for Phase 1 in July 2012. This was preceded with consultation with several stakeholder groups across the project area and consequently obtained the EPA environmental permit for the Project. KRGL held a public forum for Esaase in November 2013 and applied for its environmental permit in early 2014. The permitting process was put on hold following the merging of the two projects into the Asanko Gold Mine in early 2014.

The Company engages with stakeholder groups and committees as platforms through which to provide project updates; address concerns and discuss matters of mutual interest. The Company also engages with local government and village leaders, including:

●	Amansie West District Assembly

●	Ministry of Food and Agriculture

●	Ghana Health Service

●	Land Valuation Board

●	Environmental Protection Agency (EPA)

●	Forestry Commission

●	Minerals Commission

●	Inspectorate Division of Minerals Commission

●	Water Resources Commission

1.12.9	Production Schedule

The production schedule developed for the Project is included in Table 1-4.

The Phase 2 PFS is expected to develop an integrated production schedule for all deposits of the AGM, including Esaase, if feasible.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Table 1-4: Production Schedule

Years 2015 - 2021

	2015	2016	2017	2018	2019	2020	2021
Ore mined (’000t)	230	3,704	3,123	3,319	3,000	2,951	2,850
Grade mined (g/t)	2.44	2.15	2.22	2.15	2.30	2.28	2.23
Waste (’000t)	19,761	21,254	21,928	21,152	20,993	23,179	22,754
Strip ratio (w:o)	86.05	5.74	7.02	6.37	7.00	7.86	7.98
Plant feed (’000t)	-	2,538	3,000	3,000	3,000	3,000	3,000
Feed grade (g/t)	-	2.58	2.27	2.15	2.30	2.27	2.20
Recovery (%)	-	88.89	92.66	92.34	92.63	92.62	92.60
Gold produced (oz)	-	187,429	202,624	191,131	205,500	202,711	196,273

Years 2022 - 2028

	2022	2023	2024	2025	2026	2027	2028
Ore mined (’000t)	3,001	3,001	3,001	3,000	3,001	2,325	-
Grade mined (g/t)	2.20	2.15	1.93	1.94	2.08	2.12	-
Waste (’000t)	18,147	8,484	9,761	4,619	1,863	889	-
Strip ratio (w:o)	6.05	2.83	3.25	1.54	0.62	0.38	-
Plant feed (’000t)	3,000	3,000	3,000	3,000	3,000	3,000	968
Feed grade (g/t)	2.20	2.15	1.93	1.94	2.08	1.99	1.53
Recovery (%)	92.60	92.27	92.36	92.45	92.56	92.50	112.13
Gold produced (oz)	196,226	191,712	172,160	173,326	185,728	177,607	53,462

Note: Recovery in first and last year adjusted for inventory lockup of approx. 7,300 ounces

1.12.10	Operating Costs

The average cash operating cost for Phase 1 is estimated at US$645 per ounce (Table 1.5). All-In-Sustaining Costs (“ASIC”) are US$781 per ounce, which places Phase 1 in the lowest quartile of industry costs.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Operating costs were developed in conjunction with the project design criteria, process flow sheet, mass and water balance, mechanical and electrical equipment lists, and in-country labour cost data. The cash operating costs are defined as the direct operating costs including contract mining, processing, tailings storage, water treatment, general and administrative and refining costs.

Table 1-5: Cash Operating Costs

Description	US$/oz
Waste mining	243
Ore mining	105
Processing	210
General and administrative	83
Refining	4
Cash Costs	645
Royalties	65
Sustaining and deferred capex	19
Corporate Overhead	35
Interest on Project Debt	17
All-in sustaining cash costs	781

Note: The costs detailed above are calculated for the purpose of this report in real terms with no material change in the key profitability projected for the LoM period.

The Phase 2 PFS will re-evaluate operating cost and capital costs for an expanded processing facility which includes the treatment of material from the Esaase deposit.

1.12.11	Capital Costs

The initial capital cost of the mine, process plant and associated infrastructure for Phase 1 is estimated at US$295 million. The cost is inclusive of all infrastructure and indirect costs required for the Project including allowances for contingencies and estimating inaccuracies of 8.3% in aggregate (amounting to US$22.75 million). The engineering has been developed to support a capital and operating cost estimate to a nominal accuracy of -/+10% (Table 1.6).

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Table 1-6: Capital Costs

Asanko Gold Mine – Phase 1	Capital Estimate (US$ million)
Process plant	85.48
Mining (pre-production costs)	70.59
Power infrastructure	18.18
Buildings, offices and accommodation	12.31
TSF, WRD, ROM, water supply, civil works	23.08
CSR, owners team, G&A	47.37
EPCM	15.51
Sub total	272.52
Contingency & estimating inaccuracies	22.75
Total	295.27

1.12.12	Economic Analysis

A cash flow based financial evaluation has been undertaken based on a spot gold price of US$1,300/oz., the summary of which is presented in Table 1-7. The analysis has been prepared by Cresco Project Finance (Pty) Ltd. based on inputs from other parties, namely DRA and Asanko Gold. All economics are shown after tax and appropriate royalties payable and on a 100% basis. Corporate tax in Ghana is 35%.

Table 1-7: Summary of Financial Outcomes

Key Project Physicals
Ore Mined	Mt	36.5
Average Grade	g/t	2.15
Gold Sold	M ounces	2.336
Mine Life	Yrs	12.4

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Table 1-8 - Summary of Key Project Financials After Tax and Royalties on a 100% Basis

Key Project Financials		Base Case
Gold Price	US$/oz.	1 300
NPV(5%)	US$M	412
IRR	%	26%
Payback	Years	3.1

A range of Project sensitivities have been evaluated to assess their impact on the base case numbers included in the financial model. The significant financial sensitivities identified were discount rate and gold price (Table 1.9, Figures 1.3 and 1.4).

Table 1-9: Gold Price Sensitivity

	Discount Rate
Price US$ Gold/oz	3%	5%	6%	7%	8%	IRR
1,100	261,394	200,576	173,980	149,587	127,177	16.0%
1,200	380,964	306,894	274,467	244,704	217,341	21.1%
1,300	500,079	412,695	374,410	339,250	306,910	25.9%
1,400	619,172	518,476	474,332	433,777	396,459	30.4%
1,500	738,254	624,246	574,243	528,292	485,998	34.7%
1,600	857,327	730,008	674,146	622,801	575,530	38.9%

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Figure 1-3 - NPV Sensitivity

Figure 1-4 - IRR Sensitivity

The Project is most sensitive to gold price. Under the base case zero pre-tax NPV is reached only if prices fall by nearly 35% from the base case price of US$1,300 per ounce (in real terms). This suggests that the project is relatively robust and significant reductions in gold price are required to make the Project uneconomic. A similar effect is found for varying other assumptions, albeit to a lesser extent.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

1.12.13	Gold Offtake and Sale Agreement

In October, 2013, the Company entered into an offtake agreement with Red Kite Mine Finance in connection with a debt facility, pursuant to which Red Kite is entitled to purchase at market, 100% of the future gold production from the AGM to a maximum of 2.22 million ounces. Red Kite is to pay for 100% of the value of the gold ten business days after shipment. A provisional payment of 90% of the estimated value will be made one business day after delivery. The gold sale price will be a spot price selected during a nine day quotational period following shipment. The Company can terminate the offtake agreement prior to satisfaction of the conditions precedent for the Project Facility by repaying all amounts outstanding under the debt facilities, subject to the payment of a termination fee in an amount dependent upon the total funds drawn under the debt facilities, as well as the amount of gold delivered under the offtake agreement at the time of termination.

1.13	Exploration and Development

The Project was approved by the Company’s board of directors in July 2014 and DRA was awared an EPCM contract immediately following approval. Contractor mobilization to site occurred in August 2014 and Phase 1 development activity currently underway includes:

●	Plant terrace preparation started in August 2014, to be completed by May 2015

●	161 kV line started in December 2014, to be completed in September 2015

●	Tailings dam construction started in October 2014

●	The contractor’s camp was started in September 2014 and is now complete

●	Pit dewatering start December 2014 and is expected to continue for 10 months

●	The mining contractor mobilized to site in December 2014 and is currently clearing the pre-strip area around the Nkran pit

The major project milestones are as follows:

●	SMP Construction start – January 2015

●	Nkran Waste Pre-Strip start – February 2015

●	Electrical and Instrumentation installation start – April 2015

●	Piping installation start – April 2015

●	Nkran Ore Mining start – September 2015

●	Commissioning start – December 2015

●	First Ore into Mill and First Gold Pour – February 2016

●	Steady State Production – Q2 2016

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

For integration of Esaase, the Company completed a trade-off study which considered 12 different options for integrating the mining of the Esaase deposit. The study shows that significant additional value can be added by either transporting, by conveyor belt, crushed ore to the Phase 1 plant site for processing; or milling at the Esaase Project and pumping the milled product to to the Phase 1 plant site for further processing. The two options are currently being advanced to pre-feasibility study level with results expected to be released in March 2015. The current Phase 1 detailed design has made allowances in the processing plant, tailings dam and support infrastructure to cater for the inclusion of Phase 2, which the Company believes will show potential to increase gold production up to 400,000 ounces per year.

The Company plans to carry out minor exploration activity during 2015 with the objective of identifying further oxide resources withing trucking distance of the Phase 1 processing plant.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

2	INTRODUCTION AND TERMS OF REFERENCE

2.1	Terms of Reference

Following the acquisition of PMI Gold in early 2014, Asanko Gold Inc. (Asanko, or the Company) combined their Esaase Gold Project with PMI’s Obotan Gold Project to form the Asanko Gold Mine (AGM). Asanko are developing the AGM in two phases, with the first phase being largely based on the Obotan Project initiated by PMI. In is envisioned by the Company that the Esaase pit will be developed in a second phase of which is the subject of a current Pre-Feasibility Study (Phase 2 PFS) expected to be complete in March 2015. The Phase 2 PFS is based on processing ore from Esaase in an expanded Phase 1 processing facility, utilising the infranstructure currently under construction.

Asanko contracted DRA Projects (Pty) Ltd (DRA), Cresco and CJM Consulting (CJM) to prepare a Technical Report for the Project in accordance with Canadian National Instrument 43-101 “Standards of Disclosure for Mineral Projects” in order to provide a Definitive Feasibility Study which is referred to here as a Definitive Project Plan (DPP) given the Project is currently being implemented.

The DPP was based on an update of the Mineral Resources for Phase 1 as of September 2014.

This report has also been prepared in accordance with the Code for the Technical Assessment and Valuation of Mineral and Petroleum Assets and Securities for Independent Expert Reports, 2005 Edition (the Valmin Code) as adopted by the Australasian Institute of Mining and Metallurgy (AusIMM), the Australian Institute of Geoscientists (AIG) and the Mineral Industry Consultants Association (MICA).

2.2	Information Sources

DRA and CJM, previously Minxcon, have been involved with Asanko on an ongoing consulting basis with respect to execution of confirmation drill planning for study requirements, recommendations on quality control implementation and database compilation. They have also been involved in mine planning, metallurgical test work and derivation of operating and capital cost estimates. Site visits have been undertaken to the Obotan Gold Project and Accra headquarters of Asanko between 2012 and November 2014.

A list of the sources of information and data contained in this report is provided in Section 27 of this report.

2.3	Competent Persons

A previous technical report was completed by engineering consultants GRES, who did site inspections from June 2011 to March 2012. Mr. Charles Muller, of CJM, visited the Project site in September 2014.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

A review of the topography and drill hole locations was completed as part of the visit. A review of a selection of diamond drill core was also completed and logging and grades compared to observed geology, alteration and structures.

Drilling was in progress at the time of some of the initial GRES visits and drill equipment appeared to be of industry standard. Drilling and sampling practices employed by Asanko were observed and were completed to a high standard.

The laboratory used by Asanko for its sample analysis was also inspected by GRES during their visit.

Table 2-1: Participants

Ownership and permitting	Asanko Gold
Environment, Community	African Environmental Research and Consulting (AERC)
Geology	SRK &CJM
Mining	Orelogy and DRA
Process Plant	DRA
Infrastructure and Services	DRA
High Voltage Power Supply	Cardno BEC Pty Ltd
Tailings Storage Facility	Knight Piesold
Operating Cost Estimate (Mining)	DRA
Operating Cost Estimate (Process)	DRA
Capital Cost Estimate (Mining)	DRA
Capital Cost Estimate (Process and Infrastructure)	DRA
Economic Assessment	Cresco Project Finance
Project Development	DRA
Compilation of Document	DRA

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

2.3.1	Resource Estimate

The resource estimation was undertaken by Charles Muller, MGSSA, who is a full time employee of CJM, and a Qualified Person as defined in Canadian National Instrument 43-101.

2.3.2	Mining

The mining review was completed by Tomas Obiri, PrEng who is a full-time employee of DRA and a Qualified Person as defined in Canadian National Instrument 43-101.

2.3.3	Metallurgy

The processing review and design was completed under the supervision of Mr Glenn Bezuidenhout, FSIAMM, a full time employee at DRA and a Qualified Person as defined in Canadian National Instrument 43-101.

2.3.4	Economic Assessment

The information in this technical report that relates to the economic assessment is based on financial models compiled by Mr John Stanbury of CRESCO Project Finance. John has acquired the qualifications of BSc (Eng), BProc, LLB and MBA and has been a member of senior management in a number of mining companies across various industries. Mr Stanbury has sufficient experience to prepare the financial sections as disclosed in this technical report based on the relevant technical inputs provided by other competent persons. Mr John Stanbury is a full time employee of CRESCO, and a Qualified Person as defined in Canadian National Instrument 43-101.

2.3.5	Overall Report

The rest of the report was compiled under the supervision of Mr Doug Heher, PrEng. Mr Doug Heher is a full time employee of DRA and a Qualified Person as defined in Canadian National Instrument 43-101.

2.4	Frequently Used Acronyms, Abbreviations, Definitions, and Units of Measure

Unless otherwise indicated, all references to currency in this report refer to United States dollars (US$). Frequently used acronyms and abbreviations are listed below.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Table 2-2: Acronyms and Abbreviations

Abbreviation	Meaning
AAS	Atomic Absorption Spectrometry
Ag	Silver
As	Arsenic
Au	Gold
Cu	Copper
g/t	grams per metric tonne
Ha	Hectare
Hg	Mercury
ICMC	International Cyanide Management Code
Km	Kilometres
L	Litres
M	Meters
mAMSL	meters above mean sea level
Pb	Lead
QA/QC	Quality Assurance and Quality Control
RC	Reverse-circulation drilling method
RQD	Rock-quality designation
Sb	Antimony
ºT	degrees relative to true north
T	Tonnes
Tpa	tonnes per annum
Zn	Zinc

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

3	RELIANCE ON OTHER EXPERTS

The authors have relied on advice provided by Asanko in respect of property ownership and permitting status. This information has not been independently verified by the authors.

This report relies on other experts for the description of project tenure, regional geology and environmental considerations. In particular, this report has relied on the report entitled; “Root to Title Asanko Gold Mine” dated July 214, prepared by Kimathi and Partners Legal and Advisory Services, Accra Ghana (the “Tenement Report”).

This report has been prepared on the understanding that the property is, or will be lawfully accessible for evaluation, development, mining and processing.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

4	PROPERTY DESCRIPTION AND LOCATION

Background Information on Ghana Ghana is a country on the West Coast of Africa. It shares boundaries with Togo to the east, la Cote d’Ivoire to the west, Burkina Faso to the north and the Gulf of Guinea, to the south. The country’s economy is dominated by agriculture, which employs about 40 percent of the working population. Ghana is one of the leading exporters of cocoa in the world. Lesser cash crops include palm oil, rubber, coffee and coconuts. Cattle are farmed in northern Ghana.

Gold represents Ghana’s major export commodity, followed by cocoa and timber products. Manganese, bauxite and diamonds are also mined. Tourism is growing rapidly. Ghana is the world’s tenth and Africa’s second largest producer of gold. It is also a significant exporter of commodities such as lumber. A recent discovery of oil in the Gulf of Guinea could make Ghana an important oil producer and exporter in the next few years.

Ghana has an estimated population of 25,199,609 (July 2013 est.) and covers an area of approximately 238,500 km². Ghana has a large variety of African tribal, or sub-ethnic units. The main groups include the Akan (45%), Moshi-Dagomba (15%), Ewe (12%) and Ga (7%) people. English is the official language, a legacy of British colonial rule. Twi is the most widely spoken African language. Birth rates are high compared with world averages, and the annual rate of population growth is one of the highest in the world, although about average for sub-Saharan Africa. The majority of the population are Christian (69%) whilst the northern ethnic groups are largely Muslim (16%) and indigenous beliefs (21%) are also practiced throughout the country.

In 1957, Ghana (formerly known as the Gold Coast) became the first country in sub-Saharan Africa to gain independence. After leading the country for nine years, the nation’s founding president, Kwame Nkrumah was overthrown in a coup d’etat in 1966. After Kwame Nkrumah, Ghana was ruled by a series of military despots with intermittent experiments with democratic rule, most of which were curtailed by military takeovers. The latest and most enduring democratic period started in 1992, with the drafting of a new constitution, and it is what has gained recognition for Ghana as a leading democracy in Africa. Ghana is governed under a multi-party democratic system, with elected presidents allowed to hold power for a maximum of two terms of four years.

Most of the major international airlines fly into and from the international airport in Ghana’s modern coastal capital city, Accra. Domestic air travel is thriving and the country has a vibrant telecommunications sector, with six cellular phone operators and several internet service providers. Ghana predominantly has a tropical climate, but consists mostly of low savannah regions with a central, hilled forest belt. Ghana’s one dominant geographic feature is the Volta River, upon which the Akosombo Dam was built in 1964. The damming of the Volta created the enormous Lake Volta, which occupies a sizeable portion of Ghana’s south-eastern territory.

Ghana has substantial natural resources and a much higher per capita output than many other countries in West Africa. Nevertheless, it remains dependent on international financial and technical assistance. Inflation, decreasing currency

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

exchange rate and high interest rates have caused concern in recent years, but are improving with more stringent fiscal and monetary policies. Since the early 1980’s, the government of Ghana has made a sustained effort to improve and liberalise the fiscal policies of the country in order to attract private investment and stimulate economic growth. Many state-owned companies have been privatised.

4.1	Project Location

The AGM tenements are located in the Amansie West District, of the Ashanti Region of Ghana, approximately 250 km North West of the capital Accra and some 50 to 80 km south west of the regional capital Kumasi (Figure 4-1).

The AGM areas are accessed from the town of Obuasi, northward towards Kumasi on the Kumasi-Dunkwa highway to the Anwian-Kwanta junction. The concessions cover an area of approximately 89.64 square kilometres, between latitudes 6º 19’40“N and 6º 28’ 40” N; and longitudes 2º 00’ 55 W and 1º 55’ 00” W.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Asanko Gold Mine
Kumasi
Obuasi
Nkawkaw
Koforidua
Oda
Accra
Tema
Swedru
Winneba
Cape Coast
Sekondi
Axim
Tarkwa
Prestea
Sunyani
Techiman
Ejura
Kintampo
Tamale
Yendi
Salaga
Damongo
Wa
Bolgatanga
Lake Volta
Ho
Hohoe
Kpalime
Lome
Atakpame
Sokode
Lama-Kara
Bassar
Dapaong
Abengourou
Aboisso
Bondoukou
Tanda
Bouna
Gaoua
Diebougou
Dano
Leo
Burkina Faso
Ghana
Togo
Cote d'Ivoire
0 25 50 100 Kilometers
2°W
0°

Figure 4-1: The Location of the Asanko Gold Mine in West Africa

The Asanko Gold Mine is being developed in two phases. Phase 1 is the development of the Project, which comprises the Nkran, Adubiaso, Abore, Dynamite Hill and Asuadai deposits and was formerly owned by PMI Gold Corporation (PMI).

In is envisioned by the Company that the Esaase pit which is located north of the Project (Figure 4-2) will be developed in a second phase of which is the subject of a current Pre-Feasibility Study (Phase 2 PFS) expected to be complete in March 2015.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

The Phase 2 PFS is based on processing ore from Esaase in an expanded Phase 1 processing facility, utilising the infranstructure currently under construction.

The AGM is located 70 to 80 km from Kumasi and is accessed by travelling 35 km south to Anwiankwanta Junction, and then west into the project area on surfaced and unsurfaced all-weather roads. The five deposits comprising the Project are spread over a 15 km stretch of the Asankrangwa Gold Belt. Esaase is located a futher 15 km to the north.

2°4'W
2°W
1°56'W
1°52'W
6°32'N
6°28'N
6°24'N
6°20'N
6°16'N
6°12'N
N
Amankyea
Tetekaaso
Bontomurso
Mpatoam
Mepom
Esaase
Manhyia
Ahwerewa
Esaase
Mpatoam
Sky Gold Area "D"
Essuowin
Ntobroso
Aniamoa
Adobewora
Bonteso
Dawohodo
Jeni River
Akatanise
Moseaso
Sky Gold Area "C"
Adukroma
Owuokurom
Akuntam
Nkasu
Manso Nkwanta
Akuntam
Manso-Atwere
Abore
Gyadukurom
Abore
Beposo
Adubea
Asuadai
Adubea
Dynamite Hill
Kobinaso
Ebriam
Kampese
Kaniago
Adubiaso
Akwasiso
Abirem
Gyagyatreso
Kaniago
Konuase
Kobriso
Nkran
Kwankyiabo
Esienkyiem
Takorase
Afraso
Asaman
Datano
Datano
Nkronua Atifi
Afiefiso
New Obuase
Amayadi
Adeade
0
2.5
5
10
Kilometers
Legend
Towns
Deposits
Keegan Resources
PMI Gold Corporation

Figure 4-2: The Location of the Various Tenements making up the Asanko Gold Mine

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

4.2	Status of Surface and Mineral Title

The authors have not independently verified, nor is it qualified to independently verify, the legal status of the mineral properties in Ghana in which Asanko is understood to have an interest. In preparing this report, the authors have assumed that the properties are lawfully accessible for evaluation and also mineral production. The areas of the respective mining leases and concessions are tabulated in Table 4-1.

Table 4-1: Asanko Gold Mine Mining Lease and Concession Areas

Esaase Mining Lease and Concession Areas
Concession	Licence Type	Size Km2
Esaase Project Concessions
Esaase	Mining Lease	28.77
Jeni River	Mining Lease	43.45
Dawohodo	Prospecting	11.37
Mepom	Prospecting	2.65
Mpatoam	Prospecting	8.68
Sky Gold Area “C”	Reconnaissance	4.57
Sky Gold Area “D”		1.29
Esaase Total	6	100.78

Obotan Mining Lease and Concession Areas
Concession	Licence Type	Size Km2
Obotan Project Concessions
Abirem	Mining Lease	47.20
Abore	Mining Lease	34.18
Adubea	Mining Lease	13.38
Afiefiso	Prospecting	8.44
Datano	Mining Lease	53.71
Gyagyatreso	Prospecting	10.83
Kaniago	Prospecting	25.27
New Obuase	Prospecting	27.67
Obotan Total	8	220.68

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Concession	Licence Type	Size Km2
Project Concessions
Abirem	Mining Lease	47.13
Abore	Mining Lease	28.47
Adubea	Mining Lease	13.38
Afiefiso	Prospecting	8.44
Datano	Mining Lease	53.78
Gyagyatreso	Prospecting	10.83
Kaniago	Prospecting	25.27
New Obuase	Prospecting	21.53
AGM Total	8	208.83

The lease / concession boundaries have not been legally surveyed, but are described by latitude and longitude via degree

4.2.1	Location of the Property

Asanko holds six (6) mining leases, seven (7) prospecting licenses, and one (1) reconnaissance license which collectively make up the Asanko Gold Mine (AGM) and spans 30 km strike length of the Asankrangwa Gold Belt. The AGM is made up of the Esaase Project area, see Figure 4-2, and the Project area, see detailed area in Figure 4-3 each of which consists of a series of continuous concessions. These concessions cover an area of approximaly 309.61 km2, between latitudes 6° 11’ 54.985” N and 6° 35’ 33.074” N, and longitudes 2° 4’ 59.195” W and 1° 51’ 25.040” W.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

2°8'W
2°4'W
2°W
1°56'W
N
Akataniase
Owuokurom
Kobenakumakurom
Akuntam
Akuntam
Nkasu
Abore
Abore
Suntreso
Gyadukurom
Abore
Beposo
34.18 Sq Km
13.38 Sq Km
Asuadai
Asuadai
Adubea
Adubea
Dynamite Hill
Kobinaso
Ebriam
Kampese
Kaniago
Adubiaso
Akwasiso
25.27 Sq Km
47.20 Sq Km
Gyagyatreso
Kaniago
Abirem
10.83 Sq Km
Kobriso
Nkran
Konuase
Kwankyiabo
Nkran
Esienkyiem
Takorase
Afraso
Asaman
Datano
Datano
Nkronua Atifi
53.71 Sq Km
27.67 Sq Km
8.44 Sq Km
Afiefiso
Bethlehem
New Obuase
Ameyaw
Ntem
Domeabra
Adeade
Esuadei
0
2.5
5
10
Kilometers
Legend
Towns
Deposits
Obotan Project Area
6°28'N
6°24'N
6°20'N
6°16'N
6°12'N

Figure 4-3: Asanko Gold Mine – Phase 1 Project Area

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

4.3	Sufficiency of Surface Rights

Asanko’s concessions within the Asankrangwa Gold Belt consist of six (6) mining leases and seven (7) prospecting licenses and one (1) reconnaissance license. Of these concessions, four mining leases make up the Asanko Gold Mine (Table 4-3). The mining law divides the various licenses that can be granted for a mineral right into three sequential categories, reconnaissance license, prospecting license and a mining lease, defined under the Minerals and Mining Act 2006 (Act 703), as follows:

4.3.1	Reconnaissance License (Sections 31-33)

A reconnaissance license entitles the holder to search for specified minerals by geochemical, geophysical and geological means. It does not generally permit drilling, excavation, or other physical activities on the land, except where such activity is specifically permitted by the license. It is normally granted for 12 months, and may be renewed for a period not exceeding 12 months, if it is in the public interest. The area extent is negotiable, related to the proposed reconnaissance program.

4.3.2	Prospecting License (Sections 34-38)

A prospecting license entitles the holder to search for the stipulated minerals and to determine their extent and economic value. This license is granted initially for a period of up to three years covering a maximum area of 150 km2. This may be renewed for an additional period of two years, but with a 50% reduction, or “shedding off” in the size of the license area if requested. A prospecting license will only be granted if the applicant shows adequate financial resources, technical competence and experience and shows an adequate prospecting program. It enables the holder to carry out drilling, excavation and other physical activities on the ground.

4.3.3	Mining Lease (Sections 39-46)

When the holder of a prospecting license establishes that the mineral to which the license relates is present in commercial quantities, notice of this must be given to the Minister of Lands, Forestry and Mines and if the holder wishes to proceed towards mining, an application for a mining lease must be made to the Minister within three months of the date of the notice.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Table 4-2: Tenement details for the 4 Mining Leases making up the Asanko Gold Mine

Tenement name	100% owned title holder	Minerals Commission file	Current grant date	Current expiry date	Status of license	Distributed profit interest	3rd party NSR on License
Esaase	Keegan	EPA/PR/PN/804	04/09/1990	03/09/2028	Mining area applied for	10%	0.5%
Abore	Adansi	PL 6/303	02/11/2012	01/11/2017	Valid	10%
Abirem	Adansi	PL 6/303	28/03/2013	27/03/2026	Valid	10%
Adubea	Adansi	PL 6/310	02/11/2012	01/11/2018	Valid	10%	0.5%

4.4	Financial Agreements

All concessions carry a 10% free carried interest in favour of the Ghanaian government. The government interest only comes into effect at the production stage. The leases are also subject to a 5% royalty payable to the government of Ghana. In addition, the Adubea concession is also subject to an additional 0.5% royalty to the original concession owner. The Esaase mining lease is also subject to an additional 0.5% royalty to the Bonte Liquidation Committee (BLC).

4.5	Environmental Liabilities

On advice from Asanko, under the current ownership arrangement and status of holdings, there is no environmental liability held over Asanko for any of the AGM concessions relating to Phase 1 with the exception of project works to date.

4.6	Permitting Status

The Esaase, Abore, Abirem, and Adubea Mining Leases contain all of the resources defined to date. All other concessions held by Asanko in the area contain exploration potential defined to date and in some instances locations for infrastructure. The Ghana Environmental Protection Agency (EPA) grants permits on a perennial basis to conduct exploration. On advice from Asanko, with respect to the Project areas, all permitting within the afore-mentioned governmental permitting structure is up to date and accounted for.

Prior to approval to commence operations being granted by the Ghanaian government, Asanko will complete and submit an Environmental and Social Impact Assessment to the EPA.

In November 2012, the Company formally received mining leases on the Abore-Abirem and Adubea prospecting licences. The mining leases have been granted for different periods, with the Abore lease expiring on 1 November 2017, the Abirem lease expiring

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Asanko Gold Mine Phase 1
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on 27 March 2026, and the Adubea lease due to expire on 1 November 2018. All leases are renewable under the terms of the Minerals and Mining Act, 2006. In conjunction with the formal issue of the mining leases, the company also received a key water discharge permit which will allow the commencement of dewatering operations of the Nkran and Adubiaso Pits. As such, all necessary permits to begin construction of Phase 1 of the AGM have been obtained and at the time of writing of this report, construction activity was underway.

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Asanko Gold Mine Phase 1
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5	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1	Topography, Vegetation and Climate

The AGM lies in the Amansie West District of the Western Region of Ghana. The AGM is located in hilly terrain dissected by broad, flat drainages that typically form swamps in the wet season between May and late October. Hill tops are generally at very similar elevations, reflecting the elevation of a previous erosional peneplane that is now extensively eroded. Maximum elevations are around 80 metres above sea level, but the areas impacted by the project generally lie at less than 50 metres elevation. Despite the subdued topography, hill slopes are typically steep. Ecologically the AGM is situated in the Wet Evergreen Forest Zone.

The concession area is covered by a series of low, gently undulating hills, which rarely exceed 680 m in elevation. The soils of the area fall within the Bekwai and Nzema Oda compound Association. The soils of the Bekwai series are found on the summits and some upper slope sites of the hills of the area. They are generally deep to very deep (over 20 cm), humus, well drained, red in colour, loam to clay loam, gravelly and concretionary, with well-developed sub angular blocky structure and clay cutans within sub-soils. The soils are acidic throughout the profile. A typical profile of the Bekwai series consist of a thick topsoil of up to 19 cm of dark brown to dusky red, humus stained, loam to clay loam, weak fine granular structure with moderate acidic reaction. The soils of the Nzema Oda series are heavy-textured soils developed on alluvial deposits along streams of the area. The soils are poorly drained and are subjected to flooding during the wet seasons, and are greyish in colour with prominent yellowish orange mottles. The soils are deep, acidic with clay loam to clay textures but are structureless in the sub-soils. Few quartz gravels and stones may be encountered at the base of the profile. Evaluation of the soils for agricultural production revealed that the upland soils are suitable for the production of a number of climatically suited tree and food crops, as well as cereals, legumes and vegetables. Tree crops such as cocoa, coffee, citrus, oil palm, avocado pear and mangoes will do well on these soils. Cassava, yams, plantain and banana can be grown successfully on these soils. Maize is a common crop in the area.

The site is largely transformed and has experienced extensive degradation in recent years. The main land uses include secondary forest, subsistence and cash crop farming and artisanal mining.

There are several local villages near the AGM site, the closest to the plant site is the the Manso Nkran village, while the villages of Tetrem and Esaase are in close proximity to the Esaase deposit.

The annual rainfall is in the range of 1500 mm to 2000 mm and temperatures range from 22°C to 36°C. The major rainy season takes place from April to July followed by a minor rainy season from September to October. AGM has operated without cessation, or delay throughout both of the rainy seasons.

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Asanko Gold Mine Phase 1
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5.2	Access

The Obotan Project Area is accessed from the city of Kumasi, south towards Obuasi on the Kumasi–Dunkwa highway to the Anwian–Kwanta junction then approximately 20 km west from this junction through Poano and Antoakurom on a tarred road onto a laterite road for approximately 30 km through Manso Akropon, Manso Atwere, Manso Nkwanta, Suntreso, Gyadukurom to Abore. At Abore, the road branches northwest to Akuntam, then northeast to Nkasu. At Gyadukurum, the road branches off south to Asuadai, Dynamite Hill, and Adubea. At Adubea, the road continues south to Kumpese and westward to Abirem, to Besease, then north to Mmooho. At Kumpese, the road branches south to Akwasiso, south west to Koninase and to Nkran and Adubiaso. Areas of interest within the concession are reached via a combination of secondary roads, four wheel drive tracks, logging roads, and farming/ hunting footpaths.

The Esaase Property is accessed from the city of Kumasi city by taking the tarred Sunyani-Kumasi road west for 10 km to the Bibiani Junction at Abuakwa and then southwest for 10 km along the tarred Bibiani-Kumasi highway to the village of Wiaso. A secondary tarred road is taken 8 km south from Wiaso to the village of Amankyea. Secondary gravel roads can be taken for a further 11 km via the villages of Ahewerwa and Tetrem.

The Esaase deposit itself is accessed by a series of secondary roads constructed either by the former Bonte Gold Mines or by Asanko.

5.3	Existing Infrastructure and Services

Current site infrastructure with respect to the Obotan concessions consists of an office complex, core storage area and accommodation facility located just west of the village of Nkran.

●	Communications currently available at the site are poor

●	Local facilities of importance to exploration and mining include towns, villages, roads, trails, power lines, rivers and railroads

●	The principal towns within the area are Abore and Adubea

●	Akwasiso and Nkran are the principal towns within the mining area

●	Surrounding villages are connected to the national electrical grid

●	There is grid power to the Nkran area – the former processing plant and town site

●	Most areas are adequately serviced by several cellular telephone suppliers

●	The principal towns have potable water and health posts which cover local needs

●	Two narrow-gauge railroads serve the western and central parts of the country. One runs east–west from Accra to Takoradi; and, the other, north–south from Takoradi to Kumasi (via Dunkwa)

●	Ghana has a good base of highly skilled exploration and mining personnel

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Asanko Gold Mine Phase 1
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The following resources are available for the Esaase concession areas:

●	The Esaase exploration camp and surrounding villages are connected to the national electrical grid

●	The Project is in an area well serviced by the Ghana national power grid with at least two alternate points of supply within a 50 km radius of a potential plant site

●	Mobile phone communication is accessible in most parts of the concession

●	A satellite dish is installed in the exploration camp for internet access

●	The nearest medical clinic and police station are located at Toase-Nkawie, on the Bibiani Highway, 20 km from the exploration camp

●	Hospitals and most government offices are available in Kumasi

●	Food and general supplies are also purchased in Kumasi

●	Ghana has a mature mining industry that has resulted in the local availability of both skilled and unskilled personnel

5.4	Sufficiency of Surface Rights

The Project exploration concessions are owned 100% by Adansi Gold Company Ghana, a fully owned operating subsidiary of Asanko Gold Inc. The government of Ghana retains the right to take a 10% free carried interest in the project under Section 8 of the Ghanaian Mining Act.

When Asanko acquired the Esaase concessions, there was a mining lease in place from the historical alluvial mining operations. The Minister of Lands and Natural Resources granted the other Mining Leases to PMI in November 2012 prior to the acquisition of PMI by Asanko in early 2014.

The formal grant of these three Mining Leases, renewable under the terms of the Minerals and Mining Act, 2006, followed the favorable recommendation by the Minerals Commission of Ghana in September 2012.

The Mining Leases cover a total area of 93.24 sq km, encompassing the five key deposits at Asanko Gold Mine – Phase 1, the main Nkran deposit and the smaller satellite deposits, Abore, Adubiaso, Dynamite Hill and Asuadai.

In conjunction with the formal issue of the Mining Leases, PMI also received a key water discharge permit for the Asanko Gold Mine – Phase 1 operation which will allow them to commence its dewatering operations of the Nkran and Adubiaso pits.

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Asanko Gold Mine Phase 1
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6	HISTORY

6.1	Introduction

Formerly the Project area was owned by Resolute’s - Amansie mining operations, commonly known as the Obotan Mine. The summary of previous activities as recorded in the Minerals Commission book “Gold deposits of Ghana” (Griffis, R.J., Gold Deposits of Ghana, 2002, pp 154 to 156) is included here (italics) as the best available synopsis. The Obotan tenement contains the historical Resolute–Amansie, Nkran gold mine, which closed in 2002 having produced 730,000 ounces of gold at an average grade of 2.2 g/t.

The Esaase area was previously mined by an alluvial mining Company called Bonte Resources which went into liquidation, returning the concessions to the Government of Ghana. The concessions were obtained by Asanko, then called Keegan Resources, and were subject to a rigorouse exploration program which discovered the Esaase deposit.

6.2	Project Area

6.2.1	NkranArea

The Nkran pit is located approximately 40 km WNW of Obuasi and just east of the Ofin River. Good road access to the area is available via a partially tarred road from the Bekwai junction (Awiankwanta) on the main Obuasi-Kumasi highway. The area is part of the general Manso Nkwanta, or Amansie west district and features rolling hills with topographic relief generally in the range 50 - 100 m, but rising considerably in the rugged hills north of Manso Nkwanta where relief is usually more than 200 m. The high rainfall (1,500 - 2,000 mm/yr) in the area produces thick vegetation although the primary forests are quite limited and mainly restricted to a few forest reserves. There are many small farming villages throughout the general area along a network of gravel roads. Most of the farming is intended for local needs and consists mainly of plantain, corn and cassava, but important cash crops include cocoa, oil palm and citrus fruit.

The area appears to be quite important from the viewpoint of historical artisanal gold mining that dates back many generations and remains quite extensive to the present day. As noted by Junner (1935) ‘One of the outstanding features of this area (Manso Nkwanta District), which was examined by Dr Cooper in 1932, is the colossal number of old native pits sunk chiefly for alluvial and elluvial gold.’

The Nkrandeposit appears to correlate with Junner’s description of the Jabokassie (Tewoakrom) prospect, which he described very briefly as being ‘one mile west of Nkrang and 12 miles south-west of Mansu Nkwanta. The ore body is a stock work of flat lying irregular narrow veins of quartz in a dyke of quartzporphyry intruding spotted phyllites. The European workings consist of adits and drives, which run 250 feet into the hill on the site of old native workings, which extend for nearly 2,000 feet in a north-east-south-west direction. The samples dollied by Dr Cooper gave variable results, mostly poor.’

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In the late 1980s, this prospect attracted the attention of consultant Dr Alex Barko who recommended the area to one of his local Client groups and Obotan Minerals subsequently applied and received a prospecting concession covering about 106 km2 over the general area. A minor amount of prospecting was carried out in the early stages. Some attention was paid to the alluvial gold potential because of the extensive gold in the nearby Offin River (held by Dunkwa Goldfields), as well as the alluvial gold project being developed at the time, a little further north in the Bonte area. In the early 1990s, the Obotan concession was examined by American consultant Al Perry who was working on behalf of two related Australian juniors, Associated Gold Fields NL and Kiwi International Resources Limited.

Resources - Perry negotiated an option on the concession and proceeded to focus on the known prospects at Nkrandeposit (formerly known as Jabokassie) and to carry out a regional soil geochemical survey that identified numerous anomalies around Nkran. The new group moved quickly to access the open-pit potential of the Nkranprospect. They carried out an early stage RC drill program that returned very encouraging results over a wide zone of bedrock mineralization, which extended along strike for about 600 m. The broad, low-lying Nkran had relief of only about 40 m with oxidation extending to depths of about 40 - 50 m.

By early 1995, resource estimates (measured, indicated and inferred) were reported as 4.8 Mt grading about 3.7 g/t for an in-situ gold content of close to 600,000 oz. A feasibility study was completed and a mining lease was granted in late 1995.

This very successful exploration work was noted by the emerging Australian gold producer, Resolute Samantha (now Resolute Limited), who were keen to gain an entry into the rapidly expanding gold mining sector of Ghana. A deal was completed by May 1996 whereby the combined interests of Kiwi and Associated Gold Fields were bought out by Resolute who immediately reviewed and expanded the scope of the project. This was achieved mainly by conducting further RC diamond drilling to increase resources to a depth of 150 m at Nkranand to further assess the known mineralization at nearby Adubiaso.

A revised mine development plan was completed by the end of July 1996 and a decision was made to proceed into production at a rate of 1.4 Mtpa. Initial mining was started early in 1997 and by May 1997, the first gold was poured. The fast tracking of this project into production in about 8 months was made possible by the very experienced team assembled by Resolute and the prime contractor, Lycopodium, who were responsible for the design and construction of the new treatment plant.

6.2.2	Abore Area

The Abore prospect is located approximately 45 km south-west from downtown Kumasi and about 9 km west of Manso Nkwanta, the district capital. The Nkranopen-pit operation is located about 12.5 km south of the prospect area and the Bonte Gold alluvial operations (now the Keegan Resources Esaase gold project) are about 10 km to the north. The area falls within a relatively high rainfall area (1,500 -2,000 mm/yr) and the vegetation is mainly of the tropical forest deciduous type that dominates south-western Ghana.

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The immediate area of Abore has only moderate relief. However, to the north are the Manso Nkwanta highlands (Gyeni River Forest Reserve with maximum elevation of about 600 m ASL) where the relief is about 300 m. Immediately south of the town of Abore (approximate elevation of 180 m ASL in town area) there is a very prominent, circular hill of bare granite with a relief of about 170 m.

The general area is no doubt the site of quite ancient workings; early examinations of the district by Gold Coast Survey geologists (Cooper, GC Geological Survey Annual Report 1932 - 33, pp 37 - 38) noted the very widespread pitting in the district (see section on the Nkran mine). The artisanal miners were mainly targeting alluvial and eluvial gold occurrences.

On a regional basis, it was observed that quite a few of the bedrock occurrences are aligned along several parallel north-east to north-north-east structural zones. The western structure apparently included old pits near Aburi (now Abore, or Abori). Junner (1935) summarized descriptions of the major known deposits in the district, but no specific mention was made of any occurrences north of Abore.

The general area certainly attracted some attention in the gold rushes of 1898 - 1901 and again in the 1930’s, as indicated on concession maps from those periods. However, there appears to be no record of the work done on most of the concessions, with the exception of the Bilpraw mine. In the 1930’s, the well-known Chief Joseph Biney of Ashanti Goldfields fame held a small concession (5 miles squared, or about 13 km2) very close to Abore (the Adubea concession now held by Asanko) and a group known as the Akan Syndicate held a 10 m2 (approximately 26 km2) concession in the highlands north of Abore village.

It was not until the early 1990’s that the area attracted further attention this was mainly because of the successful exploration work carried out on the adjacent concession where the Nkrandeposit is located. Alluvial mining had also started up on the nearby Jeni and Bonte rivers to the north. The Abore area was covered in a prospecting concession granted to the Oda River Gold small scale mining licence (Asuadai prospect) at Adubea.

In the mid-1990’s, Mutual Resources of Vancouver, Canada, in partnership with Leo Shield Exploration of Perth, Australia, completed a joint venture with the Oda River group and commenced a regional exploration program on the concession (covering approximately 73 km2). Prospecting in the area north of Abore revealed extensive old and very recent artisanal mining in alluvial areas as well as many old Ashanti pits in the saprolite along a low hill immediately adjacent to the alluvial workings.

Soil geochemistry revealed a strong north-north-east trending gold anomaly over the area of artisanal mining (bedrock areas); the anomaly is several hundred metres wide and traceable along strike for about 3 km, well beyond the area of old workings. Extensive trenching in the area confirmed continuous bedrock mineralization over a distance of at least 1,000 m with widths in the range 50 - 100 m. The mineralization consists of a broad quartz stock work system hosted mainly by a north-north-east trending intermediate granitoid intrusion. The early artisanal pitting was focused mainly on narrow quartz veins associated with the stock work system. Extensive drilling in the

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Asanko Gold Mine Phase 1
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area (mainly RC, but considerable diamond drilling as well) has outlined a sizeable resource (now known as the Abore north prospect)

In the late 1990’s, Mutual’s interest in the project was bought out by Leo Shield, (now Shield Resources). In early 2001, an agreement was reached with Resolute whereby ore was trucked from Abore north to the Nkran plant for treatment.

6.2.3	Adubiaso Area

During the late 1990’s, the Nkranplant started to process oxide ores from the Adubiaso gold deposit, located about 7.5 km north-north-west of Nkran. At Adubiaso, there is a steep dipping (approximately 65°east) quartz vein system cutting across Birimian metasediments, which dip steeply (approximately 750) to the west. The vein system appears to be related to a north-east fracture system (distinct from the Nkranstructure) along the contact zone between dominantly phyllitic units on the east and coarser greywackes on the west, which host most of the gold bearing veins. The central part of the vein system is 15 - 20 m wide but it tapers to about 10 m at both ends; the vein system has a strike length of about 700 m although the main area of economic significance is the central 300 m of the zone.

As at Nkran, there are narrow granitoids running generally parallel to the Adubiaso orebody in the pit area, but these are un-mineralised. It is also noteworthy that, at Adubiaso, the gold mineralization is restricted to the quartz veins and the metasedimentary host rocks are essentially barren, whereas at Nkranthe gold values extend well into the host rocks.

6.2.4	Asuadai Project Area

There are numerous other prospects in the immediate vicinity that may eventually be mined. The Asuadai prospect is within a 10 km radius of the Nkranproject area. The prospect features a massive intermediate (tonalite) granitoid hosting a quartz stock work system. Local galamsey have undertaken minor pitting in the region down to 5 to 10 m through the oxide material to expose these stock work vein sets.

6.2.5	The Esaase Project Properties

Artisanal mining has a long history in the Bonte Area (where the Project Area is located), associated with the Ashanti Kingdom. Evidence exists of adits driven by European settlers, between the period 1900 to 1939, however, no documented records remain of their activity. Drilling was conducted on the Bonte River valley alluvial sediments during 1966 and 1967 to determine alluvial gold potential.

In 1990, the Bonte mining lease was granted to Akrokerri-Ashanti Gold Mines (AAGM) and was later transferred to Bonte Gold Mining (BGM), a local subsidiary of AAGM. BGM had reportedly recovered an estimated 200,000 oz of alluvial gold on the Esaase concession and another 300,000 oz downstream on the Jeni River concession, prior to entering into receivership in 2002. It should be noted that previous placer gold

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production is of no relevance to Asanko’s development program, which is entirely focused on the development of hard rock resources.

The Esaase mining concession, including the camp facilities at Tetrem, was bought from the Bonte Liquidation Committee by Sametro Company Limited, a private Ghanaian company. In May, 2006, Asanko, then called Keegan resources, signed a letter of agreement with Sametro to earn 100% of the Esaase mining concession over a three year period of work commitments and option payments. Since mid-2006, Asnako has undertaken an aggressive exploration program combining soil geochemistry and IP geophysical surveys followed by diamond and reverse circulation exploration and resource drilling.

6.3	Asanko Gold Mine – Phase 1 - Historical Mineral Resource and Reserve Estimates

Note that the historical Resources and Reserves quoted in this section have been superseded by the current Resources (Section 14) of this report. The historical estimates have not been verified by the QP of this report, and therefore should not be relied upon. The current resources and reserves were not based on the historical estimates in any way, and the historical estimates are only quoted to provide historical context. A summary of the Resource and Reserve estimation history is provided in Table 6-1 below.

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Table 6-1: Obotan Mineral Resource Estimation History

Company	Category	Year
Kiwi / Associated Gold Fields	Resource	1995
Resolute Mining	Resource and Reserve	1996
Resolute Mining	Resource and Reserve	1998
Leo Sheild	Abore Resource	1998
Resolute Mining	Resource and Reserve	1999
Hellman & Schofield (H&S)	Resource	2011
SRK	Resource	2011
SRK	Resource	2012
GRES	Reserve	2012
CJM	Resource	2014

The first comprehensive resource estimate for the Nkran ore body was prepared by the Kiwi / Associated Gold Fields joint venture in early 1995 Table 6-2. This was based on only about 4,100 m of RC drilling and an additional 1,750 m of diamond drilling.

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Table 6-2: Kiwi/Associated Gold Fields 1995 - NkranHistorical Gold Resource Estimates

Category
Measured	3.2Mt @ 3.5g/t Au (360,000 oz. in situ)
Indicated	1.4Mt @ 2.8g/t Au (120,000 oz. in situ)
Inferred	1.5Mt @ 2.8g/t Au (130,000 oz. in situ)
Total	6.1Mt @ 3.2g/t Au (610,000 oz. in situ)

The above estimates did not distinguish between oxide and primary (sulphide) resources since both are free milling. However, there does appear to have been a near surface enrichment and mushrooming of the ore body close to surface and it is likely that a majority of the measured resources were within the oxide zone. The resource estimates were taken to depths of about 100 m below surface.

When Resolute took over, it became an immediate priority to expand resources in order to justify a larger open-pit operation. This was achieved by defining resources at Nkranto a depth of 150 m and by adding modest resources from the nearby Adubiaso prospect. In their 1996 Annual Report, Resolute reported the reserve and resource estimates for the Obotan concession shown in Table 6-3, which were based on about 6,570 m of RC and 4,860 m of diamond drilling.

Table 6-3: Resolute 1996 - Obotan Concessions Historical Resource and Reserve Estimates

Category
Proven and Probable Reserves	10.15 Mt @ 2.11 g/t Au (689,000 oz.)
Measured and Indicated Resources	4.05 Mt @ 1.86 g/t Au (242,000 oz.)
Inferred Resources	7.70 Mt @ 1.81 g/t Au (448,000 oz.)
Total	21.90 Mt @ 1.96 g/t Au (1,379,000 oz.)

This was the basis for a bankable feasibility study by the Lycopodium group with the view to processing 1.4 Mtpa. Ongoing exploration drilling expanded the reserve and resource estimates after the mine started production in the second quarter of 1997.

The Reserve and Resource estimates as given in the 1998 Annual Report are shown in Table 6-4.

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Asanko Gold Mine Phase 1
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Table 6-4: Resolute 1998 - Obotan Concessions Historical Resource Estimates

Category
Proven and Probable Reserves	9.97 Mt @ 2.7 g/t Au (849,259 oz.)
Measured and Indicated Resources	27.25 Mt @ 2.2 g/t Au (1,927,246oz)
Inferred Resources	0.975 Mt @ 1.66 g/t Au (46,834 oz.)
Total	38 Mt @ 1.96 g/t Au (2.823 Moz)

Table 6-5 shows that, as of June 1999, Reserve and Resource estimates had changed little.

Table 6-5: Resolute 1999 - Obotan Concessions Historical Reserves

Category
Proven and Probable Reserves	6.1 Mt @ 2.46 g/t Au (485,190 oz.)
All Resources	28.4 Mt @ 2.17 g/t Au (1,982,245 oz.)
Total	34.5 Mt @ 2.2 g/t Au (2.467 Moz)

The main difference in the estimates historically is that whilst the overall resource remains quite high, the mineable reserves have dropped considerably and have not been replaced. More recent estimates will likely see some addition in the resource estimates, but the impact of the higher and rising gold prices may result in lowering of the cut-off grade and an increase in resources.

The Nkranproject came on stream in May 1997, under budget and at least one month ahead of schedule. The plant was designed and constructed by the Lycopodium group of Western Australia whose extensive previous experience in Ghana was important in bringing the mine into production in about an eight month period at lower than projected costs.

The capital cost was USD 32 million for an operation with an annual plant throughput of 1.4 Mtpa and gold production of about 120,000 oz. /yr. These costs include mainly plant, infrastructure and pre-mining costs but exclude the mining equipment, which was provided by the mining contractor.

The design capacity of the plant was 1.4 Mtpa for primary ore and it was expected that considerably higher throughput 2 Mtpa would be achievable very early on because most of the ore would be from the softer oxide zone. Very early on, plans were made to expand the primary ore production to about 2 Mtpa with very modest additional capital cost.

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The plant design was a fairly ’standard’ and well-proven design, which incorporates a coarse crusher and SAG mill, a Knelson concentrator, carbon in-leach circuit and a desorption plant. As expected, the throughput of oxide ores exceeded 2 Mtpa. A later design modification incorporated an additional crushing stage so that a finer and more homogenous feed would be supplied to the SAG mill and thereby increasing the treatment of the harder sulphide ores to at least 2 Mtpa. The plant design originally had only one Knelson concentrator, but with the increased throughput and relative abundance of easily liberated free gold, a second Knelson bowl was added. The severe power shortages from the national grid starting in 1997 resulted in the installation of a standby power plant, which allowed Resolute to maintain a steady throughput.

The official production figures published by the Ghana Chamber of Mines since the start-up of operations are as given in Table 6-6.

Table 6-6: Obotan Historical Processed Ore by Date

	1997	1998	1999
Processed Ore (Mt)	0.664	0.664	0.664
Gold Production (oz.)	39,903	39,903	39,903
Recovered Grade (g/t Au)	1.87	1.87	1.87

The original cash operating costs were projected to be just below USD 220/oz. but at the time in a declining gold price environment, efforts were made to reduce the operating costs considerably. The high throughput and favourable recovered grades in 1998 resulted in a reported cash operating cost of USD 162/oz. This would equate to about USD 12.33/t of ore processed. The lower throughput and recovered grades in 1999 were expected to improve in the remaining years of production to about 150,000 oz./yr at an anticipated cost in the range of USD 180-200/oz.

Resolute tried hard to maintain the production on the Obotan concession beyond 2001 when the existing reserves at Nkranand Adubiaso were projected to be depleted. The resource base on the concession is substantial, although relatively low grade and, as is the case in most of the current producers in Ghana, future production will depend on the price of gold. Certainly there is scope to develop shallow, open-pit reserves from numerous known prospects in the general vicinity, which could be trucked to the nearest available plant.

Resolute completed arrangements with Shield Resources to mine the open pit resources at the Abore North prospect and to truck the ore to the Nkranplant. This was anticipated to extend the plant operations for another couple of years. Also, as noted earlier, the Nkrandeposit, does feature relatively high-grade intersections over substantial widths in extensions beneath the open pit resources and certainly the potential for future underground mining was considered encouraging, especially in light of gold prices hovering above USD1,500.

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The Obotan mining operations had been a major success for Resolute been a major success and certainly had brought favourable attention to the Manso Nkwanta district where many known prospects have been confirmed in recent years.

These operations also stood out in Resolute’s commitment to high environmental and safety standards, which had matched those of operations in many of the gold mining districts of developed countries.

The Resolute management team had a commitment to upgrading the skills of Ghanaian technical and professional staff. They established a very effective training scheme, which provided multi-skills to the plant operators. There was also a compensation scheme that rewarded good performance and permitted those with a good aptitude and a strong work ethic to reap the benefits of their efforts.

An effective reclamation scheme on plant tailings returned the extensive tailings area to a productive state to local farmers within a very short period of time and thereby minimized the long term impact of the mining operations. The Obotan operations provided an excellent model for the gold mining industry in Ghana as well as for West Africa in general.

Within the Abore deposit there appears to be at least some supergene enrichment of gold in the oxide zone and the overlying thin laterite that extends beyond the margins of the main zone of mineralisation. It is quite noteworthy that the relatively coarse gold, which is typical of the deposit, led to repeatability problems in much of the early sampling that was mainly based on fire assays of 50 g samples. The problem was largely resolved by using bottle roll tests on 2 kg samples and using relatively high concentrations of cyanide to ensure that the contained free gold was fully recovered.

Table 6-7 gives the Leo Shield (1998 annual report) estimate of Indicated and Inferred Abore resources (based on Australian reporting standards).

Table 6-7: Leo Shield 1998 - Abore Historical Resource Estimates

Category
Indicated Resources	2.057 Mt @ 2.4 g/t Au (156,000 oz. in situ)
Inferred Resources	2.588 Mt @ 1.7 g/t Au (139,400 oz. in situ)
Total	4.645 Mt @ 2.0 g/t Au (295,400 oz. in situ)

The above are based on a cut-off grade of 0.7 g/t and the average width of the mineralisation is about 35 m; the sulphide resources were estimated to an average depth of about 100 m. The above estimates include both oxides and primary zone sulphides; the transitional material is included along with the sulphides. The total oxide resource is estimated to be about 1.68 million tonnes @ 2.2 g/t (about 119,000 oz. in-situ). The above estimates are based on 355 RC (about 28,600 m) and 13 diamond drill (about 1,560 m) holes. As noted earlier, the quite limited resource base made a

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stand-alone project quite difficult with the then gold prices and the plan was to truck the ore to the Nkran plant, which is less than 15 km to the south of Abore.

H&S was commissioned by PMI in 2010 to conduct Resource Estimates for the Project areas utilising analytical data made available to H&S up to the close of the data set on the 23rd of June 2010. The February 2011 Mineral Resource was based on a 0.5 g/t cut-off for all deposits except for the Nkran underground which utilised a 1.5 g/t cutoff. Results of the 2011 MRE are shown in Table 6-8 below.

Table 6-8: Historical Mineral Resource Estimates for the Project 2011

Project Area	Indicated			Inferred
	Tonnes	Aug/t	Ounces	Tonnes	Aug/t	Ounces
Abore	1,020,000	1.51	49,000	2,235,000	1.4	98,000
Adubiaso	1,033,000	1.58	53,000	2,667,000	1.3	113,000
Asaudai	390,000	1.29	16,000	1,131,000	1.3	48,000
Nkran OC	539,000	1.58	27,000	5,946,000	2.0	385,000
Nkran UK	82,000	4.12	11,000	3,658,000	3.5	409,000
Total - All Areas	3,064,000	1.59	156,000	15,637,000	2.1	1,053,000

Subsequent to the H&S 2010 estimation, PMI drilled a further 85 diamond core holes for 26,605 m throughout 2011 focussing mostly on the Nkran resource. SRK was commissioned to conduct an updated MRE in accordance with NI 43-101 guidelines for the Asanko Gold Mine – Phase 1 deposits including the additional drilling data from June 2010 to August 2011. The SRK October 2011 MRE utilised a 0.5 g/t cut-off grade for all deposits and is summarised in table 6-9 below.

Table 6-9: SRK October 2011 Mineral Resource Estimate

201	Measured			Indicated			Inferred
	Tonnes (millions)	Grade (g/t Au)	Oz (millions)	Tonnes (millions)	Grade (g/t Au)	Oz (millions)	Tonnes (millions)	Grade (g/t Au)	Oz (millions)
Nkran	11.10	2.76	0.98	19.70	2.42	1.52	12.60	2.54	1.02
Adubiaso	1.07	2.78	0.09	2.60	2.30	0.19	0.87	2.06	0.05
Abore	2.50	1.88	0.15	3.99	1.80	0.23	3.40	1.72	0.18
Asuadai	N/A	N/A	N/A	1.21	1.71	0.06	0.67	1.95	0.04
Total	14.67	2.66	1.22	27.5	2.32	2.00	17.54	2.35	1.29

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Subsequent to the SRK October 2011 estimation, PMI drilled a further 110 diamond core holes for 28,835 m from August 2011 to January 2012 with the focus of the drilling on all five Asanko Gold Mine – Phase 1 deposits. SRK completed an updated MRE in accordance with NI 43-101 guidelines. The SRK March 2012 MRE utilised a 0.5 g/t cut-off grade for all deposits and is summarised in Table 6-10 below.

Table 6-10: SRK March 2012 Mineral Resource Estimate

Deposit	Measured			Indicated			Inferred
	Tonnes (millions)	Grade (g/t Au)	Oz (millions)	Tonnes (millions)	Grade (g/t Au)	Oz (millions)	Tonnes (millions)	Grade (g/t Au)	Oz (millions)
Nkran	11.74	2.55	0.96	20.41	2.12	1.39	14.74	2.21	1.05
Adubiaso	1.50	2.98	0.14	2.67	2.41	0.21	1.25	1.91	0.08
Abore	2.33	1.78	0.13	3.70	1.53	0.18	3.92	1.50	0.19
Asuadai	N/A	N/A	N/A	2.44	1.28	0.10	2.00	1.33	0.10
Total	15.57	2.47	1.23	29.21	2.00	1.88	21.91	1.99	1.40

Subsequent to the SRK March 2012 estimation, PMI commissioned GR Engineering Services (GRES) to complete a Definitive Feasibility Study and Ore Reserve for the Project. The Ore Reserve stated in the 2012 GRES DFS was based on the SRK March 2012 MRE and a gold price of US$1300/oz. A summary of the 2012 Ore Reserves is found in Table 6-11 below.

Table 6-11: GRES September 2012 Ore Reserves

Deposit	Classification	Tonnage (Mt)	Au Grade (g/t)	MOz
Nkran	Proven	11.5	2.47	0.92
	Probable	14.6	2.17	1.02
Adubiaso	Proven	1.2	2.8	0.1
	Probable	1.3	2.62	0.11
Abore	Proven	2.1	1.7	0.11
	Probable	1.9	1.7	0.1
Asuadai	Proven	0	0	0
	Probable	1.6	1.22	0.06
Total	Proven	14.8	2.39	1.14
	Probable	19.4	2.08	1.3
	Total	34.2	2.21	2.43

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Subsequent to the SRK March 2012 estimation, Asanko commissioned CJM Consulting to complete an updated MRE for the Asanko Gold Mine – Phase 1 deposits, upon which the Reserve stated in this report is based. CJM completed an updated MRE in accordance with NI-43-101 guidelines. The CJM October 2014 MRE included no additional drilling on the Nkran, Abore, Adubiaso, and Asuadai deposits but included a maiden resource for the Dynamite Hill deposit. A total of 17,977m of additional drilling on Dynamite Hill were included in the updated 2014 MRE and a 0.8 g/t cut-off grade was utilised for all deposits. A summary of the CJM October 2014 MRE is found in Table 6-12-below.

6.4	Historical Resource and Reserve Estimates for Esaase

Resource estimates were released by Coffey Mining on behalf of Asanko in 2007, 2009 and 2011 for the Esaase concessions. These resource tables are summarised in Table 6- 12 and Table 6-13 and Table 6-14.

Table 6-12: Mineral Resources for the Esaase Gold Project dated November 2011

Resource Category	Cut-off Grade	Tonnage	Gold Grade	Gold Metal
	g/t	Mt	g/t	Koz
MEASURED	0.3	5.34	1.2	200
	0.4	5.03	1.2	196
	0.5	4.66	1.3	191
	0.6	4.21	1.4	183
	0.7	3.73	1.4	173
	0.8	3.26	1.5	162
	0.9	2.83	1.7	150
	1	2.44	1.8	139
INDICATED	0.3	102.90	1.1	3,543
	0.4	93.71	1.1	3,441
	0.5	83.03	1.2	3,288
	0.6	72.04	1.3	3,096
	0.7	61.67	1.5	2,882
	0.8	52.51	1.6	2,663
	0.9	44.72	1.7	2,451
	1	38.14	1.8	2,251
INFERRED	0.3	50.04	1	1,598
	0.4	45.90	1.1	1,553
	0.5	40.54	1.1	1,476
	0.6	34.82	1.2	1,375
	0.7	29.39	1.3	1,262
	0.8	24.79	1.4	1,153
	0.9	20.61	1.6	1,039
	1	17.12	1.7	932

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Table 6-13: Mineral Resources for the Esaase Gold Project dated April 2009

Resource Category	Cut-off Grade	Tonnage	Gold Grade	Gold Metal
	g/t	Mt	g/t	Moz
INDICATED	0.4	57.987	1.2	2.278
	0.5	49.248	1.4	2.153
	0.6	41.942	1.5	2.025
	0.7	35.748	1.7	1.898
	0.8	30.656	1.8	1.777
	0.9	26.322	2	1.66
	1	22.782	2.1	1.552
INFERRED	0.4	41.664	1.2	1.653
	0.5	34.054	1.4	1.546
	0.6	28.573	1.6	1.451
	0.7	24.43	1.7	1.365
	0.8	20.649	1.9	1.275
	0.9	17.914	2.1	1.201
	1	15.852	2.2	1.139

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Table 6-14: Mineral Resources for the Esaase Gold Project dated December

Resource Category	Cut-off Grade	Tonnage	Gold Grade	Gold Metal	Gold Metal
	g/t	Mt	g/t	Koz	Moz
INDICATED	0.4	6.943	1.2	264	0.264
	0.6	5.414	1.4	240	0.240
	0.8	3.975	1.6	208	0.208
	1	2.852	1.9	176	0.176
	1.2	2.104	2.2	150	0.150
INFERRED	0.4	43.898	1.1	1 620	1.620
	0.6	31.941	1.4	1 432	1.432
	0.8	23.158	1.7	1 237	1.237
	1	17.070	1.9	1 062	1.062
	1.2	12.986	2.2	919	0.919

The author is unaware of any estimate of the quantity, grade, or metal or mineral content that was prepared before the acquisition of the Esaase concessions, by Asanko.

The 2011 Mineral Reserve Estimate (Table 6-15) was carried out by Coffey Mining on behalf of Asanko in accordance with the Canadian National Instrument 43-101. The Mineral Reserve was based on a cut-off of 0.4g/t gold.

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Table 6-15: Historical Mineral Reserves Estimate for the Esaase Gold Project 2011

Deposit	Mineral Reserves
	Proven			Probable			Total
	Tonnage	Grade	Content	Tonnage	Grade	Content	Tonnage	Grade	Content
	Mt	g/t	Koz	Mt	g/t	Koz	Mt	g/t	Koz
Esaase	5.1	1.2	199	74.3	1.1	2,685	79.4	1.1	2,884
Note: Based on a cut-off of 0.4 g/t gold.

6.5	Historical Production

The Nkran Hill project came on stream in May 1997, under budget and at least one month ahead of schedule. The plant was designed and constructed by the Lycopodium group of Western Australia whose extensive previous experience in Ghana was important in bringing the mine into production in about an eight month period at lower than projected costs.

The design capacity of the plant was 1.4 Mtpa for primary ore and it was expected that considerably higher throughput (2 Mtpa) would be achievable very early on because most of the ore would be from the softer oxide zone. Very early on, plans were made to expand the primary ore production to about 2 Mtpa with very modest additional capital cost.

The plant design is a fairly ’standard’ and well-proven design, which incorporates a coarse crusher and SAG mill, a Knelson concentrator, carbon in-leach circuit and a desorption plant. As expected, the throughput of oxide ores exceeded 2 Mtpa. A later design modification incorporated an additional crushing stage (carried out by contractor) so that a finer and more homogenous feed would be supplied to the SAG mill and thereby increasing the treatment of the harder sulphide ores to at least 2 Mtpa. The plant design originally had only one Knelson concentrator but with the increased throughput and relative abundance of easily liberated free gold, a second Knelson bowl was added.

The official production figures published by the Ghana Chamber of Mines since the start-up of operations are as given in Table 6-16.

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Table 6-16: Obotan historical processed ore by date

	1997	1998	1999
Processed Ore (Mtpa)	0,664	2,285	2,023
Gold Production (oz)	39,903	173,975	136,000
Recovered Grade (g/t)	1,87	2,37	2,09

With respect to the Esaase concessions, in 1990, the Bonte mining lease was granted to Akrokerri- Ashanti Gold Mines (AAGM) and was later transferred to BGM, a local subsidiary of AAGM. Reportedly BGM recovered an estimated 200,000oz of alluvial gold on the Esaase concession and another 300,000 oz downstream on the Jeni River concession, prior to entering into receivership in 2002.

It must be noted that previous placer gold production is of no relevance to Asanko’s development program, which is entirely focused on the development of hard rock resources on the Esaase Property.

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7	GEOLOGICAL SETTING AND MINERALISATION

The descriptions of the regional and local geology are sourced from Siddorn and Lee (2005), and the descriptions of the prospect geology and mineralisation are largely based on the work of McCuaig and Williams (2002).

7.1	Regional, Local and Property Geology

7.1.1	Regional Geology

The geology of Ghana is dominated by predominantly metavolcanic paleoproterozoic Birimian Supergroup (2.17-2.1 billion years ago) sequences and the clastic Tarkwaian Group sediments (2.12-2.14 billion years ago, after Davis et al. 1994) in the central-west and northern parts of the country. Clastic shallow water sediments of the Neoproterozoic Volta Basin cover the northeast of the country (Figure 7-1). A small strip of Paleozoic and Cretaceous to Tertiary sediments occur along the coast and in the extreme southeast of the country.

The Birimian rocks consist of narrow greenstone (volcanic) belts, which may be traced for hundreds of kilometres along strike but are usually only 20 km to 60 km wide. These belts are separated by wider basins of mainly marine clastic sediments. Along the margins of the basins and belts, there appears to be considerable inter-bedding of basin sediments and volcanoclastic and pyroclastic units of the volcanic belts. Thin, but laterally extensive chemical sediments (exhalites), consisting of chert and fine-grained manganese-rich and graphitic sediments often mark the transitional zones. The margins of the belts commonly exhibit faulting on local and regional scales. These structures are fundamentally important in the development of gold deposits for which the region is well known.

The Tarkwaian rocks consist of a distinct sequence of metasediments (quartzite, conglomerate and phyllite) occurring within a broad band along the interior of the Ashanti Belt. Conglomerates host important palaeoplacer gold deposits in the Tarkwa district. Equivalent rock types occur in other belts of the region, but in relatively restricted areas. In the type locality at Tarkwa, the sequence is in the order of 2.5 km thick, whereas in the Bui belt, comparable units are approximately 9 km thick. These sediments mark a rapid period of erosion and proximal deposition during the late-stage of the orogenic cycle. They unconformably overlie the Birimian metavolcanics at the Damang mine near Tarkwa. The unconformity separating the Birimian from the overlying Tarkwaian is colloquially known as the “Great Unconformity”. (Figure 7-2) shows the generalised stratigraphy of southwest Ghana.

All of the Birimian sediments and volcanics have been extensively metamorphosed. The most widespread metamorphic facies appears to be greenschist, although in many areas, higher temperatures and pressures are indicated by amphibolite facies. Multiple tectonic events have affected virtually all Birimian rocks with the most substantive being a fold-thrust compressional event (Eburnean Orogeny) that affected both volcanic and sedimentary belts throughout the region and to a lesser extent, Tarkwaian rocks. For this reason, relative age relations suggest that final deposition of Tarkwaian

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rocks took place as the underlying and adjacent volcanic and sedimentary rocks were undergoing the initial stages of compressional deformation. Studies in the western part of the region (Milesi et al., 1992) have proposed several separate phases of folding and faulting suggesting a change in stress direction from northeast to southwest to north to south. However, a regional synthesis by Eisenlohr (1989) has concluded that although there is considerable heterogeneity in the extent and styles of deformation in many areas, most of the structural elements have common features, which are compatible with a single, extended and progressive phase of regional deformation involving substantial northwest-southeast compression

Figure 7-1: Geology of southwest Ghana highlighting the Regional Geology around the AGM Gold Mine

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PHANEROZOIC
(< 542 Ma)
> 1000 m
Sandstones and shales
Unconformity
TARKWA
GROUP
(2107 - 2097 Ma)
Huni Series
Sandstones and phyllites
> 1300 m
Cross-bedded stratifcation
2097 ± 2 Ma, Oberthür et al.,1998
(Granitoid intrusion)
Dolerite Sills
2102 ± 13 Ma, Adadey et al.,2009
(Gabbro)
< 400 m
Tarkwa Phyllites
< 600 m
Banket Conglomerates
(Tarkwa Paleoplacer)
< 2107 Ma (Detrital zircon)
Reinterpreted after Pigois et al. 2003
< 700 m
Kawere Conglomerates
Kawere Conglomerates
Great Unconformity
KUMASI
GROUP
(2154 - 2125 Ma)
≈ 1100 m
Phyllites
Volcanoclastics
2136 ± 19 Ma, Adadey et al.,2009
(Granitoid intrusion)
≈ 700 m
Volcanoclastics
2142 ± 24 Ma, Adadey et al.,2009
(Andesitic volcanism)
≈ 2000 m
Phyllites
< 2154 ± 2 Ma, Oberthür et al.,1998
(Detrital zircon)
Volcanoclastics
Predominantly metasediments
Unconformity
SEFWI
GROUP
(> 2174 Ma)
≈ 600 m
Basalts or Andesites
> 2174 ± 2 Ma, Oberthür et al.,1998
(Syn-tectonic granitoid intrusion)
Birimian Supergroup
≈ 700 m
Volcanoclastics
Syn-sedimentary normal faults
≈ 300 m
≈ 300 m
Phyllites
≈ 200 m
Volcanoclastics
≈ 400 m
Basalts or Andesites
≈ 700 m
Gabbros or diorites
Gabbros or diorites
Predominantly metavolcanics
≈ 600 m
Basalts or Andesites
≈ 500 m
Volcanoclastics
Min seds
≈ 300 m
Basalts or Andesites (with Pillows)
≈ 200 m
Volcanoclastics

Scource: Adapted from Precambrian Research, May 2012, Perroutya, S. et al.

CJM CONSULTING	**Generalised Stratigraphy of Southwest Ghana**	September 2014

Figure 7-2: Generalised Stratigraphy of Southwest Ghana

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7.2	Asanko Gold Mine Geology

The regional magnetic data for the Ashanti Belt and adjacent Kumasi Basin provide a clear indication of the distribution of the principal geological units occurring in the region (Figure 3). In the east, moderately magnetic mafic volcanic rocks results in a high magnetic zone corresponding to the Lower Birimian super group, and the infolded, strongly magnetic rocks of the Tarkwaian sedimentary package. This domain is in sharp contact with the weakly, to non-magnetic rocks of the upper Birimian meta sediments, which dominate the Kumasi Basin in the west. This zone of contrast coincides with the prominent, shear zone which bounds the northwest margin of the Ashanti volcanic belt that plays host to most of the large gold deposits in the area.

Historically, it was thought that the Kumasi Basin consists of a broad, monotonous package of turbiditic sediments (Upper Birimian metasediments), extending as far west as the Sefwi-Bibiani Belt, with little intervening lithological or structural variability. However, the presence of the Asankrangwa Gold Belt was recognised after decades of galamsey activity (artisanal mining) in gold-bearing, shear zone-hosted quartz reefs. In the central portion of the Kumasi Basin. Newly acquired geophysical data also provided a more in-depth view of the geological and structural setting of the area.

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Mpasatia
Esaase
Bonte
Abore
Asuadai
Dynamite Hill
Adubiaso
Nkran Hill
Adumasa (N. Ashan
Homasi License
Hwini-Butre (Father Brown)
Akrokeri
Chirebroso (Adansi-Asaasi)
Obuasi (Ashanti)
Kubi (Obuasi)
Ayanfuri (Mampong)
Grumesa (Awisam)
Mampon (Dunkwa)
Dunkwa
Pampe (Bogosu Prestea)
Riyadh
0
10
20
40
Kilometers
Legend
Deposits
Regional Major Breaks
Regional Linearments
Asanko Gold Concessions

Figure 7-3: Regional total field aeromagnetic image of the Ashanti Belt and adjacent Kumasi Basin

The Asankrangwa Gold Belt straddles two broad domains of distinct magnetic character. The western portion is characterised by the low magnetic relief that is typical

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of the Kumasi Basin as a whole. However, the eastern portion exhibits a strong magnetic relief, much alike to the Ashanti Belt further east. Indeed, the only portion of the known Ghanaian stratigraphy that produces such a characteristic magnetic fabric is the infolded package of Lower Birimian metavolcanics and Tarkwaian metasediments that defines the Ashanti Belt.

The magnetic intensity of the eastern Asankrangwa areas is not as pronounced as that of the Ashanti Belt, but it is interpreted to represent the same rock package on the basis of its distinct magnetic fabric.

A sharp north-east trending break separates the two distinct magnetic domains of the Asankrangwa Belt. It also truncates the dominant east-north-east to west-south-west trends typical of the eastern domain. Evident, dramatic changes in the structural grain in the area indicate the presence of a major shear zone separating the two domains.

This results in the Upper Birimian meta sediments of the western domain to occur in the hanging wall of the shear zone, above Lower Birimian meta-volcanics of the eastern domain which occur in the footwall. This arrangement of ‘younger-over-older’ across a reverse fault is opposite to the expected relationship in a simple reverse fault, and requires a much longer and intense movement history on the shear zone.

The Obuasi deposit in the Ashanti Belt is hosted by an identical structural-stratigraphic configuration – i.e. within the Upper Birimian metasediments, structurally above the Lower Birimian metavolcanics.

The structural setting of the Asankrangwa Gold Belt is therefore interpreted as an inverted half-graben, in which growth faulting controlled accumulation of the upper Birimian metasediments, above the Lower Birimian metavolcanics in the footwall.

Basin inversion and / or exhumation of the Birimian metasediments during deposition of the Tarkwaian sediments is consistent with their occurrence above a regional angular unconformity, and predominantly within fault-bound basins. The ‘Asankrangwa Shear Zone’ is a fundamental crustal structure that has repeatedly been active throughout the entire geological history of the region, from initial rifting, right through orogenesis.

The regional magnetics also indicate the presence of a set of subtle east-west-trending structures. One of these structures forming the southern boundary of the Birimian metavolcanic/ Tarkwaian package in the Asankrangwa Belt, passes through the southern Ashanti II concessions and is continuous with a regional east-northeast trending structure that may be traced to the Obuasi deposit, where it roughly coincides with a major right-stepping flexure in the Ashanti Belt (Figure 7-3).

This major east-north-east trending structure is therefore interpreted as a transfer fault, originally associated with the formation of the Kumasi Basin. The parallel, but less extensive, east-west structures that pervade the Asankrangwa Belt in the vicinity of the Ashanti II concessions, may be splays from this same regional-scale transfer fault, or independent transfer faults in their own right.

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7.3	Property Geology

7.3.1	Introduction

An exercise was initiated in 2013 to produce 3D litho-structural models for all of the ProjectProject deposits. This was intended to increase geological and structural understanding of the ProjectProject deposits as well as introduce proper geological and structural controls into the updated mineral resource estimate. The process involved geological and structural re-logging of drill core, interpretation of historic flitch diagrams, and use of Leapfrog software to produce the 3D litho-structural models.

Asanko utilised HMM Consultancy (“HMM”) to create the 3D litho-structural models for all the Obotan deposits, with the exception of the Adubiaso deposit, where Optiro created the models. The sections below summarize and describe the findings of these reports.

In Addition to the creation of the 3D litho-structural models, Asanko initiated a prospectivity mapping analysis of the Asankrangwa belt. Although not finished at the time of this report, a significant amount of regional and local structural interpretation had been completed and is depicted in the property geological map (Figure 7-5).

7.3.2	Nkran

The Nkran deposit located within the Kumasi Basin on the “Asankrangwa gold belt”. The basin is bound to the south by the Ashanti fault / shear and the Bibiani shear to the north. The Nkran deposit is located in the northern, central portion of the Obotan lease concessions. The Asankrangwa gold belt expresses itself as a complex of northeast trending shear zones situated along the central axis of the Kumasi Basin. The Nkran deposit is located on a jog along the regional Nkran shear, which is a zone of about 15 km in width and may be traced on a northeast to southwest trend for a distance of some 150 km. This is one of several major northeast trending shears/structures that bisect the Kumasi Basin / Asakragu Gold Belt (Figure 7-4).

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Figure 7-4: Regional Belt-scale Geological Map of the Project Highlighting the Obotan Deposits

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Geology Legend
gsmg Two-mica or muscovite granite and minor granodiorite, locally leucogranite bv Volcanic flow/subvolcanic rock and minor interbedded volcaniclastics, undifferentiated bvm Basaltic flow/subvolcanic rock and minor interbedded volcaniclastics bmf Sediment/volcano-sediment, undifferentiated, upper greenschist to amphibolite facies metamorphic, metasomatized ± lit-par-lit granitoid intrusions bsv Volcaniclastic sediment dominant
bsw Wacke sediment dominant
bs Sediment/volcaniclastic sediment, undifferentiated, locally mica schist gvhd Hornblende-biotite diorite, quartz diorite
gvbm Biotite granitoid, undifferentiated, mostly granodioritic tadg Dolerite, micro-gabbro, micro-diorite (dyke or sill)
tab Conglomerate, mature, quartz pebble and quartzose sandstone ('Banket Fm')
Ultramafic and minor mafic igneous rock, undifferentiated
Legend
Towns
Deposits
Interpreted Regional Faults
Interpreted D2 Structures
Interpreted NW - SE Structures
Project Areas
Obotan Project
Esaase Project
0 2.5 5 10 Kilometers
Mpatoam
Mepom
Esaase
Sky Gold Area "D"
Jeni River
Sky Gold Area "C"
Abore
Asuadai
Adubea
Dynamite Hill
Adubiaso
Aojrem
Nkran
Gyagyastreso
Kaniago
Datano
Anitaso
New Obuasi
Manso Nkwanta
Manso-Atwere
Amankyea
bsw
bsa

Figure 7-5: Property Geological Map

The regional / local (Kumasi Basin) geological setting is heavily faulted and consists of an isoclinally folded sequence of metasediments, dominated by turbiditic sequences of

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greywackes and shales, intercolated with rare andesites and volcanoclastics, previously described as greywackes, phyllites, argillites and shales. Five deformation events were recognised in the study conducted by Davis (March 2014), which correlate well to regional events described by De Kock et al., (2002), Allibone et al., (2002), Perrouty et al., (2012) and work conducted by Siddorn et al., (2005). According to Davis, Very little geological work has been conducted regionally within the Kumasi Basin, with the local geology very poorly constrained, or understood”. The most recent work was carried out in 2005 (Siddorn et al.,) has broken the stratigraphy into six basic units; non-magnetic turbidites, EM and Magnetically responsive turbidites with strong graphitic content, non-magnetic sediments, dominated by greywacke (minor argillite), metavolcanics (non-magnetic), metavolcanics (magnetic) and granite.

7.4	Nkran Pit Geology

In plan, the Nkran pit covers approximately 850 metres in a north-east-south-west direction; along the strike length of the ore body, and at its widest point measures 450 metres across strike (Figure 7-6). The pit was mined to a final elevation of 4951 RL (Local RL) from a surface elevation of 5124 RL (Local RL) (Brinckley, 2001a). The general geology of the Nkran deposit is shown in the map. (The main rock types at Nkran pit consist of thinly bedded greywacke and thickly bedded to massive sandstone phyllite and carbonaceous shale. The distribution of the geology is best shown on production maps and comprises of phyllite dominated domains on the western and eastern sides, separated by a core of wacke-sandstone dominated sediments (Brinckley 2001, Standing 1998 and McCuaig et al., 2002). The metasediments have been isoclinally folded and dip steeply to the north-west at between 70* to 80*, with a steep 70* southerly plunge. Intruding the metasediments are two granitic (tonalite in RES data) intrusions. Granite is largely restricted to the NE portion of the pit, with isolated pods of granite in the southern portion. Granite is present at depth in the south end of the pit. The granite appears to intrude a structure marked by a stratigraphic discordance. These are variably sericite altered. A weak metamorphic aureole exists and is characterised by nematoblastic andulsite within the carbonaceous shale horizons.

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Figure 7-6: The Nkran Pit Geology, after SRK 2002

Source: McCuaig and Williams, 2002

The regional stratigraphy trends north-easterly, while in the middle of the Nkran pit the stratigraphy swings to the north. The stratigraphic discordance in the centre of the pit correlates with (1) the southern extent of the granite intrusion at upper levels, and (2) the presence of greywacke-dominant stratigraphy. Phyllites are observed to splay and merge along strike, and are often mapped as being sheared. These phyllites mark zones of higher strain (shear zones) within the more competent greywacke and granite. Duplex structures present through centre of pit, cut the granite and repeat the greywacke-dominant stratigraphy along sheared phyllites and granite contacts.

Generally, in the country rock, the base of full oxidation fluctuates between 5059 to 5071 mRL and the base of transition fluctuates between 5035 to 5047 mRL. The weathering gradient runs from freshest in the northeast to most weathered in the southwest at the specified reduced level.

7.5	Structural Interpretation

7.5.1	D1 - Northwest – Southeast shortening

The earliest phase of deformation that can be recognised is that of north-west – south-east shortening, resulting in north-east trending, steep north-west dipping stratigraphic package. This early deformation fabric has been termed S0/S1 due bedding being approximately parallel to foliation. Original bedding fabrics (notably younging

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directions) can be observed when not overprinted by D2 (S2) fabrics. Younging directions are observed to oscillate between west and east, indicating near isoclinal folding. This fabric correlates with the regional D1 event seen throughout Ghana.

7.5.2	D2 – West North-west – South-east Shortening

The second observable deformation event, resulting from a rotation of the regional stress field to a west-north-west orientation, and resulting in subsequent north-north-east trending, steep NW dipping foliation that cuts the earlier D1 (S0/S1) fabric. The S2 fabric is well developed in the shale / silt rich horizons. The major controlling structures within the pit are also parallel to the S2 fabric. D2 deformation can be correlated with the earliest (first) gold event seen within the Nkran deposit

7.5.3	D3 – Southwest – North-east Shortening

The forth deformation event that can be recognised is as a result of southwest – northeast shortening manifests itself as an oblique west-north-west trending crenulation cleavage. This crenulation cleavage cuts and folds the S2 fabric. The orientation of the S4 fabric is similar to that of the D5 mineralisation event. However, the two are separated by the intrusion the granitic bodies within the central and southern portion of the pits, which is un-foliated, but does contain D5 related mineralised veinlets.

7.5.4	D4a/D4b – North-east – South-west Shortening

The field relationships within the Nkran Deposit suggest two phases of gold related veins over printed a pre-existing steeply dipping package of sediments adjacent to a granite intrusion that may have been a rheological control on focussing deformation. The first set of veins was linked to north-east – south-west shortening. The second set of phase of veins was linked to north-north-east – south-south-west extension. The time between the two events is not constrained (i.e. the second set of veins may represent an orogenic collapse event after the north-east – south-west shortening linked to the first phase of veins, or it could be a completely separate event).

7.5.5	D5 Sinistral Movement

The final phase of deformation that is recognised in the Nkran deposit is sinistral reactivation of the major shears (BNS/GV/CV/EL), resulting in barren brecciated zones and barren laminated veins. The orientation of the shears and formation of the breccia and bucky / laminated quartz veins is consistent with north-east – south-west compression and the formation of breccia in dilational jogs in the central portion of the pit.

7.5.6	Adubiaso

McCuaig and Williams (2002) describe the Adubiaso geology as comprising a sub-vertical stratigraphy of (Tarkwaian) interbedded greywacke and phyllite, with three sub-vertical granite (porphyry) dykes obliquely cross-cutting the stratigraphy.

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The following is referenced from Davies (2014) “Mineralisation at Adubiaso is split into two phases:

1)	Ductile, shear hosted mineralisation, within the NNE-striking, steeply W-dipping Adubiaso Shear Zone (ASZ). This zone measures ~25m in width in the central area, thinning to ~6m at the northern and southern ends of the pit. It appears to be reasonably vertically continuous in Resolute grade control data (GC); however, it loses resolution within the Resolute resource and PMI exploration data.

2)	Cross cutting, north-west to north-north-west striking, moderately E-dipping brittle quartz-carbonate vein hosted mineralisation. This mineralisation cross cuts the ASZ and porphyry zones, and clearly post dates the early phase of mineralisation and can be found in the HW and FW to the central mineralised zone. These structures appear to be spaced 35 to 60 m vertically, and are readily apparent in Resolute GC data.”

The mineralisation in plan shows an overall north-south trend and a broadly anastomosing character. The undulations in the grade outlines are considered to correlate with interpreted north-east to south-west striking shears. Davies (2014) terms these as the “C-shears”, and they appear to offset (in a dextral sense) the lithology and mineralisation to differing degrees. The overall movement is on a metre to tens of metre scale, with small offsets noted in the geological modelling.

Figure 7-7: Geological Model of the Adubiaso Project

Source: Optiro 2014

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7.5.7	Abore

The main rock types observed within the Abore Deposit consist of carbonaceous shale, siltstone (phyllite), wacke and sandstone, with the former being thinly bedded, and the latter more thickly bedded. This sedimentary sequence has been intruded by a granitic (tonalitic) intrusion (Figure 7-8). For the purpose of the development of the geological model, the various ltihologies have been grouped into the following:

●	Inter-bedded Siltstone Dominant: The thinly bedded siltstone and shale dominant (with a minor inter-bedded wacke component) is the principal geology domain on the western portion of the deposit. This forms the hanging wall host sequence to the granite intrusion. There are reported inter-beds of carbonaceous shale on both the hanging wall and footwall to the granite intrusion. It is unknown if this had any pre-robbing issues for the gold recovery

●	Inter-bedded Sandstone Dominant: The footwall sandstone and greywacke intreb-beded sedimentary sequence is the principal lithology on the eastern portion of the deposit. This forms the footwall host sequence to the granite intrusion. The sediments dip steeply to the northwest between 70 to 85 degrees

●	Granite Intrusion: An elongate granite (tonalitic) intrusion has intruded parallel to the main lithological domain boundary. The granite, which is foliated, dips steeply to the northwest. The plagioclase-quartz granite has a medium to coarse-grained texture. The granite has been boudinaged, creating discrete individual boudins of granite over the strike length

●	Dyke: A late cross-cutting west-east striking dyke features in the northern section of the deposit. The dyke, interpreted from airborne magnetic data would post date mineralisation and would be barren of gold mineralisation. The dyke would have most likely intruded along a regional west-east structural feature. The thickness of the dyke is unknown and for the purpose of the geological model has been inferred to be 15 to 25 m

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Figure 7-8: Schematic cross section Abore Deposit South, Main Lithological Units

Several foliation and bedding relationships may be observed at the Abore deposit. The most common feature is a pervasive foliation that is well developed in the fine grained siltstones and shales and to a lesser extent in the coarser inter-bedded sandstone and wacke sequences. A strong foliation is also present on both the hanging wall and footwall margins of the granite, indicating emplacement prior to deformation. The dominant foliation observed from diamond drill core was observed to strike at 040°, with a steep dip to the west (Figure 7-10). Dip was seen to vary in places, either due to refraction of the foliation through the silt and coarser wacke units and/or subsequent folding which rotated the foliation.

The hang wall sequence of inter-bedded siltstone, shale and wacke is significantly more deformed and foliated than the footwall sequence of sandstone with minor wacke, with several shears, trending on a bearing of 020°. These shears developed preferentially within the carbonaceous shale-rich units.

The presence of large-scale folding within the Abore pit is supported by the observation of opposing foliation / bedding relationships within drill hole core. At least two, and

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potentially three, phases of compressional deformation may be recognised. Younging directions are seen to oscillate between west and east, which indicates near isoclinal folding, with bedding and the 040° trending foliation being seen to be close to parallel. This earliest phase of deformation (folding) results in the northeast trending steep northwest dipping stratigraphic package. This macro-scale fabric provides the dominant grain which controls the distribution of the lithological units.

The second notable folding event is a north-northeast trending, steep north-westerly dipping foliation which cuts the earlier 040° trending fabric. The north-northeast trending foliation is expressed as north-northeast trending structures which have developed within carbonaceous shale units, often transposing the unit into a north-north-easterly orientation. Several of these structures are recognisable within the pit. These structures appear to be spatially associated with high grade gold trends.

Previous work conducted by McCuaig et al. in 2002, suggests that these structures are sinistral, and form a conjugate pair of structures with the east-north-east trending structures that cut across the pit and offset the granite. However, lack of mineralisation associated with the second (east-northeast trending structures) appears to suggest they did not syn-kinematically. Similar structures may be observed at Nkran which show similar north-north-east trending structures transposing and repeating stratigraphy, which potentially control high-grade gold mineralisation in the area.

Figure 7-9: Abore Pit 2002 SW view. Pale-grey granite in centre of the pit, NNE-trending siltstone-shale rich units cutting the Pit

7.5.8	Dynamite Hill

The main rock types observed at Dynamite Hill consist of thinly bedded carbonaceous shale, siltstone (phyllite), and more thickly bedded wacke and sandstone. A granitic intrusion exists and is observable in core and outcrop. It intrudes the meta-sedimentary sequence near the centre of the prospect. Locally, porphyroblasts of possible andalusite are recognised within slaty horizons. These horizons are associated with

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thermal aureoles and with contact metamorphism against the granite intrusion. This rock has a distinct medium to coarse-grained and crowded porphyritic texture. It is extensively altered and veined.

The prospect may be broadly subdivided into two sedimentary domains or sequences which are: a) the western zone, and; b) the eastern zone, (Figure 7-10). The western zone consists of inter-bedded wacke and siltstone, with a minor shale component, whilst the eastern domain consists of predominantly sandstones and wackes, with thick inter-beds of siltstones. The sedimentary sequences are bounded by the elongate granite and the associated 020° Nkran Shear Zone which locally consists of discrete zones of high-strain. The granite dips steeply to the west and ranges in thickness from 20 to 50 metres.

Figure 7-10: Plan view of the geological model for Dynamite Hill, narrow granitic intrusion (orange)

Discordant cleavage and bedding relationships of opposing vergence, are consistent throughout the Dynamite Prospect which indicates the presence of several fold structures. Two phases of cleavage development are observable at Dynamite Hill. Within the thickest packages of phyllitic rocks, this cleavage attains the intensity of slaty cleavage. The strike of the main cleavage in the exposures is at 045°. However, the dip is often influenced by slumping in outcrop. The second phase of cleavage development is developed close to the cross cutting shears (e.g. “Nitro Shear”) and is orientated on a bearing of 020°. This cleavage decreases in intensity as one moves away from these zones. As one moves away from these shears, a degree of variation in cleavage orientation from 030° to 060° between the phyllite and sand-rich units is observable. This fabric is thought to be a product of refraction of the main cleavage through the incompetent phyllites, which is supported by drillcore analyses, which indicates bedding and foliation trending 040° and dipping approximately 70° to the

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west. The second phase of cleavage development has not been recorded in the drilling.

Presently, Dynamite Hill, only one phase of folding may be identified, but it is assumed that up to three may exist, given the proximity to Nkran. Smaller scale (1 to 2 m wavelength) folding has been observed by local geologists.

7.5.9	Asuadai

The Asuadai deposit is located on the regional NE-trending “Nkran” shear zone, approximately 8 km along strike from Nkran and Dynamite Hill. The main rock types observed within the Asuadai pits consist of thinly bedded carbonaceous shale, siltstone (phyllite) and more thickly bedded wacke and sandstone. Two narrow granitic intrusions (diorite dykes) intrude the meta-sedimentary sequence on the boundary between the two main sedimentary domains. Extensive shearing in places associated with silica flooding (alteration) makes it difficult to determine volcanic component of these rocks.

The general geology of the deposit may be broadly sub-divided into two main sedimentary domains which are:

1)	The north-west sedimentary sequence comprising interbedded wacke and siltstone (with a minor shale component), and

2)	The south-east sedimentary sequence consisting of interbedded sandstones and wacke lithologies, with a minor shale component. The sequence is separated by a granitic dyke intruding parallel to this main lithological boundary (Figure 7-11).

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Figure 7-11: Plan view of the geological model for Asuadai, granitic intrusion (diorite)

Bedding trends on a bearing of 040°, with local variations, along major structures of up to 020° (Figure 12). The stratigraphy at Asuadai has, like Nkran, been isoclinally folded and dips steeply (~70°) to the west. The stratigraphy at Asuadai is locally imbricated and transposed along major structures which trend on a bearing of 020°. It is deemed possible that these structures have potentially been miss-logged as phyllite versus a ductile shear fabric. The 020° bearing structures offset the granitic intrusions, the main sedimentary domain contact and the inter-bedded siltstones (phyllites).

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Repeating structures
True North
Granite
Shale
Interbedded silt and wacke
Interbedded wacke and sandstone
709500mN
709200mN
Local Grain (020)
Reginoal Grain "Bedding" 040
Shale rich zones transposed into 020 fabric
618100mE
618300mE

Figure 7-12: Schematic plan view of the Asuadai deposit

The granite forms the core of the deposit and bounds the two main sedimentary sequences

The geology of Asuadai is similar to that of both the Nkran and Dynamite Hill Deposits. All of these deposits are located on a 020° trending jog on a regional 040° trending structure. The deposits are characterised by siltstones (phyllites) dominant on the western margin and sandstone dominant on the eastern portion of the deposit. The core of the Nkran Deposit consists of a series of wacke and sandstone dominated stratigraphy that has been intruded by several granitic intrusions. This is similar to the centre and eastern margin of Asuadai which is dominated by granite and wacke / sandstone stratigraphy. The stratigraphy at Nkran has been repeated by a series of thrusts, and subsequently transposed along these structures. It would appear a similar structural framework exists at Asuadai with several imbricating structures consisting of strongly sheared carbonaceous shale and transposed zones.

7.5.10	Esaase

The Esaase Project area contains a system of gold-bearing quartz veins hosted by tightly folded Birimian-age sedimentary rocks. Geological units on the Esaase property have been interpreted by a combination of airborne geophysical resistivity mapping

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(Versatile Time-Domain Electromagnetic Surveying or “VTEM”), resource definition drilling and associated outcrop mapping. The lithologies of the property may be divided into meta-sedimentary units with higher electrical and electromagnetic resistivity and units of relatively higher conductivity, Figure 7-13. Within the resource zone, the host rocks may be divided between phyllite and siltstone (with substantial carbonate in matrix) (ore zone predominant in hanging wall of resistivity break) and siltstone/greywacke (predominant in footwall of resistivity break). Host rocks to ore range from massive, thinly layered phyllite through interlayered phyllite and siltstone, to thick-bedded siltstone and wacke, Figure 7-14. Although recognisable stratigraphy appears to be present, the similarity of rock types, folding and faulting precludes correlation of individual stratigraphic units at this stage of drilling and outcrop density.

Figure 7-13: IP Resistivity, Northeast Structures and Alluvial Mining

Source: Esaase NI-43101, 2012

The structural architecture, indicated in Figure 7-15, shows that the project area is dominated by fold-thrust patterning followed by a late stage strike-slip deformation event. Open to tight, northwest-dipping (axial planes strike on a bearing of 020° to 035°, are northeast plunging 30° to 70°, folds are asymmetric and climb to the southeast as shear zones are approached. Folds tighten and deformation increases systematically to the southeast as shear zones are approached. This patterning repeats itself on the 10 m to 100 m scale. Folding in the deformed siltstone / shale package is open to tight, locally approaching isoclinal. Fold orientation ranges from

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upright to moderately inclined with their dip direction to the northwest. Folds are asymmetric and climb to the southeast, consistent with regional interpretations of tectonic transport to the southwest. The fold limbs steepen as high strain zones (shears / thrust faults) are approached from the northwest. Within these shear zones shearing commonly shows lower or lesser strain and repeats the pattern of low to high strain at the next shear. This pattern repeats itself at many scales (micro to macro), but for mapping purposes it is typically on the 10 m to 50 m scale. These northeast striking, northwest-dipping syn-kinematic shears, which roughly parallel fold axial planes, appear to demarcate zones of mineralisation. In many (but not all) instances, the basal shear / thrust, divides the more deformed, altered, mineralised and electrically conductive siltstone shale unit in the hanging wall from the more massively bedded and less deformed siltstone / greywacke in the footwall. It is common to see broken rock, often carbonaceous, at or near this basal contact indicating likely late brittle faulting. As fault planes cannot be measured on these surfaces, their orientation cannot be clearly determined; thus it cannot be conclusively determined whether this fault or series of faults provide a conclusive footwall boundary. The resistivity contrast provides the best evidence for this contact on a property wide scale and consistent gold assays provide the best evidence on a sectional scale (Klipfel, 2009).

The metasediments are intruded post- or late-kinematically by dykes and small stocks of intermediate to felsic composition, i.e. tonalite to granodiorite. In the southern portion of the deposit, these intrusions are intensely brecciated and mineralised and occur at or near the footwall of mineralisation and are themselves mineralised (Klipfel, 2009). The existence of a weathering profile on the Esaase Gold Project is strongly influenced by topography. The typical weathering horizon in tropical settings in West Africa, Figure 7-16, consists of laterite (± duracrust), saprolite, oxidised bedrock, and bedrock (there is often a gradational zone, “saprock” between the saprolite and oxidised bedrock). At higher elevations the laterite and saprolite, and much of the saprock, has been weathered away, leaving behind oxidised bedrock. At intermediate elevations the weathering profile is mostly intact and may be covered by transported colluvium. At the lowest elevations, the entire profile is covered by either alluvium or residual tailings from previous alluvial operations (Klipfel, 2009).

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Figure 7-14: Core Photos of Lithology from the Esaase Depopsit

Source: Esaase Technical Report, 2009

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A.
B.
C.
D.
E.

Schematic cross sections (A,C,) looking north and plan views (B, D, E) of initial crustal shortening causing folding (A, B) and thrusting (C,D) with accompanying veining. The structural and vein paragenesis evidence at Esaase, suggests that the stress orientation moved to a north south direction (E), causing left lateral strike-slip movement on the pre-existing thrust faults. This movement created a NS dilational opening direction allowing for late emplacement of NS steeply dipping quartz carbonate veins bearing visible gold. Note, that if stress and strike slip directional arrows are removed from Figure E, that it is also a cross section

Figure 7-15: Schematic Structural Model for the Esaase Deposit and Vicinity

Source: Esaase Technical Report, 2009

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Figure 7-16: Typical Weathering Profile at the Esaase Project Looking North

Source: Esaase Technical Report, 2009

7.6	Mineralisation

McCuaig and Williams (2002) concluded that the controls on mineralisation at Obotan were primarily structural in origin, with mineralisation occurring during east-west compressional events, and space problems created by intrusive bodies, irregularities on fault zones, and early folding and/or duplexing of stratigraphy controlling the location of damage zones and fluid flow.

7.6.1	Nkran

Economic gold mineralisation, mined in the Resolute pit is associated with several lodes within the pit; Galamsey Vein (GV), Central Vein (CV), Eastern Vein (EV) and the Central Stockwork Zone Figure 17. The EV system is a north-north-easterly striking, sub-vertical to steeply easterly dipping zone of mineralisation. The EV marks the eastern margin of mineralisation at Nkran. The zone weakens in the north-eastern portion of the pit, where the main zone of mineralisation swings to the north and strikes across the pit. The EV strikes northeast following the margin of the granite. The Galemsey vein comprises several zones in the westernmost corner of the pit. These zones strike north-northeast, dip steeply to the east and are arrayed in an en-echelon pattern, stepping to the right in plan view and to the west down dip in section. The Central Vein is a large quartz vein striking north-east and dipping steeply towards the east. The CV bounds zones of differing vein density in the central stock work zone. The

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central stock work zone is formed between the EV and GV. It is generally better developed adjacent to these structures. Veins comprise massive quartz, with strike extents ranging from centimeters to up to several meters, with widths ranging from centimeters to metres. These veins are relatively undeformed, with a two major orientations:

1)	North-northwest strikes and moderate east-northeast dips, and;

2)	North to south and shallow to sub-horizontal dips.

The GV and EV were recognised as major ductile shear zones overprinted by brittle-ductile mineralising event (McCuaig et al., 2002).

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Figure 7-17: Geology map of Resolute phase 1 pit overlain with grade control and main lode annotation

7.6.2	Adubiaso

At Adubiaso, the gold mineralisation occurs along the main north-east to south-west striking shear vein system in sub-vertically inter-bedded greywackes and phyllites intruded by later granitoids and porphyries. Subtle jogs in the porphyries give rise to higher grade ore shoots. The ore body plunges shallowly to the northeast at 20°

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parallel to the intersection of east-northeast dipping veins, with the main strike direction.

The deposit extends for some 1,000 m along strike and is known to exist down to a depth of 180 m below surface due to current drilling information. The mineralised zones are typically 1 m to 4 m in width, but may occasionally reach up to 20 m in width. The gold mineralisation occurs as free gold and is associated with the northeast plunging quartz veins, along the intersection of the metasediments and sheared porphyries.

The mineralised vein set strikes north-northwest to north-northeast and dips towards the east, cross-cuts the regional northeast striking foliation, and is variably deformed near the shear zone.

A subtle jog in strike, of the porphyries and carbonaceous schist, correlates with ore zone terminations. The ore shoots plunge shallowly to the north, parallel to the intersection of the east-north-east dipping veins with the sub-vertical North to south striking shear zone, and sub-parallel stretching lineation. The ore body occurs parallel to the strike inflection, which should be parallel to the north-plunging stretching lineation.

7.6.3	Abore

There are at least two, and potentially three, phases of mineralisation that may be recognised at Abore. Mineralisation is effectively constrained to the granite, with the overall trend of mineralisation being parallel to that of the stratigraphy. However, as noted by McCuaig et al., (2002) not all the granite is mineralised. The economic mineralisation is developed primarily along the eastern margin of the granite. Granite hosted mineralisation can be split into two phases:

1.	Quartz vein hosted.

2.	North-northeast trending shear hosted.

One can recognise a phase of steep, quartz veining hosted within the granite from the drill core, but this is currently poorly constrained.

The dominant phase of mineralisation at Abore is hosted in shallow west dipping 1 cm to 10 cm thick quartz vein arrays which have developed primarily along the eastern margin of the granite contact and the sandstone- wacke dominated stratigraphy. Very little disseminated alteration was observed, despite the significant hydrothermal (sericite and arsenopyrite) alteration associated with the mineralised zones. Vein density, rather than vein thickness, seems be indicative of higher grade zones. This is demonstrated well in drill hole ABP11-038 which was logged by James Davies. Analysis of vein orientations showed that two vein types; shallow west dipping and steep west dipping occur. Both vein sets strike towards the north. The shallow westerly dipping vein arrays create shallow stacked westerly dipping ore shoots within the granite. The relationship between the two vein sets is not clear. Two scenarios are plausible; either set are related to separate deformations events, or the steep set is related to orogenic collapse after a compressional phase resulting in the shallow west dipping vein array.

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Analysis of the grade control data, shows discrete north-northeast trending zones of high grade mineralisation that have developed in the boudin necks of the granite bodies (Figure 18), relating to early north-northeast trending structures. It is probable that this pre-dates the quartz vein hosted mineralisation, and is similar to that of Nkran, where shallow west dipping vein arrays overprint steep, high grade mineralisation.

Figure 7-18: Plan View 155mRL. Abore Deposit. Mineralisation is hosted in the granite intrusion

The ore shoots plunge gently to the north-west and south-west. The south-westerly plunging shoots appear to be the most continuous and are likely related to the fault intersections with the granite. The north-east plunging shoots can be explained from vein orientation data. Two dominant vein trends are observed:

a)	veins parallel to bedding, and

b)	gently-dipping extension veins.

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The line of the intersection between the two vein sets is the same orientation as the grade defined in the ore shoots which plunge gently to the northeast. The arrays of extension veins are consistent with the formation in a compressional stress regime. A model of dip variation for the footwall contact of the intrusion also shows several low dip domains which plunge to the northeast. Such inflections in the strain margins of the granite are interpreted as dilational jogs. These sites likely control the distribution of well-developed extension vein arrays.

7.6.4	Dynamite Hill

The mineralisation at the Dynamite Hill Deposit can be classified into two distinct types:

1.	Steep west dipping shear zones with ductile, shear hosted mineralisation, within the north-northeast striking, steeply west dipping “Nitro” and “TNT” shears. These zones typically measure approximately 2 m in width. It is not known if these lodes are overprinted by a barren quartz breccia event, such as that at Nkran (Figure 19), which significantly disrupts the continuous nature of the mineralisation. At Dynamite Hill, the zone is strongly altered by arsenopyrite alteration.

2.	Shallow quartz vein hosted - cross cutting, northwest to north-northwest striking, shallow to moderately northeast dipping brittle quartz-carbonate vein hosted mineralisation (Figure 20), and associated sericite-albite-arsenopyrite- magnetite alteration. This mineralisation is predominantly hosted in the granite intrusion and on the margins within the sandstone. The stacked vein array sets would likely plunge steeply to the north, controlled by the bounding east-west structures.

Figure 7-19: Presence of steep breccia style lode in core (DYDD13-003)

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Figure 7-20: Drill core DYDD13-003 steep and shallow lodes (left) and shallow veins which cut the granite (right)

7.6.5	Asuadai

Alteration at the Asuadai Deposit is characterised by preferential alteration of the sandstone and wacke (to a lesser extent) lithologies to sericite magnetite with, or without albite. This alteration style appears to be distinctive to mineralisation associated with the Nkran regional structural trend. Various stages of arsenopyrite and pyrite are observed, either disseminated throughout the core, or as selvages to gold bearing quartz veins. Arsenopyrite appears to be dominantly associated with the shallow southwest dipping vein arrays, with significant disseminated alteration occurring within the granitic intrusion. Siltstone (and carbonaceous shale) lithologies are generally unaltered.

Early ductile mineralisation appears to be associated with silicification and minor pyrite. The extensive overprinting and later reactivation of these structures makes it difficult to establish a distinct alteration package.

The Asuadai Deposit is relatively complex with a number of controls of mineralisation which influences the geometry of the mineralisation. Two distinct styles of mineralisation may be recognised which include:

1.	Steep ductile type mineralisation - this was observed within drill hole ASP11-014 which was selectively logged and is associated with the metasedimentary lithologies. This style was selectively overprinted by a later brittle brecciating event. This style of mineralisation would be analogous to the Central Vein (CV), Galamsey Vein (GV) and Eastern Breccia Lode (EBL) at Nkran, or the Nitro Shear

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(NS) at Dynamite Hill. This mineralisation parallels bedding, or foliation. Stereographic projections of vein arrays show a 020° to 040° orientation dipping steeply towards the west. The steep ductile mineralisation is recognised to bound the granitic intrusion. This mineralisation is also associated with parallel structures to the main granitic intrusion.

2.	Shallow dipping quartz veins - This is the dominant phase of mineralisation at Asuadai and consists of veins that vary in thickness from 1 cm to 60 cm. The flat lying vein arrays are best developed in the granite. The veins are associated sericite-albite-arsenopyrite magnetite alteration.

7.6.6	Esaase

Gold Mineralisation in the Project Area occurs in quartz-carbonate veins hosted within parallel northeast trending, moderately to steeply west- dipping bodies of extremely deformed siltstone shale. One form of disseminated alteration most commonly noted in oxidised rocks is quartz-sericite-pyrite (QSP) alteration. This alteration type is not distinctly different in colouration in fresh core and is thus difficult to detect in that state. Surface weathering converts the sericite to white kaolinite creating a bright white colour alteration distinguishable even at great distance when exposed in trenches, road cuts, and drill pads. At closer scale, pyrite pseudomorphs can be distinguished. The second stage consists of pervasive carbonate alteration in the form of carbonate porphyroblasts, particularly after andalusite in phyllitic rocks. Carbonate flooding is more prevalent in siltstone where precursor andalusite porphyroblasts did not form (Klipfel, 2009).

Quartz veins formed within the mineralisation envelopes throughout the duration of the extensive fold and thrust and strike slip deformation events. Four stages of veins can be identified. These include an early un-mineralised quartz-only vein stage which has undergone deformation and brecciation. A second vein stage consists of myriad fine spider-web-like quartz-carbonate veins. These veins are also early and are consistently deformed and offset. The third stage consists of quartz-carbonate-sulphide veins with visible free gold. The associated sulphide is generally pyrite, but up to 15% of it can be chalcopyrite, and minor arsenopyrite variably occurs as well. Finally, late stage post-mineral calcite veins crosscut all previous features (Klipfel, 2009).As previously mentioned, quartz veining occurred within the mineralisation envelopes over most of the duration of the extensive fold and thrust and strike slip deformation events.

Veins that contain visible gold overwhelmingly strike 350° to 020°, have sub-vertical dips and are either planar or S-shaped. Thus they are oblique in orientation to the overall strike and dip of mineralisation and appear to be bounded by aforementioned thrust faults and can thus be described as en-echelon vein sets. They likely were emplaced during a transition from fold thrust deformation to left lateral strike slip deformation (Figure 7-21 and Figure 7-22. Klipfel, 2009).

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Figure 7-21: Example of Folded and Broken Early Veins

Source: Esaase Technical Report 2009

Figure 7-22: Example of sheeted veinging with visible gold

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8	DEPOSIT TYPES

The following description is sourced from Siddorn and Lee (2005).

8.1	Geological Characteristics of Structurally Hosted Gold Deposits in Southwest Ghana

Two broad styles of gold deposits are present in Southwest Ghana:

●	Paleoplacer disseminated gold deposits in Tarkwaian conglomerates

●	Structurally hosted lode gold deposits

This review outlines only the characteristics of structurally hosted lode gold deposits.

Most of these deposits are hosted in Birimian metasediments, often close to major lithological contacts with either Birimian metavolcanics, or Tarkwaian metasediments.

Two distinct gold events are recognised in Southwest Ghana, D2 gold related to regional north east-south west compression and reverse faulting (ca. 2110 Ma.), and D4/D5 gold related to regional sinistral strike slip faulting (ca. 2090 Ma).

Gold mineralisation is associated with major NE-striking, 5 to 40 m-wide graphite-chlorite-sericite fault zones. In particular, gold mineralisation is developed where the north-east fault zones intersect major E-NE-striking fault zones, and especially where they are recognised to have influenced granite emplacement, alteration and Au geochemical trends.

Left stepping flexures (10 to 30 km scale) in the north east-striking fault zones (which produce more northerly-striking fault sections), are important for the localisation of gold mineralisation. Other local complexities in stratigraphy and fault geometry, associated with major north-east striking faults, are also important; for example, folds in stratigraphy that may produce saddle reef-style mineralisation, or fault duplexes.

The Ashanti and Bogoso deposits (Figure 7.1) are hosted in shear zones, close to, or at, the contact between Birimian metasediments and Birimian metavolcanics or Tarkwaian metasediments. The shear zones that host the Bogoso deposit occur at the contact between Birimian metasediments and Tarkwaian metasediments. The shear zones have also imbricated a series of moderately magnetic mafic igneous rocks (doleritic sills), that strike north east concordant with the shear zones. The Ashanti deposit is hosted in shear zones either within the Birimian metasediments (Obuasi, Ashanti, and F fissures) or at the contact between Birimian metasediments and Birimian metavolcanics (Cote d’or fissure).

The Ashanti and Bogoso deposits are both dominated by D5 regional strike slip gold, formed in reactivated D2 reverse faults. They both contain quartz vein free-milling gold lodes and sulphide (arsenopyrite rich) disseminated refractory gold lodes.

The sulphide lodes are interpreted to form alteration haloes around the quartz vein lodes. Alteration is typically graphite, quartz, ankerite, sericite, tourmaline, chlorite, arsenopyrite, and pyrite.

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The Chirano and Nkran deposits are both hosted in shear zones crosscutting granitoids, (Chirano - belt-type granite, Nkran - basin-type granite). The Chirano deposit is situated close to the contact between Birimian metavolcanics and Tarkwaian metasediments. The Obotan deposit is situated within the Birimian metasediments, but the granitoid and mineralisation both occur at contacts between greywacke and carbonaceous phyllite units. The Chirano and Nkran deposits are both dominated by D2 regional reverse faulting gold, and only contain quartz vein-hosted free-milling gold lodes.

The deposit types discussed in this document are structurally controlled mesothermal quartz vein style mineralisation. This is the most important type of gold occurrence in West Africa and is commonly referred to as the Ashanti-type in recognition of the Obuasi area being the type locality and the largest gold deposit in the region. Milesi et al. (1992) recognised that mesothermal quartz vein style deposits are largely confined to tectonic corridors that are often over 50 km long and up to several kilometres wide and usually display complex, multi-phase structural features, which control the mineralisation.

The most common host rock is usually fine-grained metasediments, often in close proximity to graphitic, siliceous, or manganiferous chemical sediments. However, in some areas, mafic volcanics and belt intrusions are also known to host significant gold occurrences. Refractory type deposits feature early-stage disseminated sulphides in which pyrite and arsenopyrite host important amounts of gold overprinted by extensive late stage quartz veining in which visible gold is quite common and accessory polymetallic sulphides are frequently observed. This type includes important lode / vein deposits in Ghana such as at Obuasi, Prestea, Bogosu, Bibiani and Nkran. However, a second non-refractory style of gold mineralisation occurs in which gold is not hosted within sulphide minerals either in early, or late stage mineralisation. These type deposits have lower sulphide content in general and in particular, often lack the needle-like arsenopyrite that is common in the refractory type deposits. Such deposits include the Chirano and Ahafo type deposits.

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9	EXPLORATION BY PREVIOUS OPERATORS

9.1	Obotan Minerals

In the late 1980s, the Nkran prospect attracted the attention of Dr Alex Barko, a consultant, who recommended the area to one of his local client groups. Obotan Minerals subsequently applied for and received a prospecting concession covering about 106 km² over the general area.

Minor prospecting was carried out in the early stages. Some attention was paid to the alluvial gold potential due to the extensive gold in the nearby Ofin River, which was previously mined by the State Gold Mining Company in the 1960’s and was later held by Dunkwa Continental Goldfields (held by Dunkwa Goldfields), as well as the alluvial gold project being developed at the time, located further north within the Bonte area.

9.2	AGF/ KIR

In the early 1990’s, the Project concessions were examined by American consultant, Al Perry who worked on behalf of two related Australian junior companies: Associated Gold Fields (AGF) and Kiwi International Resources (KIR). Perry negotiated an option on the concession and proceeded to focus on the known prospects at Nkran (formerly known as Jabokassie) and to carry out a regional soil geochemical survey that identified numerous anomalies around Nkran (Figure 9-1).

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Esaase Zone D
Esaase Zone B
Esaase
Esaase Zone E
Bilpraw
Abore
Asuadai
Dynamite Hill
Adubiaso
Nkran
Amankyea
Bontomurso
Ntobroso
Aniamoa
Adobewora
Owuokurom
Akuntam
Kobenakumakumkrom
Nkaso
Manso Nkwanta
Manso-Atwere
Moseaso
Akokuroso
Adukroma
Beposo
Agrosum
Ankam
Kobinaso
Kaniago
Gyagyatreso
Nkronua Atifi
Bethlehem
Ntem
Esuadei
Legend
Towns
Deposits
Asanko Concession
Au In Soil (ppb)
0.1 - 25
25.1 - 50
50.1 - 100
100.1 - 150
150.1 - 200
200.1 - 353.6
0
1.75
3.5
7
Kilometers

Figure 9-1: Soil Sampling Grids and Anomalies across Obotan and Esaase

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AGF and KIR quickly assessed the open pit potential of the Nkran prospect and carried out an early stage RC drilling program that returned very encouraging results over a wide zone of bedrock mineralisation, which extended along strike for about 600 m.

By early 1995, resource estimates for Nkran (Measured, Indicated and Inferred) were reported as 4.8 Mt at approximately 3.7 g/t for an in situ gold content of nearly 600,000 oz. A feasibility study was completed and a mining lease was granted in late 1995. This successful exploration work was noted by the emerging Australian gold producer, Resolute Samantha (now Resolute Limited).

9.3	Resolute

A deal was completed by May 1996 whereby the combined interests of KIR and AGF were bought out by Resolute Limited, who immediately reviewed and expanded the scope of the project with a ground magnetic survey (Figure 9-2). This was followed up by further RC diamond drilling to increase resources to a depth of 150 m at Nkran and to further assess the known mineralisation at the nearby Adubiaso prospect.

Figure 9-2: Abirem –An Example of a Ground Magnetic survey by Resolute

Source: Spiers, 2011

A revised mine development plan was completed by the end of July 1996 and a decision to produce at a rate of 1.4 Mtpa was made. Initial mining was started early in

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1997 and the first gold was poured by May 1997. During the late 1990’s, the Nkran plant started to process oxide ores from the Adubiaso gold deposit, located about 7.5 km north-northwest of Nkran.

Throughout the 1988-1998 period, significant drilling was undertaken by the various companies previously mentioned, over the Nkran project area. (SRK, 2012)

9.4	Leo Shield

The Abore area was covered in a prospecting concession granted to the Oda River Gold Mining Company, which was headed up by Nana Asibey-Mensah of Kumasi. Local villagers held a small-scale mining licence (Asuadai prospect) at Edubia and Adubiaso.

In the mid-1990’s, Mutual Resources of Vancouver, Canada, in partnership with Leo Shield Exploration of Perth, Australia, completed a joint venture with the Oda River group and commenced a regional exploration program on the concession (covering approximately 73 km²).

Prospecting north of Abore revealed extensive old, as well as very recent artisanal mining in alluvial areas, as well as many old Ashanti pits in the saprolite along a low hill immediately adjacent to the alluvial workings.

Soil geochemistry revealed a strong north-northeast trending gold anomaly over the area of artisanal mining (bedrock areas); the anomaly was several hundred metres wide and traceable along strike for about 3 km, well beyond the area of old workings (Figure 9-3).

Extensive trenching in the area confirmed continuous bedrock mineralisation over a distance of at least 1,000 m with widths varying between 50 m to 100 m. The mineralisation consisted of a broad quartz stockwork system hosted mainly by a north-northeast trending, intermediate granitoid intrusion. The early artisanal pitting focused mainly on narrow quartz veins associated with the stock work system.

Extensive drilling in the area (mainly RC, but considerable diamond drilling as well) outlined a sizeable resource (now known as the Abore, Adubiaso, Asuadai and Akwasiso prospects).

In the late 1990’s, Mutual’s interest in the project was bought out by Leo Shield (later Shield Resources) (SRK, 2012).

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Figure 9-3: Abore – Regional soil sampling by Leo Shield

Throughout the 1996 to 1998 period, significant drilling was conducted by various companies, but most predominantly by Leo Shield over the Abore project area, in line with exploration and development undertaken over the Nkran project area. Drill testing was dominated by RC drilling, accounting for 85% of the total current drilling dataset.

9.5	Work Conducted By PMI

9.5.1	Ground Geophysical Surveys – IP and VLF

A 5 km² induced potential (IP) ground geophysical survey was carried out in the Nkran pit area by Geotech Airborne to determine its usefulness in this environment as an exploration tool to help resolve and map the sub-surface. A total of 12,640 m (12.64 km) of baseline were cut and picketed by local crews in Figure 9-4 top left, and 76,240 m (76.24 km) of cross lines were cut, picketed, and GPS surveyed.

The contoured Apparent Resistivity results, interpreted at 119 m depth slice after inverting the data with the UBC 2D inversion software, are presented in Figure 9-4, bottom left. The Nkran structural trends are clearly outlined.

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Figure 9-4: Ground geophysical surveys

Notes: IP grid location (top left) and apparent resistivity grid (bottom left); VLF survey grid (top right) and VLF Field Strengths (bottom left) Source: Spiers, 2011SRK Consulting, Page57, GLEE/NAID/BINO/GUIB/wulr PMI003 MRE Update Report NI_43-101 March 2012 Rev1 25 May 2012

The company purchased a local source very low frequency (VLF) transmitter and rented two analogue receivers in order to carry out conductivity surveys over target areas outlined by geochemical surveys (soil and stream sediment) and by structures interpreted from airborne resistivity surveys.

The 5 km² area surrounding the Nkran pit that was surveyed with Asanko’s in-house IP equipment and geophysical crew, was also surveyed with the in-house VLF equipment, see Figure 9-4 bottom right.

Dip and gain readings were taken every 12.5 m, data processed, and a Frazer Filtered map constructed. The survey was carried out by Fred Akosah, Chief Geophysicist, Eddie Norman, Technician, and a local field crew. Fred Akosah and Douglas

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MacQuarrie experimented with various field techniques and data rendition, manipulation and presentation.

It was determined that the technique was useful in picking out narrow conductivity features. The Nkran survey was carried out at 100 m cross-line spacing. In Figure 9-4 top right, illustrates the grid surveyed and its location. The test survey and data processing had determined that the gain is the most useful survey parameter in the environment encountered. A contoured map of field strengths % was constructed and is presented in Figure 9-4 bottom right.

A 5.1 km antenna line was cut and 42 line kilometres on 42 lines were surveyed.

9.5.2	Airborne Geophysical Survey – Heli-borne VTEM

Condor Consulting Inc. has completed the processing and analysis of a VTEM EM and magnetic survey flown for PMI by Geotech Airborne Ltd, centred over the Nkran pit Figure 9-5. The primary purpose of the current program of work was to test the VTEM response over the Nkran deposit to 400 m depths, and to assist in the identification of gold targets in close proximity to the Nkran mine through an interpretation of conductive and magnetic features. The outcome of this work has been to identify a number of Target Zones based on the recognition of discrete conductive features and a structural analysis of the conductivity and magnetic outcomes.

Two high priority Target Zones, based on the correlations observed in the magnetic and EM data have been identified right designated TZ-9 and TZ-11. TZ-9 is located under the pit, presumably an extension of the mined ore; TZ-11 is located along the same thrust fault, but further to the south west. Four medium priority Target Zones, TZ-5, TZ-7, TZ-8 and TZ-10, have been identified, and are possible locations for the proposed Nkran-style gold mineralisation system. (Condor Consulting, Report on Processing and Analysis of a VTEM EM and Magnetic Survey, Nkran Project, May 2008).

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Figure 9-5: VTEM Survey Nkran Pit (yellow outline)

Figure 9-5 notes: extent and flight lines (top left); TMI magnetic grid (bottom left) and interpreted target zones and structures (right)

Source: Spiers, 2011

9.6	Work carried out by Asanko at Esaase

9.6.1	Geophysical Programs

An IP program was completed in 2006 which successfully identified significant faults that are interpreted as significant mineralisation boundaries. In order to identify other such structures, Asanko contracted Geotech Ltd to perform an airborne VTEM geophysical program on the project area. The survey was carried out during the period October 11, 2007 to October 25, 2007. The principal geophysical sensors included Geotech’s versatile time-domain electromagnetic system (VTEM). Ancillary equipment included a GPS navigation system and a radar altimeter. A total of 2,266 line-km were

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flown. In-field data processing involved quality control and compilation of data collected during the acquisition stage, using the in-field processing centre established in Ghana. The survey was flown at nominal traverse line spacing of 200 m. Flight line directions were N130°E/N50°W. The helicopter maintained a mean terrain clearance of 122 m. The data was processed and interpreted by Condor Consulting, Inc., who performed AdTau time constant analysis on line data in order to determine the best time delay channels to use. Condor performed Layered Earth Inversions (LEI), generated depth slices for the survey and characterized the 2D and 3D nature of the survey.

The 10 channel map shown in Figure 9-6 is a relatively deep penetrating channel that avoids noise disturbance and provides an overall picture of the resistive characteristics of the rocks. The 92 m Layered Earth Inversion is useful for a more detailed view of bedrock resistivity at the fresh bedrock surface.

Figure 9-6: VTEM 92 m Layered Earth Inversion (LEI) for Esaase

Source: Esaase Technical report 2011

The image indicates significant packages of higher and lower resistivity rock masses with changes in the resistivity values of the rocks across what are interpreted as northeast oriented structures. These breaks correlate with the position and orientation of gold anomalies, which are expressed both in the surface soils that overlie these breaks and in the subsurface as indicated by drilling.

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9.6.2	Sampling Methods and Sample Quality

Soil Sampling Program

Asanko commenced a soil sampling program upon acquisition of the Esaase Concession in June 2006 and have received assay results from over 4,000 soil samples. Sampling was undertaken on NE oriented lines spaced 100 m to 400 m apart with samples taken at 25 m intervals along the lines Figure 9-7. This program extended the initial soil sampling completed in March 2006 as part of initial due diligence on the concession. After the acquisition of the Jeni River Concession, Asanko expanded its soil program to the Jeni River Concession and has obtained over 2,100 samples from this concession using an identical sampling regime, Figure 9-8.

Figure 9-7 shows the gold-in-soil contour map derived from these samples. Some 1,630 soil samples were collected over the Dawohodo concession in 2011. Soil samples were obtained wherever there were no obvious alluvial disturbance or alluvial material and care was taken to sample below the organic horizon. The material below the organic horizon on ridge tops or steep slopes from higher elevations is weathered bedrock, whereas that taken nearer to the alluvial creek bottoms is underlain by colluvium and/or saprolite. Drilling and trenching indicate that soil samples from weathered bedrock, on average, have gold levels within an order of magnitude of the underlying rock values. Soil samples from non-bedrock sources (i.e. alluvial) tend to have much lower gold values than the underlying bedrock.

Figure 9-7: Gold in soil thematic map for the Esaase concession

Source: Esaase technical report 2011

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Figure 9-8: Gold in soil thematic map for the Jeni River concession

Source: Esaase technical report 2011

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Figure 9-9: Gold in sopil contour map for the Esaase Prospect

Source: Esaase technical report 2011

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10	DRILLING

10.1	Introduction

Drill traverses for all project areas are generally aligned perpendicular to the local NE-SW mineralised trends.

To date, a total of 1,947 holes have been drilled in the four deposits (Nkran 877, Adubiaso 327, Asuadai 143, Abore 463, and Dynamite Hill 137).

As shown in Figure 10-1 a typical drilling plan for the Nkran area. The resource drill hole spacing varies between the projects, from as small as 10 to 15 m across strike, and 15 to 50 m along strike (to define near mine surface projections of mineralisation). Drill coverage at depth is variable approaching the maximum drilled depth of 590 m from surface in drill hole RCD802A at the Nkran project.

The drilling density is considered appropriate to define the geometry and extent of the mineralisation for the purpose of estimating gold resources, given the understanding of the local project geology, structure and confining formations.

10.2	Nkran

The Nkran project database utilised during the updated Mineral Resource estimation included the historical and recent drill hole data summarised in Table 10-1 and Figure 10-2

Table 10-1: Nkran – Summary of Historical and Recent Drilling Dataset

RC			DDH	Total RC +DDH
Resolute	Number of holes	599	191	790
	Metres	35646	38522	74168
PMI	Number of holes	–	87	87
	Metres	–	37452	37452
Total	Number of holes	599	278	877
	Metres	35646	75974	111620

The following drill statistics are based on meterage. Most of the holes used in the resource estimation are from the Resolute–Amansie programs (some 70%). All the PMI drilling is diamond core which accounts for the remaining 30% of the drilling. Diamond

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core drilling accounts for 68% of all holes and RC the remaining 32%. PMI diamond drilling undertaken during 2007 through to January 2012 accounts for 33% of the total dataset, with the remaining 67% being mixed RC and diamond drilling completed by Resolute during an unspecified period.

Figure 10-1: The Drill Collar Plans based on the Drill Type and PMI Program for Nkran

10.3	Adubiaso

The Adubiaso project database utilised during the Mineral Resource estimation included the historical and recent drill hole data as shown in Table 10-2 and Figure 10-2.

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Asanko Gold Mine Phase 1
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Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Table 10-2: Adubiaso – Summary of the Historical and more Recent Drilling Dataset

RC			DDH	Total RC +DDH
Resolute	Number of holes	277	5	282
	Metres	25547	635	26182
PMI	Number of holes		45	45
	Metres		9021	9021
Total	Number of holes	277	50	327
	Metres	25547	9656	35203

The following drill statistics for Adubiaso are based on meterage. Most of the holes used in the resource estimation are from the Resolute–Amansie programs (some 75%). The combined PMI and Resolute diamond core drilling accounts for 25% of all holes.

PMI diamond drilling undertaken during 2007 through to January 2012 accounts for 25% of the total dataset with the remaining 75% being mixed RC and diamond drilling completed by Resolute during an unspecified period.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Figure 10-2: The Drill Collar Plans based on the Drill Type and Company Program for Adubiaso

10.4	Abore

The Abore project database utilised during the Mineral Resource estimation included the historical and recent drill hole data as summarised in Table 10-3 and Figure 10-3.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Table 10-3: Abore – Summary of historical and recent drilling dataset

RC			DDH	Total RC +DDH
Resolute	Number of holes	408	6	414
	Metres	31639	928	32567
PMI	Number of holes	0	51	51
	Metres	0	9260	9260
Total	Number of holes	408	57	465
	Metres	31639	10188	41827

The following drill statistics for Abore are based on meterage. Most of the holes used in the resource estimation are from the Resolute–Amansie programs (some 78%). The combined PMI and Resolute diamond core drilling accounts for 25% of all holes and RC the remaining 75%.

PMI diamond drilling undertaken during 2007 through to January 2012 accounts for 22% of the total dataset with the remaining 78% being mixed RC and diamond drilling completed by Resolute during an unspecified period.

Figure 10-3 shows the drill collars based on the drill type and individual company programs for Abore.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Figure 10-3: Abore – Plan of drill collar locations showing hole type and company drill program

10.5	Dynamite Hill

The Dynamite project database utilised during this study included historical and recent drillhole data as summarised in Table 10-4. Figure 10-4 shows the Dynamite Hill drill collar plan.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Table 10-4: Asuadai – Summary of historical and recent drilling dataset

Deposit		RC	DDH	Total
PMI	Number of holes	92	3	95
	Metres	10864	408	11 272
Asanko	Number of holes	33	9	42
	Metres	4611	2094	6705
Total	Number of holes	125	12	137
	Metres	15475	2502	17977

The following drill statistics for Dynamite Hill are based on meterage. Most of the holes used in the resource estimation are from the PMI programs (some 63%). The combined PMI and Asanko diamond core drilling accounts for 14% of all holes and RC the remaining 86%.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Figure 10-4 shows the Dynamite Hill drill collar plan based on company.

Figure 10-4: Dynamite Hill Drill Collar Plan

10.6	Asuadai

The Asuadai project database utilised during the updated Mineral Resource estimation included the historical and recent drill hole data as summarised in Table 10-5.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Table 10-5: Asuadai – Summary of historical and recent drilling dataset

RC			DDH	Total RC +DDH
Resolute	Number of holes	84	3	87
	Metres	5606	294	5900
PMI	Number of holes	0	56	56
	Metres	0	7406	7406
Total	Number of holes	84	59	143
	Metres	5606	7700	13306

The following drill statistics for Asuadai are based on meterage. Most of the holes used in the resource estimation are from the Resolute–Amansie programs (some 44%). The combined PMI and Resolute diamond core drilling accounts for 58% of all holes and RC the remaining 42%. PMI diamond drilling undertaken during 2007 through to January 2012 accounts for 56% of the total dataset with the remaining 44% being mixed RC and diamond drilling completed by Resolute.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Figure 10-5 shows the Asuadai drill collar plan based on the drill type and company program.

Figure 10-5: Asuadai – Plan of Drill Collar Locations Showing Hole Type and Company Drill Program

10.7	Esaase

Drilling at the Esaase Gold Project has been managed by Asanko and Coffey Mining geologists and to date has focused mainly on the northwest striking main gold bearing structures in the Esaase Concession. Targets have also been drilled on the Jeni, Dawohodo, Mpatoam and Binappco concessions. Surface Reverse Circulation (‘RC’) and Diamond Core (‘DC’) drilling has been completed at the project. The project drill programs were designed to test the mineralised corridor delineated from soil sampling, trenching, drilling and geophysical interpretations. The initial 14 diamond drill holes were completed by Eagle drilling contractors with the remainder completed by Geodrill contractors. Both of these drilling companies are reputable Ghana-based companies providing RC and diamond drilling services consistent with current industry standards. Table 8 summarises pertinent drilling statistics for all holes drilled at the Esaase Gold Project as at the beginning of February 2012. A total of 1,496 drill holes have been

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

completed on the project area as shown in Table 10-6 and Figure 10-6. Of these 1,187 drill holes in the currently defined resource area were used for the resource estimation study.

Table 10-6: Drilling Summary Statistics for Esaase

Type	Number	Type	Metres drilled
RC holes	987	RC metres	149,906
RC pre-collars with Diamond tails	340	RC pre-collar with Diamond tail metres	100,360
Diamond holes	112	Diamond hole metres	24,811
Water wells	57	DTH metres	3,573
Total drill holes	1,496	Total Metres drilled	268,249

Figure 10-6: Drill hole locations for the Asanko Esaase Gold Project

Source: Esaase NI-43101, 2012

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

10.7.1	Accuracy of Drill hole Collar Locations

Drill hole collars were surveyed by a Coffey Mining surveyor utilising a Thales Promark 3 DGPS unit. This unit was validated as returning sub-centimetre accuracy when compared to the topography pickup completed by Coffey Mining using a Geodimeter 610S total station. These instruments have an accuracy of better than 1 cm and are considered conventional.

10.7.2	Downhole Surveying Procedures

Drill holes were surveyed on approximately 50 m or less downhole intervals, using a Reflex EZ-Shot®, an electronic single shot instrument manufactured by Reflex of Sweden. These measurements have been converted from magnetic to UTM Zone 30 North values. The factor used to convert between the two grids is -5 degrees.

10.7.3	Reverse Circulation Drilling Procedures

Asanko-supervised RC and diamond drilling was completed by Geodrill using a UDR KL900-02 multipurpose track mounted rig. RC rods were 4½ inch diameter and the drill bit used was a standard 140 mm diameter face sample hammer.

10.7.4	Diamond Drilling Procedures

The initial 14 diamond drill holes (HQ and NQ diameters) were completed by Eagle Drilling using a Longyear 38 skid-mounted diamond drill. All subsequent drilling has been completed by Geodrill using UDR 650 and UDR 900 multipurpose rigs for completion of all the RC and remaining diamond coring component. Diamond-drilled core was oriented by a combination of the spear technique, the 2iC Ezymark orientation device and Reflex ACT II electronic orientation system.

10.7.5	Topographical Control

Topography has been generated by two methods. A Total Station survey completed by Coffey Mining surveyors in 2007 covered the primary deposit. This topography is to an accuracy of +/-30 cm and compares well with the drill hole collar survey data. Coffey Mining considers the topography to be of high confidence. Topography to a 2 m contour interval was generated in several stages for the entire group of concessions by Photosat Information Ltd. using stereo pairs of IKONOS satellite images collected in December 2007 and July 2008. These images were orthorectified to control points including all drill hole collar points at the time surveyed by surveyors working for Asanko.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

10.8	Diamond Drilling Procedures

All holes drilled by PMI were commenced using HQ core for saprolite and some reduced to NQ when fresh rock is encountered. All holes drilled by Asanko were HQ in diameter. All rigs were in good working order, and are operated by experienced drillers. The contractors used were Burwash Drilling from Vancouver Canada and Geodrill from Ghana. Diamond drilled core was all oriented.

Figure 10-7: Hole NKR11-040 drilling on the south eastern side of the Nkran open pit

10.8.1	Hole Survey

All drill holes were laid out using handheld GPS and sighted for direction with a compass. Later, the actual drilled collars were picked up by licensed Ghanaian surveyors using differential GPS from a local base station. Checks of hole positions using a handheld GPS all appear reasonable, given the lower level of accuracy of these units. Holes are surveyed every 30 to 40 m downhole using a Reflex magnetic compass and dip unit.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

10.8.2	Core Handling

Core was carefully handled by the drill crew, correctly oriented with regard to the downhole direction and then carefully slipped directly on to pre-marked core trays, Figure 10-8.

Figure 10-8: Laying core out into pre-marked trays

10.8.3	Core Boxes

All core boxes were labelled prior to loading with core. All core boxes have the hole number, box sequence and depths recorded on them in permanent marker. Wooden

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

block markers are inserted by the driller to record depth. The recording of recoveries was the geologist’s responsibility.

Typically, the drilling contractor managed approximately 30 to 40 m per shift (2 x 10 hour shifts), which is considers to be a reasonable drilling rate. Holes are typically between 400 to 500 m in length.

10.8.4	Core Orientation

For core orientation, a Reflex ACT IID electronic core orientation tool and barrel was used for orienting and marking core (Figure 10-9). The barrel was oriented using the electronic orientation unit prior to the drill run. The full, oriented barrel was then retrieved, the core aligned and the core marked using a bottom hole convention. The local geologists were competent in the use of this device and procedure and take due care. All core is oriented. The downhole direction is marked on the core at the base. If two sections of broken core cannot be matched, then no structural mark-up is made for the lower (down hole) part of the core run until the next barrel is retrieved and oriented. This avoids erroneous structural measurements being made.

Figure 10-9: Core orientation procedures using a Reflex ACT II system

The core is marked with a red permanent marker in the bottom hole position and a directional arrow put on at regular intervals to record the downhole direction. The core is transported carefully back to the core yard. The core is laid out in aluminium boxes that can accommodate 5 m of core.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

10.8.5	Recoveries

Core recoveries were recorded once the trays are delivered back to the core facility / yard and recorded in the geological logs.

10.8.6	Core Storage

In the core yard, it was noted that the aluminium core boxes are stacked on the floor (Figure 10-10). It is highly recommended that proper storage racks be set up and a core yard inventory be taken with holes laid out in an organised fashion on the racks. In general, the core yard facilities for logging are good with large logging racks for laying out and logging core.

Figure 10-10: Core boxes stacked in the core yard

After geological and structural logging, sampling in preparation for assaying was undertaken. Sampling of the core is routinely taken at 2 m intervals downhole or to geological contacts, and 1 m samples are taken in the mineralised, or ore zones. This is a reasonable practice. Given that the geology and mineralised zones are well known at Nkran, the need for routine 2 m sampling outside of the mineralised zones has been replaced with sampling 5 m either side of the main mineralised zone, and where occasional alteration and veining are recognised.

10.8.7	Core Photography

Prior to cutting, all core was routinely photographed by the geologists. The core is laid out in single trays, clearly labelled with hole ID, and depths. Images are stored in the database. A handheld camera held above the tray being recorded by the geologist was used to photograph the core.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

10.8.8	Core Cutting and Marking

Once logged, the core is carefully marked for Sampling (Figure 10-11). The core is then cut using a diamond blade saw.

Figure 10-11: Marking up core prior to cutting

For analysis, the left-hand side of the core facing downhole was always taken. This is to avoid bias and keep consistency, and is a good practice. During the core cutting process, all core is handled by several trained technicians.

10.8.9	Sample Bagging

After the core is half-cut, it is carefully placed in plastic bags marked with a unique sample number. A piece of flagging tape with the sample number was inserted into the bag for further reference and security. Previously sample ID’s were generated by taking the hole name, followed by a sequential number starting at 001 for each metre or section sampled, i.e. Hole NKR045 sampled from 0 to 1 m would have the NKR45-001 as its sample ID. Presently, samples are given unique sample IDs which is alpha numeric devoid of any hole ID. The alpha part of the sample ID is gotten from the project initials e.g. NK for Nkran followed by a unique number say 29003. These are all printed in sample booklets. A duplicate of the sample sheet is left in the sample booklet on which details of the sample is recorded and kept for future reference. Information recorded on the sample duplicate sheet includes Hole ID, sample depth (From – To), Date of sampling, sample type and comments.

Sample bags are stapled before being dispatched to the laboratory.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

All samples were kept in a relatively secure and fenced core yard facility until dispatch to the SGS laboratory in Tarkwa.

The sample number and interval are recorded on the core tray with the half-core remaining after sampling. This is a good practice as it enables geologists to go back and check intervals if a sample is lost or if a problem exists.

10.9	RC and Core Sampling Procedures

10.9.1	RC Sampling and Logging

RC drill chips were collected as 1 m intervals downhole via a cyclone into PVC bags, and then weighed prior to splitting. The collected samples were riffle split using a three tier Jones riffle splitter. A final sample of approximately 3 kg was collected for submission to the laboratory for analysis. All 1 m interval samples were analysed. RC chip trays were systematically compiled and logged with all bulk rejects stored at the project site. Unfortunately sun damage through improper storage has destroyed most of the bulk rejects at the ProjectProject. A full record of pulp samples remains on site however.

10.9.2	Diamond Core Sampling and Logging

The sampling review for the ProjectProject has been thorough. Initially H&S (2010) carried out a detailed review of sampling procedures and protocols; this was followed by SRK’s QA/QC review (March 2011) and a later detailed QA/QC analysis of assays and densities in September 2011. This had again been updated by the addition of the latest set of QA/QC data from August 2011 to January 2012, as well as that from Dynamite Hill in 2013 and 2014.

SRK has observed the onsite sample processing facility at Nkran and preparation procedures (core splitting, panning, logging, sampling and storage). The observation by SRK was that the methodology and procedures used were appropriate and this is detailed in previous NI 43-101 technical reports. Subsequent site visits by CJM consulting for purposes of the updated MRE made the same conclusions.

Original sampling was predominantly carried out at 1.0 m intervals, but sample intervals ranging from 0.25 m to 5 m have also been utilised.

It should be noted that these sampling intervals are much smaller than the true width of overall mineralised zones, which is variable throughout the deposit, but is typically in excess of 30 m.

After the marking out of the required interval, the core was cut in half by electric diamond blade core saw. The cut is made 1 cm to the right (looking downhole) of the orientation line with the left side being retained and the other half broken up for assay.

In the upper oxide zone, where the core was too friable for diamond saw cutting, the procedure was to dry cut or cleave the core.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Core structure orientations were routinely recorded to assist in determining the controls on mineralisation, in establishing a reliable geological model for resource estimation, and to provide additional geotechnical information to determine likely blast fragmentation and pit stability characteristics.

The core is transferred from the trays and pieced together on a V-rail (angle iron) rack and the orientation line (bottom of hole), determined by the orientation tool recorded during drilling, is drawn along the entire length of the assembled core.

Geotechnical logging has recorded percentage core recovery, lithology, weathering and oxidation, rock strength, RQD percentage and rock defects including frequency, orientation, type and characteristics. A set of approximately 28 oriented core HQ3 core holes have been drilled radially outward from within the deposit through depths beyond an assortment of potential pit wall limits.

10.9.3	Drilling Orientation

The vast majority of drill holes in the west dipping mineralisation were collared at an orientation of approximately 100° (UTM). A small number of holes were drilled towards approximately 300°. Water boreholes have been drilled vertically.

10.9.4	Sample Recovery

Sample recovery for RC drilling was noted as very good and averages approximately 34 kg per metre drilled. Bulk sample weights (on a per meter basis) have been recorded in the database for approximately two-thirds of all RC samples drilled. Sample recovery in diamond holes was very good although recoveries for core from the moderate to highly weathered saprolite and highly fractured and brecciated zones returned poor recoveries.

10.9.5	Sample Quality

The sampling procedures adopted for drilling are consistent with current industry best practise. Samples collected by diamond coring within the highly weathered zones are of moderate quality, with the remainder being high. Sample recoveries and quality for the RC drilling are high with drilling switching to diamond core once wet samples were noticed.

10.10	Factors Influencing the Accuracy of Results

10.10.1	Accuracy and Reliability of Results

There is no identified drilling, sampling, or recovery factors that materially impact the accuracy and reliability of the results of the drilling programs in place.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

11	SAMPLE PREPARATION, ANALYSIS AND SECURITY

11.1	Sample Handling Prior to Dispatch

11.1.1	Obotan

CJM was not able to review the sample submission procedures in practice as utilised by PMI personnel. CJM has made use of the observations and findings of SRK utilised for their May, 2012 Mineral Resource estimation exercise. CJM however did review the written standards and procedures as employed by PMI.

SRK visited the onsite sample processing facility at Nkran and the preparation procedures (core splitting, panning, logging, sampling and storage) employed by PMI personnel It was SRK’s opinion that the methodology and procedures used were appropriate.

According to SRK, original sampling was predominantly carried out at 1.0 m intervals, but sample intervals ranging from 0.25 m to 5 m had also been utilised.

SRK did not carry out any independent sampling of core or RC samples, but has reviewed the sample quality control protocols introduced and conducted by PMI and SGS in Tarkwa.

Individually bagged core and RC drilling samples were packed in polyweave, or heavy plastic sacks (i.e. 5-10 samples per sack), tied with binding wire and prepared for transport to the laboratory. All samples were firmly secured and locked in a designated sample room at PMI’s field office. The company geologist, responsible for core logging and RC sampling, held the only key to the room where samples were secured. The geologist was responsible at all times for their secure shipment to the laboratory. SRK considered that the sample preparation, security and analytical procedures adopted by PMI provide an adequate basis for the current Mineral Resource estimates.

11.1.2	Esaase

The close scrutiny of sample submission procedures by Asanko and Coffey Mining technical staff, and the rapid submission of samples from drilling for analysis, provides little opportunity for sample tampering. Equally, given the Umpire assaying via an external international laboratory and the regular ‘blind’ submission of international standards to both the primary and Umpire assay facilities, any misleading analytical data would be readily recognised and investigated. Current Asanko sampling procedures require samples to be collected in staple-closed bags once taken from the rig or core-cutting facility. The samples are then transported to the project camp to be picked up by the laboratory truck. The laboratory truck then takes them to the laboratory directly.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

11.2	Sample Preparation and Analysis Procedures

11.2.1	Obotan

CJM was not able to review the Sample Preparation and Analysis Procedures due no sampling or drilling exercises being in process at the time. CJM reviewed the findings of SRK in May 2013 and reviewed the standards and procedures for PMI and shares the opinion of SRK that sample preparation was adequate for the resultant assays to be utilised for Mineral Resource estimation. SRK assumed the continuity of processes and procedures, based on their historical exposure to the Obotan tenements.

As a result of the advanced nature of the projects, SRK conducted an analysis of the QA/QC and found that results were sufficient for establishing the highest possible degree of confidence in the data. CJM reviewed the QA/QC, as well and shares SRK’s opinion.

PMI typically inserted random blank samples into the assay stream. These blanks consistently returned very low assays. Additionally, any samples in which visible gold was noted, during the logging or in the case of panning RC drill chips, or any samples which returned high gold grades, were routinely submitted for either screened metallic, or a bulk cyanide leach assay. In addition, random pulps and rejects were submitted to other certified labs for checking or confirmation purposes.

According to SRK, comparison of the results from the various different assays and laboratories utilised, indicates a high measure of confidence in the assay data. The assay labs utilised by PMI utilised their own in-house QC programs. These included standards, replicas, duplicates and blanks. In general, every batch of 50 solutions contained two standards positioned randomly; two replicates positioned at the end of the rack; two duplicates selected randomly and positioned immediately under the original; and one blank positioned randomly.

All sampling was carried out under the direct supervision of PMI senior personnel, either the president, VP of exploration, project manager, or the chief geologist. All drill cores from the concessions were geologically and structurally logged, split (sawn), photographed and stored at PMI’s field offices or sampling and storage facility in Nkran.

During a site visit in March 2011, SRK was able to visit the SGS laboratory in Tarkwa. SRK observed the sample preparation area inclusive of sample crushing and pulverisation, drying ovens, dust extraction devices, cupellation laboratory, furnaces and the analytical laboratories. The main comment from the routine inspection was a concern regarding the high levels of dust in the preparation and analytical facility of the very busy laboratory. It should be noted that the laboratories used by PMI are certified, being local divisions of international laboratories such as SGS (Bibiani and Tarkwa) and ALS (Kumasi).

All crushing and grinding was carried out by the analytical laboratory. Sample pulps and coarse reject material was returned to PMI only after completion of both the initial sample analysis and any additional checks which PMI may have required following

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

receipt of the initial sample assays. All assays were carried out by Fire Assay on 50 g samples with an Atomic Absorption (AA) finish, or as otherwise reported.

The quality of analysis at the laboratories was monitored by the use of blanks, standards, duplicates and check assays and re-runs at alternate labs (in this instance ALS Kumasi). Historically, during 2008 to 2009, all analysis were carried out by SGS / Analabs in Bibiani. Recent samples were processed by SGS Tarkwa laboratories.

All core samples were submitted to SGS in Tarkwa and check samples to ALS Commercial Laboratory in Kumasi. All samples were analysed for gold, either by 50 g Fire Assay or Screen Metallic Fire Assay with AA Finish (AA26); or for cyanide leach, depending on peculiar features and characteristics of the rock or the drill cuttings. Screen metallic fire assaying is often used for samples suspected of being high grade where coarse gold is anticipated. Remaining samples, expected to represent “waste” or non-ore mineralised are analysed using straight fire assay.

11.2.2	Esaase

RC field duplicate samples are routinely collected to allow assessment of the field sampling error (or bias) once the laboratory error, determined from analysis of pulp duplicates, has been subtracted. Acceptable reproducibility has been identified during an assessment of RC field duplicate data generated and no distinct bias is evident.

Reference material is retained and stored at the Asanko exploration camp at Tetrem, as well as chips derived from RC drilling, half-core and core photographs generated by diamond drilling, and duplicate pulps and residues of all submitted samples. Assessment of the data indicates that the assay results are generally consistent with the logged alteration and mineralisation, and are entirely consistent with the anticipated tenor of mineralisation.

11.3	Quality Assurance and Quality Control

The quality control adopted by Obotan was made by 3 different companies, see Table 11-1. SC Geonalyst was in charge of this validation in 2014.

Table 11-1: Summary Validated Samples Obotan

Prospect	RSG data		PMI data		ASANKO Data
	sample	available/ validated	sample	available/ validated	sample	available/ validated
Abore	19941	0%	5102	99.76%	-	-
Adubiaso	17823	38%	3526	99.94%	-	-
Asuadai	8198	0%	6906	99.88%	-	-
Dynamite Hill	-	-	10110	100%	5179	100%
Nkran	60753	13%	23687	96.23%	-	-

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

11.3.1	Quality Control Procedures Resolute Mining Limited [RSG]

The quality control procedures adopted by Resolute Mining Limited and the relevant analytical laboratories are listed in point form below.

11.3.1.1	SGS Accra - used in 1995

Preparation: “The samples have been sorted and dried. Primary preparation has been by jaw crushing the whole sample to -6 mm, cone crushed or disk milled to -2 mm. A 300g to 1 kg sub-fraction is then pulverized to -200 mesh in labtechnic homogenizing mill”.

Method - Au FA: “Have been analysed by firing a 50 gm proportion of the sample. The resulting Noble Metals have been determined by Atomic Absorption”

The results for the repeat samples are depicted in Figure 11-1 and Figure 11-2.

11.3.1.2	INCHCAPE Obuasi - used in 1995, 1997

Preparation: “Dry, Crush, Pulp 2 Kg”

Extraction: “Fire Assay+HCL-HNO3”

Method - 309: “30 g Fire Assay - AA”

The results for field duplicates and repeat samples are depicted in Figure 11-3, Figure 11-4 and Figure 11-5.

11.3.1.3	ANALABS Balcatta/Bibiani - used in 1997, 1998, 1999

Preparation: few batch of the samples were prepared in ANALABS Obotan with unknown details

Method - F650: “50 g fire assay, Lead collection, Aqua Regia digest, AAS”

Method - F644: included sample preparation “Drying @105 °C, Ringmill 500g to 1.5 Kg nominal 75 microns” and method “Screen fire assay, 106 micron. Reported results include weight fraction, gold in individual size fractions and calculated gold”

The results for repeat samples are depicted in Figure 11-6 and Figure 11-7.

11.3.1.4	ANALABS Obotan - used in 1997, 1998

Preparation: “Drying, Jaw crushing to nominal 6 mm to 12 mm. Sample volume reduction - riffle split. Ringmill <1 kg, nominal 75 microns.”

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Method - P625: “Aqua Regia digest, DIBK extraction, AAS, 25g sample”, see Figure 11-8.

Method - F650 with the same details described previously in ANALABS Bibiani paragraph, see Figure 11-9.

11.3.2	Quality Control Procedures PMI Gold Corporation [PMI]

The quality control procedures adopted by PMI and the relevant analytical laboratories are listed in point form below.

11.3.2.1	SGS Bibiani - used from 2009

Method - FAA505: “Gold by fire assay, AAS finish, 50g weight, detection limits 0.01 – 100 ppm”

Method - ARA155: for As “Aqua Regia Digest 50g-250ml, AAS, detection limit 20¬50000 ppm”

11.3.2.2	SGS Tarkwa - used from 2010

Method - FAA505: “Gold by fire assay, AAS finish, 50g weight, detection limits 0.01 – 100 ppm”

Method - ARA155: for As “Aqua Regia Digest 50g-250ml, AAS, detection limit 20¬50000 ppm”

Method - ARE155: for Au “AAS after Aqua Regia Digest, DIBK, 50g”

Method - FAS31K: “Screen fire assay at 106 qm”

11.3.2.3	Intertek Tarkwa - used in 2010

Method - FA51/AAS: “Lead collection fire assay, 50g sample weight, AAS detection limit 0.01 ppm”

11.3.2.4	ALS Kumasi - used in 2011

Method - Au-AA26: “Fire Assay Fusion, 50g, AAS Finish, detection limits 0.01-100 ppm”

11.3.2.5	MinAnalytical Perth - used from 2011

Method - FA50AAS: “Lead collection fire assay using 50g sample weight, AAS Finish, detection limit 0.005 ppm”

11.3.2.6	Performance Laboratories Bibiani - used from 2012

Method - FAS50/AAS: “Fire Assay / 50 gm aliquot, AAS finish”

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Method - BLG/AAS: “Dissolved Au on Solution samples, BLEG, leachwell”

11.3.3	Quality Control Procedures Asanko Gold Inc. [AKG]

The quality control procedures adopted by Asanko Gold Inc. [AKG] for Dynamite Hill prospect, the relevant analytical laboratories are listed in point form below.

11.3.3.1	SGS Tarkwa - from 2014

Method - FAA505: “Gold by fire assay, AAS finish, 50g weight, detection limits 0.01 – 100 ppm”

11.4	QAQC Conclusions

CJM is of the opinion that the QAQC undertaken by the 3 companies, RSG, PMI and Asanko is adequate and that the current QAQC systems in place at Obotan to monitor the precision and accuracy of the sampling and assaying are adequate and should continue to be implemented.

It is recommended that umpire analysis is performed for available samples from the resource areas.

A total of 5-10% of the mineralised intercepts (>0.3ppm), including standards (5%), should be selected and using the same assay method as used before (50 gFA not 30 gFA) and including a sieving test to check the grindability of the previous laboratory.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Figure 11-1: SGS Accra Au Rpt Column

Figure 11-2: SGS Accra Au Rpt Line

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Figure 11-3: INCHCAPE Field Duplicate

Figure 11-4: INCHCAPE AuR

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Figure 11-5: INCHCAPE AuS

Figure 11-6: ANALABS Bibiani AuR

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Figure 11-7: ANALABS Bibiani AuS

Figure 11-8: ANALABS Obotan AuR – F625 method

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Figure 11-9: ANALABS Obotan AuR – F650 method

11.4.1	Esaase

Asanko has the following procedures in place:

●	Insertion of 16 (Geostats Standards and CDN Resource Standards) internationally certified standard reference material (5% of samples)

●	Insertion of blank material (5% of samples)

●	RC field duplicates taken (5% of samples)

●	Diamond Core Field duplicates completed by a second split at the 3 mm jaw-crushing stage

●	Submission of selected Umpire samples to SGS

●	Review of the Esaase and the internal laboratory QC data on a batch by batch basis

The assay quality control procedures applying to the various laboratories are summarised in the following sections:

11.4.2	SGS Tarkwa

The following quality control procedures are adopted by SGS which is part of the global group of SGS laboratories with ISO/IEC 17025 accreditation:

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

●	Cross referencing of sample identifiers (sample tags) during sample sorting and preparation with sample sheets and client submission sheet

●	Compressed air gun used to clean crushing and milling equipment between samples

●	Barren quartz ‘wash’ applied to the milling/pulverising equipment at the rate of 1:10

●	Quartz washes assayed to determine the level of cross contamination

●	Sieve tests carried out on pulps at the rate of 1:50 to ensure adequate size reduction

●	Assaying of certified standards at the rate of one per batch of 20

●	A minimum of 5% (1:20) of the submitted samples in each batch are subject to repeat analysis

●	Blank samples inserted at the rate of approximately 1:30

●	Industry recognised certified standards disguised and inserted at a rate of 1:30

●	Assaying of internal standards data

●	Participation in two international round-robin programs; LQSi of USA and Geostats of Australia

11.4.3	Transworld Tarkwa

TWL applies most of the QC procedures used by SGS although it only participates in the Geostats round-robin Umpire assay program and it does not utilise the CCLAS computer system. TWL Tarkwa was acquired by Intertek Minerals Group in October 2008. Intertek Minerals Group includes Genalysis Laboratory Services Pty Ltd of Australia and operates in accordance with ISO/IEC 17025, which includes the management requirements of ISO 9001:2000.

11.4.4	ALS Kumasi

The following quality control procedures are adopted by ALS which is part of the global group

ALS Laboratory Group with ISO 9001:2000 accreditation:

●	Cross referencing of sample identifiers (sample tags) during sample sorting and preparation with sample sheets and client submission sheet

●	Compressed air gun used to clean crushing and milling equipment between samples

●	Barren ‘wash’ material applied to the milling/pulverising equipment at between sample preparation batches

●	Quartz washes assayed prior to use to determine the level of cross contamination

●	Sieve tests carried out on pulps on a regular basis to ensure adequate size reduction

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

●	Assaying of certified standards at the minimum rate of one per batch (dependant on batch size and assay technique)

●	A minimum of one of the submitted samples in each batch are subject to repeat analysis

●	Blank samples inserted at the beginning of each batch

●	Participation in a number of international round-robin programs which include CANMET of Canada and Geostats of Australia

Quality Control Analysis

The quality control data analysed by Coffey Mining includes:

●	Standard and blanks (both Field and Laboratory)

●	RC Field duplicates

●	Laboratory repeats

●	Re-assayed pulps; and

●	Umpire assaying

The assay quality control data, as they pertain to resource estimates completed on the basis of data available, have been subset into the categories above, and reviewed separately. The quality control data has been assessed statistically using a number of comparative analyses for available datasets. The objectives of these analyses were to determine relative precision and accuracy levels between various sets of assay pairs and the quantum of relative error. The results of the statistical analyses are presented as summary plots, which include the following:

●	Thompson and Howarth Plot showing the mean relative percentage error of grouped assay pairs across the entire grade range, used to visualise precision levels by comparing against given control lines

●	Rank % HARD Plot, which ranks all assay pairs in terms of precision levels measured as half of the absolute relative difference from the mean of the assay pairs (% HARD), used to visualise relative precision levels and to determine the percentage of the assay pairs population occurring at a certain precision level

●	Mean vs. % HARD Plot, used as another way of illustrating relative precision levels by showing the range of % HARD over the grade range

●	Mean vs. %HARD Plot is similar to the above, but the sign is retained, thus allowing negative or positive differences to be computed. This plot gives an overall impression of precision and also shows whether or not there is significant bias between the assay pairs by illustrating the mean percentage half relative difference between the assay pairs (mean % HARD)

●	Correlation Plot is a simple plot of the value of assay 1 against assay 2. This plot allows an overall visualisation of precision and bias over selected grade ranges. Correlation coefficients are also used

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

●	Quantile-Quantile (Q-Q) Plot is a means where the marginal distributions of two datasets can be compared. Similar distributions should be noted if the data is unbiased

11.4.5	Transworld Laboratory, Tarkwa

TWL Duplicate Repeats

At TWL, every 20th sample is duplicated. A duplicate is two separate samples taken from the total pulped sample. Duplicate repeats are analysed in the same batch and are therefore not subject to intra-batch variance. Only assays greater than 10 times the detection level (>=0.1 ppm Au) are included in the assessment and data are divided into drill core (HQ and NQ, 177 assays) and riffle split 1 m RC drill chips (461 assays). Results show equivalent means between the duplicate repeats and precision within acceptable limits for both diamond core and RC samples.

TWL Pulp Respray

After initial calibration of the AAS with control standards, the batch is sprayed (the aspirator tube is placed in the DIBK layer and approximately 1 ml is sprayed into the AAS flame). On combustion, the absorbance is measured by the AAS and the strength of the absorbance is proportional to the gold concentration). At the end of spraying, the operator returns to every 10th sample and performs the same operation and this is the Pulp Respray. At the end, control samples are again presented to the AAS to verify that short-term drift has not occurred. Only assays greater than 10 times the detection level (>=0.1 ppm Au) are included in the assessment for a total of 1202 assays. Results show equivalent means between the duplicate repeats and precision well within acceptable limits.

TWL Check Repeats

Check repeats occur where high grade samples are encountered or where the result is out of sequence (e.g., 0.01-0.04-0.02-1.2-0.03: Result 1.2 is out of sequence and would be repeated). A repeat is a second 50 g sample taken from the same kraft envelope as the original analysis (Au1) and is thus different from the duplicate repeat. Check Repeats are analysed later than the original assay (in a different batch) and may therefore be subject to intra-batch variance compared with the original result. Only assays greater than 10 times the detection level (>=0.1 ppm Au) are included in the assessment and data are divided into drill core (HQ and NQ, 265 assays) and riffle split 1 m RC drill chips (573 assays). Check Repeat analyses data to September 2007 was available for review. Results show equivalent means between the duplicate repeats and precision within acceptable limits for both diamond core and RC samples

TWL Pulp Re-assay

Only pulp re-assays greater than or equal to 10 times the detection level (0.1 ppm Au) are considered for analysis and these comprise 1,615 riffle split 1 m RC drill chip assays. Results show equivalent means between the duplicate repeats and precision within acceptable limits. TWL Lab Standards and Blanks Analysis six certified standards were inserted by TWL into the sample batches at a rate of one in twenty in

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

addition to preparation blanks and reagent blanks at a similar rate. The supplied database only contains Lab standards analysis received to September 2007. A total of 3,512 standards and blanks assays are available for analysis. Results generally show a positive bias that varies between -0.44% and 3.05%. This positive bias is more evident for higher grade standards.

11.4.6	SGS Laboratory, Tarkwa

SGS Duplicate Second Split

This comprises RC (339) and diamond core (73) field duplicates and is achieved by taking a second split at the 3 mm jaw crushing stage of the sample preparation. Results show equivalent means and a high level of precision between the original and the re-assay for both diamond core and RC samples.

SGS Replicate First Split

These assays represent a random repeat assay with four random repeats completed from each batch of 50 samples. A total of 582 Diamond core and 2,392 RC analyses are available for analysis. Results show equivalent means and an acceptable level of precision between the original and the re-assay.

Lab Standards and Blanks Analysis

Four certified standards were inserted by SGS into the sample batches at a rate of one in twenty in addition to preparation blanks and reagent blanks at a similar rate. The supplied database only contains lab standards analysis received to September 2007. A total of 938 standards and blanks assays are available for analysis. Results show a relative low bias of up to -2.09%.

11.4.7	ALS Laboratory, Kumasi

ALS Duplicate Second Split

This comprises RC (176) and diamond core (62) duplicates and is achieved by taking a second split at the 3 mm jaw crushing stage of the sample preparation. Results show equivalent means and a high level of precision between the original and the re-assay for the diamond core samples. Results for the RC samples demonstrate a high level of precision between the original and the re-assay however the second mean is 7.5% lower than the original assay.

ALS Replicate

These assays represent a random repeat assay of a second sample taken from the original pulp. A total of 223 diamond core and 892 RC analyses are available for analysis. Results show equivalent means for diamond core however the second mean for the RC samples is significantly lower than the original. Overall levels of precision between the original and the Re-assay are low for both diamond core and RC samples.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

ALS Intra Batch Analysis

These assays represent a random repeat assay analysed in a different assay batch to the first. Results show equivalent means and acceptable precision (although at the lower end) for both RC and diamond core samples.

A total of 16 Certified Standards and one blank have been included in sample batches sent to TWL, ALS and SGS. A total of 11,507 assays were available for analysis. Where identifiable, outliers to the data which are obviously a misplaced standard have been removed from the data before analysis resulting in 9,818 valid standard assays. Results show a moderate positive bias of up to 6.09% for Transworld Laboratories. There is no relationship between grade and bias. One standard shows negative bias of 5.33%.

Blind standards analysis at SGS shows a spread of bias with one standard displaying a significant negative bias of up to -8.41%. In addition, one standard shows a positive bias of 6.93%. Again, there is no relationship between grade and bias. Blind standards analysis at ALS shows a spread of bias from -3.65% to 5.64%. Negative bias is apparent at lower grades and positive bias up to 5.64% is seen in two standards at 2.58 g/t Au and 2.74 g/t Au. For higher grade samples the bias approaches zero.

11.4.8	Esaase Field Duplicates

Field duplicates totalling 1,567, 1163 and 2,802 have been sent to TWL, SGS and ALS respectively. Diamond core field duplicates consist of a portion of the “coarse rejects” obtained after the crushing stage. RC field duplicates consist of a second sample split from the reject sample in the field. Only assays returning values greater than ten times the detection limits (>0.1 ppm Au) and less than 5 g/t Au have been considered in the analysis. Results for TWL, SGS and ALS show equivalent means and acceptable precision for both RC and diamond core samples.

11.4.9	Esaase Assay Resplits (Umpire)

In January and February 2007 a total of 1,197 RC samples were re-split and sent for analysis at SGS Tarkwa (TWL was the primary laboratory for the initial analysis). Only assays >0.1 g/t Au are considered in the analysis and a total of 481 assay pairs are available for analysis. Results show a significantly lower mean (by 15.6%) for analysis completed at SGS (although this is significantly reduces if outliers to the data are removed). SGS Tarkwa has been utilised as a primary laboratory for the project since February 2007 and umpire samples numbering 1,633 have subsequently sent to Genalysis of Perth for umpire analysis. Only assays >0.1 g/t Au are considered in the analysis and a total of 1,572 assay pairs are available for analysis. Results show equivalent assay means for the pairs between ALS and Genalysis and between SGS and Genalysis. The means of the assay pairs between TWL and Genalysis show high bias for TWL, a finding which is supported by Standards analysis. Precision is less than acceptable for all comparisons and this requires investigation.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

11.4.10	Adequacy of Sample Preparation Esaase

Analytical Laboratories

Preparation and assaying of samples from the Esaase deposit has been carried out at three independent laboratories:

●	SGS Tarkwa (SGS) (from April 2007)

●	Transworld Tarkwa (TWL) (from October 2006)

●	ALS Kumasi (from November 2007)

Sample Preparation and Analytical Procedure

11.4.10.1	Transworld Tarkwa

The assay method applied by TWL Tarkwa for the Esaase drilling is summarised below. All aspects of sample preparation and analysis were undertaken at TWL Tarkwa.

Sample Preparation

3 kg or less of sample is dried, disaggregated, and jaw crushed to 3 mm. Sample is pulverised to a nominal 95% passing -75 µm using an LM2 pulveriser. Two pulp samples are taken for analysis and pulp storage.

Sample Analysis

50 g charge, Fire Assay fusion, lead collection, AAS determination to 0.1 ppm.

11.4.10.2	SGS Tarkwa

The methodology for the 50 g fire assay from the SGS Tarkwa laboratory is the same as that completed at TWL. All aspects of sample preparation and analysis were undertaken at SGS Tarkwa. SGS is part of the global group of SGS laboratories with ISO/IEC 17025 accreditation.

11.4.10.3	ALS Kumasi

The assay method applied by ALS Kumasi for the Esaase drilling is summarised below. All aspects of sample preparation and analysis were undertaken at ALS Kumasi. ALS is part of the global group ALS Laboratory Group with ISO 9001:2000 accreditation.

Sample Preparation

3 kg or less of sample is dried, disaggregated, and jaw crushed to 2 mm with a nominal 70% passing 2 mm.

Sample is pulverised to a nominal 85% passing -75 µm using an LM2 pulveriser. Two pulp samples are taken for analysis and pulp storage.

Sample Analysis

50 g charge, Fire Assay fusion, lead collection, AAS determination to 0.1 ppm.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

11.4.11	QAQC Conclusions

CJM is of the opinion that the QAQC undertaken by Coffey Mining is adequate and that the current QAQC systems in place at Esaase to monitor the precision and accuracy of the sampling and assaying are adequate and should continue to be implemented. Pertinent conclusions from the analysis of the available QAQC data include:

●	Use of Certified Standard Reference material has shown a significant relative low bias for SGS Laboratories, Tarkwa

●	Use of Certified Standard Reference material has shown a relative high bias for Transworld Laboratories, Tarkwa and this interpretation is supported by the umpire analysis program

●	Repeat analyses have confirmed that the precision of sampling and assaying is generally within acceptable limits for sampling of gold deposits; and

●	Umpire analysis at Genalysis in Perth has shown a lack of precision between the various laboratories. This is currently unexplained and requires investigation

11.5	Adequacy of Procedures

Analytical procedures associated with data generated to date are consistent with current industry practise and are considered acceptable for the style of mineralisation identified at Esaase.

11.6	Adjacent Properties

There are a number of operating mines in proximity (<100 km) to the Esaase Gold Project. They include world class gold deposits such as the Obuasi project operated by Anglo Ashanti, and the Akyem Gold project that is currently being developed by Newmont Mining.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

12	DATA VERIFICATION

12.1	SRK Site Visit

As part of the initial 2011 SRK MRE, Principal Geological Consultant Peter Gleeson conducted two site visits to the ProjectProject, covering a total period of 12 days in March and June 2011.

The visits included a review of the following:

●	Drilling techniques

●	Sampling

●	Logging procedures

●	Structural logging

●	Density measurements

●	Exploration data

●	Resources review

●	Geological review of core and pits

●	Geochemical sampling

●	Data QA/QC

●	Data entry

●	Laboratory review

●	Hold general geological discussions with the site geologist

●	Review sections and plans of the resources

During the visit geological inspections of the Nkran Pit, Adubiaso Pit, Abore Pit and Asuadai prospect were undertaken. At the end of the visit, the SGS assay laboratories in Tarkwa were also inspected. After extensive QA/QC work on the resource database undertaken in April 2011 and August 2011, along with a review of previous work by H&S, SRK were of the opinion that no serious issues with regard to any of the data exists, and that, in general, the quality of data is well within industry standards.

An extensive write up detailing the findings of the SRK data verification site visits is included in the 2011 and 2012 SRK Mineral Resource Estimation 43-101 reports which are filed on SEDAR.

The Competent Person for the 2014 updated MRE, Charles Muller, of CJM Consulting has reviewed all available reports and has found the previous data verification work to be adequate. In addition to this Charles Muller personally conducted a site inspection of the Obotan Project area from the 1st through the 3rd of September, 2014. . The Esaase Project inspection was conducted by Charles Muller from the 29th of September, 2012 through to the 2nd of October, 2012 as part of the November 2012

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Mineral Resource estimation (“MRE”) of the Esaase Project. Observations of the data verification procedures observed are detailed in the following sections.

12.2	Database Validation

The Mineral Resource Estimation for the various Project tenements was based on the available exploration drillhole data which was provided to CJM by Asanko. The database has been reviewed and validated by CJM prior to commencing the Mineral Resource estimation study. Data included samples from extensive trenching, but only the RC and diamond drilling sample data were included for use in the modelling process. Checks made to the database prior to modelling included:

●	No overlapping intervals

●	Downhole surveys at 0 m depth

●	Consistency of depths between different data tables; and

●	Check gaps in the data

12.3	Limitations of Data Verification

CJM has relied on certain aspects of the validation of the data by the relevant qualified personnel of Asanko and / or PMI. These include:

●	Verified collar positions of drill holes

●	Verified drill hole survey data; and

●	Lithological logging of the drill hole intersections

12.4	Adequacy of Data

The CJM Representative and Competent Person, Charles Muller, personally visited and inspected the Project Areas. He conducted reviews of the data, the available databases, systems and geological models. The Obotan Project inspection was conducted from the 1st of September through to the 3rd of September, 2014. The Esaase Project inspection was conducted by Charles Muller from the 29th of September, 2012 through to the 2nd of October, 2012 as part of the November 2012 Mineral Resource estimation (“MRE”) of the Esaase Project.

It is CJM’s opinion that the application of the surface drill hole data is adequate for the geostatistical estimation processes employed on the various tenements of Project. The data is spatially well represented and of an adequate support level for estimating ore bodies of this nature. The procedures and codes of practice employed by personnel of the relevant companies, with regard to geological logging, sample preparation and analytical procedures, conform to industry standards and are therefore adequate for use in geological modelling and geostatistical estimation.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

13	MINERAL PROCESSING AND METALLURGICAL TESTING

13.1	Nkran/Abore/Adubiaso Historical Operational Data

13.1.1	Introduction

Amansie Resources Ltd, a wholly owned subsidiary of Resolute Mining Ltd (Resolute), operated the Obotan Gold Plant from April 1997 to November 2002, treating primarily Nkran oxide ore at the start of its life, shifting to Nkran primary ore and Abore / Adubiaso oxide ores when the Nkran oxide ore was depleted, before mining ceased in December 2002. There is no history of hard-rock mining at Esaase, Asuadi, or Dynamite Hill, although several informal alluvial operations have been undertaken.

The Obotan Gold Project was developed by Resolute during 1996-1997. Commissioning commenced on the 27th of April 1997. The original plant was designed to treat 175 dry tonne per hour (1.4 million dry tonnes per annum) of Nkran primary ore. This was accomplished using a single stage crushing plant that delivered a F80 of 100 mm to the single stage SAG mill. The SAG mill was fitted with a 2,600 kW drive, and at the nominal 12% ball charge, the mill was expected to draw 2,200 kW. The mill operated in closed circuit with a bank of cyclones with the cyclone overflow P80 targeted at 106 μm.

The SAG mill, 4.724 m diameter x 7.772 m effective grinding length, was supplied new by Svedala. It was fitted with a nameplate 2,600 kW motor that was actually rated to 3,000 kW. The gearbox was rated at 4,000 kW. Svedala had originally designed the mill as a ball mill and to convert it into a SAG mill, they added load cells, discharge end grates with pebble ports and redesigned the feed end trunnion liner.

The cyclone overflow was treated through a standard CIL circuit. Carbon elution was completed using a dual column Zadra circuit. Table 13-1 below outlines the key performance data obtained from Resolute during its operation of the Obotan Gold Plant.

Table 13-1: Historical Operating Data for the Obotan Gold Plant from Resolute Mining Ltd

Operating Results	Units	Design	Oxide	Primary	Overall
Material Characteristics
Cost per Tonne (Average)	$/t		4.16	4.52	4.37
Availability	%	91.3	92.0	97.7	95.4
SAG Mill Work Index (Range)	kWh/t	11.3	7.2-9.6	10.4-14.6	7.2-14.5
Ball Consumption (Average)	kg/t	0.4	0.49	0.76	0.65
Head Grade (Average)	g/t Au	3.0	2.19	2.21	2.20
Head Grade (Maximum)	g/t Au	4.0	2.43	2.59	2.59
Gravity Recovery (Average)%		30-70	35.2	45.6	40.9

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Operating Results	Units	Design	Oxide	Primary	Overall
Material Characteristics
CIL Recovery (Average)%		86.7	89.3	83.4	85.4
Total Recovery (Average)%		93.75	93.5	93.1	93.0
Cyanide Consumption (Average)	kg/t	1.0	0.36	0.39	0.38
Lime Addition (Average)	kg/t	2.5	1.18	0.80	0.95
Tailings Grade	g/t Au	0.24	0.18	0.19	0.19
Elution Efficiency (Average)%		96.5	97.3	95.9	96.2
Barren Carbon Grade (Average)	g/t	100	69.5	96.4	89.6

In examination of the operating reports, it appears that the overall plant head grade never reached the 3.0 g/t design figure expected. This did not appear to have a large effect on the gravity and leach recoveries, and as such, would have contributed to the low tailings grades.

13.1.2	Oxide Ore Experience

The Obotan Gold Project was commissioned on oxide ore and this continued to be the major plant feed stock until October 1998 when the primary ore feed began.

When treating the Nkran oxide ore, the plant consistently treated in excess of 200 t/h, with February and October of 1998 averaging 300 t/h, which is equivalent to a 2.4 million tonnes per annum treatment rate. This increase in throughput can be attributed to the lower than design SAG work index experienced. For the month when 300 t/h was achieved, the SAG work index was as low as 7.3 kWh/t. This experience is consistent with similar tropical style oxide ores.

The grinding media consumption was higher than the design figure, but the design 0.4 kg/t consumption rate was not based on testwork, only the design engineer’s experience. The reagent consumptions for both cyanide and lime were lower than the design figures. The elution efficiency achieved was good, which contributed to the low barren carbon grade achieved, which was generally lower than the design value of 100 g/t Au.

13.1.3	Primary Ore Experience

During October of 1998, primary ore was blended into the mill feed as the Nkran pit progressively deepened. The inclusion of this ore on the mill blend had an immediate effect on the mill throughput. As the Nkran oxide ore was depleted and the primary ore started to form the greater fraction of the mill feed, the mill throughput dropped to below 200 dry tonne an hour. In response, Resolute hastened the development of the Adubiaso and Abore pits to supply oxide ore as a blend stock with the Nkran primary ore. In June 2000, Resolute completed a plant upgrade, which implemented a secondary crushing circuit and converted the SAG mill to a Ball mill. The mill feed size

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

was reduced to 15 to 18 mm. The combined effect of this did not dramatically increase the mill throughput, and Resolute were still required to maintain a 50:50 primary / oxide blend to maintain mill throughput.

The cyanide consumption rate for the primary ore was similar to the oxide ore, but the lime consumption dropped by 32%. The primary ore gravity recovery increased, while the leach recovery decreased when compared to the oxide ore, and as a result, the overall recovery only dropped slightly when treating the primary ore. To counter the falling leach recovery, hydrogen peroxide and lead nitrate was dosed into the tanks, but without success.

13.2	Metallurgical Test Work Summary on Phase 1 Deposits

13.2.1	Existing Metallurgical Test Work Background

Metallurgical test work was initially carried out by AMMTEC Pty Ltd, AMDEL Ltd, Supaflo Technologies Pty Ltd, Analabs Pty Ltd and METCON Research Inc., as part of the Obotan Gold Project Feasibility Study completed in 1995. The test work program was conducted on composite samples of drill core and RC Chips from Nkran oxide and primary ore deposits to obtain design comminution, gravity and leaching parameters.

In 1999, Resolute explored options to expand the Obotan Gold Project to treat oxide ore from the satellite pit Adubiaso and primary ore from the Nkran ore body and completed an upgrade study.

The reports from which the data has been obtained are referenced next to each ore body heading in the summary tables in the following sections. Outlines of each of the reports are presented below:

●	Report 1:“Obotan Gold Project Feasibility Study”, Lycopodium Pty Ltd, Job No. 895, July 1995. This report was part of the pre - feasibility study conducted by Lycopodium as part of the initial design of the Obotan Gold Plant. A summary of the metallurgical test work was presented, and focused on determining design parameters of the Obotan Gold Plant when treating Nkran oxide and primary ores

●	Report 2: “Metallurgical Test Work on Composite Samples from Ghana”, Oretest Pty Ltd, Job No. 7051 February 4th, 1997. This report was part of the Obotan Plant Upgrade Study conducted by Lycopodium. The test work was conducted on a representative sample of the expected mineral types in the Nkran primary ore body, to determine comminution performance and the amenability of the ore to gravity concentration and cyanidation

●	Report 3: “Metallurgical Test W Work on Composite Samples from Ghana - Batch 2”, Oretest Pty Ltd, Job No. 7145, December 3rd, 1997. This report was part of the Obotan Plant upgrade study conducted by Lycopodium. The test work was conducted on a representative sample of Adubiaso primary ore, to determine comminution performance and the amenability of the ore to gravity concentration and cyanidation

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

●	Report 4: “Metallurgical Test Work on Composite Samples from the Nkran Gold Deposit in Ghana”, Oretest Pty Ltd, Job No. 7690, July 17th, 1998. This report was part of the Obotan Plant Upgrade Study conducted by Lycopodium. The test work was conducted on a sample selection representing the expected mine production for the Obotan Gold Plant, and established the comminution parameters and leaching performance when treating Nkran primary ore

●	Report 5: “Comminution Tests, Obotan Project”, Amdel Ltd, Job No. N036C099, April 1999. This report was part of the Obotan Plant Upgrade Study conducted by Lycopodium, and summarised the comminution test work conducted on Nkran primary ore. This report has not been made available to DRA, and the summarised results from the Lycopodium Obotan Plant Upgrade Study have been used

●	Report 6: “Metallurgical Testwork conducted upon Primary Ore Samples from the Nkran Gold Deposit for Resolute Limited”, Ammtec Ltd, Report No. A6701, May 1999. This report summarised the test work results pertaining to samples of Nkran primary ore to establish comminution parameters, leaching performance and potential preg - robbing characteristics of the ore body

●	Report 7: “Adubiaso Metallurgical Test Work”, Oretest Pty Ltd, Job No. 7942. This report was part of the Obotan Plant Upgrade Study conducted by Lycopodium. The report summarised the test work results conducted on samples of Adubiaso oxide ore, to determine comminution performance, amenability to standard gravity concentration and cyanidation tests and cyanidation carbon kinetics. This report has not been made available to DRA, and the summarised results from the Lycopodium Obotan Plant Upgrade Study have been used

●	Report 8: Ammtec Ltd, Report No. A7594, March 2001. This report summarised the test work results pertaining to the amenability of Abore primary ore to direct cyanidation and standard gravity concentration and cyanidation tests

13.2.2	Head Assay Analysis

Table 13-2 and Table 13-3 below summarise the Head Assay Analysis results from Reports 1, 2, 3, 4, 6 and 7. The detailed head assay analysis aims to identify all trace elements, both metallic and non-metallic, within the plant feed ore to better understand the characteristics of the ore. The samples were analysed using the fire assay technique to determine the gold and silver concentrations, and ICP (Inductively Coupled Plasma) mass spectrometry to determine the non-precious metal concentrations. The key elements that identified are gold, silver, arsenic, mercury, sulphur and base metals (Copper, Lead, Nickel and Zinc).

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Table 13-2: Detailed Head Assay Results for Oxide Ore Samples

Detailed Head Assays	Units	Nkran (1)	Nkran (2)	Adubiaso (3)	Nkran (4)	Adubiaso (7)
Material Characteristics
Au (Average)	g/t	2.48	4.17	2.69	1.63	1.93
Ag	Ppm	1.0		<5.0
Al	Ppm	5.81		5.66
As	Ppm	1,415		1,662
Ba	Ppm	438		473
Be	Ppm			2
Bi	Ppm	<5		<20
C	%	0.38
Ca	Ppm	64		556
Cd	Ppm	<2		<2
Ce	Ppm
Co	Ppm	<5		10
Cr	Ppm	129		183
Cu	Ppm	51		48
Fe	%	3.53		5.00
Hf	Ppm			<20
Hg	Ppm	0.09
K	%	1.84		1.52
Li	Ppm	11		15
Mg	Ppm	1,635		2,977
Mn	Ppm	36		247
Mo	Ppm	<5		<10
Na	Ppm	821		4,861
Nb	Ppm			<10

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Detailed Head Assays	Units	Nkran (1)	Nkran (2)	Adubiaso (3)	Nkran (4)	Adubiaso (7)
Material Characteristics
Ni	Ppm	10		34
P	Ppm	133		396
Pb	Ppm	35		<50
S	Ppm		<100	530	5,200
Stot	%	0.03
Primary S	%	<0.02
Sb	Ppm			<10
Sc	Ppm			12
Se	Ppm			<10
Sn	Ppm
Sr	Ppm	61		118
Ta	Ppm			<20
Te	Ppm			<10
Th	Ppm			<10
Ti	Ppm	618		1,840
U	Ppm			<100
V	Ppm	74		79
Y	Ppm	4		7
Zn	Ppm	36		63
Zr	Ppm	78		120

The results for the oxide ore gave good indication of coarse gold with variable head assays between 0.28 - 6.24 g/t Au. This aligns with the high gravity gold recoveries achieved during the Resolute Mining operation. The Resolute Mining operation regularly achieved gravity gold recoveries of 40%, up to a maximum of 55%. The silver

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assays show low values, indicating that the adsorption, or elution circuits do not need significant excess capacity to allow for silver loadings.

The sulphide sulphur level measured was typical of a highly oxidised ore body. The base metal concentrations were present in relatively low concentrations. The low copper concentrations indicate that the detoxification process will need to be catalysed with copper sulphate, as the natural Cu levels in the ore are unlikely to sustain the detoxification reaction.

Table 13-3: Detailed Head Assay Results for Primary Ore Samples

Detailed Head Assays	Units	Nkran (1)	Nkran (2)	Adubiaso (3)	Nkran (4)	Nkran (6)
Material Characteristics
Au (Average)	g/t	2.40	12.8	3.15	4.48	3.19
Ag	Ppm	1.5		<5.0	1.0	0.5
Al	Ppm	7.06		5.96
As	Ppm	4,240		7,890	4,193	12,698
Ba	Ppm	455		461
Be	Ppm			2
Bi	Ppm	<5		<20	<5
C	%	0.32				0.66
Ca	Ppm	12,035		10,240	16,967
Cd	Ppm	<2		<2	<5
Ce	Ppm				34
Co	Ppm	35		16	17
Cr	Ppm	134		198	217
Cu	Ppm	128		49	81
Fe	%	5.54		3.60	4.01
Hf	Ppm			<20
Hg	Ppm	0.04

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Asanko Gold Mine Phase 1
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Detailed Head Assays	Units	Nkran (1)	Nkran (2)	Adubiaso (3)	Nkran (4)	Nkran (6)
Material Characteristics
K	%	1.90		1.61	2.23
Li	Ppm	42		27
Mg	Ppm	11,535		8,020	12,633
Mn	Ppm	484		284	479
Mo	Ppm	<5		<10	27
Na	Ppm	15,265		14,530	15,167
Nb	Ppm			<10	11
Ni	Ppm	100		44	58
P	Ppm	688		329	340
Pb	Ppm	20		<50	20
S	Ppm		6,550	10,970	9,517	13,360
Stot	%	1.12
Primary S	%	1.02
Sb	Ppm			<10	<5
Sc	Ppm			8
Se	Ppm			<10
Sn	Ppm				<5
Sr	Ppm	270		161	325
Ta	Ppm			<20
Te	Ppm			<10
Th	Ppm			<10
Ti	Ppm	806		1,880	1,056
U	Ppm			<100

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Detailed Head Assays	Units	Nkran (1)	Nkran (2)	Adubiaso (3)	Nkran (4)	Nkran (6)
Material Characteristics
V	Ppm	102		70	95
Y	Ppm	7		5	6
Zn	Ppm	101		64	48
Zr	Ppm	89		110	86

The gold assay results showed significant variation, with results ranging from 0.07 to 34.83 g/t Au, which is indicative of large proportions of coarse gold in the ore. The silver concentrations were similar to those returned for the oxide ore.

The arsenic levels detected in the ore were significant, varying between 780 to 7,890 ppm. A treatment plant will be installed to ensure any offsite water disposal meets Ghanaian standards.

The quantity of sulphide sulphur in the ore samples is indicative of the primary nature of the ore. The base metal concentrations were between 200 to 250 ppm, which is relatively low, but the levels of these metals would need to be monitored during operations. Copper levels were relatively low and it is likely that copper sulphate would be required to catalyse the detoxification process for these ores also.

13.2.3	Comminution Characteristics

Table 13-4 and Table 13-5 below outline the comminution parameters established in the test work from Reports 1, 2, 3, 4, 5 and 7. Comminution test work was carried out to determine the variability in ore crushing and milling characteristics and aid in mill sizing and throughput calculations. Standard Unconfined Compressive Strength (UCS), Bond Ball and Rod Mill Work Index and Abrasion Index Tests were conducted on the ore samples to determine the comminution parameters.

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Table 13-4: Comminution Parameter Results for Oxide Ore

Comminution Characteristics	Units	Nkran (1)	Nkran (2)	Adubiaso (3)	Nkran (4)	Adubiaso (7)
Material Characteristics
UCS (Range)	MPa	3.50-117
UCS (Average)	MPa	60.3			30.0
Rod Mill Work Index (Range)	kWh/t	6.10-11.5				5.10-7.30
Rod Mill Work Index (Average)	kWh/t	8.54				6.20
Ball Mill Work Index (Range)	kWh/t	5.72-17.8		13.4-16.6		5.80-10.7
Ball Mill Work Index (Average)	kWh/t	12.0	19.0	14.7		8.30
Abrasion Index (Range)		0.2227- 0.6866
Abrasion Index (Average)		0.4637

The range of UCS values obtained for the oxide ore were lower than those of the primary ore. The largest value obtained of 117 MPa, falls towards the lower end of the medium / hard ore range of typical UCS values.

The values obtained for the Rod Mill Work Index were lower than those obtained for the primary ore samples, and fall into the soft ore category. The Ball Mill Work Index values were similar to those obtained in the primary ore test work. The average Rod Mill Work Index and Ball Mill Work Index were 7.6 kWh/t and 13.0 kWh/t respectively, which was within the operating work index range experienced during operation of the Obotan Gold Plant.

The Abrasion Index value obtained in the test work is significantly higher than the results obtained for the primary ore values, averaging 0.46. This would have indicated an increase in mill liner and grinding media consumption, compared to the primary ore in operations. When treating oxide ore, the ball consumption rate was 0.48 kg/t, which was significantly lower than the 0.76 kg/t consumption rate when treating primary ore, indicating that the oxide ore Abrasion Index is erroneous.

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Asanko Gold Mine Phase 1
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Table 13-5: Comminution Parameter Results for Primary Ore

Comminution Characteristics	Units	Nkran (1)	Nkran (2)	Adubiaso (3)	Nkran (4)	Nkran (5)
Material Characteristics
UCS (Range)	MPa	15.4-19.9			27.5-35	39-146
UCS (Average)	MPa	18.2			30.8	113
Rod Mill Work Index (Range)	kWh/t	9.15-13.4			14.5-16.8	16.1-16.5
Rod Mill Work Index (Average)	kWh/t	11.0		14.5	15.8	16.3
Ball Mill Work Index (Range)	kWh/t	7.90-10.2	10.7-15.6	13.3-16.7	13.8-16.5
Ball Mill Work Index (Average)	kWh/t	8.95	12.8	14.2	15.3	12.4
Abrasion Index (Range)		0.0782- 0.1557			0.165- 0.172	0.206- 0.229
Abrasion Index (Average)		0.1089			0.1694	0.218

The range of UCS values obtained from the crushing test work indicates that there should be no significant issues with crushing the primary ore, as the highest obtained value was 146 MPa, which falls into the medium / hard ore range of typical UCS values. However, the large degree of variability in the results indicated that the design of the crusher would need to have accounted for potential changes in the friability of the ore. A single toggle Jaw crusher will be sufficient.

While the values obtained for the Ball and Rod Mill Work Indices show a large degree of variance, the range of values obtained fell into the soft to medium / hard range, which is consistent with the UCS values obtained in the test work. The average Rod Mill and Ball Mill Work Indices obtained were 14.50 and 13.14 kWh/t respectively, which fell into the range of operating work indices experienced during Resolute Mining’s operation of the Obotan Gold Plant.

The Abrasion Index values obtained in the test work averaged 0.146, with only slight variation, predicting low mill liner and grinding media consumption. However, during operation the ball consumption rate averaged 0.72 kg/t when treating primary ore, which is indicative that the ore was more abrasive than predicted.

13.2.4	Preg - Robbing Characteristics

Table 13-6 below outlines the preg - robbing test work that was conducted in Reports 1, 2, and 6 on carbonaceous phyllite ore samples. Preg - robbing characteristics are determined by conducting a standard cyanidation test in the absence of carbon, then conducting a second test with activated carbon, and comparing the leach extraction efficiencies. A significant increase in extraction efficiency when activated carbon is present is an indication of potential preg - robbing characteristics in the ore.

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Asanko Gold Mine Phase 1
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Table 13-6: Preg - Robbing Test Work Results for Primary Ore

Preg-Robbing Characteristics	Units	Nkran (1)	Nkran (1)	Nkran (2)	Nkran (2)	Nkran (6)	Nkran (6)
Material Characteristics
Grind Size (P80)	µm	75	75	106	106	106	106
Calculated Head (Average)	g/t Au	3.22	3.69	0.97	1.03	0.64	0.66
Total Leach time	hours	48	48	24	24	48	48
pH Level		10.5	10.5	9.7	9.9	9.9	9.8
Carbon Added	g/L	0	35	0	5	0	50
Residue Grade (Average)	g/t Au	0.03	0.04	0.20	0.23	0.22	0.03
Cyanide Addition	kg/t	5.02	2.90	0.75	0.75	1.37	1.31
Cyanide Consumption	kg/t	2.73	1.79	0.33	0.53	1.17	1.13
Solution %NaCN	% NaCN	0.155	0.076	0.028	0.018
Lime Consumption	kg/t	5.78	6.20	0.50	0.71	0.32	0.33
Final Gold Extraction (Average)%		99.6	99.5	66.8	65.3	65.4	95.2
Extraction Increase (Range)%		0.0		0.0		45.6

The results obtained showed strong variation in the effect of preg - robbing within each of the samples tested. Report 1 showed no significant effects of preg - robbing overall, with minimal variations in the recoveries and tailings grades achieved, the results from Report 2 indicated very inconsistent results with recoveries in some instances being lower in the presence of carbon and overall exhibiting no clear improvement in recovery. Results from Report 6, however exhibited significant preg - robbing tendencies in several samples. The selection of a CIL circuit in the proposed plant design takes into account the potential for preg - robbing characteristics in the Nkran primary ore.

The effect of preg - robbing may have been somewhat mitigated by the CIL circuit design, but preg - robbing does not appear to have been an issue during operation of the Obotan Gold Plant, as the gold recoveries were consistently high, averaging 93.5%, and no issues pertaining to preg - robbing were discussed in the data available to DRA.

13.2.5	Grind Optimisation

Table 13-7 below outlines the results of the grind optimisation test work conducted in Reports 1, 2 and 6. Grind optimisation will generate the ideal grind size based on gravity recovery, leach extraction efficiency and kinetics. Grind optimisation consists of grinding samples across a range of grind sizes, and subjecting them to standardised gravity amalgamation and cyanidation tests to compare the recoveries achievable.

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A cost benefit analysis is also conducted in conjunction to the grind optimisation test, as grinding to a finer size consumes more power in the milling circuit, which can potentially offset the increase in gold recovery achieved. This leads to the determination of the optimum grind size, which maximises the gold recovery whilst consuming the lowest amount of power.

Table 13-7: Grind Optimisation Test Work Results for Primary and Oxide Ore

Grind Optimisation	Units	Primary	Primary	Primary	Oxide
Material Characteristics		Nkran (1)	Nkran (2)	Nkran (6)	Nkran (1)
Grind Size (P80)	µm	63-150	75-106	75-106	63-150
Assay Head (Range)	g/t Au	5.94-9.30	1.92-17.1	19.5-11.2	1.64-3.38
Assay Head (Average)	g/t Au	7.62	7.19	4.50	2.40
Gravity Recovery (Range)%			18.2-52.4	27.2-52.7
Gravity Recovery (Average)%			36.2	43.0
Leach Calculated Head (Range)	g/t Au	5.70-8.60	1.37-2.24	2.69-4.43	2.43-10.3
Leach Calculated Head (Average)	g/t Au	7.22	1.83	3.48	4.05
Overall Calculated Head (Range)	g/t Au		2.28-3.84
Overall Calculated Head (Average)	g/t Au		3.04
Total Leach Time		48	24	48	48
pH Level		10.5	9.9	10.0	10.5
Residue Grade (Range)	g/t Au	0.070-0.25	0.11-0.44	0.10-0.31	0.03-0.38
Residue Grade (Average)	g/t Au	0.14	0.23	0.20	0.10
Cyanide Addition	kg/t	5.0	0.75	1.2	2.0
Cyanide Consumption	kg/t	2.9	0.37	0.93	0.49
Lime Consumption	kg/t	7.5	0.12	0.44	2.8

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Grind Optimisation	Units	Primary	Primary	Primary	Oxide
Material Characteristics		Nkran (1)	Nkran (2)	Nkran (6)	Nkran (1)
Final Gold Extraction (Minimum)%		97.1	80.7	84.2	91.1
Final Gold Extraction (Maximum)%		98.7	93.6	95.4	99.2
Overall Extraction (Minimum)%		94.4	85.7	90.9	88.1
Overall Extraction (Maximum)%		99.3	96.2	97.5	96.6

The obtained results from the grind optimisation tests show a very high degree of variability, which indicates the sensitivity of gold extraction to the grind size. The variation in the assay head of the samples indicates the presence of coarse gold in the samples. This has a direct effect on the gravity recovery that was achieved, as coarse gold is more likely to be recovered to the gravity concentrate. The presence of coarse gold also has a potential effect on the tailings grades achieved, as coarse gold that enters the leaching circuit, may not be fully dissolved in the cyanide solution, which would result in higher solids residue losses reporting to the tailings. However, even with the variation in the results, the overall extractions achieved with the samples were good.

Report 1 showed an abnormally high cyanide consumption rate when compared to the operational figures achieved. The Resolution operation averaged only 0.39 kg/t cyanide addition, which correlates well with two of the results above, but the elevated cyanide consumptions in the remaining reports may have been attributed to excess cyanide dosages to ensure complete gold dissolution.

13.2.6	Gravity Concentration and Cyanidation Test Work

Table 13-8 and Table 13-9 below outline the gravity amalgamation and cyanidation test work results from Reports 1, 2, 3, 4, 7 and 8. Gravity amalgamation and cyanidation tests are conducted after grind optimisation test work, to ensure that the ideal grind size is being utilised. This allows for reagent consumption and addition rates to be controlled to establish the most efficient grinding and leaching circuit configuration.

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Table 13-8: Gravity Concentration and Cyanidation Results for Oxide Ore

Gravity and Leaching Characteristics	Units	Nkran (1)	Nkran (1) Variability Testing	Nkran (2)	Adubiaso (3)	Nkran (4)	Adubiaso (7)
Material Characteristics
P80 Grind Size	µm	106-150	106	75-106	106	106	106
Assay Head	g/t Au	2.27	2.52	4.17	2.52	1.63	1.93
Gravity Recovery	%	61.9	46.3	34.7	61.3	69.8	71.1
Leach Calculated Head	g/t Au	1.21	1.87	3.57	2.26	2.27	0.70
Overall Test Calculated Head	g/t Au	3.34	3.63				3.30
Total Leach time	hours	24	24	24	24	24
pH level		10.5	10.5	9.6	9.6	9.6
Residue Grade	g/t Au	0.12	0.26	0.14	0.070	0.18	0.04
Cyanide Consumption	kg/t	0.14	0.14	0.31	0.53	0.45	0.19
Lime Consumption	kg/t	1.9	1.8	0.56	1.2	0.36	1.37
Leach Gold Extraction	%	90.3		94.3	89.3	74.5	82.5
Overall Extraction	%	96.1	94.9	96.3	95.8	92.3	98.7

The results obtained for the oxide ore samples were more consistent than the primary ore samples, although some variation was still encountered. Generally, the assay head grades and calculated head grades were consistent, but the variability in gravity recovery, which averaged 52.1%, indicates that coarse gold was still present in the ore. During their operation of the Obotan Gold Plant, Resolute Mining achieved an average gravity gold recovery of 35.2 when treating oxide ore.

Leaching extraction still experienced slight variation and averaged 89% (49.2% of total feed gold). This aligned with the figures achieved by Resolute Mining in operations and total recovery achieved during the operation similar to the test work value of 93.5%.

Both cyanide and lime predicted consumption rates were within typical operating ranges, averaging 0.23 kg/t and 1.59 kg/t respectively. Higher cyanide consumption rates were experienced during operation, averaging 0.36 kg/t, but lower lime consumption rates were also achieved, with an average of 1.18 kg/t for the oxide ore.

The test work tailings residue grades were relatively consistent for the oxide ore, averaging 0.13 g/t Au. The tailings losses from the Resolute operation averaged 0.18 g/t Au, but this figure included soluble gold losses. The residue gold loss would have been near the average test work figure.

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Table 13-9: Gravity Concentration and Cyanidation Results for Primary Ore

Gravity and Leaching Characteristics	Units	Nkran (1)	Nkran (1) Variability Testing	Nkran (2)	Adubiaso (3)	Nkran (4)	Abore (8)
Material Characteristics
P80 Grind Size	µm	106-150	106	75-106	106	106	106-4,090
Assay Head		2.27	1.24	29.6	3.02	3.76	2.33
Gravity Recovery	%	15.1	44.4	20.6	59.9	79.9	14.6
Leach Calculated Head	g/t Au	5.84	2.75	10.8	3.22	4.94	1.96
Overall Test Calculated Head		6.92	6.64
Total Leach time	hours	24		24	24	24	48-120
pH level		10.5		9.9	9.8	10.1
Residue Grade	g/t Au	0.52	0.18	2.6	0.12	0.08
Cyanide Consumption	kg/t	0.48	0.49	0.29	0.62	0.27	0.36
Lime Consumption	kg/t	3.8	4.5	0.080	0.67	0.14	0.28
Leach Gold Extraction	%	91.0		73.2	83.6	90.0	70.0
Overall Extraction	%	92.4	95.5	78.8	93.7	98.5	78.0

The results obtained for the primary ore samples showed a significant degree of variability. The assay head grades and calculated head grades exhibited significant variation, which was further indication of the presence of coarse gold, as was the variability in gravity recovery, which averaged 38.5%.

The leaching extraction also exhibited some variation, averaging 81.6% (53.2% of total feed gold). The gravity, leaching and overall recovery achieved by Resolute Mining during their operation of the Obotan Gold Plant when treating primary ore was higher, averaging 45.6%, 83.4% and 93.1% respectively.

Cyanide consumption in the test work was in an acceptable range, averaging 0.41 kg/t whereas lime consumption experienced strong variation, especially in Reports 1 and 2, averaging 1.89 kg/t. The reagent consumption rates during the Resolute plant operation were also lower than the test work figures, averaging 0.39 kg/t for cyanide and 0.80 kg/t for lime.

The gravity and leaching performance of the primary ore is still relatively unknown at depth and as such, further delineation of the gravity and leaching performance at depth should be priority of any new metallurgical test work program.

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13.2.7	Oxygen Uptake

Table 13-10 below summarises the results of the oxygen uptake tests conducted in Report 1. High dissolved oxygen concentrations aid in the kinetics of gold adsorption and provides insight into the propensity for the pulp to absorb oxygen gas if significant oxidation of the sulphide minerals occurs in the pulp. Previous hydrogen peroxide plant trials reported in the September 1998 Operations Report by Resolute Mining Ltd indicated that the solids residue grade dropped by 0.02 g/t Au upon the addition of hydrogen peroxide.

Table 13-10: Oxygen Uptake Results for Primary and Oxide Ore

Oxygen Uptake	Units	Primary	Oxide
Material Characteristics		Nkran (1)	Nkran (1)
Uptake Rate
- 0 Hours	mg/L/min	0.0643	0.00700
- 1 Hour	mg/L/min	0.0254	0.0100
- 2 Hours	mg/L/min	0.0211	0.120
- 3 Hours	mg/L/min	0.0339	0.0860
- 4 Hours	mg/L/min	0.0169	0.157
- 5 Hours	mg/L/min	0.0314	0.0620
- 6 Hours	mg/L/min	0.0200	0.00500

The results above indicate that the oxide and primary ores have similar oxygen demands, resulting in a need for oxygen injection to maintain sufficient dissolved oxygen concentration to allow for consistent gold recovery in the leaching circuit.

13.2.8	Diagnostic Leach Testing

Table 13-11 outlines the results of diagnostic leach tests conducted in Reports 1 and 2. Diagnostic leaching tests were carried out to determine the distribution of gold in the composite ore samples. The ore sample is dissolved in a series of different solvents targeted at the different gold groups that are present in the ore, in order to establish its distribution.

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Table 13-11: Diagnostic Leach Results for Primary and Oxide Ore

Diagnostic Leach	Units	Primary	Oxide
Material Characteristics		Nkran (2)	Nkran (1)
Grind Size	µm	75 - 106	106
Free Gold Distribution (Average)%		67.7	81.5
Slow Leaching (Average)%		4.30
Sulphidic Gold Distribution (Average)%		27.6	13.7
Silicate Gold Distribution (Average)%		0.43	4.7

The results indicate that only a small amount of gold exhibits slow leaching characteristics in the primary ore, which is represented by the high kinetic constants obtained in the carbon loading tests as shown in Table 13-12. The primary ore showed a significant amount of gold associated with sulphide minerals. The mineralogy indicates that the gold associated with sulphide minerals occurs as discrete gold particles of approximately 30 µm and greater.

The oxide ore shows a large distribution of free gold, which explains the higher gravity extractions achieved in the gravity amalgamation tests, as seen in Table 13-8.

13.2.9	Carbon Loading Kinetics

Table 13-12 and Table 13-13 below outline the results of the Carbon Kinetic Tests conducted in Reports 1, 3, 4 and 7. Carbon kinetic values are important to determining the rate at which activated carbon will adsorb gold during the leaching process and the maximum loaded carbon grade that is achievable.

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Table 13-12: Carbon Kinetic Parameters for Primary Ore

Carbon Kinetics - Primary Ore	Units	Nkran (1)	Adubiaso (3)	Nkran (4)
Material Characteristics
Loaded Carbon Grade (Average)	g/t Au		1,475	3,043
Fleming Model Constant - k (Average)		173	50.1	168
Fleming Model Constant - n (Average)		0.700	0.890	0.752

Table 13-13: Carbon Kinetic Parameters for Oxide Ore

Carbon Kinetics	Units	Nkran (1)	Adubiaso (3)	Nkran (4)	Adubiaso (7)
Material Characteristics
Loaded Carbon Grade (Average)	g/t Au		1,408	1,123	797
Fleming Model Constant - k (Average)		148	46.2	204	102
Fleming Model Constant - n (Average)		0.740	0.846	0.675	0.630

The loading constant n experienced very little fluctuation in the primary ore samples, as all tests had good loading capacity. However, the kinetic constant k experienced strong fluctuation between the Nkran and Adubiaso samples. The significantly lower kinetic constant obtained in Report 3 most likely resulted in the much lower loaded carbon grade seen. The variation in the kinetic constant between all the samples indicates that the adsorption efficiency is strongly dependent on the adsorption residence time.

The loading constant n and kinetic constant k for the oxide ore are more variable but similar on average compared to the primary ore.

13.2.10	Rheology Test Work

Table 13-14 outlines the results from the viscosity test work conducted in Report 1. The results of the viscosity test work are used to determine head calculations, pumping velocities and agitation power requirements in the leaching circuit. Two different viscometers were used to conduct the viscosity tests in Report 1, Brookfield and Ferranti.

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Table 13-14: Viscosity Test Work Results for Primary and Oxide Ores

Rheology	Units	Primary	Oxide
Material Characteristics		Nkran (1)	Nkran (1)
Solids Percentage	%	40 - 50	40 - 50
pH Level		10.1	9.8
Brookfield VL Shear Rate - 0.62 (s-1)	cP	576	922
Brookfield VL Shear Rate - 2.51 (s-1)	cP	135	811
Brookfield VL Shear Rate - 12.5 (s-1)	cP	43.0	174
Ferranti Shear Rate - 56.6 (s-1)	cP	11.7	35.5
Ferranti Shear Rate - 84.5 (s-1)	cP	9.70	28.7
Ferranti Shear Rate - 111 (s-1)	cP	7.70	23.5
Ferranti Shear Rate - 141 (s-1)	cP	6.70	19.8
Ferranti Shear Rate - 169 (s-1)	cP	6.00	17.3

13.2.11	Settling Test Work

Table 13-15 outlines the settling test work conducted on Nkran oxide ore in Report 1. The settling test work was conducted upon oxide ore samples from Nkran with the highest clay tendencies, which would be the worst-case scenario for thickener operation. Settling test work aims to predict thickener size based on the settling rate and underflow densities achievable with minimal flocculant addition. Magnafloc 155 was the flocculant used in the test.

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Table 13-15: Settling Test Work Results for Oxide Ore

Settling Test Work	Units	Oxide
Material Characteristics		Nkran (1)
Solids Feed Rate	t/m².h	0.55
Feed Density	% w/w	11
Underflow Density	% w/w	58 - 60
Flocculant Dosage	g/t	20
Overflow Clarity	ppm	<100

The results of the settling test work indicate that reasonable settling rates and underflow densities could be achieved using small dose rates of flocculant. The overflow clarity achieved is also of a good standard.

13.3	Current Metallurgical Test Work on Phase 1 Deposits

13.3.1	Introduction

The following test work was performed by ALS Ammtec, and was controlled by Mr Alan Thompson on behalf of Adansi Gold Company (Gh). Refer to report “Metallurgical Test Work Conducted upon Obotan Ore Samples”, ALS Ammtec, Report No. A13906, February 2012.

The metallurgical test work program commenced in September 2011 and completed in February 2012. There were several main goals of this program:

●	Explore the comminution and leaching characteristics of the Nkran primary ore at greater depth

●	Determine detoxification requirements

●	Provide samples for dynamic thickener sizing test work

●	Determine the primary ore’s susceptibility to pre-concentration using sulphide flotation techniques as a means to reduce specific energy requirements

13.3.2	Composite Samples and Sample Preparation

In order to select suitable samples for metallurgical test work discussions were held with site geological personnel and orebody sections were examined. Suitable existing drill holes, which intersected mineralisation of interest (noting that the focus of the test work programme was to be on the deeper Nkran primary ores), were identified and arrangements made to have the holes twinned. Twinning was particularly required for

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the Nkran samples, as whole core was required to undertake the requisite comminution test work.

Table 13-16 shows the makeup of the composites, the expected assays based on the reference drill holes and the actual head assays achieved.

Table 13-16: Composite Makeup and Au Assay

Composite Name	Blend	Expected Assay	Actual Assay
		Au g/t	Au g/t
Abore Primary ABP-P	40 kg 047	2.77	0.31
	30 kg 049
	13 kg 051
Asuadei Oxide ASP-O	44 kg 041	4.09	2.44
Asuadei Primary ASP-P	38 kg 042	4.22	5.26
Adubiaso Primary ADP-P	41 kg 030	1.56	2.61
	38 kg 031
Nkran Med Deeps NKR-MD	40 kg 080	3.18	5.69
	40 kg 083
Nkran Deeps NKR-D	36 kg 081	3.75	0.73
	44 kg 083
Flotation Composite	10% ABP-P	3.32
	10% ASP-P
	10% ADP-P
	35% NKR-MD
	35% NKR-D

13.3.3	Comminution

The Abore, Adubiaso and Nkran primary composites were subjected to a range of comminution testing.

With the existing significant history of treatment of oxide ores from the Project area and the current mine plan where oxide ores will make up a minor proportion of overall feedstocks, it was not felt to be necessary to investigate comminution characteristics of the oxide composite.

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The Nkran Primary composite samples were subjected to Unconfined Compressive Strength testing, whilst the Abore, Adubiaso and Nkran primary composites were subjected to SAG Mill Comminution (SMC), Bond Rod and Ball Mill Work Index and Bond Abrasion Index testing.

13.3.3.1	Unconfined Compressive Strengths

Sections of whole core were selected from the Nkran core provided and subjected to UCS testing.

Based on the results rock strength can be classified as medium strong to strong. The crushing work index and UCS results indicate that single toggle jaw crushers will be suitable for crushing Nkran primary ores.

Table 13-17: Unconfined Compressive Strengths

Sample	Test	Failure Mode	UCS (MPa)
NKR-D	1	Columnar	94.2
	2	Shear	30.0
	3	Columnar	51.7
	4	Columnar	91.5
	5	Shear	50.7
NKR-MD	1	Columnar	37.0
	2	Columnar	106.5
	3	Shear	34.7
	4	Shear	61.0
	5	Columnar	82.5

13.3.3.2	SMC Testing

SAG Mill Comminution (SMC) tests were performed on Abore, Adubiaso and Nkran primary composite samples.

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Table 13-18: SMC Test Results

Sample	SG	SMC DWi	A	b	ta	t10 @ 1kWhr/t
ABP-P	2.67	7.36	100	0.36	0.35	30.2
ADP-P	2.66	4.69	64.5	0.88	0.55	37.7
NKR-D	2.77	9.01	80.6	0.38	0.29	25.5
NKR-MD	2.76	6.73	59.6	0.69	0.38	29.7

The Nkran and Abore ores fall into the moderately hard to hard categories and exhibit moderate to high resistance to tumbling and impact breakage. Adubiaso ores fall into the moderately soft category.

Table 13-19: Derived Comminution characteristics

Sample	Derived value - A * b
	Value	Category	Rank	Percent
ABP-P	36.0	Hard	951	27.6
ADP-P	56.8	Moderately soft	2,186	63.3
NKR-D	30.6	Hard	520	15.1
NKR-MD	41.1	Moderately hard	1,339	38.8

The rank and percentage referred to in Table 13-19 relate to the JKMRC database of over 11,000 test results, ranked from hardest to softest.

13.3.3.3	Bond Comminution Testing

Bond abrasion, rod and ball mill index tests were performed for the Abore, Adubiaso and Nkran primary composite samples.

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Table 13-20: Bond Test Results

Sample	Ai (g)	BRWi (kWhr/t)	BBWi (kWhr/t @106 micron)
ABP-P	0.361	16.0	14.2
ADP-P	0.206	14.1	11.0
NKR-D	0.243	17.2	13.7
NKR-MD	0.188	16.9	15.0

Results from the Bond Comminution testing are consistent with the results from the SMC testing, i.e. the ores exhibit moderate to high resistance to breakage and abrasion.

13.3.4	Gold Recovery Test Work

13.3.4.1	Head Grades

Head assays for the composite and variability leach samples are summarised in Table 13-21.

The reported head grades of the Abore and Nkran Deeps composites are an order of magnitude lower than the expected head grades derived from the equivalent intersections in the twin holes.

Table 13-21: Head Assays

Sample	Au (ppm)	Ag (ppm)	As (ppm)	Corg (ppm)	Stot %	Sulphide %
ASP-P	5.26	0.9	6,200	0.18	0.84	0.76
ABP-P	0.31	0.5	2,110	<0.03	0.16	0.12
ADP_P	2.61	0.6	1,920	0.27	0.32	0.32
NKR-D	0.73	<0.3	1,480	0.06	0.56	0.5
NKR-MD	5.69	1.1	2,340	0.09	0.52	0.48
ASP-O	2.44	0.7	1,770	0.18	<0.02	<0.02

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13.3.4.2	Gravity Concentration

20 kg of each composite (30 kg for NKR-D and ASP-O) was ground to an estimated P80 of 150 micron and then passed through a Knelson concentrator. The concentrate recovered in the Knelson concentrator was then subjected to a 24 hour intensive cyanide leach under the following conditions:

●	5% NaCN

●	2% Leachwell

●	0.7% NaOH

Final leach solutions were assayed for Au, Ag and Cu and overall recoveries via the gravity stage calculated on this basis. It should be noted that there was poor agreement between assay and calculated heads indicating the presence of coarse free gold. Gravity recoveries based on calculated head grades for Nkran and Adubiaso samples are an order of magnitude higher than those achieved operationally and should be regarded with some caution.

Gravity recoveries, based on calculated head grades are summarised in Table 13-22 below.

Table 13-22: Gravity Recoveries

Composite	Gravity Recovery % based on Calculated Head Grade
ASP-P	35.0
ABP-P	53.9
ADP_P	70.6
NKR-D	75.7
NKR-MD	82.5
ASP-O	38.5

13.3.5	Sighter Flotation Test Work

A primary ore composite of 20 kg was made up of the following:

●	10% by mass ASP-P

●	10% by mass ABP-P

●	10% by mass ADP-P

●	35% by mass NKR-D

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●	35% by mass NKR-MD

This composite represents the approximate proportions of the various ore types contained within the preliminary resource.

The sample was subjected to sighter flotation test work to determine if a gravity / flotation / fine grind / concentrate leach process route could possibly be used to process primary ores mined at the Project. No attempt was made to optimise the process with the aim being to determine maximum gold extraction possible.

Testing was conducted under the following conditions:

●	20 kg of each individual composite was ground to an 80% passing size of 150 micron, then passed through a Knelson concentrator with concentrate subjected to cyanidation leaching

●	The gravity tails were then blended according to the above to provide a “life of mine” primary ore composite

●	The composite was subjected to flotation testing leach at 45% feed solids concentration under the following conditions

o	Conditioning with 100 g/t CuSO4, 75 g/t A404 Promoter and 25 g/t PAX

o	5 concentrates removed at durations 2, 2, 4, 8 and 8 minutes with further PAX dosages of 20, 15,10, and 5 g/t for concentrates 1 through 4

o	Frother (MIBC) was dosed at 35 g/t prior to removal of concentrate 1 and a further 10 g/t prior to removal of concentrates 4 and 5

●	The concentrates were combined and ground to a nominal 30 micron and subjected to a 24-hour leach at an initial NaCN level of 0.5%, maintained at +0.25%. Flotation tailings were subjected to a 24-hour leach at an initial NaCN level of 0.035%, maintained at 0.015%

Results are summarised in Table 13-23 below.

Table 13-23: Flotation / Leach Test Work

Sample	Gravity Recovery % of total gold	Flotation Recovery % of total gold	Flotation concentrate leach recovery % of total gold	Flotation tail leach recovery % of total gold	Final tail % of total gold
Primary Ore Composite	76.4	19.3	18.4	3.3	1.9

The test work indicates the flotation route does provide a processing alternative for gold recovery.

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13.3.6	Leach Test Work

Tailings from gravity test work were ground to a P80 of 106 µm and subjected to cyanide leaching under the following conditions:

●	24 hour leach at 40% solids

●	NaCN dosage of 0.5 kg/t to oxide composite and NaCN level maintained at >0.02%

●	NaCN dosage of 1.0 kg/t to primary composites and NaCN level maintained at >0.04%

●	Samples taken at 2, 4, 8 and 24 hours

●	Oxygen sparging throughout the test

Results from the leach test work are summarised in Table 13-24 below.

Table 13-24: Leach Test Work Results

Sample	Leach Extraction % Au	Overall Extraction % Au	NaCN Consumption Kg/t	Lime Consumption Kg/t
ASP-P	91.4	94.4	0.34	0.29
ABP-P	78.9	90.3	0.27	0.25
ADP_P	70.6	91.4	0.54	0.27
NKR-D	91.5	98.0	0.12	0.49
NKR-MD	90.0	98.2	0.47	0.26
ASP-O	87.2	92.1	0.43	2.11

Results are generally in line with past operational experience, although impacted in a number of cases by poor agreement between assay and calculated head grades. There appears to be little reason to believe the deeper Nkran primary ores will perform any differently, metallurgically, than those processed during Resolute’s period of ownership.

The test work did not include quantification of the use of lead nitrate, which had been successfully trialled in the Resolute operation. Lead and other divalent metal cations can have a positive effect on gold dissolution rate, reducing a passivation effect that occurs on gold surfaces. This passivation is thought to be accelerated in the presence of sulphide ions.

Lead nitrate addition has not been included in the Project design due to the lack of test work data. An increased oxygen addition rate has been included in the design to increase leach kinetics.

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13.3.7	Detoxification

Detoxification test work was carried out on the leach effluent samples from tests BK86 (Oxide composite No. 6, taken from Asuadai) and BK95 (Primary composite No. 4, taken from Nkran Deeps ore) using the SO2/air process. SO2 was added in the form of sodium metabisulphite (SMBS) aqueous solution. The tests were conducted at a pH of 8.5 by addition of either lime or sulphuric acid as required.

The results of this test work are presented in Table 13.25 below.

Table 13-25: Detoxification Test Results

Test no	pH	Retention time	Reagents used			Feed Effluent CNP	Treated effluent CNP	Treated Effluent CNTOT
		min	SO2	Cu 2+	Lime	mg/L	mg/L	mg/L
BK 86 (Oxide composite #6)
D1	8.76	59.04	2.04	76	0	107	26.6	27.8
D2	8.69	58.32	2.52	75	0	107	23.3	24.4
D3	8.72	59.09	3.06	76	0	107	5.7	6.2
D4	9.13	59.09	1.90	36	0	107	13.2	14.6
BK95 (primary composite #4)
D7	8.50	55.81	1.71	28	1.56	186	26.2	61.5
D8	8.70	57.04	1.99	29	0.80	186	4.40	23.4
D9	8.57	44.96	2.20	28	0.79	186	10.4	38.5
D10	9.55	60.32	1.79	30	0	186	133	202

The test work both on laboratory bench and bulk scale was successful for the oxide sample, requiring an SO2 CN ratio of 1.9-2.0 g SO2 / g CN to successfully lower CN levels below the target of 50 ppm.

A copper dosage of 36 ppm was sufficient in eliminating dissolved iron; a lower copper dosage may still have achieved this, as little iron was present in the feed solution.

Lime was not required as the process operated effectively at the natural pH.

The primary ore sample required a similar SO2 CN ratio of 1.9-2.0 g SO2 / g CN to successfully lower CN levels below the target of 50 ppm.

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A copper dosage of about 30 ppm was used in this test work, however residual iron remained in the solution, and higher copper additional rates will therefore be used in design.

The lime dosage requirement was less than 1.0 g/g SO2.

The bulk detoxification test work failed to reflect the smaller scale test and did not reduce WAD CN levels below the target of 50 ppm. It is unclear why the bulk test was unsuccessful.

The detoxification test work did not include tracking arsenic deportment through the process. It is possible to achieve arsenic precipitation to a stable compound by the addition of ferric sulphate and copper sulphate under controlled pH.

13.3.8	Thickening

Thickening test work was carried out by Outotec, using the 99 mm Diameter Supaflo High Rate Thickener test rig on oxide and primary composite samples obtained from the bulk cyanidation tails.

The oxide test conditions were:

Table 13-26: Thickener Test Conditions

Parameter	Oxide sample	Primary composite 2	Primary composite 5
Temperature	Ambient (~24 °C)	Ambient (~24 °C)	Ambient (~24 °C)
Density	1.1070 g/mL	1.1053 g/mL	1.1072 g/mL
Solids SG	2.81 t/m3	2.74 t/m3	2.82 t/m3
Feed solids content	15 % solids (w/w)	15% solids	15% solids
pH	9.2	10.0	10.1
Sizing P80	106 μm (provided by customer)	106 μm	106 μm
	62.5 μm (measured, CSIRO)	125 μm	125 μm
Solids phase Composition	Oxide tailings	Primary tailings	Primary tailings
Liquid phase Composition	Perth tap water	Perth tap water	Perth tap water
Corrosive Elements	Nil	Nil	Nil

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13.3.8.1	Flocculant Selection

Flocculant selection indicated that the oxide and primary samples provided different results with different flocculants. HP 800 at a dose of between 30 and 40 g/t was selected as the ideal flocculant for the primary ore samples, while the oxide sample achieved the best results from Magnafloc 342 at a dose of 20 g/t.

13.3.8.2	Dynamic Testing Results

The test work on the gold tailings samples showed that the material could be successfully thickened.

The oxide tailings sample test work was conducted at a low flux rate of 0.50 t/(m2h) and reached a density of 55.9 % solids (w/w) with an overflow clarity of < 100 mg/L suspended solids using 20 g/t of flocculant.

The primary tailings composite two sample test work was conducted at a flux rate of 1.50 t/(m2h) and reached a density of 59.6 % solids (w/w) with an overflow clarity of 290 mg/L suspended solids using 45 g/t of flocculant.

The primary tailings comp five sample test work conducted at a flux rate of 1.50 t/m2·h) reached a density of 59.9 % solids (w/w) with an overflow clarity of 230 mg/L suspended solids using 30 g/t of flocculant.

The recommended design criteria from Outotec are provided in Table 13-27.

Table 13-27: Outotec Thickener Design Criteria

Process Stream	Oxide Tailings	Primary Tailings Comp 2	Primary Tailings Comp 5
Solids feed rate (t/h)	435	343	343
Solids loading (t/m2·h)	0.50	1.50	1.50
Feed slurry density (% solids (w/w))	15	15	15
Slurry pH	9.2	10.0	10.1
Flocculant dosage (g/t)	20	50	30
Underflow density (% solids (w/w)	56 – 59	59.5 - 62.5	60 - 63
Overflow clarity (mg/L)	< 100	< 250	< 250
Required thickener diameter (m)	34	18	18

The higher than desired overflow suspended solids may be overcome with higher flocculant dosages, however, this, in combination with a lack of clarity about the feed blends to the plant during the study design stage, have led to the adoption of a more conservative flux rate than indicated by the test work.

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13.4	Metallurgical Testwork on Esaase Deposit

The 2011 PFS for the Esaase Project was based on an open pit mining methodology with an associated “whole-ore” leach processing plant. The study included initial mill throughputs of 9Mtpa reducing to 7.5Mtpa once mining of the fresh zone began. The 2011 PFS resulted in a positive NPV for the Project but additional studies indicated that better economic outcomes could be achieved with alternative process design methodologies. As a consequence, Asanko Gold completed a Concept Study in August 2012 with a revised project scope which included a flotation process in contrast to the “whole-ore” leach used in the 2011 PFS. The Concept Study indicated that an improvement of approximately USD80m could be achieved on the Project NPV. In September 2012 Asanko Gold appointed DRA to undertake the revised, update 2013 PFS.

13.5	Previous Metallurgical Testwork and Processing Studies

The Coffey Mining/Lycopodium 2011 study included four phases of testwork, including mineralogy, and testing of processes for oxide, transitional and fresh ore types. The gold appears to be generally free milling and coarse enough for mill/gravity recovery of a significant component, however there is a fine grained component included within sulphide particles which was shown to be less amenable to conventional processing.

A summary of the four phases of metallurgical testwork undertaken for the 2011 PFS, the results of the testwork and the consequential design modifications are summarised in Table 13-28.

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Table 13-28: Summary Previous Metallurgical Testwork Phases I to IV

PHASE	TESTWORK SCOPE	SAMPLES	TESTS	RESULTS	COMMENTS
Phase I (2008 - 2009)	Diagnostic testing of oxide, transition and fresh ore not aimed at plant design criteria	Individual core sections	Cyanide leach tests at a grind of 80% passing 45 µm - residence time 48 hrs	Recovery oxide -91.0% Recovery transition 71% Recovery Fresh 54.-%	Low recoveries in fresh and transition due to coarse gold and indicated the need to include gravity recovery
			Cyanide leach tests at a grind of 80% passing 150 µm for gravity/flotation circuit with leaching of the tailings	Increase in overall recovery to 92%
			Cyanide leach tests at a grind of 80% passing 75 µm for gravity/flotation circuit with leaching of the tailings	Increase in overall recovery to 97%
Phase II (2009)	Develop Concept Study process flowsheet comprising comminution, gravity concentration and CIL on gravity tailings -48hr residence time. Variability between fresh and oxide	Composite samples of remaining core from Phase I - two composite samples one of of fresh and the other of oxide	Cyanide leach tests at a grind of 80% passing 150 µm - gravity concentration followed by and CIL (48hr residence time) on tailings	Recovery oxide -94.80% Recovery Fresh 95.5%	Gravity concentration did not include Mozley tabling and therefore the recoveries are considered to be overstated
			Cyanide leach tests at a grind of 80% passing 75µm - gravity concentration followed by CIL (48hr residence time) on tailings	Recovery oxide -96.9% Recovery Fresh 97.0%

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PHASE	TESTWORK SCOPE	SAMPLES	TESTS	RESULTS	COMMENTS
Phase III (2009 - 2010)	Detailed design parameters for fresh and oxide ore types. Process included comminution, gravity concentration, leaching of gravity concentrate and CIL on tails	Representative composites and individual PQ sized intercepts at differing strike positions and depths	Grind size optimisation studies	Optimum of 80% passing 150 µm
CIL optimisation comparing 24hr residence time, NaCl addition to maintain 500 mg/L in solution and pulp density of 50% solids
			Whole ore CIL without gravity	Reduced recoveries due to coarse gold
			Gravity concentration revised to upgrade Knelson concentrate using Mozley concentrator	Results presented in Table 13-29. The reduced recoveries were attributed to un-liberated gold in the Mozley tailings	Conclusion that grinding the Mozley tails would improve recovery
			Variability testing on optimised conditions for oxide, transition and fresh	Results presented in Table 13-29. Focus to be on identifying process techniques that could recover the equivalent of Mozley tails	Resultant enhanced gravity separation test work phase which looked at Wilfley table testing and flotation

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PHASE	TESTWORK SCOPE	SAMPLES	TESTS	RESULTS	COMMENTS
Phase IV	Addition to Phase 111 with ‘extended gravity’ to improve recovery of ultrafine sulphide associated gold. The process flow included comminution, gravity concentration and leaching of gravity concentrate, gravity concentration of mill product with spirals and CIL on thickened spiral concentrate	Remaining material from Phase III	Grind size optimisation studies	Optimum of 80% passing 106 µm	DRA considers more significant benefit to recovery at a target grind size of 80% passing 75 μm which was most apparent for the oxide material
			Gravity circuit that included enhanced gravity separation using a Wilfley table to replicate spirals	Enhanced gravity circuit
Enhanced gravity circuit tested to define the CIL parameters at 24 hr residence time, NaCl addition to maintain 350mg/L in solution and pulp density of 50% solids
			Variability testing on enhanced gravity flowsheet and optimised conditions for oxide, transition and fresh material	See Table 13-29

Source : DRA 2013, Coffey/Lycopodium 2011

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Table 13-29 : Phase 111 Variability Testwork Results for Fresh and Oxide Material

Sample Id	Calculated Head Grade (G/T)	Mozley Au Recovery (%)	Knelson And Mozley Tailinings Cil		Overall Extraction (%)	Nacn (Kg/T)	Lime (Kg/T)
			Extraction (%)	Residue (G/T)
KEDD 721 Fresh	0.37	43.20	40.50	0.06	83.78	1.18	0.16
KEDD 723 Fresh	2.85	80.00	15.40	0.13	95.44	0.77	0.17
KEDD 729 Fresh	0.22	18.20	63.60	0.04	81.82	0.89	0.10
KEDD 751 Fresh	0.69	4.30	82.60	0.09	86.96	0.87	0.09
KEDD 753 Fresh	0.95	28.40	57.90	0.13	86.32	0.95	0.09
KEDD 754 Fresh	0.56	30.40	55.40	0.08	85.71	1.05	0.15
KEDD 763 Fresh	0.43	20.90	58.10	0.09	79.07	0.90	0.09
KEDD 536 Fresh	0.98	3.10	74.50	0.22	77.55	1.02	0.12
KEDD 537 Fresh	1.10	24.50	42.70	0.36	67.27	1.05	0.11
KEDD 538 Fresh	0.76	9.20	72.40	0.14	81.58	0.88	0.12
KEDD 539 Fresh	1.20	2.50	84.20	0.16	86.67	0.84	0.10
KEDD 540 Fresh	0.96	37.50	50.00	0.12	87.50	0.83	0.09
KEDD 541 Fresh	1.11	34.20	50.50	0.17	84.68	0.88	0.10
KEDD 542 Fresh	1.17	8.50	75.20	0.19	83.76	0.80	0.10
KEDD 552 Fresh	1.70	30.00	55.30	0.25	85.29	0.84	0.11
KEDD 657 Fresh	0.98	19.40	67.30	0.13	86.73	0.85	0.21
KERC 671 Fresh	1.19	2.50	76.50	0.25	78.99	0.90	0.11
KEDD 946 Fresh	0.42	2.40	69.00	0.12	71.43	0.89	0.07
KEDD 947 Fresh	1.47	2.70	91.20	0.09	93.88	0.78	0.05
KEDD 419 Fresh	0.79	1.30	74.70	0.19	75.95	0.81	0.12
KEDD 552 Fresh	0.59	32.20	57.60	0.06	89.83	0.67	0.11
KEDD 582 Fresh	0.94	31.90	52.10	0.15	84.04	0.75	0.33
KEDD 760 Fresh	1.36	32.40	59.60	0.11	91.91	0.98	0.20

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Sample Id	Calculated Head Grade (G/T)	Mozley Au Recovery (%)	Knelson And Mozley Tailinings Cil		Overall Extraction (%)	Nacn (Kg/T)	Lime (Kg/T)
			Extraction (%)	Residue (G/T)
KEDD 831 Fresh	0.96	5.20	86.50	0.08	91.67	0.75	0.11
KERC 221 Fresh	1.14	56.10	36.00	0.09	92.11	0.78	0.12
KERC 281 Fresh	0.97	43.30	44.30	0.12	87.63	0.87	0.15
KERC 504 Fresh	0.45	4.40	57.80	0.17	62.22	0.92	0.14
KERC 243 Fresh	1.00	39.00	46.00	0.15	85.00	0.76	0.13
KERC 244 Fresh	0.49	2.00	77.60	0.10	79.59	0.82	0.12
KERC 245 Fresh	0.86	27.90	52.30	0.17	80.23	0.70	0.42

KEDD 721 Oxide	0.76	11.80	56.60	0.24	68.42	0.90	0.35
KEDD 723 Oxide	1.52	21.10	59.90	0.29	80.92	0.87	0.30
KEDD 729 Oxide	1.70	58.20	28.80	0.22	87.06	0.92	0.16
KEDD 722 Oxide	1.91	23.60	64.90	0.22	88.48	0.83	0.21
KEDD 724 Oxide	0.73	32.90	57.50	0.07	90.41	0.85	0.32
KEDD 727 Oxide	1.20	14.20	78.30	0.09	92.50	0.83	0.19
KEDD 728 Oxide	0.71	5.60	70.40	0.17	76.06	0.62	0.16
KEDD 730 Oxide	0.92	27.20	57.60	0.14	84.78	0.92	0.19
KEDD 749 Oxide	0.99	25.30	59.60	0.15	84.85	0.85	0.37
KEDD 750 Oxide	1.15	25.20	64.30	0.12	89.57	1.12	0.20
KEDD 751 Oxide	0.72	41.70	50.00	0.06	91.67	0.93	0.17
KEDD 752 Oxide	0.85	25.90	63.50	0.09	89.41	1.36	0.35
KEDD 763 Oxide	1.66	18.70	55.40	0.43	74.10	0.85	0.20
KERC 581 Oxide	0.71	40.80	45.10	0.10	85.92	0.98	0.67
KERC 649 Oxide	1.78	23.00	61.20	0.28	84.27	1.07	0.91
KERC 660 Oxide	2.30	23.90	60.90	0.35	84.78	0.96	0.13
KERC 746 Oxide	1.13	18.60	54.90	0.30	73.45	0.88	0.13

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Sample Id	Calculated Head Grade (G/T)	Mozley Au Recovery (%)	Knelson And Mozley Tailinings Cil		Overall Extraction (%)	Nacn (Kg/T)	Lime (Kg/T)
			Extraction (%)	Residue (G/T)
KEDD 946 Oxide	0.93	10.80	62.40	0.25	73.12	1.07	0.27
KEDD 419 Oxide	0.35	8.60	60.00	0.11	68.57	0.95	0.61
KERC 221 Oxide	0.53	7.50	79.20	0.07	86.79	0.88	0.37
KERC 281 Oxide	0.69	7.20	76.80	0.11	84.06	0.97	0.28
KERC 504 Oxide	0.66	43.90	40.90	0.10	84.85	0.79	0.22
KERC 243 Oxide	1.89	5.30	77.20	0.33	82.54	1.04	0.86
KERC 245 Oxide	0.59	25.40	57.60	0.10	83.05	1.02	1.40
KERC 310 Oxide	0.45	0.00	73.30	0.12	73.33	1.27	1.03

Source: DRA 2013; Coffey Mining Lycopodium 2011

Table 13-30 : Phase 1V Metallurgical Testwork Summary Results

Material Type	Head Grade (g/t Au)	*Plant Gold Recovery (%)	**CIL NaCN (kg/t)	LIME (kg/t)
Oxide	1.051	92.80%	0.40	0.52
Transition	1.093	92.10%	0.43	0.60
Fresh	1.084	89.70%	0.54	0.68

Source : DRA 2013; Coffey Mining Lycopodium 2011

*	Includes a recovery discount for scale-up and solution gold losses in full scale plant operations

**	NaCN consumption excludes cyanide required for leaching gravity and spiral concentrates

As a result of the four phases of testwork the final 2011 process was specified to include Semi Autonomous Grinding mill (SAG) and secondary ball milling, gravity gold recovery from the milling circuit and spiral concentration of the milled product, at a grind dependant on ore type. The spiral concentrate would then be reground and recombined with the spiral tail for thickening and CIL gold recovery to improve cyanide amenability of the ultrafine locked component. The metallurgical circuit comprised the following components:-

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●	Crushing

●	Milling with gravity recovery;

●	Spiral concentrators;

●	Spiral concentrate re=grind;

●	CIL on spiral concentrate and tailings; and

●	Elution and electrowinning.

13.6	Metallurgical Testwork Programme Phase V

Subsequent to the 2011 PFS, a fifth phase testwork programme was designed to quantify the metallurgical recovery that could be achieved through the combination of:

●	Gravity recovery within the milling circuit

●	Flotation recovery on the gravity tailings and

●	A leach on the flotation concentrates

The selection of the optimum grind size for the primary grind is crucial to any gold process flow sheet as it sets the first limitation with regards to gold recovery thereafter. During Phase III a grind optimisation trade off study (Table 13-28) suggested that a target grind of 80% passing (P80) 150 μm, was adequate for the circuit which was revised to P80 = 106 µm during phase IV. All subsequent testwork for Phase V was performed at P80 = 75 µm as the evidence supported the benefit of a finer target grind size.

Amdel Metallurgical Laboratories (Amdel) in Perth was commissioned to complete the Phase V testwork, based on remaining core from the previous Phase III and IV test work campaigns. In Phase V the following ore types were defined:

●	Laterite

●	Oxide

●	Transitional; and

●	Fresh

The 2013 PFS testwork utilised remnants of the initial testwork core samples to reinvestigate the option of gravity/float/CIL processing and to address the issue of grind size in more detail.

13.6.1	2013 Testwork Scope for Phase V

The Phase V testwork scope was designed with the objective of completing all metallurgical testwork required to verify the flotation recovery and process design parameters in order to finalise the process flow sheet, size mechanical equipment and determine plant capital and operating costs. The programme included the following:

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●	Flotation testwork to evaluate plant recovery on oxide, transition and fresh material

●	Comminution testwork on oxide, transition and fresh material– grindmill tests

●	Gravity recovery testwork and leaching of gravity concentrates on oxide, transition and fresh material

●	CIL test work on flotation concentrates at fine grind on fresh material

●	Whole-ore CIL test work on gravity tailings on oxide, transition and fresh material

●	Evaluation of flotation and CIL reagent consumptions

●	Continuous cyanide destruction and arsenic removal test work; and

●	Flow chart for the optimisation phase metallurgical test programme

13.6.2	Comminution Testwork Results Phase V

A comminution tests using Sag Mill Comminution test (SMC), Abrasion Index and Bond Ball Work Index (BBWi) characterised breakage function for three ore composites namely; fresh, transition and oxide material. Previous specific rates of breakage had been benchmarked with similar deposits but grindability testwork in 2012–2013 was conducted at Amdel, using new grind mill apparatus, to obtain specific peak rates of breakage trends for three composited samples.

Normally a 12% order of magnitude spread for breakage rates is typical for BBWi tests, but the Esaase testwork variation 23% averaged 11.6±2.6 kWh/t. (11.8 kWh/t “S-curve” averaged) indicating a high degree of hardness variation. Population balance modelling was used to conduct simulations with the aim of establishing the performance at a full-scale plant size in order to achieve a target mesh of grind of 80% minus 75 µm, as determined from evaluation of the Phase I – IV testwork. Based on this modelling, the net specific energy requirement was determined to be 16 kWh/t when treating fresh material and 13.8 kWh/t when treating oxide material.

13.6.3	Gravity Recovery Results Phase V

Gravity recovery testwork for each material type followed by flotation testing conducted on the gravity tailings. A summary of the gravity recovery results for each ore type and composite samples representative of run-of-mine (RoM) material are presented in Table 13-31

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Table 13-31. Composite samples A40, A100 and B40 were most representative of the mine blend.

Table 13-31 : Gravity Concentration Results on Composite Samples

Composite	Calculated Head Grade (g/t)	Combined Tailings Assay (g/t)	Au Recovery (%)	Average Gold Recovery (%)
Laterite	0.69	0.58	13.4 - 19.7	16.54
Oxide	1.51	1.01	26.7 - 38.3	32.8
Transition	1.51	0.81	27.3 - 52.7	46.1
Fresh	2.09	1.26	31.2 - 48.3	39.9
A40	1.54	1.05	31.90
A100	1.05	0.93	11.80
B40	1.92	1.65	14.20
C40	1.56	0.95	39.20

Source: DRA 2013

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13.6.4	Batch Flotation Results - 2013

Flotation tests were carried out on each of the different material types and process engineers from DRA were present to witness the flotation tests. The initial reagent suite used for the flotation tests was based on the conclusions drawn from the Phase IV test work. The results of the testwork are summarised in Table 13-32.

The calculated gravity feed grade was in good agreement with the measured gravity grade.

13.6.5	Bulk Flotation Results - 2013

Bulk flotation test were carried out on each of the different material types, as well as composite samples representing RoM mine blends. The results of the testwork are summarised in Table 16-33.

The oxide material bulk flotation tests had higher residue grades and lower flotation recovery than the batch flotation tests at a reduced mass pull of 5%. The transition material bulk flotation tests had a residue grade and recovery similar to that obtained in the batch flotation testing at a lower mass pull of 8.8%. The fresh material bulk flotation tests had poor accountability but produced a residue grade similar to that achieved in the fresh batch flotation tests.

The composite RoM bulk flotation tests had poor accountability and two of the four composites were excluded. A single test result indicated that a flotation recovery of

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84.4% could be achieved; however the overall recovery for this test was lower than expected due to a low gravity recovery of only 11.8%.

13.6.6	Flotation Concentrate Leach Test Results

Carbon in Leach (CIL) tests were conducted on the fresh ore flotation concentrates at the “as floated” grind of 45 µm and a target grind of 25 μm. The fresh ore flotation concentrate was the only ore type tested as this would be regarded as the “worst” case leach conditions. The results of the series of tests at various conditions are presented Table 13-34.

The inclusion of pre-oxidation in the tests with “diesel and carbon added at the start of the leach” ( Tests 1 and 2 Table 13-34) did not indicate any recovery improvement as the residue grades are very similar, namely 0.46 g/t and 0.47 g/t respectively.

The lowest gold extraction was achieved for Test 4 in which no carbon was added. In Test 3 in which carbon was only added after 4 hours indicated a gold extraction of 84.7% which was significantly lower than the 92.0% - 94.7% extraction achieved for the tests in which carbon was added at the start of the leach.

The CIL test conducted with carbon at t=0 and 100g/t diesel, but at a target grind of 80% passing 25μm (Test 6 Table 13-34), indicated that a residue grade of 0.15 g/t could be achieved with an equivalent gold recovery of 96.6%. This indicated a recovery benefit of 3.4% as compared to the “as floated” concentrate grind at 80% passing 45 μm.

For the purpose of estimating plant recovery a CIL tails residue grade of 0.15 g/t was used, this is the residue achieved at a concentrate grind of 80% passing 25 μm in Test 6, for this reason the current flow sheet includes a regrind Vertimill.

Cyanide consumptions inTable 13-34 will not be indicative of actual plant requirements and in order to provide an estimate of plant operating costs, a cyanide consumption of 8 kg/t was used as the estimated consumption after 16 hours of leaching.

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Table 13-32 : Batch Flotation Results on Gravity Tailings

Feed Material	Gravity Feed				Flotation Feed			Overall Recovery (%)	Flotation Mass Pull (%)
	Grade Assay (g/t)	Calculated Grade (g/t)	Recovery (%)	Grade Tailings (g/t)	Calculated Grade (g/t)	Grade Tailings (g/t)	Recovery (%)
Oxide	1.57	1.40	27.80	1.01	0.55 - 1.14	0.18 - 0.25	75.70 - 79.60	83.70 - 86.70	10.20 - 12.90
Transition	1.06	1.40	41.80	0.81	0.78 - 0.92	0.10 - 0.16	82.00 - 89.00	90.20 - 93.60	10.10 - 17.20
Fresh	1.89	1.84	31.60	1.26	1.04 - 1.29	0.05 - 0.12	91.80 - 96.00	94.40 - 97.50	8.80 - 13.70

Source : DRA 2013

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Table 13-33 : Bulk Flotation Results on Gravity Tailings

Feed Material	Gravity Feed			Flotation Feed			Overall Recovery (%)	Flotation Mass Pull (%)
	Calculated Grade (g/t)	Recovery (%)	Grade Tailings (g/t)	Calculated Grade (g/t)	Grade Tailings (G/T)	Recovery (%)
Oxide	1.68	38.3	1.04	0.99 - 1.04	0.36 - 0.37	64.50 - 67.30	79.10 - 79.70	5.10 - 5.40
Transition	1.5	52.7	0.71	0.71	0.16	79.40	90.30	8.80
Fresh	1.26	48.3	0.65	1.37	0.15	90.00	89.10	8.80
RoM Composite	1.05 - 1.56	11.80 - 39.20	0.93 - 0.95	0.84 - 0.89	0.14 - 0.18	81.40 - 84.40	87.50 - 89.30	6.50 - 7.80

Source : DRA 2013

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Table 13-34 : Fresh Material Concentrate Leach Test Summary

Test Conditions							Results
High Shear Preoxidation (hrs)	CIL Leach (hrs)	Carbon (g/L)	Carbon Added @ hrs	Lead Nitrate (g/t)	Diesel (g/t)	80% Passing (µm)	CIL Calculated Head Grade (Au g/t)	Residue Au Grade (g/t)	CIL Extraction (%)	NaCN (kg/t)	Lime (kg/t)
0	24	20	t=0hrs	50	100	45	6.72	0.46	93.15	12.85	0.44
4	24	20	t=0hrs	50	0	45	5.86	0.47	91.98	9.58	3.37
4	24	20	t=4hrs	50	0	45	5.22	0.8	84.68	11.72	5.79
4	24	0	none	50	0	45	5.32	1.18	77.8	8.39	4.19
4	24	20	t=0hrs	50	100	45	6.36	0.34	94.65	13.67	5.94
4	24	20	t=0hrs	50	100	25	4.35	0.14	96.55	15.7	5.88

Source : DRA 2013

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Further testing is required in order to improve definition of the expected recovery, reagent consumption and design parameters for the concentrate CIL circuit. The following needs to be addressed in the next phase of testing:

●	Confirmation of CIL recovery at a target grinds of 80% passing 25μm, which the inclusion of gravity concentration on the flotation concentrate;

●	Cyanide optimisation as the current phase of testing indicated excess cyanide addition; and

●	Determination of the expected lime consumption as Phase V pH control was not optimised and this resulted in excessive lime consumption.

13.6.7	Whole-ore Leach Test Results

The whole-ore tests were aimed at determining the expected CIL recovery for each material type at a grind of 80% passing 75 μm, to assess the benefits of high shear pre-oxidation on recovery and establish if preg-robbing was present as indicated in the Phase III testing. These tests were specifically aimed at comparing the overall gravity-CIL recovery to that obtained for the gravity-flotation-CIL tests. The test conditions were evaluated for a 24 hour residence time at 40% solids and a target leach pH of 10.0 - 10.5 for all tests. Tests 1- 4 were conducted without high shear pre-oxidation and tests 5- 8 were conducted with the inclusion of high shear pre-oxidation. The results for the three material type are presented in Table 13-35.

13.6.8	Oxide Material Whole-ore Leach

The oxide material CIL test results are presented Table 13-35.

The test results for the pre-oxidised material, Tests 5 to 8 in Table 13-35, showed that without carbon (Test 7) the CIL residue grade was 0.106g/t with a CIL gold recovery of 85.6%, which was higher than for the CIL tests with carbon.

The oxide ore CIL tests with high shear pre-oxidation showed no increase in gold, but more than doubled the sodium cyanide and lime consumption. The overall combined gravity and CIL recovery for the oxide material ranges 79.8% - 92.6%.

13.6.9	Transition Material Whole-ore Leach

The test results for the transition material are presented in Table 13-36 and overall recovery for combined gravity and CIL for the transition material was found to be in the range 86.2% - 93.0%. The CIL tests conducted with high shear pre-oxidation indicated no improved overall recovery at the expense of increased reagent consumption. The leach tests conducted with no carbon addition had the highest residue grades and lowest recovery, this is an indication of preg-robbing caused by the presence of carbonaceous or shale material. This was further indicated by the leach tests with carbon addition after 4hr having higher residue grades than the CIL tests with carbon addition at the start of the leach. This effect was noticed irrespective of diesel addition.

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13.6.10	Fresh Material Whole-ore Leach

The test results for the fresh material are presented in Table 13-37 and the overall recovery for combined gravity and CIL ranges 82.1% - 90.0%. The CIL tests conducted with high shear pre-oxidation indicated no improved overall recovery at the expense of increased reagent consumption. The leach tests conducted with no carbon addition had the highest residue grades and lowest recovery, this is an indication of preg-robbing caused by the presence of carbonaceous, or shale material. This was further indicated by the leach tests with carbon addition after 4 hr having higher residue grades that the CIL tests with carbon addition at the start of the leach. This effect was noticed irrespective of diesel addition.

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Table 13-35 : Oxide Material Whole-ore CIL Leach Test Summary Results

Test	TEST CONDITIONS							RESULTS
	High Shear Preoxidation (hrs)	CIL Leach (hrs)	Carbon (g/L)	Carbon Added @ hrs	Lead Nitrate (g/t)	Diesel (g/t)	80% Passing (µm)	Gravity Tailings (g/t)	CIL Calculated Head Grade Au g/t)	CIL Residue Au Grade (g/t)	CIL recovery (%)	Total Recovery (%)	NaCN (kg/t)	Lime (kg/t)
1	no	24	20	t=0hrs	50	50	75	1.01	0.77	0.118	84.75	91.57	1.41	0.28
2	no	24	20	t=4hrs	50	50	75	1.01	0.80	0.104	86.95	92.57	1.45	0.30
3	no	24	none	none	50	50	75	1.01	0.87	0.143	83.51	89.78	1.27	0.32
4	no	24	20	t=0hrs	50	100	75	1.01	0.97	0.283	70.85	79.77	1.36	0.29
5	4	24	20	t=0hrs	50	50	75	0.89	0.85	0.190	77.75	84.61	2.46	1.24
6	8	20	20	t=4hrs	50	50	75	0.89	0.77	0.134	82.55	89.14	2.76	1.08
7	4	24	none	none	50	50	75	0.89	0.73	0.106	85.56	91.41	2.14	1.22
8	4	24	20	t=0hrs	50	100	75	0.89	0.75	0.097	87.05	92.14	2.54	1.26

Source : DRA 2013

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Table 13-36 : Transition Material Whole-ore CIL Leach Test Summary Results

Test	TEST CONDITIONS							RESULTS
	High Shear Preoxidation (hrs)	CIL Leach (hrs)	Carbon (g/L)	Carbon Added @ hrs	Lead Nitrate (g/t)	Diesel (g/t)	80% Passing (µm)	Gravity Feed Grade (g/t)	Gravity Tailings (g/t)	CIL Calculated Head Grade( Au g/t)	CIL Residue Au Grad (g/t)	CIL Recovery (%)	Total Recovery (%)	NaCN (kg/t)	Lime (kg/t)
1	No	24	20	t=0hrs	50	50	75	1.40	0.81	0.95	0.098	89.67	92.98	1.60	0.23
2	No	24	20	t=4hrs	50	50	75	1.40	0.81	0.83	0.173	79.23	87.61	1.81	0.21
3	No	24	none	none	50	50	75	1.40	0.81	0.87	0.522	40.00	62.61	1.46	0.19
4	No	24	20	t=0hrs	50	100	75	1.40	0.81	0.84	0.127	84.95	90.90	1.84	0.15
5	4	24	20	t=0hrs	50	50	75	1.10	0.64	0.61	0.086	85.88	92.21	2.60	0.62
6	8	20	20	t=4hrs	50	50	75	1.10	0.64	0.65	0.015	76.42	86.05	3.03	1.27
7	4	24	none	none	50	50	75	1.10	0.64	0.56	0.280	49.73	74.63	2.22	0.68
8	4	24	20	t=0hrs	50	100	75	1.10	0.64	0.62	0.090	85.55	91.85	2.58	0.67

Source : DRA 2013

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Table 13-37 : Fresh Material Whole-ore CIL Leach Test Summary Results

Test	TEST CONDITIONS							RESULTS
	High Shear Preoxidation (hrs)	CIL Leach (hrs)	Carbon (g/L)	Carbon Added @ hrs	Lead Nitrate (g/t)	Diesel (g/t)	80% Passing (µm)	Gravity Feed Grade (g/t)	Gravity Tailings (g/t)	CIL Calculated Head Grade( Au g/t)	CIL Residue Au Grad (g/t)	CIL Recovery (%)	Total Recovery (%)	NaCN (kg/t)	Lime (kg/t)
1	No	24	20	t=0hrs	50	50	75	1.84	1.26	1.11	0.111	89.970	93.97	1.36	0.12
2	No	24	20	t=4hrs	50	50	75	1.84	1.26	1.13	0.184	83.760	90.00	1.44	0.19
3	No	24	none	none	50	50	75	1.84	1.26	1.09	0.659	39.650	64.19	1.44	0.19
4	No	24	20	t=0hrs	50	100	75	1.84	1.26	0.97	0.117	87.960	93.64	1.48	0.14
5	4	24	20	t=0hrs	50	50	75	1.17	0.8	0.79	0.118	85.100	89.88	2.58	0.82
6	8	20	20	t=4hrs	50	50	75	1.17	0.8	0.70	0.353	49.210	69.72	2.61	0.81
7	4	24	none	none	50	50	75	1.17	0.8	0.58	0.282	51.560	75.81	2.39	0.60
8	4	24	20	t=0hrs	50	100	75	1.17	0.8	0.72	0.128	82.120	89.02	2.44	0.88

Source: DRA 2013

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

13.7	Process Plant Recovery Estimate

The plant recovery estimate for Esaase Project aims to provide an estimate of recovery for full scale operations in two combinations namely:

●	Gravity recovery within the milling circuit; flotation on the gravity circuit tailings; and a CIL leach on the flotation concentrate (Flotation included)

●	As compared to a conventional combination of gravity recovery within the milling circuit and conventional CIL on the gravity tailings without flotation (Flotation excluded)

The recovery estimate for the gravity-flotation-CIL (Flotation included) process has been based on the flotation tails and CIL tails residue grades that were achieved in the Phase V test work campaign conducted at Amdel. The recovery estimates for a conventional gravity-CIL (Flotation xcluded) process has been based on the CIL residue grades that were achieved in the Phase III and V test work campaigns at Amdel. The phase IV test work results were not used because this testing was conducted on a CIL circuit that included enhanced gravity recovery and leaching of gravity concentrates and tailings. This would be equivalent to tests in which the flotation tailings stream was also leached and for this reason, the recovery and reagent consumption achieved is not considered representative of that for a conventional CIL circuit with conventional gravity concentration in the milling circuit.

In order to provide an estimate of the expected recovery for full scale continuous plant operations, the bench scale laboratory recoveries must be discounted in order to account for process inefficiency and solution gold losses due to:-

●	CIL carbon fines losses to tailings;

●	CIL solution gold losses;

●	Scale-up of bench scale flotation to plant scale; and

●	Scale-up of bench scale CIL to plant scale.

The resultant recovery estimates are summarised in

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Table 13-38, for both Flotation Included and Flotation Excluded process flows, together with the applicable estimation criteria and the appropriate discount factors:-

Table 13-38 : Estimated LoM Plant Recoveries for Flotation Included and Flotation Excluded Process Flows

RoM Material	Flotation Included Process		Flotation Excluded Process
	Flotation Residue Grade (g/t)	Recovery (%)	CIL Residue Grade (g/t)	Recovery at 150 µm (%)	Recovery at 75 µm (%)
Laterite	estimated same as oxide	84.54	estimated same as oxide	84.80	92.80
Oxide	0.21	84.67	0.143	84.80	92.90
Transition	0.14	91.20	0.100	84.90	93.70
Fresh	0.074	94.23	0.119	88.40	91.50
Recovery discount		1.11		1.63	1.65
LoM		90.03		85.30	90.55
Estimation Criteria
Mass Pull 9%
Regrind to get 80% passing 20µm			80% Passing 150µm and 75µm
Target CIL residue grade for all material types 0.15(g/t Au)
Discount Factors
CIL concentrate carbon fines losses @10g/t @ 50g/t Au			CIL concentrate carbon fines losses @10g/t @ 50g/t Au
Solution gold losses based on 42% solids in CIL tailings and 0.01g/L Au in solution			Solution gold losses based on 42% solids in CIL tailings and 0.01g/L Au in solution
Scale-up factor of 0.85% after commissioning and optimisation			Scale-up factor of 0.85% after commissioning and optimisation

Source : DRA 2013

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

13.8	Conclusions for Mineral Processing and Metallurgical Testwork

The combined historical and current metallurgical testwork results have been summarised and used to estimate LoM recoveries for two process flows, namely a combined gravity-flotation-CIL process and a conventional gravity-CIL circuit.

The Flotation Excluded gravity-CIL process increases plant capital and operating cost (see Section Error! Reference source not found.) as a result of the larger tonnages that need to be treated in the CIL and cyanide destruction circuits. Furthermore, the large CIL circuit has increased capital cost and environmental risk associated with the TSF facility.

The final process recommended by DRA comprises run-of-mine ball milling (RoMB), with primary gravity recovery from the mill circuit, flotation of the milled product, with regrind and secondary gravity recovery of the float concentrate ahead of CIL gold recovery of the reground float concentrate. Such a design has the benefit that the flotation tailings comprising approximately 90% of the feed are benign and can be disposed to a clay lined TSF, whilst the CIL and downstream plants can be downsized accordingly.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

13.9	Independent Review of the Mineral Processing and Metallurgical Testwork

The metallurgical testwork and process design criteria have been independently reviewed by Venmyn Deloitte (2013) in a document entitled “Asanko Gold – Esaase Project Metallurgical Report” by R Heins (May 2013) and the results are summarised below.

Venmyn Deloitte notes that the batch flotation test results exhibit poor repeatability and accountability particularly in the transition and laterite material. DRA discarded any results with an accountability of <+/-15%, which is generally accepted practice, so that all the laterite results were discarded and 50% of the transition zone test results. However this is symptomatic of variability in the RoM material or the laboratory analytical processes and such variability should be further investigated in the Definitive Feasibility Study (DFS).

Venmyn Deloitte is of the opinion that the metallurgical testwork is acceptable for the type and style of mineralisation. The sampling is considered representative for the individual material types, but Venmyn Deloitte does not recommend compositing to replicate LoM samples, as these would be not ultimately represent reality in the process plant. Venmyn Deloitte raised a concern regarding the variability of the grind testwork results and recommends further investigation at the DFS level.

13.10	Assessment of Previous Test Work Results by DRA

DRA Mineral Projects where employed by Asanko Gold to implement Phase 1 of the Asanko Gold Mine. Based on test work available to DRA, an assessment of the mill sizing, overall plant recovery, and the operational costs were performed. The following test work reports were available to DRA:

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

●	Report 1: “Obotan Gold Project Gold Flotation Test Work and Interpretation”, Independent Metallurgical Operations Pty Ltd (IMO), Project 5498, May 2014. This report was done by IMO on request of Mr Walter Madel of Adansi Gold Company Ltd (Adansi) on gold flotation work on Obotan Ore

●	Report 2: “Dynamite Hill Gold Project Test Work Report”, Metallurgy Pty Ltd, Project M072, March 2014. This report was done by Metallurgy to assess the gravity and cyanidation amenability of the samples provided for the Dynamite Hill Gold Project

●	Report 3: “Metallurgical Test Work Conducted upon Obotan Ore Samples”, ALS Ammtec, Report No. A13906, February 2012. This report is summarised in Section 13.2

●	Report 4: “Asanko Gold – Obotan Project”, Gekko Systems GRG Modelling Report, March 2014. This report details gravity recovery modelling on the Obotan ore done by Gekko Systems

13.10.1	Obotan Gold Project Flotation Test Work by IMO

This report pertains to the flotation test work performed on Obotan ore, and is not relevant to the first phase of the Project as the flow sheet includes a whole ore leach circuit (and not flotation). This test work will prove relevant for Phase 2 of the Project.

13.10.2	Dynamite Hill Gold Project Test Work by Metallurgy

Comminution and gold recovery test work was conducted by Metallurgy Pty Ltd on composites produced from ore representing Dynamite Hill.

13.10.2.1	Composite Samples and Sample Preparation

A total of four representative samples were selected and provided for compositing for test work. Core intervals were blended into four composites based on defined lithologies. Intervals were composited as presented In Table 13-39.

Table 13-39: Composite Make-up Details

Sample ID	Hole ID	Depth From (m)	Depth To (m)	Sample Description	Mass (kg)
DYRC13 040 - Oxide	DYRC13 - 040	32	49	RC Chip Samples	22.3
DYDD13 001 – Transitional	DYDD13 - 001	82.5	105.5	Diamond Drill Core	16.3
DYDD13 001/002 – Fresh	DYDD13 - 001	105.5	108.5	Diamond Drill Core	19.7
	DYDD13 - 002	94.5	109.5	Diamond Drill Core
DYDD13 003 - Fresh	DYDD13 - 003	59	72.5	Diamond Drill Core	67.4
	DYDD13 - 003	84.5	97.5	Diamond Drill Core
	DYDD13 - 003	100.5	115.5	Diamond Drill Core

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

13.10.2.2	Comprehensive Head Analysis

Samples were submitted to SGS analytical laboratories in Newburn WA for comprehensive head analysis. Multiple gold analyses were conducted to more accurately determine the head grade of the composite due to irregular assay results returned. Results from the comprehensive head analysis are presented in Table 13-40.

Table 13-40: Comprehensive Head Analysis Results

Analyte	Unit	DYRC13 040 Oxide	DYDD13 001 Transitional	DYDD13 001/002 Fresh	DYDD13 003 Fresh
Au 1	g/t	2.42	2.1	1.49	1.3
Au 2	g/t	2.22	5.43	2.32	1.8
Au 3	g/t	2.23	5.4	2.26	1.45
Au 4	g/t	2.26	2.42	1.49	1.71
Ag	ppm	0.75	1.3	0.5	0.55
As	ppm	1011	5910	4430	3820
C Total	%	0.204	0.224	0.673	0.844
C Org	%	0.2	0.19	0.36	0.13
Fe	ppm	48,650	27,050	39,800	27,450
Cu	ppm	41	42	48.5	56.5
Hg	ppm	>0.1	>0.1	0.1	>0.1
S Total	%	0.073	0.077	0.876	0.645
S Sulphide	%	-	-	0.9	0.6
Te	ppm	0.6	0.9	0.7	0.4

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

13.10.2.3	Comminution

Comminution test work included Bond Ball Work Index testing, Bond Rod Work Index testing, and Abrasion Index testing.

Composites that were comprised of drill core rather than RC chip intervals were utilised for Bond Ball Work Index test work, at a product screen size of 106 µm, to determine the hardness of the ore by grinding. Results from the Bond Ball Work Index test indicate a soft to moderate hardness for the samples tested at the product screen size selected.

Abrasion index tests were conducted on the three composites that were composited from core. The samples were stage crushed to 100% passing 19 mm and screened at 12.7 mm for the standard test. Results show the ore has a low to moderate abrasion index.

Only one composite had sufficient sample to conduct a Bond Rod Work Index test on to determine the hardness of the ore at coarser grind sizes than when compared to the Bond Ball Work Index. The composite utilised for the testing was DYDD13003 Fresh. Feed material was stage crushed to 100% passing 12.5 mm and a 1.18 mm screen was utilised for the product screen. Results from the Bond Rod Work Index test are indicative of a moderate hardness of ore.

Refer to Table 13-41 below for a summary of the comminution test work results.

Table 13-41: Comminution Test Work Results Summary

	Unit	DYDD13 001 Transitional	DYDD13 001/002 Fresh	DYDD13 003 Fresh
Bond Ball Work Index (106 µm)	kWh/t	15.8	10.6	11.1
Abrasion Index	-	0.1836	0.1364	0.3278
Bond Rod Work Index (1180 µm)	kWh/t	-	-	14.9

The milling equipment for Asanko Gold Mine – Phase 1 had already been procured by the time these test work results became available. The above results were reviewed and compared to previous comminution test work as discussed in Section 13.2.3. It was concluded that the procured milling equipment would be suitable to treat material from Dynamite Hill, as the material tested softer and less abrasive than the material from the Asanko Gold Mine – Phase 1. The procured milling equipment is discussed in more detail in section 13.10.2.4 below.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

13.10.2.4	Gravity Concentration

Gravity concentration was conducted to determine the overall gravity recoverable gold for the composites tested. 5 kg charges were generally ground to P80 150 μm and passed through a standard 3 inch Knelson concentrator. The gravity concentrates were then subjected to the following intensive cyanidation conditions:

●	5% NaCN

●	0.7% NaOH

●	20% solids in Deionised water

●	20 kg/t leach well

●	24 hour duration

●	Oxygen sparge

The residue from the intensive leaches was filtered, washed, dried and blended back together with the Knelson tailings. Results from the gravity concentration and intensive leach are presented in Table 13-42 below.

Table 13-42: Gravity Concentration and Intense Leach Results Summary

Sample ID	Knelson Feed kg	Grind Size µm	Mass Recovery	Gold Recovery From Intense Leach (of Total Au in Feed)
DYRC13 040 - Oxide	5	150	1.38%	67.49%
DYDD13 001 – Transitional	5	150	1.38%	50.85%
DYDD13 001/002 – Fresh	5	150	1.76%	51.08%
DYDD13 003 – Fresh 150	5	150	1.95%	60.55%
DYDD13 003 – Fresh 500	5	500	1.69%	27.74%

13.10.2.5	Cyanide Leaching

Knelson tailings composites were reground to a grind size of P80 of 106 μm and subjected to cyanide leaching at the following conditions:

●	P80 106 μm

●	40% solids in Perth tap water

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Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

●	DO > 20 ppm by Oxygen addition

●	600 ppm NaCN initial, 400 maintained

●	24 hour duration

●	Kinetic sampling at 2, 4, 8 and 24 hours

Results from the cyanide leaches and reagent consumptions are presented in Table 13-43 and Table 13-44 respectively.

Table 13-43: Cyanide Leach Results

Sample ID	DYRC13 040 Oxide	DYDD13 001 Transitional	DYDD13 001/002 Fresh	DYDD13 003 Fresh 150	DYDD13 003 Fresh 500
Residue grade (ppm)	0.13	0.10	0.11	0.07	0.10
Head Assay (ppm)	2.28	3.78	1.90	1.57	1.57
Recalculated Head Assay (ppm)	2.22	1.78	2.12	1.76	1.49
Recovery %	94.30	94.70	95.10	96.20	93.20

Table 13-44: Cyanide Leach Reagent Consumptions

Sample ID	Reagent Consumption (kg/t)			Residual Cyanide at 24hrs (kg/t)
	Lime addition	NaCN Addition	NaCN Consumed
DYRC13 040 - Oxide	0.71	1.00	0.29	0.71
DYDD13 001 – Transitional	1.10	1.00	0.58	0.42
DYDD13 001/002 – Fresh	0.64	1.01	0.77	0.24
DYDD13 003 – Fresh 150	0.35	0.99	0.40	0.59
DYDD13 003 – Fresh 500	0.34	0.99	0.25	0.74

Kinetic leach curves indicate that leaching was complete for DYRC13 040 Oxide, DYDD13 003 Fresh 150 and DYDD13 003 Fresh 500 after 8 hours. Leach recoveries ranged from 82.6% to 90.5% with the lowest recovery being DYRC13 040 Oxide and the highest being DYDD13 003 Fresh 500.

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Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

The final leach solution was submitted for analysis of gold, silver, copper and arsenic. Assay results are presented in Table 13-45 below.

Table 13-45: Final Leach Solution Chemistry

Sample ID	Au ppm	Ag ppm	Cu ppm	As ppm
DYDD13 001/002 – Fresh	0.60	6.82	20.00	29.50
DYDD13 003 – Fresh 150	0.39	0.56	11.10	14.90
DYDD13 003 – Fresh 500	0.61	0.21	10.50	18.50
DYDD13 001 – Transitional	0.50	9.53	13.70	29.40
DYRC13 040 - Oxide	0.38	2.94	3.48	0.50

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

13.10.3	GRG Modelling

Gekko Systems were engaged by Asanko Gold to perform gravity circuit modelling using the AMIRA P420 BCC gravity model on test work previously conducted for the Asanko Gold Mine – Phase 1. The modelling investigated the design case of two QS40 concentrators and compared it with an expanded gravity circuit using two QS48 concentrators. The model was ran on a variety of stream options so that the performance of the circuit could be compared for each case. The results are summarised in Table 13-46 below.

Table 13-46: GRG Modelling Results

Gravity Feed Stream	Gravity Tails Stream	% Overall Recovery XD40	% Overall Recovery XD48
Hydrocyclone underflow	Hydrocyclone feed	36.9	44.8
Hydrocyclone feed	Hydrocyclone feed	33.9	42.0
Mill discharge	Hydrocyclone feed	42.0	51.2
Hydrocyclone underflow	Mill feed	36.8	44.6

The gravity circuit has been designed with two QS48 concentrators which have been installed to receive a feed stream from the cyclone underflow.

13.10.4	Assessment of Comminution Equipment Suitability

At the time that DRA were employed to execute the Asanko Gold Project, the orders for the grinding mills and pebble crusher had already been placed by the PMI Client team. DRA’s comminution consultant performed a check on the

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

suitability of the procured equipment. The assessment is summarised in Table 13-47 below.

Table 13-47: Assessment of Comminution Equipment Suitability

		Procured Equipment	DRA Recommendation
SAG Mill
Feed rate	tph	375	375
Feed size	F80 mm	150	150
Product size	P80 mm		1.18
Diameter (Inside shell)	m	8.6	8.33
EGL	m	4	4
Installed Power	kW	5 600	4 000
Specific energy	kWh/t		9.64
Ball Mill
Feed rate	tph	375	375
Feed size	F80 mm		1.18
Product size	P80 µm	106	80
Diameter	m	5.8	5.64
EGL	m	9.1	9.15
Installed Power	kW	5 600	4 700
Specific energy	kWh/t		11.76
Pebble Crusher
Feed rate	tph	Not procured at the time	140
Model	-		CH660
Installed Power	kW		315

It can be seen from the above table that the procured milling equipment is adequate to perform the required duty.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

13.10.5	Assessment of Thickening Circuit

The DRA project team have made some changes to the original flow sheet, one of which was to include a pre-leach thickener (instead of the tailings thickener).

A thickener in pre-leach duty was selected in lieu of a thickener in tails duty due to the following considerations:

●	A thickener in tails duty is typical in environments where water isn’t freely available and as much as possible needs to be retained in the plant. Climatic data indicated that there would not be a water shortage on site – water positive conditions would be prevalent for most of each year. There is also not a restriction on water going to the Tailings Storage Facility for this specific site, so thickened tailings would serve no purpose

●	A thickener in pre-leach duty allows for accurate density control to the leach circuit

●	With a thickener in pre-leach duty (and hence a denser CIL feed stream) less cyanide would be needed to get to the required concentrations for sufficient leach kinetics

A settling flux of 0.5 – 0.55 t/m2.h was applied to the pre-leach thickener sizing. Based on this settling flux, a 30m diameter thickener was selected.

13.10.6	Assessment of Recovery

The assessment on the processing plant recovery was based on historical operating data from Resolute, previous test work reports, and the mine and plant feed profiles.

Refer to Table 13-48 below for a summary of the historical Resolute operating data as obtained from the Asanko.

The low recoveries achieved when Nkran fresh ore was being treated through the plant were attributed, by Resolute, to the low DO levels in the last CIL tank. Resolute did commission an oxygen injection system, but unfortunately no operating data is available post the commissioning of the oxygen injection system.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Table 13-48: Historical Resolute Operating Data

	Feb 98	Oct 98	Oct 99	Nov 00	Jan 01	May 02	Sep 02	Nov 02	Average Oxide	Average Fresh
	Nkran Oxide	Nkran/Adubiaso Oxide	Nkran Trans / Adubiaso Oxide	Nkran Fresh	Nkran Fresh	Abore Oxide	Abore Oxide/Trans	Abore Oxide/Trans
Calculated Head Grade gpt	2.08	2.43	2.38	2.59	2.27	1.86	2.29	1.98	2.13	2.43
Gravity Recovery %	22	31	46	38.2	43	41.7	46.6	47.3	37.72	40.60
Overall Recovery %	89.7	92.4	95.6	91.4	89.2	96.4	96.6	97.0	94.42	90.30
CN usage kg/t		0.25	0.4	0.4	0.43	0.42	0.381	0.324	0.34	0.42
Lime usage kg/t	1	0.92	1.41	0.77	0.513	1.3	0.807	0.58	0.92	0.64
Grind Media Usage kg/t	0.53	0.4	0.5	0.815	0.659	0.51		0.558	0.50	0.74
CN Levels 1st Tank ppm	250		200	240	288	254	254	257	253.75	264.00
CN Levels Last Tank ppm			101	110	148	157	140	152	149.67	129.00
Oxygen Last Tank ppm			4.6	1.4	1.2	6.3	6.49	6.83	6.54	1.30
Lead Nitrate Usage gpt	0	0	30	34	19	0	0	0	0.00	26.50

13.10.6.1	Life of Mine Mining and Plant Feed Profile

Refer to Table 13-49 below for a summary of the mining profile for the Asanko Gold Mine – Phase 1 per source.

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Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Table 13-49: Mining Profile per Source and Ore Type

Source	Oxides		Transitional		Fresh		Total
	kt	%	kt	%	kt	%	kt	%
Nkran	156	13%	177	8%	30 788	93%	31 121	85%
Adubiaso	138	11%	440	20%	1 177	4%	1 755	5%
Abore	259	21%	980	45%	844	3%	2 082	6%
Dynamite Hill	415	34%	380	18%	299	1%	1 093	3%
Asuadai	269	22%	184	9%	1	0%	454	1%
Combined	1 237	3%	2 160	6%	33 109	91%	36 505	100%

As indicated by the above table, Nkran contributes to 85% of the material to be mined, while 91% of the mining plan consist of fresh material.

The life-of-mine feed grade of 2.15 gpt Au was calculated from the plant feed profile.

13.10.6.2	Gravity Recovery

Refer to Table 13-50 below for a summary of the gravity circuit recoveries used for the gravity concentration circuit life-of-mine recovery estimate.

Table 13-50: Gravity Circuit Recoveries for Recovery Assessment

Material	Pit	Gravity Recovery	Information Source
Oxide	LOM Average	37.32%	Calculated
	Nkran	26.50%	Historical Operating Data
	Adubiaso	31.00%	Historical Operating Data
	Abore	41.70%	Historical Operating Data
	Dynamite Hill	41.70%	Estimated as per Abore Historical
	Asuadai	36.40%	ALS Test work Report

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Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Material	Pit	Gravity Recovery	Information Source
Trans	LOM Average	44.07%	Calculated
	Nkran	44.60%	GRG Modelling Report
	Adubiaso	44.60%	GRG Modelling Report
	Abore	44.60%	GRG Modelling Report
	Dynamite Hill	44.60%	GRG Modelling Report
	Asuadai	35.00%	ALS Test work Report
Fresh	LOM Average	44.60%	Calculated
	Nkran	44.60%	GRG Modelling Report
	Adubiaso	44.60%	GRG Modelling Report
	Abore	44.60%	GRG Modelling Report
	Dynamite Hill	44.60%	GRG Modelling Report
	Asuadai	35.00%	ALS Test work Report

The above gravity recoveries were applied to the plant feed head grades to calculate the head grade for the CIL circuit.

13.10.6.3	CIL Circuit Recoveries

Refer to Table 13-51 below for a summary of the CIL circuit final residue grades used for the CIL circuit life-of-mine recovery estimate.

Table 13-51: CIL Tailings Residues Used for Recovery Assessment

Material	Pit	CIL Tails Residue (gpt)	Information Source
Oxide	LOM Average	0.082	Calculated
	Nkran	0.148	Historical operating data
	Adubiaso	0.037	Estimated as per Abore Historical data
	Abore	0.037	Historical operating data
	Dynamite Hill	0.130	Dynamite Hill Test work Report (Metallurgy)
	Asuadai	0.037	Assumed as per Abore Historical data

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Material	Pit	CIL Tails Residue (gpt)	Information Source
Trans	LOM Average	0.092	Calculated
	Nkran	0.138	ALS Test work Report
	Adubiaso	0.150	ALS Test work Report
	Abore	0.040	ALS Testwork Report
	Dynamite Hill	0.100	Dynamite Hill Testwork Report (Metallurgy)
	Asuadai	0.170	ALS Testwork Report
Fresh	LOM Average	0.135	Calculated
	Nkran	0.138	ALS Testwork Report
	Adubiaso	0.150	ALS Testwork Report
	Abore	0.040	ALS Testwork Report
	Dynamite Hill	0.090	Dynamite Hill Testwork Report (Metallurgy)
	Asuadai	0.170	ALS Testwork Report
Total	All	0.131	Calculated

The above CIL tails residue values were used to calculate the CIL circuit recoveries for the life-of-mine recovery estimate.

13.10.6.4	Overall Circuit Recovery

Refer to Table 13-52 below for a summary of the overall circuit recoveries calculated by taking historical operating data and test work into account.

Table 13-52: Overall Circuit Recoveries Calculated

Material	Pit	Overall Circuit Recovery
Oxide	LOM Average	94.81%
	Nkran	91.05%
	Adubiaso	98.07%
	Abore	97.53%
	Dynamite Hill	92.34%
	Asuadai	97.09%

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Material	Pit	Overall Circuit Recovery
Trans	LOM Average	95.15%
	Nkran	92.79%
	Adubiaso	92.91%
	Abore	97.79%
	Dynamite Hill	95.40%
	Asuadai	86.17%
Fresh	LOM Average	93.83%
	Nkran	93.77%
	Adubiaso	92.76%
	Abore	97.77%
	Dynamite Hill	94.89%
	Asuadai	86.07%
Total	All	93.92%

The following discounts have been allowed for on the above figure:

●	CIL carbon fines losses of 40g carbon per ton milled at a grade of 50g/t as per the expected eluted carbon value

●	Solution gold losses based on 42% solids in the CIL tailings stream and 0.01 g/l Au in solution, and

●	Scale-up and operational inefficiency discount of 0.60% over the life of mine

Once the above discounts are applied, the life-of-mine recovery for the Asanko Gold Mine – Phase 1 is calculated as 92.58%, as illustrated in Table 13-53 below.

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Table 13-53: Overall Circuit Discounted Recoveries

Overall Circuit Recovery (Based on Historical data and test work)	93.92%
Total Recovery Discount	1.34%
Carbon Losses	0.09%
Solution Au Losses	0.64%
Ramp up/Commissioning/Scale-Up	0.60%
Plant Recovery Estimate	92.58%

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14	MINERAL RESOURCE ESTIMATES

The Mineral Resources were compiled by Qualified Persons, in compliance with the definitions and guidelines for the reporting of Exploration Information, Mineral Resources and Mineral Reserves in Canada, “the CIM Standards on Mineral Resources and Reserves – Definitions and Guidelines” and in accordance with the Rules and Policies of the National Instrument 43-101 Standards of Disclosure for Mineral Projects, Form 43-101F1 and Companion Policy 43-101CP.

Furthermore, the Mineral Resource classifications are also consistent with the ‘Australasian Code for Reporting of Exploration Results, Mineral resources and Ore Reserves’ of 2004 as prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and the Mineral Council of Australia (“JORC”).

On a global basis, CJM Consulting is satisfied that the Mineral Resource estimation globally reflects the ore body based on the available data.

Suitably experienced and qualified geologists, surveyors and other Mineral Resource practitioners employed by Asanko were responsible for the capture of the drill hole information and geological information.

CJM Consulting has estimated the Mineral Resources for the Asanko Mine Gold projects as at May 2014. All grade estimation was completed using Ordinary Kriging (‘OK’) for gold. This estimation approach was considered appropriate based on review of a number of factors, including the quantity and spacing of available data, the interpreted controls on mineralisation, and the style and geometry of mineralisation.

Cautionary Note About Mineral Resources:

Mineral Resources that are not mineral reserves do not have demonstrated economic viability. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred mineral resources will be converted to measured and indicated categories through further drilling, or into mineral reserves, once economic considerations are applied. The Company advises investors that while the term “inferred mineral resources” is recognized and required by Canadian regulations, the SEC does not recognize it.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, and they have not been used in this Definitive Project Plan to estimate Mineral Reserves.  Readers are cautioned not to assume that all or any part of an inferred resource exists, or is economically or legally mineable.

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14.1	Assumptions, Parameters and Methods used for Mineral Resource Estimates

The Asanko Gold Mine projects are all located along major shear zones with cross cutting faults. The mineralisation is directly related to the structural setting and specific lithological units. The basis for the mineral resource estimation is the geological litho-structural models that have been delineated for the different project areas. Higher grade veins are emplaced in a lower grade background and the individual mineralisation boundaries of these high grade veins can be difficult to define.

The main lithological units, within specific fault blocks, form the basis for delineating geological domains. Within each of the domains the continuous mineralised and waste proportions have been delineated using an Indicator Kriging (IK) method. In all cases a 0.3 g/t cut-off was used to flag data as mineralised, or not. Above 0.3 g/t is assigned a value of 1 and below a value of zero. Internal waste (values below 0.3 g/t) of 2 m and less were also considered a part of the mineralised zone and flagged 1. The 1 and 0 values are then estimated into a block model using mineralised orientations and relationships observed and modelled from data. The indicator estimates produce a value between 0 and 1 which is then used as a probability for establishing if a cell is mineralised, or not. Specific probabilities are selected for each domain that related to expected mineralisation relationships. This approach has also been used in the unconstrained areas outside main lithological domains where mineralisation is not constrained by lithological boundaries. In most cases these were part of the secondary mineralisation which was distinctly different from the main mineralisation.

14.1.1	Nkran

14.1.1.1	Geological Modelling

The Nkran geology model is based on information from a re-logging program of thirty five PMI drill holes, to create three type sections, Figure 14-1, and a geological model of the main lithologies, Figure 14-2. The re-logging captured lithology, alteration, structure, mineralisation and veining. The re-logging identified 5 key structures which control distribution of rock units and mineralisation within the pit. The shears / structures have been modelled as planes. The geology of the Nkran deposit; a south plunging sand and wacke dominated central core, granitic intrusion and five key structures provide the global scale geometric controls to mineralisation at Nkran.

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Figure 14-1: Development of type sections on 100m spacing from re-logged drill holes

Based upon the re-logging data it was possible to divide the pit into areas of greywacke dominated stratigraphy, thickly interbedded greywacke-phyllite, thinly inter-bedded greywacke-phyllite, sandstone and granite, Figure 14-2. These units are bound by the previously modelled controlling structures.

The southern half of the pit is dominated by a greywacke dominated unit, and called the “Broad Sandstone”. This correlates with reports of a think greywacke unit reported by Standing (1998), possibly a thickening syn-formal hinge. The northern half of the pit is dominated by one of two granitic bodies and thickly bedded (wacke) sandstone units.

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Figure 14-2: Geological model of major rock types within the pit

Note: Western and Eastern Phyllites in grey; thrusted sand seqeunce in pale blue-grey; Central Wacke 1 dark green, Broad Sandstonec(Massive) orange; central wacke 2 pale green; central wacke 3 in pale blue; interbedded silts and shales dark blue; Granite in pinkWacke 1-3 are all bound by shears

14.1.1.2	Structures

The 5 controlling structures are bound to the west and east by the Western Bounding Shear Zone (WBSZ) and Eastern Bounding Shear Zone (EBSZ). The WBSZ and EBSZ are characterized by wide (50m +) zones of strongly sheared phyllite, carbonaceous shale and greywacke, Figure 14-2. All the mineralisation occurs within these broad, bounding zones. From west to east occur the Freelander, Defender, County and Discovery, Figure 14-2. The controlling structures typically strike 0200. These structures subdivide the pit into the greywacke dominated south and the strongly inter-bedded phyllite-greywacke and granite north. These structures control mineralisation associated with the Galamsey Vein, a 0400-trending splay of the Freelander, Central Vein (CV), East Lode (EL) and East Lode North (EL-N) from west to east respectively. The main structures are not continuously mineralised.

The vein hosted mineralisation is economic within the broad sandstone units and granitic unit. Sub-economic concentrations of veining is hosted within the thicker inter-bedded units, although with the level of geological data it is difficult to

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generate continuous wireframes that encapsulate mineralisation that make geological sense and have thus been excluded in this phase. The geological model correlates favourably with the Resolute phase 1 grade control plans. These wireframes provide the basis of the mineralisation domains. Figure 14-3 shows the integration of flitch interpretations and historical grade control maps.

Elev (Z)
+5200
+5100
+5000
+4900
+4800
+4700
+4600
Plunge +23
Azimuth 323
0
125
250
375
500

Plunge +42
Azimuth 325
0
125
250
375
500
Plan section +5080.00

Figure 14-3: Integration of flitch interpretations and historical grade control maps overlain by key structures

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14.1.1.3	Weathering

Composites were also coded by the weathering profile. The profile has been modelled from drill data and comprises weathered oxide, transition material and fresh units. In general, the weathering surfaces are broadly parallel, Figure 14-4 the topographical profile, although weathering tends to be deeper within zones of mineralisation and tend to parallel the footwall to the mineralisation where the footwall approaches the surface.

Figure 14-4: Nkran West - East view of Weathering Profile

14.1.1.4	Domains

Based up upon the litho-structural work conducted, mineralisation can be constrained to 8 broad/major domains, Figure 14-5. These have been numbered

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1000, 2000, 2500, 2750, 5000 and 5100. Mineralisation within the granitic bodies has been domained separately as GR01 and GR02. Domain DW was reserved for unidentified steep and shallow vein arrays extending from the other Domains. The following paragraphs describe the domains and the associated risk involved in this approach for each particular domain.

Figure 14-5: Geological Domains used for resource estimation

14.1.1.5	Domain 1000 (Galamsey Vein)

Domain 1000 comprises of what is formally known as the Galamsey Vein. Domain 1000 is controlled by the “Freelander” Structure, which runs along the western margin of the Broad Sandstone (Domain 2000). The mineralisation and domain are steep west-dipping and N-striking (Magnetic). Typically this domain consists of ductile deformed quartz veining, which grades typically 3 – 20 g/t Au. This is often overprinted by thick laminated, or ‘bucky’ quartz veining which typically does not contain grade.

14.1.1.6	Domain 2000/2500/2750 (Altered Broad Sandstone)

Domain 2000 (and 2500 and 2750) represent the alteration sericite-albite within the broad sandstone units. Mineralisation is not continuous within the domains,

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two vein orientations have been identified, relating to the two phases of mineralisation; steep W-dipping, north-north-east striking ductile quartz veining that is parallel to bedding and in places foliation, shallow NE-dipping, NW-striking brittle veins that cross cut foliation and bedding. The sandstone unit has been strongly folded and forms the shallow south plunging synformal keel of a steep westerly dipping fold hinge, which has been offset by dextral D2 faulting and shearing.

Domain 2000 is bound by domains 1000 and 3000 (Freelander and Defender Strcutures). Domain 2500 is bound by domains 3000 and 4000 (County / Defender Structures). Domain 2750 is bound by 4000 and 6000 (County and Discovery structures).

14.1.1.7	Domain 5000 (East Lode) / 5100 (East Lode North)

Domain 5000/5100 is controlled by the Discovery Structure. The domain is characterised by a steep W-dipping, N-striking ductile fabric, which is in places overprinted by a barren quartz breccia, which contains clasts of previously mineralised material. Grade and continuity along strike are variable with continuous mineralisation between 209900 mN to 210225 mN (5000) and then from 210300 mN to 210500 mN (5100). Due to the break in mineralisation between the 210225m and 210300m northings, the domain has been split into the East Lode (5000), and East Lode North (5100). At 210400 mN ELN splays of the Discovery Structure and pinch out by 210525 mN, truncated by the Eastern Boundary Shear Zone (EBSZ).

Between 210200 mN (210175 mN) and 210300 mN the Discovery Structure splits into the County Structure. The intersection of these structures and associated intersection mineralisation along ELN and the Bull Nose Lode (BNL) is complex, with steep ductile zones overprinted by shallow, near horizontal NE-dipping mineralisation. Historically this was not incorporated into any wireframe, due to the short length continuity of the overprinting flat mineralisation, and defined through grade control drilling.

14.1.1.8	Granite Domains GR01 and GR02

Two granitic bodies have been identified within the pit. These shapes have been used to define the mineralisation domains GR01 and GR02. Mineralisation hosted within the granite domains typical occurs in thin, 2-30 cm thick discontinuous near horizontal veins arrays. Mineralisation is sporadic and is appears not to be associated with vein density, thickness of degree of alteration. This makes it is impossible to model up individual lodes. The granite bodies are bound by major structures, e.g. Defender / Discovery and County / Discovery. On these margins, higher grades do occur, but are difficult, with the current level of drilling to define distinct lodes or domains. Historically mineralisation was hard to mine in fresh, due to the short range nature of the continuity of the veins.

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Interaction of the granite nose at 210300 mN with the intersection of the Discovery / County structures hosts reasonable grade and mineralisation, although multiple vein arrays in numerous orientations make it difficult to model.

14.1.1.9	Risks

●	Large variability in grade and short range continuity issues

●	Unpredictably nature of mineralised veins

●	Bulk estimate, lots of internal waste

●	Dominated by shallow mineralisation, not steep as in previous models

●	Historically difficult to estimate and mine

The mineralised portion within the main litho-structural domains have been delineated using the IK method. A 0.3 g/t cut-off was used to flag data as mineralised, or not. A 2 m inclusive waste was implemented. The indicator flag was used to perform detailed spatial analysis on the mineralised orientations within each domain. Variogram analysis was done in all directions and the best continuity directions selected, Figure 14-6 and Figure 14-7. This was also related to the geological observations in the field and from drill holes.

Figure 14-6: Nkran - Domain D2000, Varmap XY

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Figure 14-7: Nkra- Domain D2000, Varmap XZ

A probability of 0.3 was selected to delineate the mineralisation of the main domains for example domain D2000 that Strikes NE 30 degrees and dips 85 degrees. For the estimation process, the domains are sub-dived into mineralised and waste portions. Figure 14-8 shows a section of the indicator estimation and orientation of the search ellipse Figure 14-9 depicts an isometric view of the search ellipse in the strike direction for domain D2000.

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Figure 14-8: Nkran Block Model, Main Area, IK>0.3 and showing Search Ellipse

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Figure 14-9: Nkran Variogram Ellipse along domain D2000

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Table 14-1: Nkran - Mineralised domains used in the resource estimation

Mineralised Zone	Material	Mineralised Zone	Type
D1000	All	Quartz Vein	Ore
D2000	All	Sandstone	Ore
D2500	All	Sandstone	Ore
D2750	All	Sandstone	Ore
D5000	All	Sandstone	Ore
D5100	All	Sandstone	Ore
DGR01	All	Granite	Ore
DGR02	All	Granite	Ore
DW	All	Sandstone	Ore

14.1.2	Abore

14.1.2.1	Geological Modelling

Matthew Dusci and James Davies (HMM Consultancy) was engaged by Asanko Gold to develop a geological and structural model for the Abore Deposit, previously mined by Resolute-Amansie (Resoulte) during 2001 to 20002. The litho-structural model has incorporated the current understanding on the geology, structure and controls of mineralisation. The approach and methodology used for this deposit is consistent to what has previously been completed for both the Nkran and Adubiaso deposit with the utilisation of implicit geological modelling. The modelling approach honours fault kinematics, drill hole geological information, lithology geometry and structural data.

The main rock types observed within the Abore Deposit consist of carbonaceous shale, siltstone (phyllite), wacke and sandstone, with the former being thinly bedded, and the latter more thickly bedded. This sedimentary sequence has been intruded by a granitic (tonalitic) intrusion. For the purpose of the development of the geological model, the various ltihologies have been grouped into the following:

●	Interbedded Siltstone Dominant

●	Interbedded Sandstone Dominant

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●	Granite Intrusion

●	Dyke

Figure 14-10 shows the geological model of the main lithological units. The cross section was developed from the detailed geological logging of ABP11-038 completed by James Davies, as part of the Obotan re- logging of ABP11-038 , as part of the Obotan re-logging program.

Figure 14-10: Schematic cross-section South of Abore Deposit, Main lithological units

14.1.2.2	Structure

The dominant NNE and ENE trending faults have been modelled as planes, as can be seen in Figure 14-11.

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Figure 14-11: Structural architecture of the Abore Deposit showing the dominant NNE and ENE trending structures

14.1.2.3	Weathering

Composites were also coded by the weathering profile. The profile has been modelled from drill data and comprises weathered oxide, transition material and fresh units, Figure 14-12. In general, the weathering surfaces are broadly parallel

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the topographical profile, although weathering tends to be deeper within zones of mineralisation and tend to parallel the footwall to the mineralisation where the footwall approaches the surface.

Figure 14-12: Abore West - East view of Weathering Profile

14.1.2.4	Domains

The domains for the Abore Project are based on the latest litho structural geological model completed during the July 2014 re-logging exercise, Figure 14-13. The main mineralisation is associated with the granitic intrusion. The mineralisation extends into the adjacent sedimentary rocks.

The final domains used for estimation are “GR” - the granite intrusive, “SE” - mineralisation in the sediments to the east of the granite, “SW” - mineralisation in the sediments to the west of the granite intrusive, “SI” - which is an internal small portion of sediment caught up in the granite intrusive and “OX” which forms the

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mineralisation in the oxidised zone. Figure 14-13 shows the different domains used for estimation.

Figure 14-13: Domains used for resource estimation

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The mineralised portion within the main litho-structural domains have been delineated using the IK method. A 0.3 g/t cut-off was used to flag data as mineralised, or not. A 2 m inclusive waste was implemented. The indicator flag was used to perform detailed spatial analysis on the mineralised orientations within each domain. Variogram analysis was done in all directions and the best continuity directions selected (Figure 14-14 and Figure 14-15). This was also related to the geological observations in the field and from drill holes.

Figure 14-14: Abore - Domain GR, Varmap XY

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Figure 14-15: Abore - Domain GR, Varmap XZ

A probability of 0.3 was selected to delineate the mineralisation in domain GR that Strikes NE 30 degrees and dips 80 degrees. For the estimation process, the domains are sub-dived into mineralised and waste portions. Figure 14-16 shows a section with the indicator estimation and orientation of the search ellipse. Figure 14-17 depicts an isometric view of the search ellipse along strike of domain GR.

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Figure 14-16: Abore - Block Model Main Area, IK>0.3 and Search Ellipse

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Figure 14-17: Abore -Variogram Ellipse along Domain GR

Table 14-2: Abore Mineralised domains used in the resource estimation

Mineralised Zone	Material	Mineralised Zone	Type
GR	All	Granite	Ore
SE	All	Sandstone	Ore
SI	All	Sandstone	Ore
SW	All	Sandstone	Ore

14.1.3	Adubiaso

14.1.3.1	Geological Modelling

Optiro worked with James Davis (a Structural Consultant to Asanko) who has spent time interpreting the structural controls at Adubiaso (ADU) by relogging PMI drillcore on site. James also compiled master data files of the PMI and Resolute datasets, wireframe models of the NE-SW faults, and the Adubiaso

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Shear Zone (ASZ). There were also interpreted surfaces for shears and the ASZ, along with grouping criteria for the lithology and other coding. Guidance in the interpretation of the phyllite unit, ASZ and porphyry intrusives was provided by Davies, who has logged drill core and mapped outcrop structural information onsite and was able to provide a regional context for deformation scenarios.

Optiro interpreted the ASZ analogous phyllite unit and porphyry intrusives as vein models in the Leapfrog Software. The block model extents were then filled with greywacke as the default lithology. A small wedge of “unknown” in the NE corner of the model is not significant. Figure 14-18 shows the geological model (with fault offsets) in plan view.

Figure 14-18: Geological Domains for Asuadai deposit

The key observations from the work completed are:

●	Gold distributions show compelling moderate east dipping 300 → 0850 (grid) mineralised structures of up to 70 m dip extent. These quartz / carbonate veins have a generally flat plunge in the plane of the shear zone, average 1-3 m in thickness (at a 0.5 g/t Au cut-off) and appear to have a separation of around 10 m vertically

●	Dextral north-east – south-west offsets are noted in the lithology and mineralisation distributions, and these are represented by faults termed “C-shears”

●	The amount of offset noted varied in each geological unit. The gold mineralisation and phyllite contacts show the most offset and the porphyry intrusive the least

●	The grade domains have been subset into; main (ASZ shear zone), hanging Wall (HW) and foot Wall (FW) areas to discriminate between where the east

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dipping mineralised structures are isolated (HW and FW), or prevalent in the main shear zone (ASZ)

●	Apparent vertical continuity is implied by the ASZ grade distribution, and this is reflected in previous grade shells that are sub-vertical. There is a clear lack of vertical continuity in the HW and FW domains, and it is recommended that any categorical grade selection methodology within the 0.3 g/t Au domains use the east dipping control

14.1.3.2	Weathering

Composites were also coded by the weathering profile. The profile has been modelled from drill data and comprises weathered oxide, transition and fresh units. In general, the weathering surfaces are broadly parallel the topographical profile, although weathering tends to be deeper within zones of mineralisation and tend to parallel the footwall to the mineralisation where the footwall approaches the surface. Figure 14-19 shows a west east section indicating the relationship of the various weathered surfaces.

Figure 14-19: Adubiaso West - east view of Weathering Profile

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14.1.3.3	Domains

The litho structural models form the basis for the delineation of the domains. The phyllite unit comprises the main mineralised unit for the Asuadai project. The gold mineralisation is associated with the quartz veins within the phyllite zone. The other lithological zones were considered as one combine unit, called the Secondary material, Figure 14-20.

Figure 14-20: Adubiaso – Domains

Source: Optiro (Adubiaso 3D Geological Modelling Short Report).

For the purpose of mineral resource estimation, 6 main phyllite domains (called “Quartz”) and six secondary mineralised domains were delineated using the limits of the oxide, transition and fresh weathered zones. The main mineralised domains are located within the previously broadly delineated mineralised zones, whereas the secondary mineralised domains are outside these main mineralised zones.

The mineralised portion within the main litho-structural domains have been delineated using the IK method. A 0.3 g/t cut-off was used to flag data as mineralised or not. A 2 m inclusive waste was implemented. The indicator flag was used to perform detailed spatial analysis on the mineralised orientations within each domain. Variogram analysis was done in all directions and the best

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continuity directions selected, Figure 14-21 and Figure 14-22 below. This was also related to the geological observations in the field and from drill holes.

Figure 14-21: Adubiaso - Domain “Q”, Varmap XY

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Figure 14-22: Adubiaso - Domain “Q”, Varmap ZX

The main domains were sub-divided into mineralised and waste portions. Indicator Kriging (IK) was implemented using a gold cut-off grade of 0.3 g/t. A probability of 0.3 was selected to delineate the mineralisation of the main phyllite zone mineralisation which is associated with quartz veins. The main zone strikes north-east 40 degrees and Dips 30 degrees, Figure 14-23. For the secondary domains which strike NE 40 degrees and Dips 85 degrees, Figure 14-24 a probability of 0.5 was selected. The isometric view in Figure 14-25 depicts the search ellipse along the strike direction for domain “Q”, Figure 14-26.

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Figure 14-23: Adubiaso - Block Model Main Area, IK>0.3% and Search Ellipse

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Figure 14-24: Adubiaso - Block Model Secondary Area, IK>0.5% and Search Ellipse

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The density results used in the SRK May, 2012 and the relevant weathered oxidation state (as used in the resource) are summarised in Table 14-3 below. These density results were also used by CJM in the October 2014 MRE.

Table 14-3: Bulk densities summarised by deposit and oxidation state

Project area	Oxidation state	Number	Density (t/m3)
			Minimum	Average	Maximum
Abore	Saprolite - Oxide	6	1.72	1.85	1.98
	Transitional	6	2.14	2.42	2.57
	Unweathered - Fresh	21	2.08	2.67	2.87
Adubiaso	Saprolite - Oxide	16	1.52	1.97	2.2
	Transitional	17	2.19	2.4	2.57
	Unweathered - Fresh	19	2.47	2.68	3.49
	Total all domains	84	1.3	2.49	2.71
Asuadai	Saprolite - Oxide	0	0.00	0.00	0.00
	Transitional	0	0.00	0.00	0.00
	Unweathered - Fresh	4	2.71	2.75	2.83
Nkran	Saprolite - Oxide	2	1.61	1.78	1.94
	Transitional	2	2.23	2.23	2.24
	Unweathered - Fresh	13	2.64	2.76	2.85
Dynamite Hill	Saprolite - Oxide	26	1.48	1.76	2.21
	Transitional	7	2.01	2.33	2.61
	Unweathered - Fresh	54	2.44	2.73	2.82

The density measurements are dominated by un-weathered and saprolite samples. On average across all project areas, measurements tend to show approximately 20% lower densities in the saprolite when compared to transitional samples, and 30% lower densities when compared to fresh measurements.

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It is the view of CJM that additional work should be conducted in order to improve confidence in the density estimates in order to validate the historical data and to assist in increasing the tonnage confidence in future Mineral Resource estimation exercises.

The density (SG) values used in the CJM October 2014 MRE, based upon the PMI-SGS density determinations are as follows:

●	Saprock = 2.14

●	Oxide = 1.78

●	Transitional = 2.23

●	Fresh greywacke = 2.73

●	Fresh phyllite = 2.76

●	Fresh granite = 2.64

●	Fresh tonalite = 2.64

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Figure 14-25: Adubiaso = Variogram Ellipse along Domain “Q”

Table 14-4: Adubiaso - Mineralised domains used in the resource estimation

Mineralised Zone	Material	Mineralised Zone	Type
OQO	Oxide	Main	Ore
OQW	Oxide	Main	Waste
TQO	Transition	Main	Ore
TQW	Transition	Main	Waste
FQO	Fresh	Main	Ore
FQW	Fresh	Main	Waste
OSO	Oxide	Secondary	Ore
OSW	Oxide	Secondary	Waste
TSO	Transition	Secondary	Ore
TSW	Transition	Secondary	Waste
FSO	Fresh	Secondary	Ore
FSW	Fresh	Secondary	Waste

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14.1.4	Dynamite Hill

14.1.4.1	Geological Modelling

There are two principal sedimentary sequences which are the inter-bedded wacke and siltstone domain to the northwest, and the inter-bedded sandstone and wacke sequence to the southeast containing thick phyllite inter-beds. A narrow granitic intrusion is located along this main sedimentary sequence contact and parallels the main Nkran regional shear zone. A series of east-west trending faults have also been interpreted. Figure 14-26 shows the different modelled geological units.

A series of steep dipping east-west structures have been interpreted and developed in the litho-structural model. This is similar to what has been previously interpreted and modelled by Coffey. The structural trend can be clearly identified from the geophysical magnetic datasets. These structures potentially control the high-grade mineralisation.

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Figure 14-26: Dynamite Hill Geological Domains

14.1.4.2	Weathering

Composites were also coded by the weathering profile. The profile has been modelled from drill data and comprises weathered oxide, transition material and fresh units. In general, the weathering surfaces are broadly parallel the topographical profile, although weathering tends to be deeper within zones of mineralisation and tend to parallel the footwall to the mineralisation where the foot wall approaches the surface, Figure 14-27.

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Figure 14-27: Dynamite Hill - West - East view of Weathering Profile

14.1.4.3	Domains

Based up upon the litho-structural work conducted, mineralisation can be constrained to 4 broad / major domains, Figure 14-28. These have been labelled GR, PH4, SNW and SSE.

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Figure 14-28: Dynamite Hill Domains

The following paragraphs describe the domains.

14.1.4.4	Domain GR

Mineralisation within the granite domain is associated with flat vein arrays. Interpretation from detailed mapping from the sectional traverse indicates a north-west to north-north-west strike, dipping shallowly to the north-east, versus an E dip from drill core analysis, the vein arrays have a northerly plunge.

14.1.4.5	Domains SNW and SSE

The majority of mineralisation hosted in the sediments, especially proximal to the granite intrusion is interpreted to be associated with the steep ductile high-strain zones. This mineralisation has a 0200 strike and dip steeply towards the west. Plunge of mineralisation will be steep towards the north. Mineralisation is cross cut by extensions of the flat lying vein arrays as modelled in the granite host. This cross cutting relationship is also observed in the sectional traverse. Domain

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south-north-west is mineralisation in the sediments to the northwest of the granite intrusive and south-south-east is mineralisation in the sediments to the south east of the granite intrusive.

14.1.4.6	Domain PH4

The phyllite units within the inter-bedded sedimentary unit have been modelled sepreately. Only the PH4 phyllite unit have any significant mineralisation. The other modelled phyllite units were considered waste zones.

The mineralised portion within the main litho-structural domains have been delineated using the IK method. A 0.3 g/t cut-off was used to flag data as mineralised, or not. A 2 m inclusive waste was implemented. The indicator flag was used to perform detailed spatial analysis on the mineralised orientations within each domain. Variogram analysis was done in all directions and the best continuity directions selected, Figure 14-29 and Figure 14-30. This was also related to the geological observations in the field and from drill holes.

Figure 14-29: Dynamite Hill - Domain GR, Varmap XY

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Figure 14-30: Dynamite Hill -Domain GR, Varmap XZ

A probability of 0.3 was selected to delineate the mineralisation. Domain GR strikes NE 40 degrees and dips 40 degress. For the estimation process, the domains are sub-dived into mineralised and waste portions, using the IK indicator method. Figure 14-31 shows the indicator estimation and orientation of the search ellipse. Figure 14-32 depicts the search ellipse for domain GR.

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Figure 14-31: Dynamite Hill - Block Model Main Area, IK>0.3 and Search Ellipsoid

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Figure 14-32: Dynamite Hill - Variogram Ellipsoids along Domain GR

Table 14-5: Dynamite Hill Mineralised Domains used in the Resource Estimation

Mineralised Zone	Material	Mineralised Zone	Type
GR	All	Granite	Ore
PH4	All	Phyllite	Ore
SNW	All	Sandstone	Ore
SSE	All	Sandstone	Ore

14.1.5	Asuadai

14.1.5.1	Geological Modelling

The general geology of the deposit can be broadly sub-divided into two main sedimentary domains which are the north-west sedimentary sequence comprises of inter-bedded wacke and siltstone (with a minor shale component), and the

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southeast sedimentary sequence consisting of inter-bedded sandstones and wacke lithologies (with a minor shale component). The sequence is separated by a granitic dyke intruding parallel to this main lithological boundary, Figure 14-33.

Figure 14-33: Plan view of the geological model for Asuadai

14.1.5.2	Weathering

Composites were also coded by the weathering profile. The profile has been modelled from drill data and comprises weathered oxide, transition material and fresh units. In general, the weathering surfaces are broadly parallel the topographical profile, although weathering tends to be deeper within zones of mineralisation and tend to parallel the footwall to the mineralisation where the footwall approaches the surface. The main domains have been sub divided using the weathered surfaces which resulted into 12 distinct domains for estimation. Figure 14-34 shows a west east section of the weathered surfaces.

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Figure 14-34: Asuadai West - east view of Weathering Profile

14.1.5.3	Domains

The mineralised areas were defined by Optiro, the granite zone is the main mineralised zone, the other lithological zones were considered as one combine unit, called the Secondary material outside the granite wireframes.

The mineralised portion within the main litho-structural domains have been delineated using the IK method. A 0.3 g/t cut-off was used to flag data as mineralised or not. A 2 m inclusive waste was implemented. The indicator flag was used to perform detailed spatial analysis on the mineralised orientations within each domain. Variogram analysis was done in all directions and the best continuity directions selected, Figure 14-35 and Figure 14-36. This was also related to the geological observations in the field and from drill holes.

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Figure 14-35: Asuadai - Granite Domain, Varmap XY

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Figure 14-36: Asuadai - Granite Domain, Varmap ZX

A probability of 0.3 was selected delineate Figure 14-37 shows the indicator estimation and orientation of the search ellipse. All the materials outside the granite were considered as “Secondary Domain”. The strike on this domain is also NE30 and the dipping is slightly different, 60 degrees towards east, Figure 14-38 and Figure 14-39 depicts the search ellipse for domain GR.

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Figure 14-37: Asuadai - Block Model Granite Area, IK>0.3% and Search Ellipse

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Figure 14-38: Asuadai - Block Model Secondary Area, IK>0.3% and Search Ellipse

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Figure 14-39: Asuadai - Variogram Ellipse for the Domain GR

For the purpose of mineral resource estimation, 12 mineralised domains were interpreted and were modelled using the limits of the mineral zones oxide, transition and fresh, Table 14-6.

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Table 14-6: Asuadai Mineralised domains used in the Resource Estimation

Code	Material	Mineralised Zone	Type
ODO	Oxide	Granite	Ore
ODE	Oxide	Granite	External
TDO	Transition	Granite	Ore
TDE	Transition	Granite	External
FDO	Fresh	Granite	Ore
FDE	Fresh	Granite	External
OSO	Oxide	Secondary	Ore
OSE	Oxide	Secondary	External
TSO	Transition	Secondary	Ore
TSE	Transition	Secondary	External
FSO	Fresh	Secondary	Ore
FSE	Fresh	Secondary	External

14.1.6	Esaase

14.1.6.1	Geological Modelling

Based on grade information and geological logging and observations, oxidation, transition and fresh zones and mineralised domain boundaries have been interpreted and wireframes modelled to constrain resource estimation for the Esaase Gold Project. The interpretation and wireframe models have been developed using DatamineTM geological modelling software package.

14.1.6.2	Weathering

Composites were also coded by the weathering profile. The profile has been modelled from drill data and comprises strongly weathered saprolite, moderately weathered saprolite, transition material and fresh units. In general, the weathering surfaces are broadly parallel the topographical profile, although weathering tends to be deeper within zones of mineralisation and tend to parallel the footwall to the mineralisation where the footwall approaches the surface. On some sections, the intermixing of the weathering types can be quite complicated. Figure 14-40 shows the distribution of the weathering type.

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Figure 14-40: Sectional west tp east view of domains and weathering profile

Source: Esaase NI-43101, 2012

14.1.6.3	Domains

For the purpose of mineral resource estimation, 11 main and 2 secondary mineralised domains were interpreted and were modelled on an approximate lower cut-off grade of 0.3 g/t Au. The main mineralised domains are located within the previously broadly delineated mineralised zones, whereas the secondary mineralised domains are outside these main mineralised zones. The waste zone was assigned a default value of 0.005 g/t gold. The main domains are depicted in Figure 14-41.

To delineate the ore zones inside the previously delineated wireframes, Indicator Kriging (IK) was implemented using a gold cut-off grade of 0.3 g/t. A probability of 0.3 was selected as the best represented to delineate the mineralisation of the ore body.

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Figure 14-41: Geological Domains used for the Resource Estimation

Source: Esaase NI-43101, 2012

14.2	Compositing

14.2.1	Nkran Compositing

The de-surveyed drill holes were composited within DatamineTM on a 1 m composite length, the histograms in Figure 14-40 support this approach.

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Figure 14-42: Nkran – Histogram of drill hole lengths

14.2.2	Abore Compositing

The de-surveyed drill holes were composited within DatamineTM on a 1 m composite length. Figure 14-41 supports this approach and shows the drill hole sample lengths.

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Figure 14-43: Abore - Histogram of drill hole lengths

14.2.3	Adubiaso Compositing

The de-surveyed drill holes were composited within DatamineTM on a 1 m composite length, the histograms support this approach, Figure 14-42. A total of 27,458 composites were used in the statistical analysis and resource estimation. Twelve reefs, including the waste, form part of the statistical analysis and resource estimation.

A composite Analysis was performed for different composite sizes 1, 2 and 3 meters, the fresh quartz (FQO) zone is the largest and the grades are very stable in all the composite sizes. Table 14-7 shows the grades are greater for the composite sizes of 2 and 3 due to high grades zones (outliers).

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Table 14-7: Adubiaso Composite Analysis of Topcut data

Domain	Parameter	Composite 1m	Composite 2m	Composite 3m	1m vs 2m	1m vs 3m	2m vs 3m
OQO	AU	2.25	2.29	2.32	-1%	-3%	-1%
OQW	AU	0.08	0.09	0.10	-10%	-13%	-3%
OSO	AU	1.31	1.63	1.80	-20%	-27%	-9%
OSW	AU	0.16	0.17	0.17	-7%	-8%	-2%
TQO	AU	2.34	2.52	2.74	-7%	-15%	-8%
TQW	AU	0.08	0.08	0.08	-4%	-2%	1%
TSO	AU	1.28	1.49	1.58	-14%	-19%	-5%
TSW	AU	0.15	0.17	0.17	-13%	-11%	3%
FQO	AU	1.98	2.00	2.01	-1%	-2%	-1%
FQW	AU	0.10	0.12	0.14	-19%	-30%	-13%
FSO	AU	2.08	2.20	2.17	-5%	-4%	1%
FSW	AU	0.09	0.11	0.11	-22%	-18%	5%

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Figure 14-44: Adubiaso Histograms of the sample lengths for the original drill hole data

14.2.4	Dynamite Hill Compositing

The de-surveyed drill holes were composited within DatamineTM on a 1 m composite length, the histograms in Figure 14-45 support this approach.

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Figure 14-45: Dynamite Hill - Histogram of sample lengths for drill holes

14.2.5	Asuadai Compositing

The de-surveyed drill holes were composited within DatamineTM on a 1 m composite length, the histograms support this approach, Figure 14-46. A total of 9,381 composites were used in the statistical analysis and resource estimation. Twelve reefs, including the waste, form part of the statistical analysis and resource estimation.

A composite Analysis was performed for different composite sizes 1, 1.5 and 2 meters, the fresh quartz (FDO) zone is the largest and the grades are very stable in all the composite sizes. Table 14-8 shows the grades are greater for the composite sizes of 1.5 due to high grades zones (outliers).

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Table 14-8: Asuadai Composite Analysis of Topcut data

Domain	Parameter	Composite 1m	Composite 1.5m	Composite 2m	1m vs 1.5m	1m vs 2m	1.5m vs 2m
ODO	AU	1.46	1.48	1.50	-1%	-3%	-1%
ODE	AU	0.17	0.16	0.17	-3%	1%	-3%
OSO	AU	1.30	1.30	1.28	1%	1%	1%
OSE	AU	0.15	0.16	0.15	3%	-5%	3%
TDO	AU	1.49	1.53	1.57	-2%	-6%	-2%
TDE	AU	0.18	0.19	0.19	-2%	-8%	-2%
TSO	AU	1.04	1.06	1.06	0%	-2%	0%
TSE	AU	0.09	0.09	0.09	-7%	-5%	-7%
FDO	AU	1.42	1.45	1.43	2%	0%	2%
FDE	AU	0.30	0.30	0.31	-4%	-6%	-4%
FSO	AU	1.22	1.21	1.20	0%	1%	0%

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Figure 14-46: Asuadai Histograms of the sample lengths for the original drill hole data

14.2.6	Esaase Compositing

The desurveyed drill holes were composited within DatamineTM on a 1 m composite length. A total of 233,503 composites were used in the statistical analysis and resource estimation.

14.3	Density

Asanko Gold Mine – Phase 1 All density measurements for the Asanko Gold Mine – Phase 1 tenements were taken by means of the water immersion method. A large volume of data was collected over a range of rock types from half-core samples (some 667 total, Nkran 269, Adubiaso 129, Abore 184 and Asuadai 85) over a period of about 15 years ( by both RAGC and PMI). This data was viewed as being of sufficient quality and reliability for use in the resource estimation conducted by SRK in May of 2012 and is viewed by CJM as being industry standard practice.

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PMI sampling data included 664 density measurements performed by SGS Bibiani and SGS Tarkwa on samples of diamond core. For solid core, densities were determined by water immersion with samples wrapped in cling film and coated in hairspray, or beeswax to prevent water absorption. For broken, crumbly, or clay core intervals, densities were determined by a volumetric method. The samples are weighed in air and weighed in water, while suspended beneath a balance. The density was then calculated from these measurements.

The density results used in the SRK May, 2012 and the relevant weathered oxidation state (as used in the resource) are summarised in Table 14-1 below. These density results were also used by CJM in the October 2014 MRE.

14.4	Statistical Analysis

14.4.1	Nkran Statistical Analysis

Table 14-9: Nkran - descriptive statistics for the various domains generated

Domain	Parameter	Num records	Minimum g/t	Maximum g/t	Average g/t	Variance	St Dev	CoV
D1000	AU	212	0.01	82	2.51	45.33	6.73	2.68
D2000	AU	40875	0.005	581	2.63	59.01	7.68	2.93
D2500	AU	35014	0.0001	895.46	2.48	76.11	8.72	3.52
D2750	AU	5458	0.005	125	0.80	9.38	3.06	3.84
D5000	AU	23431	0.005	267.32	2.65	45.79	6.77	2.56
D5100	AU	9798	0.0001	532.66	2.48	61.90	7.87	3.18
DGR01	AU	19498	0.005	245.94	1.80	29.15	5.40	3.00
DGR02	AU	190	0.008	39.86	1.71	20.94	4.58	2.68
DW	AU	4375	0.005	144	2.20	42.93	6.55	2.98

14.4.2	Abore Statistical Analysis

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Table 14-10: Abore - descriptive statistics for the various domains generated

Domain	Parameter	Num records	Minimum g/t	Maximum g/t	Average g/t	Variance	St Dev	CoV
GR	AU	5689	5688	0.005	88.40	1.43	18.16	4.26
SI	AU	42	42	0.12	7.72	1.21	2.22	1.49
SE	AU	478	478	0.005	30.30	0.92	3.36	1.83
SW	AU	315	315	0.01	28.00	1.47	10.23	3.20
OX	AU	6836	6836	0.001	125.30	1.84	26.97	5.19

14.4.3	Adubiaso Statistical Analysis

Following domain generation, descriptive statistics of the individual domains was undertaken shown in Table 14-11.

Table 14-11: Adubiaso descriptive statistics for the various domains generated

Domain	Parameter	Num records	Minimum g/t	Maximum g/t	Average g/t	Variance	St Dev	CoV
OQO	AU	1544	0.001	80.00	2.29	47.14	6.87	2.99
OQW	AU	941	0.000	4.00	0.07	0.02	0.15	2.06
TQO	AU	634	0.001	50.00	2.43	34.52	5.88	2.42
TQW	AU	307	0.000	0.60	0.08	0.01	0.09	1.19
FQO	AU	592	0.001	30.00	1.94	17.73	4.21	2.17
FQW	AU	793	0.001	10.00	0.07	0.24	0.49	6.71
OSO	AU	201	0.009	15.00	1.35	8.30	2.88	2.13
OSW	AU	10537	0.000	40.00	0.13	1.00	1.00	7.70
TSO	AU	256	0.008	20.00	1.38	9.99	3.16	2.30
TSW	AU	3602	0.000	20.00	0.12	0.61	0.78	6.65
FSO	AU	913	0.008	50.00	2.14	29.96	5.47	2.55
FSW	AU	7138	0.001	30.00	0.07	0.48	0.70	10.20

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14.4.4	Dynamite Hill Statistical Analysis

Table 14-12: Dynamite descriptive statistics for the various domains generated

Domain	Parameter	Num records	Minimum g/t	Maximum g/t	Average g/t	Variance	St Dev	CoV
GR	AU	1089	1089	0.005	107.28	1.94	22.69	4.76
PH4	AU	125	125	0.025	21.04	1.64	7.57	2.75
SNW	AU	464	464	0.03	44.40	1.45	8.24	2.87
SSE	AU	288	288	0.005	13.95	1.42	3.74	1.93

14.4.5	Asaudai Statistical Analysis

Following domain generation descriptive statistics of the individual domains were calculated, Table 14-13.

Table 14-13: Asudai descriptive statistics for the various domains generated

Domain	Parameter	Num records	Minimum g/t	Maximum g/t	Average g/t	Variance	St Dev	CoV
ODO	AU	80	0.005	13.76	1.48	5.02	2.24	ODO
ODE	AU	80	0.005	1.93	0.16	0.08	0.29	ODE
OSO	AU	351	0.005	36.26	1.30	5.93	2.43	OSO
OSE	AU	1269	0.0025	77.00	0.16	4.90	2.21	OSE
TDO	AU	109	0.12	16.30	1.53	3.55	1.88	TDO
TDE	AU	106	0.005	3.70	0.19	0.25	0.50	TDE
TSO	AU	323	0.005	11.04	1.06	2.38	1.54	TSO
TSE	AU	1796	0.002	9.03	0.09	0.15	0.39	TSE
FDO	AU	266	0.0175	40.39	1.45	11.64	3.41	FDO
FDE	AU	209	0.0025	18.71	0.30	1.91	1.38	FDE
FSO	AU	646	0.0025	18.26	1.21	4.07	2.02	FSO
FSE	AU	4146	0.002333	11.77	0.09	0.16	0.40	FSE

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14.4.6	Esaase

Following domain generation, descriptive statistics of the individual reefs was undertaken Table 14-14.

Table 14-14: Esaase - descriptive statistics for the various domains

Reef	Parameter	Domain	Minimum g/t	Maximum g/t	Average g/t	Variance	St Dev	CoV
LR1	AU	1	0.001	20	1.110	3.708	1.926	1.735
LR2	AU	1	0.001	40	1.157	11.194	3.346	2.891
LR3	AU	1	0.001	10	1.109	4.729	2.175	1.961
LR4	AU	1	0.001	20	1.023	6.027	2.455	2.399
LR5	AU	1	0.001	3	0.568	0.387	0.622	1.095
LR6	AU	1	0.005	2	0.490	0.288	0.537	1.095
LR7	AU	1	0.001	1.5	0.450	0.201	0.449	0.998
LR20	AU	1	0.001	20	1.204	8.169	2.858	2.374
LR30	AU	1	0.001	5	0.774	1.610	1.269	1.639
LR40	AU	1	0.001	1	0.503	0.153	0.391	0.777
LRB	AU	1	0.040	3	0.936	0.490	0.700	0.748
OR1	AU	1	0.001	80	1.452	20.951	4.577	3.152
OR2	AU	1	0.005	30	1.008	5.950	2.439	2.420
OR3	AU	1	0.005	40	1.680	17.496	4.183	2.490

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

OR4	AU	1	0.005	30	1.097	5.593	2.365	2.156
OR5	AU	1	0.001	10	0.797	1.652	1.285	1.612
OR6	AU	1	0.001	25	1.378	9.891	3.145	2.282
OR7	AU	1	0.026	2	0.469	0.230	0.480	1.021
OR3	AU	1	0.005	40	1.680	17.496	4.183	2.490
OR4	AU	1	0.005	30	1.097	5.593	2.365	2.156
OR5	AU	1	0.001	10	0.797	1.652	1.285	1.612
OR6	AU	1	0.001	25	1.378	9.891	3.145	2.282
OR7	AU	1	0.026	2	0.469	0.230	0.480	1.021
OR20	AU	1	0.001	40	1.153	9.252	3.042	2.639
OR30	AU	1	0.005	12	1.475	6.827	2.613	1.771
OR40	AU	1	0.010	15	1.190	5.929	2.435	2.046
ORB	AU	1	0.020	1	0.477	0.118	0.343	0.719
TR1	AU	1	0.001	80	1.680	31.967	5.654	3.366
TR2	AU	1	0.001	30	1.116	5.243	2.290	2.052
TR3	AU	1	0.005	69	2.002	41.453	6.438	3.216
TR4	AU	1	0.005	42	0.851	7.310	2.704	3.176
TR5	AU	1	0.010	32	1.020	8.518	2.919	2.861
TR6	AU	1	0.005	112	4.172	322.942	17.971	4.307
TR7	AU	1	0.020	1	0.271	0.075	0.273	1.008
TR20	AU	1	0.005	40	1.189	8.383	2.895	2.434
TR30	AU	1	0.005	37	1.350	15.481	3.935	2.915
TR40	AU	1	0.005	15	1.493	9.856	3.139	2.103
TRB	AU	1	0.110	3	1.092	1.166	1.080	0.989
FR1	AU	1	0.001	80	1.263	12.459	3.530	2.795
FR2	AU	1	0.002	50	1.055	7.677	2.771	2.626
FR3	AU	1	0.005	60	1.225	11.320	3.364	2.746
FR4	AU	1	0.002	30	0.959	5.462	2.337	2.438
FR5	AU	1	0.005	15	0.823	2.811	1.677	2.038

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

FR6	AU	1	0.005	12	1.222	4.692	2.166	1.772
FR7	AU	1	0.005	15	0.942	2.739	1.655	1.757
FR20	AU	1	0.005	50	1.440	17.634	4.199	2.917
FR30	AU	1	0.005	20	1.254	7.223	2.688	2.143
FR40	AU	1	0.005	20	1.102	4.385	2.094	1.901
FRB	AU	1	0.005	4	0.759	0.693	0.832	1.096
W	AU	1	0.001	125	0.119	0.925	0.962	8.084
WE	AU	1	0.001	60	0.715	5.293	2.301	3.218

14.5	Outlier Analysis

14.5.1	Nkran Outlier Analysis

Outlier analysis was undertaken using histograms and probability plots. The outliers were determined for both the variography and the kriging stages. For variography the outliers are cut at a specified value, but for kriging the outliers are capped at a specified value. Hence, all available data is used in the kriging of the data, but a restricted data set is used for variography.

The histograms and probability plots indicate that the populations of gold grades are close to log normal, which is typical of many gold deposits. The coefficients of variation (‘CV’) are moderately high but typical for these types of deposits. The following tables summarise the kriging capping, Table 14-14 and the variogram top-cut values, Table 14-15, applied to the data:

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Table 14-15: Nkran - Kriging Capping Values per Domain

Domain	Commodity	Capping g/t
D1000	AU	30
D2000	AU	60
D2500	AU	40
D2750	AU	35
D5000	AU	100
D5100	AU	90
DGR01	AU	70
DGR02	AU	20
DW	AU	40

Table 14-16: Nkran Variography Top-Cut Values per Domain

Domain	Commodity	Top Cut g/t
D1000	AU	30
D2000	AU	60
D2500	AU	40
D2750	AU	35
D5000	AU	100
D5100	AU	90
DGR01	AU	70
DGR02	AU	20
DW	AU	40

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

14.5.2	Abore Outlier Analysis

Outlier analysis was undertaken using histograms and probability plots. The outliers were determined for both the variography and the kriging stages. For variography the outliers are cut at a specified value, but for kriging the outliers are capped at a specified value. Hence, all available data is used in the kriging of the data, but a restricted data set is used for variography.

The histograms and probability plots indicate that the populations of gold grades are close to log normal, which is typical of many gold deposits. The coefficients of variation (‘CV’) are moderately high but typical for these types of deposits. The following tables summarise the kriging capping, Table 14-15, and the variogram top-cut values, Table 14-16, applied to the data:

Table 14-17: Abore Kriging Capping Values per Domain

Domain	Commodity	Capping g/t
GR	AU	40
SI	AU	999
SE	AU	10
SW	AU	10
OX	AU	60

Table 14-18: Abore Variography Top-Cut Values per Domain

Domain	Commodity	Top Cut g/t
GR	AU	40
SE	AU	999
SI	AU	10
SW	AU	10
OX	AU	60

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

14.5.3	Adubiaso

Outlier analysis was undertaken using histograms and probability plots. The outliers were determined for both the variography and the kriging stages. For variography the outliers are cut at a specified value, but for kriging the outliers are capped at a specified value. Hence, all available data is used in the kriging of the data, but a restricted data set is used for variography.

The histograms and probability plots indicate that the populations of gold grades are close to log normal, which is typical of many gold deposits. The coefficients of variation (‘CV’) are moderately high, but typical for these types of deposits. The following tables summarise the kriging capping, Table 14-19, and the variogram top-cut values, Table 14-18 applied to the data.

Table 14-19: Adubiaso Kriging Capping Values per Domain

Domain	Commodity	Capping g/t
FQO	AU	30
FQW	AU	10
FSO	AU	50
FSW	AU	30
OQO	AU	80
OQW	AU	4
OSO	AU	15
OSW	AU	40
TQO	AU	50
TQW	AU	0.6
TSO	AU	20
TSW	AU	20

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Table 14-20: Adubiaso Variography Top-Cut Values per Domain

Domain	Commodity	Top Cut g/t
FQO	AU	20
FQW	AU	5
FSO	AU	40
FSW	AU	20
OQO	AU	40
OQW	AU	2
OSO	AU	10
OSW	AU	20
TQO	AU	40
TQW	AU	0.4
TSO	AU	10
TSW	AU	10

14.5.4	Dynamite Hill Outlier Analysis

Outlier analysis was undertaken using histograms and probability plots. The outliers were determined for both the variography and the kriging stages. For variography the outliers are cut at a specified value, but for kriging the outliers are capped at a specified value. Hence, all available data is used in the kriging of the data, but a restricted data set is used for variography.

The histograms and probability plots indicate that the populations of gold grades are close to log normal, which is typical of many gold deposits. The coefficients of variation (‘CV’) are moderately high but typical for these types of deposits. The following tables summarise the kriging capping, Table 14-21 and the variogram top-cut values, Table 14-22 applied to the data:

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Table 14-21: Dynamite Kriging Capping Values per Domain

Domain	Commodity	Capping g/t
GR	AU	40
PH4	AU	10
SNW	AU	15
SSE	AU	12

Table 14-22: Dynamite Variography Top-Cut Values per Domain

Domain	Commodity	Top Cut g/t
GR	AU	40
PH4	AU	10
SNW	AU	15
SSE	AU	12

14.5.5	Asaudai Outlier Analysis

Outlier analysis was undertaken using histograms and probability plots. The outliers were determined for both the variography and the kriging stages. For variography the outliers are cut at a specified value, but for kriging the outliers are capped at a specified value. Hence, all available data is used in the kriging of the data, but a restricted data set is used for variography.

The histograms and probability plots indicate that the populations of gold grades are close to log normal, which is typical of many gold deposits. The coefficients of variation (‘CV’) are moderately high but typical for these types of deposits. The following tables summarise the kriging capping, Table 14-23 and the variogram top-cut values, Table 14-24 applied to the data:

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Table 14-23: Asuadai Kriging Capping Values per Domain

Domain	Commodity	Capping g/t
FDE	AU	4
FDO	AU	15
FSE	AU	8
FSO	AU	10
ODE	AU	1
ODO	AU	8
OSE	AU	11
OSO	AU	10
TDE	AU	1
TDO	AU	6
TSE	AU	6
TSO	AU	10

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Table 14-24: Asuadai Variography Top-Cut Values per Domain

Domain	Commodity	Top Cut g/t
FDE	AU	2
FDO	AU	7
FSE	AU	4
FSO	AU	8
ODE	AU	1
ODO	AU	4
OSE	AU	7
OSO	AU	7
TDE	AU	1
TDO	AU	6
TSE	AU	4
TSO	AU	6

14.5.6	Esaase Outlier Analysis

Outlier analysis was undertaken using histograms and probability plots. The outliers were determined for both the variography and the kriging stages. For variography the outliers are cut at a specified value, but for kriging the outliers are capped at a specified value. Hence, all available data is used in the kriging of the data, but a restricted data set is used for variography.

The histograms and probability plots indicate that the populations of gold grades are close to log normal, which is typical of many gold deposits. The coefficients of variation (‘CV’) are moderately high but typical for these types of deposits. Table 14-25 summarise the kriging capping and the variogram top-cut values applied to the data are in Table 14-26.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Table 14-25: Esaase Kriging Capping Values per Domain

Reef	Domain	Commodity	Top Cut g/t	Reef	Domain	Commodity	Top Cut g/t
FR1	1	AU	60	OR20	1	AU	20
FR2	1	AU	30	OR3	1	AU	20
FR20	1	AU	30	OR30	1	AU	10
FR3	1	AU	40	OR4	1	AU	20
FR30	1	AU	15	OR40	1	AU	5
FR4	1	AU	20	OR5	1	AU	6
FR40	1	AU	10	OR6	1	AU	10
FR5	1	AU	10	OR7	1	AU	1
FR6	1	AU	8	ORB	1	AU	1
FR7	1	AU	10	TR1	1	AU	60
FRB	1	AU	3	TR2	1	AU	20
LR1	1	AU	15	TR20	1	AU	10
LR2	1	AU	20	TR3	1	AU	20
LR20	1	AU	15	TR30	1	AU	15
LR3	1	AU	4	TR4	1	AU	10
LR30	1	AU	3	TR40	1	AU	4
LR4	1	AU	10	TR5	1	AU	5
LR40	1	AU	1	TR6	1	AU	10
LR5	1	AU	2	TR7	1	AU	1
LR6	1	AU	2	TRB	1	AU	3
LR7	1	AU	1	W	1	AU	40
LRB	1	AU	3	WE	1	AU	40
OR1	1	AU	60	-	-	-	-
OR2	1	AU	15	-	-	-	-

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Table 14-26: Esaase Variography Top-Cut Values per Domain

Reef	Domain	Commodity	Top Cut g/t	Reef	Domain	Commodity	Top Cut g/t
FR1	1	AU	60	OR20	1	AU	20
FR2	1	AU	30	OR3	1	AU	20
FR20	1	AU	30	OR30	1	AU	10
FR3	1	AU	40	OR4	1	AU	20
FR30	1	AU	15	OR40	1	AU	5
FR4	1	AU	20	OR5	1	AU	6
FR40	1	AU	10	OR6	1	AU	10
FR5	1	AU	10	OR7	1	AU	1
FR6	1	AU	8	ORB	1	AU	1
FR7	1	AU	10	TR1	1	AU	60
FRB	1	AU	3	TR2	1	AU	20
LR1	1	AU	15	TR20	1	AU	10
LR2	1	AU	20	TR3	1	AU	20
LR20	1	AU	15	TR30	1	AU	15
LR3	1	AU	4	TR4	1	AU	10
LR30	1	AU	3	TR40	1	AU	4
LR4	1	AU	10	TR5	1	AU	5
LR40	1	AU	1	TR6	1	AU	10
LR5	1	AU	2	TR7	1	AU	1
LR6	1	AU	2	TRB	1	AU	3
LR7	1	AU	1	W	1	AU	40
LRB	1	AU	3	WE	1	AU	40
OR1	1	AU	60	-	-	-	-
OR2	1	AU	15	-	-	-	-

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

14.6	Variography Parameters

14.6.1	Nkran Variography Parameters

Downhole variograms for gold grade were constructed for each domain. Down-hole variograms allow for the determination of the nugget value as well as the vertical search range or across the ore body for the kriging estimation. In general, it was established that the average vertical range for the domains was 9 m.

Point experimental variograms were generated and modelled for each domain.

The parameters of the modelled variograms for the Nkran Project are summarised in Table 14-27.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Table 14-27: Nkran Variogram Parameters

Domain	Parameter	Sill	Nugget %	Sill 1%	Range1 m	Range2 m	Range3 m	Sill 2%	Range1 m	Range2 m	Range3 m
D1000	AU	2.11	25.69	64.38	19	20	6	100	68	94	6
D2000	AU	59.01	37.69	78.87	16	21	6	100	71	114	6
D2500	AU	2.43	53.71	92.75	12	14	6	100	44	88	6
D2750	AU	3.29	40.12	91.23	21	15	6	100	88	91	6
D5000	AU	3.34	50.84	90.59	23	22	6	100	181	94	6
D5100	AU	2.04	53.19	94.16	13	15	6	100	56	92	6
DGR01	AU	1.56	48.01	90.55	16	18	6	100	50	103	6
DGR02	AU	3.27	46.59	74.81	16	24	6	100	46	81	6
DW	AU	2.12	55.00	90.94	20	16	6	100	87	97	6

14.6.2	Abore Variography parameters

Downhole variograms for gold grade were constructed for each domain. Down-hole variograms allow for the determination of the nugget value, as well as the vertical search range or across the ore body for the kriging estimation. In general, it was established that the average vertical range for the domains was 9 m.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Point experimental variograms were generated and modelled for each domain.

The parameters of the modelled variograms for the Abore Project are summarised in Table 14-28.

Table 14-28: Abore Variogram Parameters

Domain	Parameter	Sill	Nugget %	Sill 1%	Range1 m	Range2 m	Range3 m	Sill 2%	Range1 m	Range2 m	Range3 m
GR	AU	5.37	51.05	67.09	39	25	4	100	109	71	4
SI	AU	2.27	34.16	45.68	19	25	4	100	35	66	4
SE	AU	3.37	32.06	69.47	13	11	4	100	52	30	4
SW	AU	1.31	30.38	53.16	11	22	4	100	30	50	4
OX	AU	11.49	51.05	67.09	39	25	4	100	109	71	4

14.6.3	Adubiaso Variography parameters

Downhole variograms for gold grade were constructed for each domain. Down-hole variograms allow for the determination of the nugget value as well as the vertical search range or across the ore body for the kriging estimation. In general, it was established that the average vertical range for the domains was 9 m.

Point experimental variograms were generated and modelled for each domain.

The parameters of the modelled variograms for the Adubiaso Project are summarised in Table 14-29.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Table 14-29: Adubiaso Variogram Parameters

Domain	Parameter	Sill	Nugget %	Sill 1%	Range1 m	Range2 m	Range3 m	Sill 2%	Range1 m	Range2 m	Range3 m
OQO	AU	16.034	43.16	73.58	4	13	8	100	10	30	15
OQW	AU	0.008	25.00	75.00	11	15	8	100	25	40	15
TQO	AU	17.38	40.13	40.50	14	12	3	100	25	40	10
TQW	AU	0.006	33.33	33.33	13	19	9	100	25	30	15
FQO	AU	7.395	29.40	74.67	20	14	10	100	55	35	20
FQW	AU	0.033	24.24	33.33	31	5	8	100	60	30	30
OSO	AU	2.359	31.33	52.69	13	20	5	100	45	50	10
OSW	AU	0.475	33.47	68.42	7	20	5	100	25	50	10
TSO	AU	2.078	29.31	47.26	10	19	5	100	25	50	10
TSW	AU	0.262	32.44	44.66	9	20	5	100	30	80	10
FSO	AU	14.025	20.00	55.00	13	20	5	100	30	40	10
FSW	AU	0.175	24.57	73.71	19	14	5	100	85	25	10

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

14.6.4	Dynamite Hill Variography Parameters

Downhole variograms for gold grade were constructed for each domain. Down-hole variograms allow for the determination of the nugget value, as well as the vertical search range or across the ore body for the kriging estimation. In general, it was established that the average vertical range for the domains was 9 m.

Point experimental variograms were generated and modelled for each domain. The parameters of the modelled variograms for the Dynamite Hill Project are summarised in Table 14-30Table 14-30.

Table 14-30: Dynamite Variogram Parameters

Domain	Parameter	Sill	Nugget %	Sill 1%	Range1 m	Range2 m	Range3 m	Sill 2%	Range1 m	Range2 m	Range3 m
GR	AU	9.66	11.97	63.25	18	37	6	100	42	110	6
PH4	AU	2.56	25.74	100.00	47	51	4	100	0	0	0
SNW	AU	2.73	10.00	60.00	19	34	4	100	45	134	4
SSE	AU	3.28	40.00	100.00	47	47	4	100	0	0	0

14.6.5	Asuadai Variography parameters

Downhole variograms for gold grade were constructed for each domain. Down-hole variograms allow for the determination of the nugget value as well as the vertical search range or across the ore body for the kriging estimation. In general, it was established that the average vertical range for the domains was 9 m.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Point experimental variograms were generated and modelled for each domain.

The parameters of the modelled variograms for the Asuadai Project are summarised in Table 14-31.

Table 14-31: Asuadai Varioram Parameters

Domain	Parameter	Sill	Nugget %	Sill 1%	Range1 m	Range2 m	Range3 m	Sill 2%	Range1 m	Range2 m	Range3 m
FDE	AU	0.086	31.40	38.37	6	5	8	100	80	14	14
FDO	AU	1.144	22.64	23.25	35	48	7	100	110	87	12
FSE	AU	0.046	26.09	67.39	5	11	3	100	85	27	19
FSO	AU	1.551	23.15	72.40	32	15	14	100	99	29	21
ODE	AU	0.027	33.33	40.74	5	8	11	100	23	28	20
ODO	AU	0.762	29.92	33.33	4	23	6	100	10	52	11
OSE	AU	0.085	35.29	50.59	4	8	5	100	26	19	23
OSO	AU	1.369	22.13	59.17	7	26	8	100	19	60	20
TDE	AU	0.008	25.00	37.50	20	14	21	100	31	30	31
TDO	AU	1.558	24.33	40.05	7	23	4	100	12	49	14
TSE	AU	0.052	36.54	36.54	10	12	11	100	61	48	24
TSO	AU	1	43.40	44.80	5	8	6	100	21	29	11

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

14.6.6	Esaase Variography parameters

Downhole variograms were constructed for each reef and for gold. Down-hole variograms allow for the determination of the nugget value as well as the vertical search range or across the ore body for the kriging estimation. In general, it was established that the average vertical range for the domains and commodities was 9 m.

Point experimental variograms were generated and modelled for each domain. The parameters of the modelled variograms for the Keegan Esaase Project are summarised in Table 14-32.

Table 14-32: Esaase Variogram Model Parameters

Reef	Parameter	Sill	Nugget percentage %	Sill 1%	Range1 m	Range2 m	Range3 m	Sill 2%	Range1 m	Range2 m	Range3 m
LR1	AU	2.18	40.50	87.12	38.97	64.95	9	100	50.08	67.78	9
LR2	AU	2.71	34.38	85.88	37.50	62.50	9	100	38.54	64.37	9
LR3	AU	0.47	30.32	76.88	31.47	42.88	9	100	69.61	75.00	9
LR4	AU	2.67	31.74	55.00	38.81	46.94	9	100	63.10	92.17	9
LR5	AU	2.60	32.76	55.00	53.58	71.46	9	100	75.00	78.28	9
LR6	AU	1.72	37.95	55.00	38.95	111.44	9	100	84.64	95.53	9

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Reef	Parameter	Sill	Nugget percentage %	Sill 1%	Range1 m	Range2 m	Range3 m	Sill 2%	Range1 m	Range2 m	Range3 m
LR7	AU	0.04	32.75	55.00	13.21	13.21	9	100	9.15	9.15	9
LR20	AU	1.94	37.23	87.83	62.22	65.19	9	100	101.86	143.56	9
LR30	AU	0.46	31.79	86.02	38.82	187.96	9	100	77.64	139.49	9
LR40	AU	0.06	31.26	99.90	36.06	36.06	9	100	43.05	43.05	9
LRB	AU	0.91	44.66	76.96	28.12	65.27	9	100	70.28	83.55	9
OR1	AU	2.22	40.07	79.17	56.76	68.05	9	100	29.01	77.22	9
OR2	AU	1.78	49.50	87.01	38.98	55.41	9	100	41.25	49.51	9
OR3	AU	1.81	44.58	85.65	23.94	47.78	9	100	39.54	49.25	9
OR4	AU	1.82	35.89	81.58	38.97	55.51	9	100	20.73	91.76	9
OR5	AU	1.82	39.67	55.00	31.13	52.41	9	100	67.77	83.73	9
OR6	AU	2.38	30.27	55.00	69.62	73.15	9	100	94.03	69.04	9

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Reef	Parameter	Sill	Nugget percentage %	Sill 1%	Range1 m	Range2 m	Range3 m	Sill 2%	Range1 m	Range2 m	Range3 m
OR7	AU	0.08	32.73	76.56	26.99	36.99	9	100	41.48	45.10	9
OR20	AU	2.16	38.14	55.00	39.96	47.06	9	100	30.88	58.69	9
OR30	AU	4.24	32.45	76.88	85.10	93.27	9	100	81.92	107.57	9
OR40	AU	1.97	45.05	55.00	62.53	62.53	9	100	87.68	87.68	9
ORB	AU	1.55	61.67	89.54	5.60	5.60	9	100	6.40	6.40	9
TR1	AU	2.14	39.97	89.26	38.99	64.99	9	100	52.47	129.98	9
TR2	AU	2.17	37.29	76.84	47.60	43.13	9	100	32.08	79.36	9
TR3	AU	1.99	50.79	76.14	50.12	83.53	9	100	63.42	98.29	9
TR4	AU	1.45	61.67	93.88	45.00	51.36	9	100	90.00	150.00	9
TR5	AU	1.60	48.16	84.38	95.12	124.81	9	100	200.13	84.98	9
TR6	AU	2.72	59.23	59.82	29.53	48.65	9	100	97.21	162.01	9

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Reef	Parameter	Sill	Nugget percentage %	Sill 1%	Range1 m	Range2 m	Range3 m	Sill 2%	Range1 m	Range2 m	Range3 m
TR7	AU	1.43	43.74	55.00	6.49	10.81	9	100	12.97	15.91	9
TR20	AU	1.92	45.86	90.81	42.76	84.55	9	100	17.96	63.30	9
TR30	AU	2.87	30.79	55.00	76.94	131.79	9	100	105.85	145.87	9
TR40	AU	1.85	45.71	55.00	77.01	101.30	9	100	154.02	193.97	9
TRB	AU	0.42	56.33	87.04	360.62	360.62	9	100	295.36	295.36	9
FR1	AU	2.22	45.80	85.94	54.87	9.49	9	100	159.44	130.50	9
FR2	AU	2.22	40.91	74.91	71.03	64.96	9	100	89.32	53.33	9
FR3	AU	6.17	32.86	80.50	59.43	31.85	9	100	86.50	76.89	9
FR4	AU	1.98	46.12	55.00	39.07	39.27	9	100	63.22	83.62	9
FR5	AU	1.80	31.13	75.59	59.33	64.93	9	100	126.80	129.88	9
FR6	AU	2.59	34.36	91.89	26.19	42.20	9	100	34.19	29.43	9

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Reef	Parameter	Sill	Nugget percentage %	Sill 1%	Range1 m	Range2 m	Range3 m	Sill 2%	Range1 m	Range2 m	Range3 m
FR7	AU	2.29	38.94	75.92	29.58	37.66	9	100	25.13	69.79	9
FR20	AU	2.49	34.43	75.40	53.17	27.52	9	100	90.32	21.92	9
FR30	AU	3.19	49.15	55.00	42.19	66.03	9	100	61.03	79.27	9
FR40	AU	2.56	39.02	84.88	77.00	52.54	9	100	61.47	77.70	9
FRB	AU	1.83	30.75	75.25	51.35	52.82	9	100	131.75	126.16	9
W	AU	2.20	43.90	97.45	78.04	126.72	9	100	107.54	125.24	9
WE	AU	2.61	36.89	55.00	162.50	162.50	9	100	250.74	250.74	9

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14.7	Estimation Methodology

14.7.1	Nkran Estimation Methodology

The estimation was conducted with a block size of 10 x 20 x 6 meters (X, Y, Z), ordinary kriging were undertaken with a discretisation of 5 x 5 x 3 (X, Y, Z).

Table 14-33: Nkran Search ranges and angles

Domain	Commodity	sdist1	sdist2	sdist3	sangle1	sangle2	sangle3	saxis1	saxis2	saxis3
D1000	AU	48	74	6	32	-95	10	3	2	3
D2000	AU	51	94	6	31	-105	5	3	2	3
D2500	AU	43	78	6	35	-40	15	3	2	3
D2750	AU	60	70	6	24	-105	-30	3	2	3
D5000	AU	140	70	6	30	-82	-75	3	2	3
D5100	AU	46	72	6	24	-78	0	3	2	3
DGR01	AU	40	83	6	14	-106	0	3	2	3
DGR02	AU	46	71	6	30	-102	0	3	2	3
DW	AU	60	70	6	31	-30	10	3	2	3
W	AU	60	70	3	31	-30	10	3	2	3

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Table 14-34: Nkran - Number of samples in search

Domain	Commodity	minnum1	maxnum1	svolfac2	minnum2	maxnum2	svolfac3	minnum3	maxnum3	maxkey
D1000	AU	4	24	2	3	16	5	2	11	6
D2000	AU	4	24	2	3	16	5	2	11	6
D2500	AU	4	24	2	3	16	5	2	11	6
D2750	AU	4	24	2	3	16	5	2	11	6
D5000	AU	4	24	2	3	16	5	2	11	6
D5100	AU	4	24	2	3	16	5	2	11	6
DGR01	AU	4	24	2	3	16	5	2	11	6
DGR02	AU	4	24	2	3	16	5	2	11	6
DW	AU	4	24	2	3	16	5	2	11	6
W	AU	4	24	2	3	16	5	2	11	6

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Figure 14-47: Nkran Block Model Section N 700640

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Figure 14-48: Nkran Block Model Section N 700680

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Figure 14-49: Nkran Block Model Plan View 40m

14.7.2	Abore Estimation Methodology

The interpolation were conducted with a block size of 10 x 10 x 3 meters (X & Y and Z), ordinary kriging were undertaken with a discretisation of 5 x 5 x 3 (X & Y & Z).

Table 14-35: Abore Search ranges and angles

Domain	Commodity	sdist1	sdist2	sdist3	sangle1	sangle2	sangle3	saxis1	saxis2	saxis3
OX	AU	60	120	6	30	82	0	3	2	3
GR	AU	60	120	6	30	82	0	3	2	3
SI	AU	30	60	6	30	82	0	3	2	3
SE	AU	30	60	5	30	82	0	3	2	3
SW	AU	30	60	5	30	82	0	3	2	3

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Table 14-36: Abore -Number of samples in search

Domain	Commodity	minnum1	maxnum1	svolfac2	minnum2	maxnum2	svolfac3	minnum3	maxnum3	maxkey
OX	AU	12	30	2	4	15	5	2	10	4
GR	AU	12	30	2	4	15	5	2	10	4
SI	AU	12	30	2	4	15	5	2	10	4
SE	AU	12	30	2	4	15	5	2	10	4
SW	AU	12	30	2	4	15	5	2	10	4

Figure 14-50: Abore Block Model Section N 713980

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Figure 14-51: Abore Block Model Section N 713940

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Figure 14-52: Abore Block Model Plan View 130 m

14.7.3	Adubiaso Estimation Methodology

The interpolation were conducted with a block size of 10 x 10 x 6 meters (X and Y and Z), ordinary kriging were undertaken. For this exercise ordinary kriging was used with a discretisation of 5 x 5 x 3 (X and Y and Table 14-37): Adubiaso Search ranges and angles Z).

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Table 14-37: Adubiaso Search ranges and angles

Domain	Commodity	sdist1	sdist2	sdist3	sangle1	sangle2	sangle3	saxis1	saxis2	saxis3
FQO	AU	55	35	20	40	-85	0	3	2	3
FQW	AU	60	30	30	40	-85	0	3	2	3
FSO	AU	30	40	10	40	-30	0	3	2	3
FSW	AU	85	25	10	40	-30	0	3	2	3
OQO	AU	10	30	15	40	-85	0	3	2	3
OQW	AU	25	40	15	40	-85	0	3	2	3
OSO	AU	45	50	10	40	-30	0	3	2	3
OSW	AU	25	50	10	40	-30	0	3	2	3
TQO	AU	25	40	10	40	-85	0	3	2	3
TQW	AU	25	30	15	40	-85	0	3	2	3
TSO	AU	25	50	10	40	-30	0	3	2	3
TSW	AU	30	80	10	40	-30	0	3	2	3

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Table 14-38: Adubiaso - Number of samples in search

Domain	Commodity	minnum1	maxnum1	svolfac2	minnum2	maxnum2	svolfac3	minnum3	maxnum3	maxkey
FQO	AU	6	24	2	4	16	5	2	11	6

FQW	AU	6	24	2	4	16	5	2	11	6
FSO	AU	6	24	2	4	16	5	2	11	6
FSW	AU	6	24	0	4	16	0	2	11	6
OQO	AU	6	24	2	4	16	5	2	11	6
OQW	AU	6	24	2	4	16	5	2	11	6
OSO	AU	6	24	2	4	16	5	2	11	6
OSW	AU	6	24	0	4	16	0	2	11	6
TQO	AU	6	24	2	4	16	5	2	11	6
TQW	AU	6	24	2	4	16	5	2	11	6
TSO	AU	6	24	2	4	16	5	2	11	6
TSW	AU	6	24	0	4	16	0	2	11	6

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Figure 14-53: Adubiaso Block Model Section N 704400

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Figure 14-54: Adubiaso Block Model Section N 704440

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Figure 14-55: Adubiaso Block Model Plan View 80m

14.7.4	Dynamite Hill Estimation Methodology

The interpolation were conducted with a block size of 10 x 10 x 3 meters (X and Y and Z), ordinary kriging were undertaken with a discretisation of 5 x 5 x 3 (X and Y and Z).

Table 14-39: Dynamite Hill - Search ranges and angles

Domain	Commodity	sdist1	sdist2	sdist3	sangle1	sangle2	sangle3	saxis1	saxis2	saxis3
SSE	AU	30	60	5	38	42	-7	3	2	3
SNW	AU	30	60	5	38	42	-7	3	2	3
PH4	AU	40	90	6	38	42	-7	3	2	3
GR	AU	40	90	6	38	42	-7	3	2	3

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Table 14-40: Dynamite Hill - Number samples in search

Domain	Commodity	minnum1	maxnum1	svolfac2	minnum2	maxnum2	svolfac3	minnum3	maxnum3	maxkey
SSE	AU	12	30	2	6	20	5	2	10	4
SNW	AU	12	30	2	6	20	5	2	10	4
PH4	AU	12	30	2	6	20	5	2	10	4
GR	AU	12	30	2	6	20	5	2	10	4

Figure 14-56: Dynamite Hill Block Model Section N 707000

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Figure 14-57: Dynamite Hill Block Model Section N 707040

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Figure 14-58: Dynamite Hill Block Model PlanView 290m

14.7.5	Asuadai Estimation Methodology

The interpolation were conducted with a block size of 10 x 10 x 3 meters (X & Y and Z), ordinary kriging were undertaken with a discretisation of 5 x 5 x 3 (X and Y and Z).

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Table 14-41: Asuadai Search ranges and angles

Domain	Commodity	sdist1	sdist2	sdist3	sangle1	sangle2	sangle3	saxis1	saxis2	saxis3
FDE	AU	80	30	15	30	60	0	3	2	3
FDO	AU	110	80	15	30	60	0	3	2	3
FSE	AU	85	30	15	30	50	0	3	2	3
FSO	AU	100	30	20	30	50	0	3	2	3
ODE	AU	30	30	20	30	60	0	3	2	3
ODO	AU	10	50	10	30	60	0	3	2	3
OSE	AU	30	20	20	30	50	0	3	2	3
OSO	AU	20	60	20	30	50	0	3	2	3
TDE	AU	40	30	25	30	60	0	3	2	3
TDO	AU	20	50	15	30	60	0	3	2	3
TSE	AU	60	45	20	30	50	0	3	2	3
TSO	AU	30	30	10	30	50	0	3	2	3

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Table 14-42: Asuadai -Number of samples in search

Domain	Commodity	minnum1	maxnum1	svolfac2	minnum2	maxnum2	svolfac3	minnum3	maxnum3	maxkey
FDE	AU	6	24	2	4	16	5	2	11	6
FDO	AU	6	24	2	4	16	5	2	11	6
FSE	AU	6	24	0	4	16	0	2	11	6
FSO	AU	6	24	2	4	16	5	2	11	6
ODE	AU	6	24	2	4	16	5	2	11	6
ODO	AU	6	24	2	4	16	5	2	11	6
OSE	AU	6	24	0	4	16	0	2	11	6
OSO	AU	6	24	2	4	16	5	2	11	6
TDE	AU	6	24	2	4	16	5	2	11	6
TDO	AU	6	24	2	4	16	5	2	11	6
TSE	AU	6	24	0	4	16	0	2	11	6
TSO	AU	6	24	2	4	16	5	2	11	6

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Figure 14-59: Asuadai Block Model Section N 709200

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Figure 14-60: Asuadai Block Model Section N 709200

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Figure 14-61: Asuadai Block Model Plan View 180m

14.7.6	Esaase Estimation Methodology

Simple and ordinary kriging were undertaken. Simple kriging includes the global mean as a constituent of the kriging equation. Simple kriging is used primarily is areas which are not well defined spatially by data and the mean of the population is included as part of the estimate.

The global means for each domain and reef were determined through the analysis of the statistics of various regularised data set dimensions. Minxcon declustered the data and reviewed the means and average variances of each declustered data set in order to determine the most representative global mean for each domain. Table 14-43 summarises the global means determined per reef:

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Table 14-43: Global Means

Reef	Domain	Commodity	Global Mean	Reef	Domain	Commodity	Global Mean
FR1	1	AU	1.26	OR2	1	AU	1.01
FR2	1	AU	1.06	OR20	1	AU	1.15
FR20	1	AU	1.44	OR3	1	AU	1.68
FR3	1	AU	1.23	OR30	1	AU	1.48
FR30	1	AU	1.25	OR4	1	AU	1.10
FR4	1	AU	0.96	OR40	1	AU	1.19
FR40	1	AU	1.10	OR5	1	AU	0.80
FR5	1	AU	0.82	OR6	1	AU	1.38
FR6	1	AU	1.22	OR7	1	AU	0.47
FR7	1	AU	0.94	ORB	1	AU	0.48
FRB	1	AU	0.76	TR1	1	AU	1.68
LR1	1	AU	1.11	TR2	1	AU	1.12
LR2	1	AU	1.16	TR20	1	AU	1.19
LR20	1	AU	1.20	TR3	1	AU	2.00
LR3	1	AU	1.11	TR30	1	AU	1.35
LR30	1	AU	0.77	TR4	1	AU	0.85
LR4	1	AU	1.02	TR40	1	AU	1.49
LR40	1	AU	0.50	TR5	1	AU	1.02
LR5	1	AU	0.57	TR6	1	AU	4.17
LR6	1	AU	0.49	TR7	1	AU	0.27
LR7	1	AU	0.45	TRB	1	AU	1.09
LRB	1	AU	0.94	W	1	AU	0.12
OR1	1	AU	1.45	WE	1	AU	0.68

Table 14-44 summarises the means and variances obtained for each declustered data set.

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Table 14-44: Declustered Statistics Per Reef

Reef	Domain	Xsize	Ysize	Zsize	Num Blk	Av_AU	Var_AU
LR1	DOM0	80	80	250	20	0.91	0.19
LR2	DOM0	80	80	250	19	1.46	2.89
LR3	DOM0	80	80	250	4	0.67	0.39
LR4	DOM0	80	80	250	13	0.92	0.60
LR5	DOM0	80	80	250	9	0.57	0.08
LR6	DOM0	80	80	250	5	0.47	0.03
LR7	DOM0	80	80	250	1	0.45	-
LR20	DOM0	80	80	250	15	0.88	0.53
LR30	DOM0	80	80	250	6	0.72	0.15
LR40	DOM0	80	80	250	3	0.46	0.01
LRB	DOM0	80	80	250	4	0.90	0.11
OR1	DOM0	80	80	250	46	1.46	4.11
OR2	DOM0	80	80	250	44	1.02	1.11
OR3	DOM0	80	80	250	11	1.48	0.98
OR4	DOM0	80	80	250	26	0.86	0.14
OR5	DOM0	80	80	250	20	0.67	0.09
OR6	DOM0	80	80	250	10	0.89	0.68
OR7	DOM0	80	80	250	4	0.49	0.00
OR20	DOM0	80	80	250	27	1.11	1.08
OR30	DOM0	80	80	250	10	1.98	4.04
OR40	DOM0	80	80	250	7	1.53	0.94
ORB	DOM0	80	80	250	3	0.36	0.05

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TR1	DOM0	80	80	250	47	1.46	1.11
TR2	DOM0	80	80	250	40	0.88	0.31
TR3	DOM0	80	80	250	8	2.00	0.71
TR4	DOM0	80	80	250	24	0.77	0.49
TR5	DOM0	80	80	250	12	1.50	2.84
TR6	DOM0	80	80	250	5	3.42	35.53
TR7	DOM0	80	80	250	1	0.27	-
TR20	DOM0	80	80	250	19	1.10	1.46
TR30	DOM0	80	80	250	11	1.55	2.48
TR40	DOM0	80	80	250	6	1.80	4.29
TRB	DOM0	80	80	250	2	0.70	0.35
FR1	DOM0	80	80	250	76	1.11	0.47
FR2	DOM0	80	80	250	58	1.08	0.66
FR3	DOM0	80	80	250	29	1.39	1.79
FR4	DOM0	80	80	250	29	0.91	1.26
FR5	DOM0	80	80	250	15	0.70	0.08
FR6	DOM0	80	80	250	5	1.01	0.24
FR7	DOM0	80	80	250	6	1.04	0.34
FR20	DOM0	80	80	250	28	1.22	0.71
FR30	DOM0	80	80	250	17	1.26	0.69
FR40	DOM0	80	80	250	18	1.10	0.44
FRB	DOM0	80	80	250	12	0.77	0.11
W	DOM0	80	80	250	1136	0.08	0.01
WE	DOM0	80	80	250	447	0.68	0.45

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Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Minxcon reviewed the effect of the global means on the estimates for one of the ore bodies. On a global basis there was minimal difference between the ordinary and simple kriged estimates, such that a material impact on the estimates by the global means was determined as insignificant. The zone reviewed contained a spatially well represented drill hole data set.

The grade estimates have been classified as Indicated and Inferred in accordance with N43-101 guidelines based on the confidence levels of the key criteria that were considered during the resource estimation. Key criteria are tabulated below in Table 14-45.

Table 14-45: Confidence Levels of Key Criteria

Items	Discussion	Confidence
Drilling Techniques	RC/Diamond - Industry standard approach	High
Logging	Standard nomenclature and apparent high quality	High
Drill Sample Recovery	Diamond core and RC recovery adequate	High
Sub-sampling Techniques and Sample Preparation	Industry standard for both RC and Diamond core	High
Quality of Assay Data	Quality control conclusions outlined in Section 14. Some issues have been identified. Recent improvements have been noted.	Moderate
Verification of Sampling and Assaying	Dedicated drillhole twinning to reproduce original drill intercepts.	High
Location of Sampling Points	Survey of all collars with adequate downhole survey. Investigation of available downhole survey indicates expected deviation.	High
Data Density and Distribution	Core mineralisation defined on a notional 40mE x 40mN drill spacing with a small area drilled at 20mE x 20mN. Other areas more broadly spaced to approximately 80mN spaced lines (40mE spacing) reflecting a lower confidence.	Moderate to High
Audits or Reviews	Coffey Mining is unaware of external reviews	N/A
Database Integrity	Minor errors identified and rectified	High
Geological Interpretation	The broad mineralisation constraints are subject to a large amount of uncertainty concerning localised mineralisation trends as a reflection of geological complexity. Closer spaced drilling is required to resolve this issue.	Moderate
Rock Dry Bulk Density	DBD measurements taken from drill core, DBD applied is considered robust when compared with 3D data.	High below top of transition, moderate in oxide material
Estimation and Modelling Techniques	Multiple Indicator Kriging and Ordinary Kriging	High
Mining Factors or Assumptions	8mE by 10mN by 5mRL SMU.	Moderate

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Numerous displays of the resource block model were viewed in cross section, long section and plan views and compared with the original composites data used for estimation.

14.8	Resource Reporting

The Global Asanko Gold Mine Mineral Resources is divided in Phase 1 (Nkran, Adubiaso, Abore, Dynamite Hill & Asuadai) the cut off used was 0.8 g/t and Phase 2 (Esaase), where the cut-off grade used was 0.6 g/t.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Table 14-46: Asanko Gold Mine Mineral Resources as at April 2014

DEPOSIT	MEASURED			INDICATED			TOTAL (M&I)			INFERRED
	Tonnage	Grade	Content	Tonnage	Grade	Content	Tonnage	Grade	Content	Tonnage	Grade	Content
	Mt	g/t	Moz	Mt	g/t	Moz	Mt	g/t	Moz	Mt	g/t	Moz
NKRAN	13.24	2.55	1.09	25.80	2.23	1.85	39.04	2.34	2.94	7.06	2.34	0.53
ADUBIASO	0.73	2.60	0.06	1.40	2.04	0.09	2.13	2.23	0.15	0.20	2.27	0.02
ABORE	1.61	1.70	0.09	3.37	1.63	0.18	4.98	1.65	0.27	6.59	1.65	0.35
DYNAMITE HILL	0.00	0.00	0.00	1.84	1.86	0.11	1.84	1.86	0.11	0.52	1.51	0.03
ASUADAI	0.00	0.00	0.00	1.64	1.34	0.07	1.64	1.34	0.07	1.25	1.61	0.06
ESAASE	23.38	1.49	1.12	71.25	1.44	3.28	94.63	1.45	4.40	33.59	1.40	1.51
TOTAL	38.96	1.88	2.36	105.30	1.65	5.58	144.26	1.71	7.94	49.21	1.58	2.50

Notes:

●	The cut-off grade used for Phase 1, the Project resources (Nkran, Adubiaso, Abore, Dynamite Hill and Asuadai) was 0.8 g/t

●	The cut-off grade used for Phase 2 (Esaase) resource was 0.6 g/t

●	Columns may not add up due to rounding

●	All figures are in metric tonnes

●	The Mineral Resources are stated as in situ tonnes

●	Individual Densities was used per mineral zone

●	The tonnages and contents are stated as 100%, which means no attributable portions have been stated in the table

●	Conversion from grams to ounces – 31.10348

●	Cautionary Note Concerning Estimates of Inferred Resources

●	Mineral Resources that are not mineral reserves do not have demonstrated economic viability. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred mineral resources will be converted to measured and

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

indicated categories through further drilling, or into mineral reserves, once economic considerations are applied. The Company advises investors that while the term “inferred mineral resources” is recognized and required by Canadian regulations, the SEC does not recognize it.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, and they have not been used in this Definitive Project Plan to estimate Mineral Reserves.  Readers are cautioned not to assume that all or any part of an inferred resource exists, or is economically or legally mineable.

Table 14-47: Nkran Mineral Resources as at April 2014

Au Cut-Off	Resource	Tonnage	Grade	Content
g/t	Category	Mt	g/t	Moz
0.4	Measured	14.91	2.34	1.12
	Indicated	31.13	1.95	1.95
	Total M&I	46.04	2.07	3.07
	Inferred	9.87	1.96	0.62
0.6	Measured	14.18	2.43	1.11
	Indicated	28.63	2.08	1.92
	Total M&I	42.81	2.20	3.03
	Inferred	8.37	2.09	0.56
0.8	Measured	13.24	2.55	1.09
	Indicated	25.80	2.23	1.85
	Total M&I	39.04	2.34	2.94
	Inferred	7.06	2.34	0.53
1.0	Measured	12.15	2.69	1.05
	Indicated	22.75	2.41	1.76
	Total M&I	34.90	2.50	2.81
	Inferred	5.81	2.66	0.49

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Notes:

●	Columns may not add up due to rounding

●	All figures are in metric tonnes

●	The Mineral Resources are stated as in situ tonnes

●	Individual Densities was used per mineral zone

●	The tonnages and contents are stated as 100%, which means no attributable portions have been stated in the table below

Table 14-48: Adubiaso Mine Mineral Resources as at April 2014

Cut-Off	Resource	Tonnes	Gold Grade	Gold Ounces
Au g/t	Category	Mt	g/t	Moz
0.4	Measured	0.85	2.30	0.06
	Indicated	1.62	1.85	0.10
	Total M&I	2.47	2.01	0.16
	Inferred	0.24	2.02	0.02
0.6	Measured	0.81	2.40	0.06
	Indicated	1.53	1.93	0.09
	Total M&I	2.34	1.99	0.15
	Inferred	0.22	2.13	0.02
0.8	Measured	0.73	2.60	0.06
	Indicated	1.40	2.04	0.09
	Total M&I	2.13	2.19	0.15
	Inferred	0.20	2.27	0.02
1.0	Measured	0.65	2.80	0.06
	Indicated	1.20	2.22	0.09
	Total M&I	1.85	2.52	0.15
	Inferred	0.18	2.40	0.01

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Notes:

●	Columns may not add up due to rounding

●	All figures are in metric tonnes

●	The Mineral Resources are stated as in situ tonnes

●	Individual Densities was used per mineral zone

●	The tonnages and contents are stated as 100%, which means no attributable portions have been stated in the table below

Table 14-49: Abore Mine Mineral Resources as at April 2014

Cut-Off	Resource	Tonnes	Gold Grade	Gold Ounces
Au g/t	Category	Mt	g/t	Moz
0.4	Measured	2.41	1.35	0.11
	Indicated	5.33	1.26	0.22
	Total M&I	7.74	1.33	0.33
	Inferred	11.86	1.19	0.45
0.6	Measured	2.11	1.47	0.10
	Indicated	4.58	1.38	0.20
	Total M&I	6.69	1.39	0.30
	Inferred	9.20	1.38	0.41
0.8	Measured	1.61	1.70	0.09
	Indicated	3.37	1.63	0.18
	Total M&I	4.98	1.69	0.27
	Inferred	6.59	1.65	0.35
1.0	Measured	1.18	1.99	0.08
	Indicated	2.41	1.92	0.15
	Total M&I	3.59	1.99	0.23
	Inferred	4.61	1.98	0.29

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Notes:

●	Columns may not add up due to rounding

●	All figures are in metric tonnes

●	The Mineral Resources are stated as in situ tonnes

●	Individual Densities was used per mineral zone

●	The tonnages and contents are stated as 100%, which means no attributable portions have been stated in the table below

Table 14-50: Dynamite Hill Mine Mineral Resources as at April 2014

Cut-Off	Resource	Tonnes	Gold Grade	Gold Ounces
Au g/t	Category	Mt	g/t	Moz
0.4	Measured	0.00	0.00	0.00
	Indicated	2.08	1.72	0.12
	Total M&I	2.08	1.72	0.12
	Inferred	0.58	1.42	0.03
0.6	Measured	0.00	0.00	0.00
	Indicated	2.01	1.76	0.11
	Total M&I	2.01	1.76	0.11
	Inferred	0.56	1.45	0.03
0.8	Measured	0.00	0.00	0.00
	Indicated	1.84	1.86	0.11
	Total M&I	1.84	1.86	0.11
	Inferred	0.52	1.51	0.03
1.0	Measured	0.00	0.00	0.00
	Indicated	1.56	2.03	0.10
	Total M&I	1.56	2.03	0.10
	Inferred	0.46	1.60	0.02

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Notes:

●	Columns may not add up due to rounding

●	All figures are in metric tonnes

●	The Mineral Resources are stated as in situ tonnes

●	Individual Densities was used per mineral zone

●	The tonnages and contents are stated as 100%, which means no attributable portions have been stated in the table below

Table 14-51: Asudai Mine Mineral Resources as at April 2014

Cut-Off	Resource	Tonnes	Gold Grade	Gold Ounces
Au (g/t)	Category	Mt	g/t	Moz
0.4	Measured	0.00	0.00	0.00
	Indicated	2.14	1.18	0.08
	Total M&I	2.14	1.18	0.08
	Inferred	1.63	1.38	0.07
0.6	Measured	0.00	0.00	0.00
	Indicated	1.99	1.23	0.08
	Total M&I	1.99	1.23	0.08
	Inferred	1.47	1.48	0.07
0.8	Measured	0.00	0.00	0.00
	Indicated	1.64	1.34	0.07
	Total M&I	1.64	1.34	0.07
	Inferred	1.25	1.61	0.06
1.0	Measured	0.00	0.00	0.00
	Indicated	1.18	1.51	0.06
	Total M&I	1.18	1.51	0.06
	Inferred	0.97	1.82	0.06

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Notes:

●	Columns may not add up due to rounding

●	All figures are in metric tonnes

●	The Mineral Resources are stated as in situ tonnes

●	Individual Densities was used per mineral zone

●	The tonnages and contents are stated as 100%, which means no attributable portions have been stated in the table below

Table 14-52: Esaase Mine Mineral Resources as at September 2012

Cut-Off Au G	Resource Category	Tonnes Mt	Gold Grade g/t	Gold Ounces Moz
0.4	Measured	30.15	2.34	1.23
	Indicated	98.98	1.95	3.73
	Total M&I	129.13	1.19	4.96
	Inferred	49.39	1.11	1.76
0.6	Measured	23.37	1.49	1.12
	Indicated	71.25	1.43	3.28
	Total M&I	94.62	1.45	4.40
	Inferred	33.59	1.40	1.51
0.8	Measured	17.52	1.76	0.99
	Indicated	51.40	1.72	2.84
	Total M&I	68.92	1.73	3.83
	Inferred	22.23	1.76	1.26
1.0	Measured	12.97	2.06	0.86
	Indicated	37.60	2.02	2.45
	Total M&I	50.57	2.03	3.31
	Inferred	16.00	2.09	1.08

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Notes:

●	Columns may not add up due to rounding

●	All figures are in metric tonnes

●	The Mineral Resources are stated as in situ tonnes

●	Individual Densities was used per mineral zone

●	The tonnages and contents are stated as 100%, which means no attributable portions have been stated in the table

14.8.1.1	Effective Date of Mineral Resource

The effective date of the above Mineral Resource Estimation is 10 April 2014.

14.9	Disclosure Requirements for Mineral Resources Classification

The Mineral Resource classification is a function of the confidence of the whole process from drilling, sampling, geological understanding and geostatistical relationships. The grade estimates have been classified as Measured, Indicated and Inferred in accordance with NI 43-101 guidelines based on the confidence levels of the key criteria that were considered during the resource estimation. The resource classification for CJM is very similar to SRK resource classification performed in March 2012.

Mineral Resources that are not mineral reserves do not have demonstrated economic viability. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred mineral resources will be converted to measured and indicated categories through further drilling, or into mineral reserves, once economic considerations are applied. The Company advises investors that while the term “inferred mineral resources” is recognized and required by Canadian regulations, the SEC does not recognize it.  Under Canadian rules, estimates of Inferred

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Mineral Resources may not form the basis of economic studies, and they have not been used in this Definitive Project Plan to estimate Mineral Reserves.  Readers are cautioned not to assume that all or any part of an inferred resource exists, or is economically or legally mineable.

Key criteria for drilling, sampling and geology are tabulated below in Table 14-53.

Table 14-53: Confidence Levels of Key Criteria for Drilling, Sampling and Geology

Items	Discussion	Confidence
Drilling Techniques	RC/Diamond - Industry standard approach	High
Logging	Standard nomenclature and apparent high quality	High
Drill Sample Recovery	Diamond core and RC recovery adequate	High
Sub-sampling Techniques and Sample Preparation	Industry standard for both RC and Diamond core	High
Quality of Assay Data	Quality control conclusions outlined in Section 14. Some issues have been identified. Recent improvements have been noted.	Moderate
Verification of Sampling and Assaying	Dedicated drill hole twinning to reproduce original drill intercepts.	High
Location of Sampling Points	Survey of all collars with adequate downhole survey. Investigation of available downhole survey indicates expected deviation.	High
Data Density and Distribution	Core mineralisation defined on a notional 40 mE by 30 mN drill spacing with a small area drilled at 20 mE by 20 mN. Other areas more broadly spaced to approximately 80 mN.	Moderate to High
Database Integrity	Minor errors identified and rectified	High
Geological Interpretation	The broad mineralisation constraints are subject to a large amount of uncertainty concerning localised mineralisation trends as a reflection of geological complexity. Closer spaced drilling is required to resolve this issue.	Moderate
Rock Dry Bulk Density	DBD measurements taken from drill core, DBD applied is considered robust when compared with 3D data.	High below top of transition, moderate in oxide material

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

The following aspects or parameters are considered from a geostatistical aspect:-

1.	Number of samples used to estimate a specific block:

a.	Measured: at least 9 drill holes within variogram range and a minimum of 27 one-meter composited samples.

b.	Indicated: at least 4 drill holes within variogram range and a minimum of 12 one-meter composite samples.

c.	Inferred: 1 drill hole within search range.

2.	Distance to sample (variogram range):

a.	Measured: at least within 60% of variogram range.

b.	Indicated: within variogram range.

c.	Inferred: further than variogram range and within geological expected limits.

3.	Lower confidence limit (blocks):

a.	Measured: less than 20% from mean (80% confidence).

b.	Indicated: 20–40% from mean (80–60% confidence).

c.	Inferred: more than 40% (less than 60% confidence).

4.	Kriging efficiency:

a.	Measured: more than 40%.

b.	Indicated: 10–40%.

c.	Inferred: less than 10%.

5.	Deviation from lower 90% confidence limit (data distribution within Resource area considered for classification):

a.	Measured: less than 10% deviation from mean.

b.	Indicated: 10–20%.

c.	Inferred: more than 20%.

6.	Regression Slope:

a.	Measured – 90%.

b.	Indicated - 60% - 90%.

c.	Inferred – less than 60%.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

The definition of a measured mineral resource requires that the nature, quality, amount and distribution of data are such as to leave the Competent Person with no reasonable doubt that the tonnages and grade of the mineralisation can be estimated to within close limits and any variation within these limits would not materially affect the economics of extraction. CJM reviewed the spatial distribution of the drill hole data, the robustness of the kriged model and the parameters for the area classified into Measured Resource. It is CJM’s opinion that the geological model is well understood and defined in this area, and further drilling would not affect any material changes to the tonnages and grades.

The definition of Indicated Mineral Resource states that there should be sufficient confidence for mine design, mine planning or economic studies. CJM is of the opinion that there is sufficient confidence in the estimate of the Indicated Resource areas to allow the appropriate application of technical and economic parameters and enable an evaluation of economic viability.

The following numeric resource category codes were assigned into the block model, based on the categorisation criteria listed above:

●	Measured Resource: RESCAT = 1

●	Indicated Resource: RESCAT = 2

●	Inferred Resource: RESCAT = 3, and

●	Unclassified Resource: RESCAT = 0

The following figures summarise the Mineral Resource classification areas, as well as the grades associated with Mineral Resource classification, as well as the grade versus tonnage curves.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Figure 14-62: Nkran Resource Classification Section N 700640

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Figure 14-63: Abore Resource Classification Section N 713980

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Figure 14-64: Adubiaso Resource Classification Section N 704400

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Figure 14-65: Dynamite Hill Resource Classification Section N 707000

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Figure 14-66: Asuadai Resource Classification Section N 704240

The grade versus tonnage curves for the measured, indicated and inferred resource categories are depicted in Figure 14-67 to Figure 14-71.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

620000 E
622500 E
727500 N
727500 N
N
725000 N
725000 N
RESCAT
Measured
Indicated
Inferred
Minxcon
Mineral Resource Categories
September 2012

Figure 14-67: Esaase Resource Classification Section

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Figure 14-67: NKran Grade Tonnage Curve

Figure 14-68: Abore Grade Tonnage Curve

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Figure 14-69: Adubiaso Grade Tonnage Curve

Figure 14-70: Asuadai Grade Tonnage Curve

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Figure 14-71: Dynamite Hill Grade Tonnage Curve

Esaase Tonnage Grade Curve

Figure 14-72: Measured Grade versus Tonnage Curve

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Figure 14-73: Indicated Grade versus Tonnage Curve

Figure 14-74: Inferred Grade versus Tonnage Curve

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

15	MINERAL RESERVES ESTIMATE

Mineral Reserves for the Esaase Pit are not stated at this time and are the subject of the Phase 2 PFS. The process to develop the Mineral Reserve estimate for the Asanko Gold Mine – Phase 1 was as follows:

1.	The open pit optimisation has been undertaken on the measured and indicated resources only.

2.	The grades and tonnes of the mineral resource model have been modified by a mining recovery and a mining dilution based on ore body geometry and mining methodology. The Mining Model contains undiluted ore tonnes and ore grade. Fixed dilution and mining recovery percentages of 5% end 95% respectively, were subsequently applied in the optimisations

3.	The Whittle suite of optimisation software was used to perform the pit optimisations. Whittle is an accepted industry optimisation tool. A range of operating costs and production parameters were applied. The source of the parameters are summarised below, along with the source of the information:

a.	A base gold price of US$1,300/oz (PMI). A government royalty of 5.0 and a Refining Cost of $4.16/oz were then applied. This resulted in a Net Gold Price of ~$1,235 / oz.

b.	Pit slopes inter-ramp angles ranging from 28.5 to 58.2 degrees. Resulting overall pit slopes account for access ramps where applicable.

c.	Gold recovery ranging from 90.3% to 94.4% dependent on ore body and material weathering.

d.	Processing throughput of 3.0 Mtpa.

e.	Mining costs based on budget submissions from Ghanaian based mining contractors.

f.	A total processing cost per tonne of ore, inclusive of general / administration costs and overland haulage. These costs ranged from US$18.07/t and US$20.01/t for Nkran oxide ore and Nkran primary ore respectively, to US$20.91/t and US$22.93/t for Asuadai oxide ore and Asuadai primary ore respectively.

A range of sensitivity assessments were done on key optimisation parameters, varying them by ± 10%. This indicated the optimal shell inventory (i.e. the size and shape of the optimal shell and therefore the ore and waste generated) was relatively robust for Nkran. The other deposits exhibit varying levels of sensitivity, however, as Nkran and account for more than 80% of the project Mineral Reserve, overall the Asanko Gold Mine – Phase 1 Mineral Reserve can be considered adequately robust.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Due to growing concern over recent commodity price fluctuation due to a volatile market, further gold price sensitivities on various price points were tested. The sensitivities have confirmed the robustness of the Nkran optimal shell, as well as the varying levels of price sensitivity exhibited by the other satellite pit resources.

Optimal shells were selected for each deposit that were then used as the basis for ultimate pit designs. The shell selection criteria was relatively conservative, and was based on a compromise between maximising reserve against minimising mining material of marginal value at depth.

A cut-off grade of 0.8g/t, based on project specific projected revenue and cost was applied to all Project resources.

Table 15-1 summarises the Mineral Reserve Statement based on the work detailed above, undertaken as part of the Asanko Gold Mine – Phase 1 Definitive Project Plan.

Table 15-1: Obotan Gold Project Mineral Reserve Statement

Deposit	Classification	Tonnage (Mt)	Au Grade (g/t)	MOz
Nkran	Proven	13.5	2.32	1.00
	Probable	17.7	2.12	1.20
Adubiaso	Proven	0.9	2.23	0.06
	Probable	0.9	1.90	0.05
Abore	Proven	1.2	1.69	0.06
	Probable	0.9	1.87	0.05
Asuadai	Proven	0.0	0.00	0.00
	Probable	0.5	1.26	0.02
Dynamite Hill	Proven	0.0	0.00	0.00
	Probable	1.1	1.88	0.07
Total	Proven	15.5	2.26	1.13
	Probable	21.0	2.07	1.39

Note: All tonnes quoted are dry tonnes. Differences in the addition of deposit tonnes to the total displayed is due to rounding.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

The Mineral Reserve estimate has been classified and reported in accordance with the Canadian National Instrument 43-101, ‘Standards of Disclosure for Mineral projects’ of June 2011 (the Instrument) and the classifications adopted by the CIM Council in November 2010. Furthermore, the Mineral Reserve classifications are also consistent with the ‘Australasian Code for Reporting of Exploration Results, Mineral resources and Ore Reserves’ of 2004 (“the Code”) as prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and the Mineral Council of Australia (“JORC”), with the minor exception that the Code refers to Ore Reserves while the Instrument refers to Mineral Reserves.

The estimate of Mineral Reserves for the Asanko Gold Mine – Phase 1 are not at this stage materially affected by any known environmental, permitting, legal, title, taxation, socioeconomic, marketing, political, or other relevant issue. Furthermore, the estimate of Mineral Reserves are not materially affected by any known mining, metallurgical, infrastructure, or other relevant factor.

15.1	DRA Comments

DRA is confident that sufficient geological work has been undertaken, and sufficient geological understanding gained, to enable the construction of an ore body model suitable for the derivation of Mineral Resource and Mineral Reserve estimates. DRA considers that both the modelling and the grade interpolation have been carried out in an unbiased manner and that the resulting grade and tonnage estimates should be reliable within the context of the classification applied. In addition, DRA is not aware of any metallurgical, infrastructural, environmental, legal, title, taxation, socio-economic, or marketing issues that would impact on the mineral resource, or reserve statements as presented.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

16	MINING METHODS

16.1	Introduction

Mining methods for the Esaase pit are the subject of the Phase 2 PFS and not discussed here. This section presents the main conclusions given in the mining Definitive-Project Plan for the Project only.

A Life of Mine (LOM) schedule has been developed to supply a three million tonnes per annum (Mtpa) mill feed rate from the five Asanko Gold Mine – Phase 1 deposits. A mining contractor will be used for all earthmoving activities.

All deposits will be mined utilising conventional truck and shovel method. Ore and waste will be drilled and blasted, then loaded and hauled to either the Nkran RoM pad, direct tip into the crushing facility at Nkran, placed on pit rim stockpiles (for the remote deposits), or placed on waste rock storage facility with 90 tonne haul trucks. A single fleet of mining equipment will be shared between all deposits. The project is to be mined utilising modern technology with proven success, with no requirement for untried, or untested technology. For the pits Adubiaso, Abore, Dynamite Hill and Asuadai, a fleet of road trucks will be utilised to haul ore from the respective pit rim stockpiles to the central processing facility at Nkran.

Nkran will commence production first. This assists in keeping the pre stripping volumes low and delivering higher mill feed grades early in the project life.

Approximately one year of waste stripping will be required to expose sufficient ore to maintain a constant ore feed rate of 3 Mtpa once the mill has been commissioned. During this first year, ore that is mined will be stockpiled. This material has been utilised in the production schedule, however it is expected once the processing facility is constructed this material will be utilised as commissioning material.

The mining of all five deposits runs for a period of approximately 12.5 years based on the current production schedule. The peak production requirements are 34.8 Mtpa (total material movement).

16.2	Mine Design and Operation

16.2.1	Optimisation Parameters

The optimisation parameters used throughout stages 1 and 2 are outlined below.

16.2.1.1	Slope Design

The pit slope design parameters were provided by Mining One Consulting. The slopes were provided based on the weathering codes within the block model (i.e. Oxide / Transition / Fresh). Two sets of parameters were provided for Nkran.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Walls in the north and south were deemed to require a similar geotechnical approach, whereas the east and west wall geotechnical parameters are the same. For the Dynamite Hill deposit, the design was split into the eastern and western pit wall geotechnical zones. For the remaining satellite pits, Adubiaso, Abore and Asuadai, another geotechnical specification was applied. The design parameters are detailed in the table below.

Table 16-1: Nkran Slope Design Parameters

Nkran
Parameter	Oxide		Transition		Fresh
	E&W	N&S	E&W	N&S	E&W	N&S
Flitch Height (m)	3	3	3	3	3	3
Number of Flitches	2	2	4	4	6	6
Bench Height (m)	6	6	12	12	18	18
Batter Angle °	60	60	70	70	70	80
Berm Width (m)	6	6	7	7	7	8
Inter-Ramp Angle ° (IRA)	32.4	32.4	47.8	47.8	53	58.2
Stack Height (m)	40	40	60	60	108	108

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Table 16-2: Dynamite Hill Slope Design Parameters

Dynamite Hill
Parameter	Oxide		Transition		Fresh
	East	West	East	West	East	West
Flitch Height (m)	3	3	3	3	3	3
Number of Flitches	2	2	4	4	6	6
Bench Height (m)	6	6	12	12	18	18
Batter Angle °	50	50	65	65	65	65
Berm Width (m)	6	6	7	7	8	8
Inter-Ramp Angle ° (IRA)	28.5	28.5	43.6	42.5	47.7	47.7
Stack Height (m)	40	40	60	60	108	108

Table 16-3: Adubiaso / Abore / Asuadai Slope Design Parameters

Adubiaso / Abore / Asuadai
Parameter	Oxide	Transition	Fresh
Flitch Height (m)	3	3	3
Number of Flitches	2	4	6
Bench Height (m)	6	12	18
Batter Angle °	60	70	70
Berm Width (m)	6	9	11
Inter-Ramp Angle ° (IRA)	32.4	41.9	45.7
Stack Height (m)	40	60	108

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

16.2.1.2	Mining Costs

Mining costs are based on September 2014 contractor price estimates to mine the Nkran pre strip as well as one year of mining, with revised dump locations. The cost estimates comprise the following elements:

●	Mobilisation, establishment and demobilisation

●	Provision and maintenance of all equipment necessary to carry out the works

●	Short term planning of the works

●	Clearing and grubbing, topsoil stripping and stockpiling

●	Drill and blast of all relevant ore and waste material, including pre-splitting

●	Excavate and load of all materials

●	Hauling, dumping and stockpiling of all materials to the designated destinations

Construction, or reconstruction and maintenance of all necessary haul roads. (i) Grade control drilling and sampling from dedicated drill rigs as per BOQ

●	Re-handle of ROM stockpile to the ROM tip as per the plant feed schedule

●	The provision and control of surface drainage

●	The management and removal of all water within the open pit area and associated surface activities, including removal of storm water and ground water

●	Provision of all pit and dump lighting facilities if required

●	Profiling of final dumps and other disturbed areas as directed by the superintendent

●	Carry out secondary breaking of ore as required

●	Provision and management of all personnel for the mining activities

●	Provision of safety, environmental and quality assurance plans

●	Attend meetings and report progress of the works

16.2.1.3	Processing Recoveries and Costs

Processing costs and recoveries for each metallurgical domain were received from DRA and modelled in 3D for each of the deposits.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

16.2.1.4	Financial Parameters

The gold price and discount rate used in the optimisations are summarised in the table below.

Table 16-4: Optimisation Financial Parameters

Parameter	Unit	Value
Discount Rate	%	5
Base Price	$US/oz.	1,300
Government Royalty	%	5.0
Refining Cost	$US/oz.	4.16
Nett Price	($US/g)	39.7

16.2.2	Stage 1 - Bench Height Selection

16.2.2.1	Motivation for Bench Height Analysis

The geological resource estimation was conducted on a 5 m x 5 m x 3 m (X, Y and Z respectively) block model size. So in order to achieve mining selectivity and dilution reduction the decision was made to select mining equipment to mine the ore zone in 3 m flitches, the waste zones are to be mined in 6 m height.

16.2.2.2	Ore Dilution and Ore Loss

5% dilution and 5% mining loss were assumed because the ore domains are continuous and will be clearly delineated and marked. Sampling of blast holes would be the basis for grade control in this analysis. The accuracy of the resulting ore / waste boundary is limited by the resolution of the grade control, which is a function of the density of the drilling pattern. The lower the flitch height, the smaller the pattern, the smaller the distance between “ore holes” and “waste holes” and hence the smaller the potential for ore loss ore dilution. These dilution and loss percentages are accepted as being in line with smaller flitch heights such as the 3 m flitches associated with this mining operation.

16.2.3	Stage 1 – Optimisation Sensitivities

In order to gauge the project sensitivity to various operational parameter fluctuations, the following parameters were varied by +10% and -10%.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

●	Gold Price

●	Mining Cost

●	Processing Cost

The influence of these variations were tested on the following key project performance indicators:

●	Indicative Project Discounted Cash Flow (Specified Case)

●	Gold Metal Mined

●	Mine Life in Years

●	Ore Tonnes Mined

The resulting KPI variance is indicated in percentage change from the base case. The resulting project outcomes are indicated below.

16.2.3.1	Nkran Sensitivities

Figure 16-1: Nkran DCF Sensitivities

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Figure 16-2: Mining Metal Output Sensitivities

Figure 16-3: Mine Life Sensitivies

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Figure 16-4: Nkran Ore Tonnes Sensitivities

As more than 80% of the total Project resource is attributable to Nkran, this mining zone’s sensitivity to various project parameter fluctuations has far greater bearing on the potential project outcome than the other four smaller resources.

Predictably, the project value indicates linear sensitivity behaviour as result of linear cost and commodity price variation. The Metal Mined, Mine Life and Ore Tonnes Mined sensitivities indicate that the Nkran resource is relatively robust and insensitive to cost increases and lower commodity prices. Contrastingly, the Nkran resource shows higher sensitivity to increases in gold price, as well as lower operating costs, which in turn indicates the future potential for increase of the Nkran reserve as result of improved financial conditions.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

16.2.3.2	Adubiaso Sensitivities

Figure 16-5: Adubiaso DCF Sensitivities

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Figure 16-6: Adubiaso Metal Ounces Mined Sensitivities

Figure 16-7: Adubiaso Mine Life Sensitivities

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Figure 16-8: Adubiaso Ore Tonnes Mined Sensitivities

16.2.3.3	Abore Sensitivities

Figure 16-9: Abore DCF Sensitivities

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Figure 16-10: Abore Metal Ounces Mined Sensitivities

Figure 16-11: Abore Mine Life Sensitivities

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Figure 16-12: Ore Tonnes Mined Sensitivities

16.2.3.4	Dynamite Hill Sensitivities

Figure 16-13: Dynamite Hill DCF Sensitivities

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Figure 16-14: Dynamite Hill Metal Ounces Mined Sensitivities

Figure 16-15: Dynamite Hill Mine Life Sensitivities

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Figure 16-16: Dynamite Ore Tonnes Mined Sensitivities

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

16.2.3.5	Asuadai Sensitivities

Figure 16-17: Asuadai DCF Sensitivities

Figure 16-18: Asuadai Ounces Mined Sensitivities

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Figure 16-19: Asuadai Mine Life and Ore Tonnes Mined Sensitivities

The Adubiaso an Abore sensitivities exhibit similar behaviour. Both show high sensitivity to lower prices and higher costs, as well as low sensitivity to improved financial parameters. The inverse is true for Asuadai and Dynamite Hill, as high sensitivity to improved financials (as well as lower sensitivity to worsened financial conditions) indicate a robust pit shell, and potential for future growth of the mine.

Overall, the project is more sensitive to those parameters that directly affect revenue, being grade, recovery and price.

The valuation sensitivity indices emphasise the sensitivity of Nkran, and therefore the whole of the Project, to gold price variations and the grade of the ore. This is typical for mining projects in general and gold project particularly.

Due to concern over stability in commodity prices in a turbulent and volatile market, further analysis was undertaken in order to gauge the potential impact of price fluctuations on the project output. Project output statistics were tested on various gold prices.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Figure 16-20: Nkran Au Price Sensitivities

Figure 16-21: Adubiaso Au Price Sensitivities

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Figure 16-22: Abore Au Price Sensitivities

Figure 16-23: Dynamite Hill Au Price Sensitivities

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Figure 16-24: Asuadai Au Price Sensitivities

The above analyses confirmed the robustness of the optimal Nkran shell. Predictably, all DCF sensitivities to gold price fluctuations exhibit similar linear behaviour. However, the tonnages for smaller pits show comparatively higher sensitivity percentages, due to the relatively small base case shells, compared to Nkran.

16.2.4	Stage 2 - Pit Optimisation

16.2.4.1	General

The maximum specified case discounted cash flow scenario, as well as the selected design scenario are indicated as in the coloured legend below.

Optimum Specified Case
Selected Shell

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

16.2.4.2	Nkran Shell Selection

Due to it relatively robust nature, as illustrated in Table 16-5, a shell slightly larger than the Maximum Specified Case Cash flow shell can be selected. By selecting shell 34, an additional 6 months added to the mine life compared to pit 29, at a reduction of only 0.4% in Specified Case Discounted Cash flow. This shell yields 5% more ore than the maximum case, as well as 13% more waste. Pit 34 offers an additional 105 000 of mined ounces over pit 29 which is an increase of 5.1%.

Table 16-5: Nkran Optimisation Results

Shell #	Material					Discounted Cash flow			Mine Life (Yrs.)
	Ore		Waste	Total	Mined Au	Worst Case	Specified Case	Best Case
	MT	Au (g/t)	MT	MT	MOz	($M)	($M)	($M)
1	3.0	2.82	6.2	9.1	0.27	207	207	207	1.0
2	5.6	2.73	13.7	19.3	0.49	353	353	356	1.9
3	6.2	2.69	15.3	21.5	0.54	383	383	386	2.1
4	6.9	2.65	17.0	24.0	0.59	414	414	418	2.3
5	7.6	2.62	18.9	26.5	0.64	443	443	448	2.5
6	8.2	2.59	20.7	28.9	0.69	466	466	472	2.7
7	9.9	2.54	26.6	36.6	0.81	531	531	540	3.3
8	10.3	2.53	28.2	38.6	0.84	546	546	555	3.4
9	10.9	2.50	30.0	40.9	0.88	563	563	574	3.6
10	11.1	2.49	30.7	41.8	0.89	568	568	580	3.7
11	13.4	2.43	39.8	53.1	1.04	633	633	649	4.5
12	14.1	2.41	43.5	57.7	1.10	653	653	672	4.7
13	16.5	2.35	52.6	69.1	1.25	708	708	732	5.5
14	17.7	2.33	57.9	75.6	1.32	732	732	759	5.9

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Shell #	Material					Discounted Cash flow			Mine Life (Yrs.)
	Ore		Waste	Total	Mined Au	Worst Case	Specified Case	Best Case
	MT	Au (g/t)	MT	MT	MOz	($M)	($M)	($M)
15	18.4	2.31	60.9	79.4	1.37	747	747	776	6.1
16	20.2	2.30	71.7	91.9	1.49	783	783	819	6.7
17	20.6	2.29	73.8	94.4	1.52	789	789	826	6.9
18	21.2	2.28	76.8	98.0	1.55	797	797	837	7.1
19	21.3	2.28	77.8	99.1	1.56	800	800	840	7.1
20	21.8	2.27	80.1	101.9	1.59	806	806	848	7.3
21	23.5	2.25	90.9	114.4	1.70	825	825	875	7.8
22	23.6	2.25	92.2	115.9	1.71	826	826	878	7.9
23	26.2	2.24	118.5	144.7	1.89	850	850	918	8.7
24	26.8	2.25	124.6	151.4	1.94	855	855	927	8.9
25	27.1	2.24	126.6	153.7	1.96	857	857	930	9.0
26	27.5	2.24	129.0	156.4	1.98	859	859	934	9.2
27	28.2	2.23	133.9	162.0	2.02	862	862	941	9.4
28	28.5	2.22	136.0	164.5	2.03	863	863	944	9.5
29	29.1	2.22	141.2	170.3	2.07	864	864	949	9.7
30	29.4	2.21	145.2	174.7	2.10	863	863	952	9.8
31	29.6	2.21	147.5	177.1	2.11	863	863	954	9.9
32	29.8	2.21	149.2	179.0	2.12	863	863	955	9.9
33	30.2	2.21	153.9	184.1	2.15	861	861	957	10.1
34	30.6	2.21	159.0	189.6	2.18	860	860	960	10.2

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Shell #	Material					Discounted Cash flow			Mine Life (Yrs.)
	Ore		Waste	Total	Mined Au	Worst Case	Specified Case	Best Case
	MT	Au (g/t)	MT	MT	MOz	($M)	($M)	($M)
35	30.9	2.21	161.8	192.6	2.19	859	859	961	10.3
36	31.4	2.21	168.2	199.6	2.23	856	856	963	10.5
37	31.6	2.21	170.3	201.9	2.24	854	854	963	10.5
38	31.7	2.20	171.9	203.6	2.25	853	853	963	10.6
39	32.0	2.20	175.7	207.7	2.26	851	851	964	10.7
40	32.4	2.20	179.6	212.0	2.29	847	847	964	10.8

Figure 16-25: Nkran Whittle Analysis

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

16.2.4.3	Adubiaso Shell Selection

By selecting shell 46, an additional 160kt of ore (9% more) is mined compared to pit 39, at a reduction of only 0.8% in Specified Case Discounted Cash flow. 13% More waste is mined.

Table 16-6: Adubiaso Optimisation Results

Shell #	Material					Discounted Cash flow			Mine Life (Yrs.)
	Ore		Waste	Total	Mined Au	Worst Case	Specified Case	Best Case
	MT	Au (g/t)	MT	MT	MOz	($M)	($M)	($M)
1	0.2	3.96	0.3	0.5	0.02	19	19	19	0.1
2	0.2	3.85	0.3	0.5	0.02	20	20	20	0.1
3	0.2	3.77	0.3	0.5	0.02	20	20	20	0.1
4	0.2	3.59	0.4	0.6	0.02	21	21	21	0.1
5	0.2	3.46	0.5	0.7	0.03	22	22	22	0.1
6	0.2	3.40	0.6	0.8	0.03	23	23	23	0.1
7	0.3	3.31	0.6	0.9	0.03	24	24	24	0.1
8	0.3	3.24	0.7	1.0	0.03	25	25	25	0.1
9	0.4	2.91	1.3	1.7	0.04	30	30	30	0.1
10	0.4	2.88	1.3	1.8	0.04	31	31	31	0.1
11	0.5	2.81	1.4	1.9	0.04	32	32	32	0.2
12	0.6	2.70	1.9	2.5	0.05	35	35	35	0.2
13	0.6	2.65	2.1	2.7	0.05	37	37	37	0.2
14	0.6	2.61	2.2	2.9	0.05	38	38	38	0.2
15	0.6	2.59	2.3	2.9	0.05	38	38	38	0.2
16	0.7	2.53	2.7	3.4	0.06	40	40	40	0.2

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Shell #	Material					Discounted Cash flow			Mine Life (Yrs.)
	Ore		Waste	Total	Mined Au	Worst Case	Specified Case	Best Case
	MT	Au (g/t)	MT	MT	MOz	($M)	($M)	($M)
17	0.9	2.47	3.7	4.6	0.07	45	45	45	0.3
18	0.9	2.45	4.1	5.0	0.07	46	46	46	0.3
19	0.9	2.45	4.1	5.1	0.07	46	46	46	0.3
20	1.1	2.34	4.7	5.8	0.08	49	49	49	0.4
21	1.1	2.32	4.9	6.0	0.08	50	50	50	0.4
22	1.1	2.31	5.1	6.2	0.08	50	50	50	0.4
23	1.2	2.29	5.3	6.5	0.08	51	51	51	0.4
24	1.2	2.28	5.5	6.7	0.09	51	51	51	0.4
25	1.2	2.25	5.8	7.0	0.09	52	52	52	0.4
26	1.3	2.24	5.9	7.1	0.09	52	52	52	0.4
27	1.3	2.23	5.9	7.2	0.09	52	52	52	0.4
28	1.3	2.22	6.2	7.5	0.09	53	53	53	0.4
29	1.3	2.22	6.4	7.7	0.09	53	53	53	0.4
30	1.3	2.21	6.4	7.7	0.09	53	53	53	0.4
31	1.3	2.20	6.6	7.9	0.10	53	53	53	0.4
32	1.4	2.20	6.7	8.1	0.10	54	54	54	0.5
33	1.4	2.20	6.8	8.2	0.10	54	54	54	0.5
34	1.4	2.19	6.9	8.3	0.10	54	54	54	0.5
35	1.4	2.17	7.3	8.8	0.10	54	54	54	0.5
36	1.5	2.15	7.9	9.4	0.10	54	54	54	0.5

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Shell #	Material					Discounted Cash flow			Mine Life (Yrs.)
	Ore		Waste	Total	Mined Au	Worst Case	Specified Case	Best Case
	MT	Au (g/t)	MT	MT	MOz	($M)	($M)	($M)
37	1.5	2.14	8.2	9.8	0.11	54	54	54	0.5
38	1.7	2.10	10.2	12.0	0.12	55	55	55	0.6
39	1.7	2.10	10.3	12.1	0.12	55	55	55	0.6
40	1.8	2.09	10.7	12.5	0.12	55	55	55	0.6
41	1.8	2.07	11.1	12.9	0.12	55	55	55	0.6
42	1.8	2.07	11.1	13.0	0.12	55	55	55	0.6
43	1.8	2.06	11.2	13.1	0.12	55	55	55	0.6
44	1.8	2.06	11.3	13.2	0.12	54	54	54	0.6
45	1.9	2.06	11.5	13.3	0.12	54	54	54	0.6
46	1.9	2.05	11.7	13.6	0.12	54	54	54	0.6
47	1.9	2.04	12.0	13.9	0.13	54	54	54	0.6
48	1.9	2.04	12.1	14.0	0.13	54	54	54	0.6
49	1.9	2.03	12.3	14.2	0.13	54	54	54	0.6
50	1.9	2.03	12.3	14.3	0.13	54	54	54	0.6
51	2.0	2.03	12.4	14.4	0.13	54	54	54	0.7
52	2.0	2.03	12.6	14.5	0.13	54	54	54	0.7
53	2.0	2.03	12.7	14.6	0.13	53	53	53	0.7
54	2.0	2.03	12.8	14.7	0.13	53	53	53	0.7
55	2.0	2.02	13.0	14.9	0.13	53	53	53	0.7
56	2.0	2.02	13.1	15.1	0.13	53	53	53	0.7

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Shell #	Material					Discounted Cash flow			Mine Life (Yrs.)
	Ore		Waste	Total	Mined Au	Worst Case	Specified Case	Best Case
	MT	Au (g/t)	MT	MT	MOz	($M)	($M)	($M)
57	2.0	2.02	13.2	15.2	0.13	53	53	53	0.7
58	2.0	2.01	13.3	15.4	0.13	53	53	53	0.7
59	2.0	2.01	13.4	15.5	0.13	53	53	53	0.7
60	2.0	2.01	13.5	15.5	0.13	53	53	53	0.7

Figure 16-26: Adubiaso Whittle Analysis

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

16.2.4.4	Abore Shell Selection

By selecting shell 60, at a reduction of only 0.4% in Specified Case Discounted Cash flow, the selected shell yields 4.3% more ore than the maximum case, as well as 4.3% more waste. Pit 60 offers an additional 3600 mined ounces over pit 55 which is an increase of 3%.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Table 16-7: Abore Optimisation Results

Shell #	Material					Discounted Cash flow			Mine Life (Yrs.)
	Ore		Waste	Total	Mined Au	Worst Case	Specified Case	Best Case
	MT	Au (g/t)	MT	MT	MOz	($M)	($M)	($M)
1	0.0	3.92	0.1	0.2	0.00	3	3	3	0.0
2	0.0	3.85	0.1	0.2	0.00	3	3	3	0.0
3	0.0	3.67	0.1	0.2	0.00	3	3	3	0.0
4	0.0	3.51	0.2	0.2	0.00	4	4	4	0.0
5	0.1	3.47	0.5	0.6	0.01	6	6	6	0.0
6	0.1	3.39	0.5	0.6	0.01	7	7	7	0.0
7	0.1	3.29	0.5	0.6	0.01	7	7	7	0.0
8	0.1	3.25	0.5	0.6	0.01	7	7	7	0.0
9	0.1	3.14	0.6	0.7	0.01	8	8	8	0.0
10	0.1	3.06	0.6	0.7	0.01	8	8	8	0.0
11	0.2	2.64	1.0	1.2	0.02	12	12	12	0.1
12	0.2	2.60	1.1	1.3	0.02	13	13	13	0.1
13	0.3	2.62	1.3	1.6	0.02	15	15	15	0.1
14	0.3	2.62	1.4	1.6	0.02	15	15	15	0.1
15	0.3	2.58	1.4	1.7	0.02	15	15	15	0.1
16	0.3	2.52	1.5	1.8	0.02	16	16	16	0.1
17	0.3	2.51	1.5	1.8	0.03	16	16	16	0.1
18	0.3	2.48	1.6	1.9	0.03	17	17	17	0.1
19	0.3	2.45	1.7	2.1	0.03	17	17	17	0.1

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Shell #	Material					Discounted Cash flow			Mine Life (Yrs.)
	Ore		Waste	Total	Mined Au	Worst Case	Specified Case	Best Case
	MT	Au (g/t)	MT	MT	MOz	($M)	($M)	($M)
20	0.4	2.42	2.1	2.6	0.03	20	20	20	0.1
21	0.4	2.40	2.2	2.6	0.03	20	20	20	0.1
22	0.4	2.39	2.2	2.7	0.03	20	20	20	0.1
23	0.5	2.33	2.7	3.2	0.04	23	23	23	0.2
24	0.6	2.28	3.2	3.8	0.04	25	25	25	0.2
25	0.6	2.26	3.3	4.0	0.05	26	26	26	0.2
26	0.7	2.24	3.5	4.2	0.05	27	27	27	0.2
27	0.7	2.20	3.9	4.7	0.05	28	28	28	0.2
28	0.8	2.20	3.9	4.7	0.05	29	29	29	0.3
29	0.8	2.18	4.0	4.8	0.05	29	29	29	0.3
30	0.8	2.16	4.2	5.0	0.06	30	30	30	0.3
31	0.8	2.15	4.3	5.1	0.06	30	30	30	0.3
32	0.9	2.15	5.3	6.3	0.06	33	33	33	0.3
33	1.0	2.12	5.6	6.6	0.07	34	34	34	0.3
34	1.0	2.11	5.7	6.7	0.07	34	34	34	0.3
35	1.0	2.10	5.9	6.9	0.07	34	34	34	0.3
36	1.1	2.09	6.3	7.4	0.07	35	35	35	0.4
37	1.1	2.07	6.5	7.6	0.08	36	36	36	0.4
38	1.2	2.05	6.7	7.8	0.08	36	36	36	0.4
39	1.2	2.03	6.8	8.0	0.08	37	37	37	0.4

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Shell #	Material					Discounted Cash flow			Mine Life (Yrs.)
	Ore		Waste	Total	Mined Au	Worst Case	Specified Case	Best Case
	MT	Au (g/t)	MT	MT	MOz	($M)	($M)	($M)
40	1.3	2.00	7.2	8.6	0.08	37	37	37	0.4
41	1.3	2.00	7.3	8.6	0.08	38	38	38	0.4
42	1.3	1.99	7.5	8.8	0.09	38	38	38	0.4
43	1.4	1.97	7.8	9.2	0.09	38	38	38	0.5
44	1.4	1.96	8.0	9.4	0.09	38	38	38	0.5
45	1.5	1.95	8.3	9.7	0.09	39	39	39	0.5
46	1.5	1.94	8.5	10.0	0.09	39	39	39	0.5
47	1.6	1.92	8.8	10.4	0.10	39	39	39	0.5
48	1.6	1.91	8.9	10.5	0.10	39	39	39	0.5
49	1.7	1.90	9.6	11.3	0.10	40	40	40	0.6
50	1.8	1.88	10.2	12.0	0.11	40	40	40	0.6
51	1.8	1.87	10.3	12.1	0.11	40	40	40	0.6
52	1.8	1.86	10.5	12.3	0.11	40	40	40	0.6
53	1.9	1.86	11.1	13.0	0.11	40	40	40	0.6
54	1.9	1.85	11.5	13.4	0.11	40	40	40	0.6
55	2.0	1.83	11.9	13.9	0.12	40	40	40	0.7
56	2.0	1.83	11.9	13.9	0.12	40	40	40	0.7
57	2.0	1.82	12.0	14.0	0.12	40	40	40	0.7
58	2.1	1.81	12.2	14.3	0.12	40	40	40	0.7
59	2.1	1.81	12.3	14.4	0.12	40	40	40	0.7

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Shell #	Material					Discounted Cash flow			Mine Life (Yrs.)
	Ore		Waste	Total	Mined Au	Worst Case	Specified Case	Best Case
	MT	Au (g/t)	MT	MT	MOz	($M)	($M)	($M)
60	2.1	1.81	12.4	14.5	0.12	40	40	40	0.7
61	2.2	1.79	13.1	15.2	0.13	40	40	40	0.7
62	2.2	1.79	13.2	15.4	0.13	40	40	40	0.7
63	2.2	1.78	13.4	15.6	0.13	40	40	40	0.7
64	2.3	1.77	13.6	15.9	0.13	40	40	40	0.8
65	2.4	1.74	14.8	17.2	0.14	39	39	39	0.8
66	2.4	1.74	15.0	17.4	0.14	39	39	39	0.8
67	2.5	1.73	15.2	17.7	0.14	38	38	38	0.8
68	2.5	1.73	15.4	17.9	0.14	38	38	38	0.8
69	2.5	1.72	15.6	18.1	0.14	38	38	38	0.8
70	2.6	1.72	16.2	18.8	0.14	37	37	37	0.9

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Figure 16-27: Abore Whittle Analysis

16.2.4.5	Dynamite Hill Shell Selection

By selecting shell 51, at a reduction of only 1% in Specified Case Discounted Cash flow, the selected shell yields 2.9% more ore than the maximum case, as well as 3.9% more waste. Pit 60 offers an additional 1700 mined ounces over pit 46 which is an increase of 2.2%.

Table 16-8: Dynamite Shell Selection

Shell #	Material					Discounted Cash flow			Mine Life (Yrs.)
	Ore		Waste	Total	Mined Au	Worst Case	Specified Case	Best Case
	MT	Au (g/t)	MT	MT	MOz	($M)	($M)	($M)
1	0.0	2.50	0.1	0.1	0.00	1	1	1	0.0
2	0.0	2.46	0.1	0.1	0.00	1	1	1	0.0

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Shell #	Material					Discounted Cash flow			Mine Life (Yrs.)
	Ore		Waste	Total	Mined Au	Worst Case	Specified Case	Best Case
	MT	Au (g/t)	MT	MT	MOz	($M)	($M)	($M)
3	0.0	2.45	0.1	0.1	0.00	1	1	1	0.0
4	0.0	2.39	0.1	0.2	0.00	2	2	2	0.0
5	0.0	2.24	0.2	0.2	0.00	2	2	2	0.0
6	0.0	2.23	0.2	0.2	0.00	2	2	2	0.0
7	0.1	1.94	0.3	0.4	0.01	3	3	3	0.0
8	0.1	1.93	0.3	0.4	0.01	3	3	3	0.0
9	0.1	1.93	0.3	0.4	0.01	3	3	3	0.0
10	0.1	1.90	0.4	0.5	0.01	4	4	4	0.0
11	0.1	1.89	0.4	0.5	0.01	4	4	4	0.0
12	0.5	2.03	2.9	3.4	0.03	18	18	18	0.2
13	0.6	2.00	3.0	3.6	0.04	19	19	19	0.2
14	0.6	2.02	3.1	3.7	0.04	19	19	19	0.2
15	0.6	2.00	3.2	3.8	0.04	20	20	20	0.2
16	0.6	2.00	3.2	3.9	0.04	20	20	20	0.2
17	0.6	1.99	3.3	3.9	0.04	20	20	20	0.2
18	0.6	1.99	3.4	4.0	0.04	21	21	21	0.2
19	0.6	1.99	3.4	4.1	0.04	21	21	21	0.2
20	0.6	2.00	3.4	4.1	0.04	21	21	21	0.2
21	0.6	1.99	3.4	4.1	0.04	21	21	21	0.2
22	0.7	1.99	4.0	4.8	0.05	23	23	23	0.2

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Shell #	Material					Discounted Cash flow			Mine Life (Yrs.)
	Ore		Waste	Total	Mined Au	Worst Case	Specified Case	Best Case
	MT	Au (g/t)	MT	MT	MOz	($M)	($M)	($M)
23	0.8	2.00	4.3	5.1	0.05	23	23	23	0.3
24	0.8	1.97	4.6	5.5	0.05	25	25	25	0.3
25	0.8	1.97	4.7	5.5	0.05	25	25	25	0.3
26	0.8	1.97	4.7	5.6	0.05	25	25	25	0.3
27	0.8	1.97	4.8	5.6	0.05	25	25	25	0.3
28	0.8	1.97	4.8	5.6	0.05	25	25	25	0.3
29	0.9	1.96	4.8	5.7	0.05	25	25	25	0.3
30	0.9	1.94	5.0	5.9	0.06	25	25	25	0.3
31	0.9	1.92	5.2	6.1	0.06	26	26	26	0.3
32	0.9	1.92	5.2	6.2	0.06	26	26	26	0.3
33	0.9	1.92	5.3	6.2	0.06	26	26	26	0.3
34	0.9	1.92	5.3	6.3	0.06	26	26	26	0.3
35	1.0	1.92	5.4	6.3	0.06	26	26	26	0.3
36	1.0	1.92	5.4	6.3	0.06	26	26	26	0.3
37	1.0	1.92	5.4	6.3	0.06	26	26	26	0.3
38	1.0	1.91	5.4	6.4	0.06	26	26	26	0.3
39	1.0	1.91	5.5	6.4	0.06	26	26	26	0.3
40	1.0	1.91	5.5	6.5	0.06	26	26	26	0.3
41	1.0	1.91	5.5	6.5	0.06	26	26	26	0.3
42	1.0	1.91	5.5	6.5	0.06	26	26	26	0.3

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Shell #	Material					Discounted Cash flow			Mine Life (Yrs.)
	Ore		Waste	Total	Mined Au	Worst Case	Specified Case	Best Case
	MT	Au (g/t)	MT	MT	MOz	($M)	($M)	($M)
43	1.0	1.90	5.6	6.6	0.06	26	26	26	0.3
44	1.0	1.90	5.7	6.7	0.06	26	26	26	0.3
45	1.0	1.90	5.8	6.8	0.06	26	26	26	0.3
46	1.1	1.90	6.8	7.9	0.07	26	26	26	0.4
47	1.1	1.90	6.8	7.9	0.07	26	26	26	0.4
48	1.1	1.90	6.8	7.9	0.07	26	26	26	0.4
49	1.1	1.90	7.0	8.1	0.07	26	26	26	0.4
50	1.1	1.90	7.0	8.1	0.07	26	26	26	0.4
51	1.1	1.90	7.0	8.1	0.07	26	26	26	0.4
52	1.3	1.82	8.3	9.6	0.07	26	26	26	0.4
53	1.3	1.81	8.4	9.7	0.08	26	26	26	0.4
54	1.3	1.81	8.5	9.8	0.08	26	26	26	0.4
55	1.3	1.81	8.5	9.8	0.08	26	26	26	0.4
56	1.3	1.81	8.6	9.9	0.08	26	26	26	0.4
57	1.3	1.80	8.7	10.0	0.08	26	26	26	0.4
58	1.3	1.80	8.7	10.0	0.08	26	26	26	0.4
59	1.3	1.80	8.7	10.0	0.08	26	26	26	0.4
60	1.3	1.80	8.9	10.2	0.08	25	25	25	0.4

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Figure 16-28: Dynamite Hill Whittle Analysis

16.2.4.6	Asuadai Shell Selection

By selecting shell 70, at a reduction of only 0.4% in Specified Case Discounted Cash flow, the selected shell yields 3.46.6% more ore than the maximum case, as well as 6.6% more waste. Pit 70 offers an additional 500 mined ounces over pit 55 which is an increase of 2.6%.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Table 16-9: Asuadai Optimisation Results

Shell #	Material					Discounted Cash flow			Mine Life (Yrs.)
	Ore		Waste	Total	Mined Au	Worst Case	Specified Case	Best Case
	MT	Au (g/t)	MT	MT	MOz	($M)	($M)	($M)
1	0.0	4.00	0.0	0.0	0.00	0	0	0	0.0
2	0.0	2.58	0.0	0.0	0.00	0	0	0	0.0
3	0.0	2.52	0.0	0.0	0.00	0	0	0	0.0
4	0.0	2.48	0.0	0.0	0.00	0	0	0	0.0
5	0.0	2.00	0.0	0.0	0.00	0	0	0	0.0
6	0.0	1.90	0.0	0.0	0.00	0	0	0	0.0
7	0.0	1.93	0.0	0.0	0.00	0	0	0	0.0
8	0.0	1.67	0.0	0.0	0.00	0	0	0	0.0
9	0.0	1.62	0.0	0.0	0.00	1	1	1	0.0
10	0.0	1.59	0.0	0.0	0.00	1	1	1	0.0
11	0.0	1.59	0.0	0.1	0.00	1	1	1	0.0
12	0.1	1.52	0.1	0.2	0.00	2	2	2	0.0
13	0.1	1.52	0.1	0.2	0.00	2	2	2	0.0
14	0.1	1.51	0.1	0.2	0.00	2	2	2	0.0
15	0.1	1.52	0.1	0.2	0.01	3	3	3	0.0
16	0.1	1.50	0.2	0.3	0.01	3	3	3	0.0
17	0.1	1.50	0.2	0.3	0.01	3	3	3	0.0
18	0.1	1.50	0.2	0.3	0.01	3	3	3	0.0
19	0.1	1.50	0.2	0.3	0.01	3	3	3	0.0

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Shell #	Material					Discounted Cash flow			Mine Life (Yrs.)
	Ore		Waste	Total	Mined Au	Worst Case	Specified Case	Best Case
	MT	Au (g/t)	MT	MT	MOz	($M)	($M)	($M)
20	0.1	1.48	0.2	0.3	0.01	4	4	4	0.0
21	0.2	1.48	0.2	0.3	0.01	4	4	4	0.1
22	0.2	1.48	0.2	0.4	0.01	4	4	4	0.1
23	0.2	1.48	0.2	0.4	0.01	4	4	4	0.1
24	0.2	1.46	0.2	0.4	0.01	4	4	4	0.1
25	0.2	1.45	0.2	0.4	0.01	4	4	4	0.1
26	0.2	1.45	0.2	0.4	0.01	4	4	4	0.1
27	0.2	1.43	0.3	0.5	0.01	4	4	4	0.1
28	0.2	1.43	0.3	0.5	0.01	5	5	5	0.1
29	0.2	1.42	0.3	0.5	0.01	5	5	5	0.1
30	0.2	1.42	0.3	0.5	0.01	5	5	5	0.1
31	0.2	1.42	0.3	0.5	0.01	5	5	5	0.1
32	0.2	1.41	0.3	0.5	0.01	5	5	5	0.1
33	0.2	1.41	0.3	0.5	0.01	5	5	5	0.1
34	0.3	1.37	0.5	0.8	0.01	6	6	6	0.1
35	0.3	1.35	0.5	0.8	0.01	6	6	6	0.1
36	0.3	1.35	0.5	0.8	0.01	6	6	6	0.1
37	0.3	1.35	0.5	0.8	0.01	6	6	6	0.1
38	0.3	1.34	0.5	0.8	0.01	6	6	6	0.1
39	0.3	1.34	0.5	0.8	0.01	6	6	6	0.1

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Shell #	Material					Discounted Cash flow			Mine Life (Yrs.)
	Ore		Waste	Total	Mined Au	Worst Case	Specified Case	Best Case
	MT	Au (g/t)	MT	MT	MOz	($M)	($M)	($M)
40	0.3	1.33	0.6	0.9	0.01	6	6	6	0.1
41	0.4	1.32	0.6	0.9	0.02	6	6	6	0.1
42	0.4	1.31	0.6	1.0	0.02	6	6	6	0.1
43	0.4	1.31	0.6	1.0	0.02	6	6	6	0.1
44	0.4	1.31	0.6	1.0	0.02	6	6	6	0.1
45	0.4	1.30	0.6	1.0	0.02	6	6	6	0.1
46	0.4	1.30	0.7	1.1	0.02	6	6	6	0.1
47	0.4	1.29	0.7	1.1	0.02	6	6	6	0.1
48	0.4	1.29	0.7	1.1	0.02	6	6	6	0.1
49	0.4	1.29	0.7	1.1	0.02	6	6	6	0.1
50	0.4	1.28	0.8	1.2	0.02	6	6	6	0.1
51	0.4	1.28	0.8	1.2	0.02	6	6	6	0.1
52	0.4	1.28	0.8	1.2	0.02	6	6	6	0.1
53	0.4	1.27	0.8	1.2	0.02	6	6	6	0.1
54	0.4	1.27	0.8	1.3	0.02	6	6	6	0.1
55	0.6	1.25	1.7	2.3	0.02	6	6	6	0.2
56	0.6	1.25	1.7	2.3	0.02	6	6	6	0.2
57	0.6	1.24	1.7	2.4	0.03	6	6	6	0.2
58	0.6	1.24	1.8	2.4	0.03	6	6	6	0.2
59	0.6	1.24	1.8	2.4	0.03	6	6	6	0.2

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Shell #	Material					Discounted Cash flow			Mine Life (Yrs.)
	Ore		Waste	Total	Mined Au	Worst Case	Specified Case	Best Case
	MT	Au (g/t)	MT	MT	MOz	($M)	($M)	($M)
60	0.6	1.24	1.8	2.4	0.03	6	6	6	0.2
61	0.7	1.24	1.8	2.5	0.03	6	6	6	0.2
62	0.7	1.23	2.0	2.6	0.03	6	6	6	0.2
63	0.7	1.23	2.3	3.0	0.03	5	5	6	0.2
64	0.8	1.23	2.4	3.2	0.03	5	5	5	0.3
65	0.8	1.23	2.4	3.2	0.03	5	5	5	0.3
66	0.8	1.23	2.4	3.2	0.03	5	5	5	0.3
67	0.8	1.22	2.5	3.2	0.03	5	5	5	0.3
68	0.8	1.21	2.8	3.7	0.03	5	5	5	0.3
69	0.8	1.21	2.9	3.8	0.03	5	5	5	0.3
70	0.9	1.20	3.0	3.9	0.03	4	4	4	0.3

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Figure 16-29: Asuadai Whittle Analysis

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16.2.4.7	Shell Selection Summary

The inventories of the selected shells are summarised in Table 16-10.

Table 16-10: Summary of Selected Shells

Pit	Shell #	Ore			Waste	Total
		Mt	Cont. Au (MOz.)	Au (g/t)	Mt	Mt
Nkran	34	30.6	2.18	2.21	159	189.6
Adubiaso	46	1.9	0.12	2.05	11.7	13.6
Abore	60	2.1	0.12	1.81	12.4	14.5
Dynamite Hill	51	1.1	0.07	1.9	7	8.1
Asuadai	70	0.9	0.03	1.2	3.9	4.8

16.2.5	Mine Design

All the pit designs were developed using the Datamine suite of software packages. They were based on the optimal shells selected as detailed in 16.2.4.7 and utilised the latest Minxcon resource block models.

The models were coded with appropriate batter angles, berm widths, bench and stack heights for different rock/material types for each deposit. These slope design parameters, summarised in the tables below were based on geotechnical design criteria provided by Mining One as used in the open pit optimisation.

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Table 16-11: Nkran Geotechnical Parameters

	East and West Walls			North and South Walls
	Fresh	Rl / Rs	Ru	Fresh	Rl / Rs	Ru
Bench Height	18.0	12.0	6	18.0	12.0	6
Berm width	7.0	7.0	6	8.0	7.0	6
Batter angle	70.0	70.0	60.0	80.0	70.0	60.0
Step out	13.6	11.4	9.5	11.2	11.4	9.5
Batter width	6.6	4.4	3.5	3.2	4.4	3.5
Ramp	20.0	20.0	20.0	20.0	20.0	20.0
Soil Solid Geo Berm	20.0	10.0	10.0	20.0	10.0	10.0
Inter Ramp Angle	53.0	47.8	32.4	58.2	47.8	32.4

Table 16-12: Dynamite Hill Geotechnical Parameters

	West Wall with Ramp			East Wall
	Fresh	Rl / Rs	Ru	Fresh	Rl / Rs	Ru
Bench Height	18	12	6	18	12	6
Berm width	8	7	6	8	7	6
Batter angle	65	65	50	65	65	50
Step out	16.4	12.6	11.0	16.4	12.6	11.0
Batter width	8.4	5.6	5.0	8.4	5.6	5.0
Ramp	20	20	20	20	20	20
Soil Solid Geo Berm	15	15	15	15	15	15
Inter Ramp Angle	47.7	42.5	28.5	47.7	43.6	28.5

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Table 16-13: Adubiaso, Abore, Asuadai Geotechnical Parameters

	Fresh	Rl / Rs	Ru
Bench Height	18	12	6
Berm width	11	9	6
Batter angle	70	70	60
Step out	17.6	13.4	9.5
Batter width	6.6	4.4	3.5
Ramp	20	20	20
Soil Solid Geo Berm	20	10	10
Inter Ramp Angle	45.7	41.9	32.4

The criteria for pit and waste dump ramp designs were based on the width and turning circle of a Caterpillar 777, as this size truck is likely to be used by mining contractors. Ramp gradients are 10%, except at the bottom of the pits where they can steepen up to 12.5%. Wherever possible the ramp exits were located at the closest possible distance to the waste dumps to minimise ex-pit haulage.

The pit and waste dump design outlines recognised lease boundaries, neighbouring villages and the local road infrastructure.

Within the pit designs, a minimum distance of 50 m is required between the pit edge and final dump toe, which is considered acceptable. However, this is only a minimum separation distance, as the 150% revenue optimisation shell perimeter associated with improved commodity prices was used to demarcate surface area to be left free of infrastructure that might sterilise remaining underground resource. Hence, pit rim to WRD toe distances will exceed the minimum of 50 m in most cases.

In general a minimum mining width of 50 m is maintained, although tight conditions in and around the existing pits sometimes result in pinch points where narrower widths are inevitable. However, these occurrences are only over limited lateral and vertical distances.

16.2.5.1	Haul Roads

The existing haul road between Nkran and Abore remains largely unchanged. Only minor realignment will be required as the Nkran waste dump increases its

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footprint. However, this haul road will require some work to re-establish a running width suitable for ore haulage.

A new haul road will be required between Asuadai, Dynamite Hill and the existing Abore / Nkran haul road to transport ore from Asuadai and Dynamite Hill to the processing plant at Nkran. This will also limit the impact on local villages and the existing road network.

16.2.5.2	Nkran Pit Design

Nkran pit is developed right from the start of the Project in five stages as indicated in Figure 16-30 and Figure 16-31.

Figure 16-30: Nkran Stage 1

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Figure 16-31: Nkran Stage 2

Figure 16-32: Nkran Stage 3

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Figure 16-33: Nkran Stage 4

Figure 16-34: Nkran Final Pit and WRD Designs

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Figure 16-35: Nkran Inpit Haul Routes for Stage 4 and 5 respectively

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16.2.5.3	Adubiaso Pit Design

Figure 16-36: Adubiaso Final Pit Design

16.2.5.4	Abore Pit Design

Figure 16-37: Abore Final Pit Design

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16.2.5.5	Dynamite Hill Pit Design

Figure 16-38: Asuadai Pit Design

Figure 16-39: Asuadai Final Pit Design

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16.2.6	Mine Production

The scheduling undertaken for the Study is based on the ore and waste inventories for each of the pit designs. The aim of the scheduling component was to ensure that the mining process allowed for:

●	Pre-stripping and stockpiling of sufficient ore in time for commissioning of the processing plant and then reaching the annual processing plant feed rate

●	A practical and realistically achievable schedule in terms of fleet deployment, equipment productivities and bench turnover rates

The mining schedule aims to maximise value by:

●	Reducing waste mining during the early years as much as possible;

●	Mining high grade materials during early years of mine life; and

●	Delaying mining of deposits with higher ore mining cost

The mining schedule aims to meet the following processing plant feed criteria, during each scheduling period:

●	Plant feed rate of 3.0 Mtpa of ore

●	Maintain a stockpile level of between 3 and 6 months of mill feed

In order to obtain sufficient resolution of material movement and hence mill feed during the early years of the operation, and provide a sufficient level of confidence in the achievability of the schedule, the first 4 years of the Life of Mine (LoM) schedule were indicated in monthly periods with quarterly, and then yearly increments thereafter.

All mining schedules were generated in Evorelution, Orelogy’s propriety scheduling software. A spread sheet solution was then used to apply a direct tip / stockpile reclaim strategy and thus determine the final processing plant feed schedule.

16.2.7	Operating Assumptions

16.2.7.1	Available Operating Hours

The operation is planned to utilise a two 12 hour shift roster for 365 days of the year based on mining being carried out by a mining contractor.

16.2.8	Scheduling Results

The scheduling results are summarised in Figure 16-40 and Figure 16-41. The results show that the schedule is a practical solution that targets value and meets

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all mining and processing goals on a monthly basis. The key features of the final Base Case schedule include:

●	3.0 Mtpa of consistent mill feed scheduled on a monthly basis for the first 4 years and quarterly and then yearly thereafter

●	Maximised gold grades in the early years of the mine life

●	The need for 18Mt of pre-strip material movement over 11 months of pre stripping. There is a significant amount of overlying waste to be removed, particularly in Nkran, which is the main ore supply for the project. The additional ore that is reducing the overall strip ratio presents at depth and therefore does not assist with reducing the up-front strip ratio

●	A maximum annual materials movement of 26 Mtpa

●	The requirement of an ore stockpile to meet processing requirements

●	Delaying the development of lower value, higher cost pits to improve the value of the Project. These pits are mined later in the production schedule

●	The initial need for three excavators and their truck fleets to achieve 26 Mtpa of material movement

Three excavators will be required to ensure sufficient operational flexibility to:

●	Meet day to day ore and waste mining requirements, (including pit development activities such as drop cutting, ramp development and accessing ore on each of the benches)

●	Have the ability to blend ore from multiple locations

●	Maintain production during excavator downtime (planned, or unplanned) and during the wet season

The maximum stockpile balance of 1.9 Mt occurs during year 3. However, during the LOM, from year 2 onwards the stockpile is limited to an average of just over 1.5 Mt, which was deemed a reasonable compromise between the high risk associated with a very small stockpile (especially in the rainy season), and optimised plant feed grade, as well as high cost and space requirement associated with an even larger ore stockpile. An ore stockpile of 1.5 Mt, relates to 6 months of mill feed.

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Figure 16-40: Total Material Movements by Month (First 4 Years)

Figure 16-41: Ore Mined per Month (First 4 Years)

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16.3	Fleet Requirements

16.3.1	Equipment Size

The scheduling in EVORELUTION is driven by the excavating capability during each period (i.e. the product of the number of excavators and their productivity).

For scheduling purposes it was assumed that a fleet of two 300t excavators are mobilised, supplemented with one 100t machine. These excavators will be loading trucks with a payload capacity of 90 tonnes. The first principal productivity calculations for determining period by period material movement were based on a Caterpillar 6030, a Caterpillar 6015 and a Caterpillar 777 for the large excavator, small excavator and dump truck respectively.

This selection was based on the likely equipment size that will be used by the mining contractors and this equipment size is used throughout the study including pit designs.

16.3.2	Excavator Productivity

Excavator productivity varies with material type as indicated in the table below.

Table 16-14: Excavator Productivity

Excavator DMT per operating hour
Material Type	Oxide	Transition	Fresh	Average
% of pit inventory	19	12	70	100
100t Excavator	772	858	899	870
300t Excavator	1,565	1,768	1,872	1,802

In order to apply these rates in EVORELUTION a weighted average productivity for each excavator was derived based on the global split between oxide, transition and fresh material. Together with the available operating hours, these productivities equate to average annual material movements of 10.1 Mtpa and 4.8 Mtpa respectively for a 300t excavators and a 100t machine.

During the first three months of operation, the excavator productivity is reduced to reflect commissioning, shift ramp-up and the ramping up of operator skill level.

16.3.3	Waste Rock Dumps

The waste dumps were staged appropriately to minimise haul distances throughout the life of mine.

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The waste dump construction and final landform are based on the following criteria:

●	The maximum height of waste dumps is currently set at 50 m above ground level and restricted to not being higher than the surrounding relief

●	A swell factor of 30% was utilised to calculate a material placement density of waste on the waste dumps. A conservative placement density figure of 1.8 t/m3 was selected

●	Dump bench face angle is designed at 30 degrees during construction, with 10m berms separating benches. During the rehabilitation phase, the WRD side slopes will be progressively dozed down into continuous slopes without benches, as required for agricultural use. After rehabilitation, the final landform slope will not exceed 19 degrees overall slope angle

●	The waste dumps will be built with a minimum 1:100 gradient on the top surface to ensure effective water shedding

●	The location of the Nkran dump was developed to ensure it covers over the pre-existing tailings dam, effectively encapsulating it over the life of the operation. This may improve the available rehabilitation options, compared to the current situation

●	The minimum operating width on the waste dump is 75 metres

●	All the waste dumps were designed with ramps of 10% gradient

●	It has been assumed that all waste is benign and does not require any neutralising treatment, or containment.

16.4	Mine Operating Costs

The basis of the DFS mining cost estimate were mining contractor price estimates obtained in September 2014. These were based on mining the pits developed for the DFS with waste dump locations. In order to accurately project the future operating costs, two contractor price submissions were selected, deemed to contain reliable and realistic ballpark figures. The average operating unit costs per mining function was calculated between these two submissions.

All costs are estimated in $US.

The average mining cost over the life of the project is USD 3.77/tonne. This cost includes the mining unit costs in Table 16-15.

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Table 16-15: USD Mining Costs

USD Cost per Tonne Mined (Ore and Waste)
Drill and Blast	0.89
Load and Haul	2.20
Overhaul	0.09
Grade Control	0.10
MMF	0.45
Rehandle	0.02
Dewatering	0.03
Total	3.77

Figure 16-42: Mining Cost Breakdown

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Figure 16-43: Mining Unit Cost Breakdown

16.5	Mine Capital Costs

For the purpose of this document, the capital cost associated with the mining operations was calculated as the cost of the first 10 months of mining.

Table 16-16: Mining Capital Requirements

Mining Cost (USD Million)
Ore Mining Cost (Month 1 to 10)	7.9
Waste Mining Cost (Month 1 to 10)	39.4
Total Mining Cost (Month 1 to 10)	47.4

16.6	Geotechnical

In July 2014 Mining One (M1) was contracted by Asanko Gold to:

●	Review the available Feasibility Study (FS) from Steffen, Robertson and Kirsten (SRK)

●	Assess the potential to increase the overall slope design angles; and

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●	Identify areas that require further work to advance the study to a design feasibility (DFS) level

The Client, Asanko Gold, provided access to the following:

●	Geological reports

●	PMI Mining reports

●	Site visit

●	SRK Geotechnical reports; and

●	Borehole geotechnical logs and photographs

The outcome of the investigation includes the following:

●	Geotechnical recommendations for the upper saprolite zone (laterites and oxides)

●	Geotechnical recommendations for the lower saprolite zone (transition zone and saprocks)

●	Geotechnical recommendations for the hard rock zone (fresh rock); and

●	Recommendations for future geotechnical work (DFS) are contained in chapter 26

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17	RECOVERY METHODS

The processing plant design for Phase 1 is outlined here. Further work is being undertaken in the Phase 2 PFS which contemplates the optimum process plant expansion for process all AGM deposits, including Esaase.

The Phase 1 processing plant design is based on a typical single stage crushing, SAG and ball milling circuit (SABC) followed by a carbon in leach (CIL) plant. The flow sheet includes a single stage jaw crusher that can either feed onto a live stockpile, or directly into an open circuit SAG, (complete with pebble crusher) and ball milling unit in closed circuit with classification cyclones. A gravity recovery circuit will be utilised to treat a portion of the cyclone underflow stream to recover coarse free gold from the recirculating load.

The milled product (cyclone overflow) will gravitate to a pre-leach thickener, via a trash removal screen. Thickener underflow will be pumped directly to a pre-oxidation stage followed by a seven stage carbon-in-leach (CIL) plant. Leached gold will adsorb onto activated carbon, which flows counter-currently to the gold-bearing slurry. Loaded carbon will be directed to the elution circuit while tailings will gravitate to cyanide destruction. Cyanide in the CIL tailings will be detoxified using a three phase hybrid cyanide destruction process. Weak Acid Dissociable cyanide (WAD) concentration will be reduced in a single tank by means of SMBS and air. The SO2/Air process will be used for cyanide destruction.

The detoxified tailings are then pumped to the tailings storage facility. Absorbed gold will be eluted from the activated carbon by means of a heated solution of sodium cyanide and caustic soda via the split AARL procedure. Barren carbon from the batch elution process will be directed to carbon regeneration while pregnant leach solution will be routed to electrowinning. After washing the gold sludge from the electrowinning cathodes, the sludge will be decanted and treated in a drying oven after which it will be mixed with fluxes and loaded into an induction smelting furnace. After smelting the gold bullion bars will be cleaned, labelled, assayed and prepared for shipping.

The plant will further incorporate water treatment, reagent preparation, oxygen generation and supply, compressed air and water services.

This process flow sheet is well known in industry, and is relatively low risk as it has historically been proven a successful processing route for Obotan region ores during Resolute Mining Ltd operations of 1998 to 2002.

17.1	Process Design Criteria

The key process design criteria listed in Table 17-1 form the basis of the detailed process design criteria and mechanical equipment list.

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Table 17-1: Key Process Design Criteria

	Units	Value
Plant Capacity	t/a	3,000,000
LOM Average Head Grade	Au g/t	2.15
Fresh sulphides	Au g/t	2.19
Transitional	Au g/t	1.90
Oxides	Au g/t	1.59
LOM Average Ore Split
Fresh sulphides	%	90.7
Transitional	%	5.9
Oxides	%	3.4
LOM Average Overall Recovery	%	92.58 *
Gravity Recovery	%	39.9
Fresh sulphides	%	40.0
Transitional	%	40.0
Oxides	%	37.0
Crushing Plant Running Time	hpa	5 125
Crushing Plant Feed Rate	tpa	585
Milling & CIL Plant Running Time	hpa	7 996
Milling & CIL Plant Feed Rate	tpa	375
ROM Feed Size (F100)	mm	800
Leach Feed Size (F80)	µm	106
Leach Residence Time	h	24.0

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Leach Slurry Feed Density	% w/w	45.0
Number of Pre-Oxidation Tanks	#	1
Number of CIL Tanks	#	7
LOM Average CIL Cyanide Consumption	kg/t	0.59
LOM Average Lime Consumption	kg/t	0.71
Elution Circuit Type		Split AARL
Elution Circuit Size	t	5.0
Frequency of Elution	batches/day	2
Cyanide Destruction Process		SO2 / Air Process

*	Based on test work and includes calculated discount factors to account for CIL solution gold losses, fine carbon gold losses, and scale-up/ramp-up as follows:

●	Concentrate CIL carbon fines losses at 40g carbon per ton milled at a grade of 50 g/t

●	Solution gold losses based on 42% solids in the CIL tails stream and 0.01 g/l Au in solution

●	A discount of 0.6% over the life of mine has been allowed for scale-up, ramp up, and commissioning affects

17.2	Plant Design

A simplified process flow diagram is provided in Figure 17-1.

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Figure 17-1: Asanko Gold Mine Block Flow Diagram

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17.2.1	Crushing Circuit

The primary crushing circuit consists of a single tip with a dedicated ROM bin and a single jaw crusher in open circuit. Primary crusher product will report to the crushed ore stockpile.

The ROM ore (F100 800 mm, F80 500 mm) will be loaded into the 100t ROM Bin by a front-end loader (FEL), or by direct tipping from trucks.

The ROM ore will be drawn from the ROM bin at a controlled rate by a single, variable speed apron feeder, and fed directly to the jaw crusher. The speed of the apron feeder will be controlled to maintain crusher throughput. Fine material spillage from the apron feeder will report to the primary crushing conveyor, where it will be combined with the primary crushed product (P100 250 mm, P80 160 mm). The primary crushing conveyor is fitted with a belt magnet to remove any tramp iron material. The primary crushing conveyor discharges the crushed material onto the overland conveyor.

Provision has been made for dust suppression at the crushing circuit.

17.2.2	SAG Mill Feed

The crushed ore is conveyed from the crushing circuit to the 1550t crushed ore stockpile area. A stockpile bypass facility has been incorporated to allow material to bypass the stockpile and report directly to primary milling. The overland conveyor can either discharge onto the bypass shuttle conveyor (when bypassing the crushed ore stockpile), or onto the stockpile feed conveyor (for storage onto the crushed ore stockpile). In the event that the stockpile bypass facility is being used, the bypass shuttle conveyor will discharge directly onto the mill feed conveyor.

The ore from the stockpile will be withdrawn at a controlled rate by means of a duty / standby apron feeder arrangement which discharges directly onto the mill feed conveyor. A weightometer will indicate the instantaneous and totalised crushed ore mill feed tonnage and will be used to control the speed of the apron feeders, and thus the SAG mill feed rate. The SAG milling circuit is designed to treat 375 tph of crushed material. Scats rejected by the SAG mill will be sent to a pebble crusher and reintroduced into the system by discharging onto the mill feed conveyor.

Quicklime will be stored in a 100t silo and will be metered onto the belt using a variable speed screw feeder. Quicklime will be delivered to site by tanker, and will be pneumatically transferred to the lime silo using an off-loading blower.

Provision has been made for a ball loading system, for loading of grinding media into the SAG mill (via the mill feed conveyor).

Provision has been made for dust suppression at the stockpile area.

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17.2.3	Grinding and Classification

The grinding circuit will consist of a primary SAG mill and secondary ball mill in closed circuit with a cyclone bank and a pebble crusher.

The mill feed conveyor transfers the crushed material directly to the SAG mill, which operates in open circuit to deliver a primary milled product of P80 1 mm. Water will be added to the SAG mill feed chute to control the in-mill density.

The SAG mill discharge is screened via a 12 mm aperture trommel screen. Screen oversize will be conveyed to a single pebble crusher, where it will be crushed to below 12 mm prior to recycling back to mill feed conveyor. The pebble crusher feed conveyor will be fitted with a weightometer for control purposes. Provision is made for a SAG mill pebble bunker, in which any pebble overflow will be stored for further handling.

The screened SAG mill product is pumped to the secondary mill circuit for further grinding. The secondary ball mill is an overflow discharge mill, operated in closed circuit with a classification cyclone cluster. Ball mill discharge will be screened by means of a 12 mm aperture trommel screen. Trommel screen oversize material will be collected in the ball mill scats bunker, while the undersize material gravitates to the ball mill discharge tank.

The SAG mill discharge gravitates directly to the ball mill discharge tank, where it combines with the ball mill trommel screen undersize, before being fed to a classification cyclone cluster via a duty / standby pumping arrangement. The classification cyclone overflow stream (P80 106 µm) gravitates to the pre-leach thickening circuit.

A portion of classification cyclone underflow stream gravitates to the primary gravity concentration section while the remainder bypasses this section and combines with the gravity concentration tailings, before reporting back to the secondary ball mill feed for further grinding. Flow to each centrifugal concentrator will be controlled with a weir type cyclone overflow box and gate valves.

Each of the two gravity concentrators is equipped with a horizontal vibrating, feed scalping screen upfront, to remove any debris from the feed. Scalping screen oversize material combines with the gravity concentrator tailings, and bypass stream. The gravity concentrators will be operated on a semi-batch basis, with periodic recovery of the coarse, high SG concentrate being gravity fed to the vendor supplied and controlled intensive leach reactor.

Dilution water will be added to the ball mill feed for in-mill density control, as well as the ball mill discharge tank for cyclone feed density control. Provision has been made for spillage handling in the area.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

17.2.4	Pre-Leach Thickening

The secondary ball mill classification cyclone overflow stream gravitates to a horizontal vibrating trash removal screen, to remove any miss-reporting coarse ore particles, wood fragments, organic material and plastics that would otherwise become locked up with the circuit carbon and ‘peg’ the inter-tank screens. The trash screen oversize will report directly to a trash bin, whilst the underflow will report to the pre-leach thickener, via a two-stage sampling system.

The pre-leach thickener is a high rate thickener that will thicken the milled slurry to 45% solids (w/w). The thickened underflow slurry will be pumped to the CIL circuit by means of a duty / standby pumping arrangement, while the thickener overflow product will gravitate to the process water circuit.

Provision has been made for flocculant addition, lime addition, and spillage handling in the area.

17.2.5	Leach and Carbon Adsorption Circuit

The leach and carbon adsorption circuit will consist of one, mechanically agitated, CIL pre-oxidation conditioning tank, followed by seven mechanically agitated carbon-in-leach (CIL) adsorption tanks, to provide a total leach time of 24 hours.

The pre-leach thickener underflow will be pumped into the CIL feed distribution box, from where it will gravitate to the CIL pre-oxidation condition tank with a bypass option to enter the first adsorption tank (during maintenance periods on the CIL pre-oxidation tank).

The high shear feed pumps (duty / standby) will withdraw a recycle stream of slurry from the base of the mechanically agitated CIL pre-oxidation tank and pump it through the pre-oxidation reactors (duty / standby), which will also be fed a stream of oxygen from the PSA plant. This process will enhance the dissolution of oxygen into the leach slurry, reducing the duty of the down shaft oxygen addition system, minimising cyanide consumption and improving leach kinetics by increasing the dissolved oxygen concentration.

The seven adsorption tanks will be connected with launders, and slurry will flow by gravity through the tank train, while the carbon is being transferred counter-current to the gold bearing slurry. Oxygen gas (90% purity) from a PSA plant will be distributed into the CIL pre-oxidation tank and the first three CIL tanks, with provision for distribution to the remainder of the CIL tanks. Oxygen will be sparged via lances in the CIL tanks. Each CIL tank will be fitted with a vertical, mechanically swept wedge wire inter-tank screen to retain the carbon. All tanks will be fitted with bypass facilities to allow any tank to be removed from service for maintenance.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Fresh / regenerated carbon will be returned to the circuit at CIL tank 7 and then advanced counter-current to the slurry flow by pumping slurry and carbon from tank 7 to tank 6 to tank 5 and so on. The inter-tank screen in tank 6 will retain the carbon and slurry will flow by gravity back to tank 7. This counter-current process will then be repeated until the carbon reaches the first CIL tank. Carbon will be advanced at a rate of up to 10 tonnes per day. A recessed impeller pump will be used in each tank to transfer the slurry up the leach train and ultimately to the loaded carbon recovery screen.

Slurry from the final CIL tank will gravitate to the linear, carbon safety screen (800 µm aperture cloth) to recover any fine carbon present in the final tailings. The safety screen oversize material is collected, while the underflow product gravitates to the CIL tailings detox circuit.

Provision has been made for the necessary spillage handling, safety showers, and maintenance hoists / cranes in the area.

17.2.6	Elution Circuit

Loaded carbon from the CIL circuit will undergo an acid wash to remove precipitated material (inorganic and organic) prior to elution to prevent contamination of the eluate and to restore carbon activity. Adsorbed gold will be eluted from the activated carbon by means of a heated solution of sodium cyanide and caustic soda via the split AARL procedure. This elution process is followed by rinsing and cooling stages. Barren carbon from the batch elution process will be directed to carbon regeneration while pregnant leach solution will be routed to electrowinning.

The CIL carbon will be batch treated in a split AARL elution circuit consisting of an acid wash hopper and a single 5t elution column with a heater facility. The CIL carbon will be treated in 5t batches up to two times every 24 hours.

17.2.6.1	Acid Wash

The loaded carbon will be dewatered on a 0.63 mm x 8 mm aperture vibrating, loaded carbon screen prior to reporting to the acid wash hopper. The loaded carbon screen oversize product (loaded carbon) gravitates into the acid wash hopper, while the undersize stream (slurry and wash water) gravitates back to the CIL pre-oxidation condition tank.

In the acid wash, every batch of carbon will be treated to remove carbonated material by circulating a 3% hydrochloric acid solution through the carbon. 33% (w/v) Hydrochloric acid will be pumped from the hydrochloric acid bulk container into the dilute acid make-up tank, where it will be diluted to 3% w/v by adding filtered raw water. The diluted hydrochloric acid will be pumped from the dilute acid make-up tank to the acid wash hopper in an up-flow direction to remove contaminants, predominantly carbonates, from the loaded carbon. This process

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

improves the elution efficiency and has the beneficial effect of reducing the risk of calcium magnesium ’slagging’ within the carbon during the regeneration process. The acid wash time will be 30 minutes and will be conducted at ambient temperature. Following the acid wash, the carbon will be soaked in the acid solution for a further period if required.

17.2.6.2	Rinse

The loaded carbon will then be rinsed with filtered raw water, for a duration of 120 minutes, to remove any residual acid from the carbon, which can interfere with the elution process.

17.2.6.3	Drain

Following the rinse cycle, the dilute acid and rinse water will be drained from the acid wash hopper, to the acid wash effluent tank from where the spent acid will be pumped to the tailings cyanide detoxification circuit, where it supplements fresh acid and will be neutralised by the process before being pumped to tailings.

17.2.6.4	Carbon Transfer

The loaded carbon will then be gravity fed, with the aid of transfer water, from the acid wash hopper to the 5t elution column for elution. The carbon transfer will be done within 25 minutes.

17.2.6.5	Elution

The 5t elution column will be constructed from stainless steel and will be designed to desorb gold from the loaded carbon at 125°C and a column pressure of 300 kPa. Once the carbon transfer from the acid wash hopper has been completed, the operator will complete all of the relevant prestart checks before starting the elution sequence.

The caustic solution will be pumped into the strip solution make-up tank from the caustic mixing tank and the cyanide solution will be pumped from the cyanide dosing tank. The reagents are mixed with filtered raw water in the strip solution make-up tank to achieve the correct reagent concentrations. When the elution column is filled, the strip solution pump will turn on and pump the strip solution through the recovery heat exchangers followed by the primary heat exchangers before entering the bottom of the elution column at 125°C. The strip solution will be recycled through the column via the strip solution pump, at a flow rate of 2 BV/h, for a total of 50 minutes to affect a strip. Eluate produced during the elution cycle will be pumped to either one of the two eluate storage tanks located in the electrowinning circuit.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

The fresh strip solution cycle is followed by a spent solution cycle. During this cycle, the rinse solution from the previous elution (stored in the intermediate solution tank) is circulated through the elution column at 125°C a rate of 2 BV/h for 150 minutes. Once the cycle has been completed, the spent solution will be pumped to either one of the two eluate storage tanks.

Following this, the rinse cycle involves pumping water for 150 minutes at a rate of 2 BV/h through the elution column and storing the resulting solution in the intermediate solution tank for the spent solution cycle in the subsequent elution cycle. On completion of the elution cycle, cooling water will be pumped from the intermediate solution tank, through the elution column at a rate of 2 BV/h for 30 minutes and report to the CIL circuit.

Eluted carbon will be removed from the elution column and transferred to the carbon regeneration kiln via the static sieve bend eluted carbon drainage screen, by means of pressurised water flow. Drained carbon will gravitate to the carbon regeneration kiln feed bin from where it will be fed to the carbon regeneration kiln. The regenerated carbon will be collected in the barren carbon quench tank, from where it will be pumped to the carbon dewatering screen for re-introduction into the CIL circuit.

Provision is made for the necessary spillage and safety systems in the area. Spillage from the elution and regeneration area will be collected and pumped to the CIL circuit.

17.2.7	Electrowinning and Gold Room Operations

Pregnant solution from the Intensive Leach Reactor (ILR) circuit will be collected in the ILR pregnant solution storage tank. This pregnant solution will then be circulated through two (1 running /1 standby) dedicated electrowinning cells via a common steady head tank. Gold will deposit on the cathodes as sludge and the solution circulated until the desired barren gold concentration is achieved, or 18 hours have elapsed.

Pregnant solution from the CIL elution circuit will be collected in either one of two eluate storage tanks. This solution will then be circulated through a dedicated electrowinning circuit consisting of four cells operated in parallel via a common steady head tank. Gold will be deposited on cathodes as sludge and the solution will be circulated until the desired barren gold concentration is achieved, or 18 hours have elapsed.

After completion of an electrowinning cycle, barren solution will be sampled before being pumped to the CIL feed circuit for disposal.

Loaded cathodes will be removed periodically from the cells, the gold sludge will be washed off using a high pressure washer and the washed solution will then be decanted. The gold sludge will be treated in a drying oven. The sludge will then be mixed with fluxes and loaded into an induction smelting furnace. During

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

smelting, metal oxides form slag and once the furnace crucible contents are poured into cascading moulds, gold will solidify at the bottom while slag separates easily from the gold. The gold bullion bars will be cleaned, labelled assayed and prepared for shipping. Slag will be manually crushed, pulverized, and together with de-canted waste water from the gold room will be recycled to the SAG milling circuit.

Hydrogen cyanide, ammonia, hydrogen gas detection will be installed, together with extraction systems, safes, scales and various security systems.

Provision is made for spillage handling in this circuit, and the spillage in this area will be pumped with a spillage pump to either the CIL feed circuit, or the secondary ball mill discharge tank.

17.2.8	CIL Tailings Detoxification and Disposal

The tailings from the CIL circuit will gravitate to the two-stage cyanide detoxification circuit. The detoxified tailings will be combined with other process tailings streams and pumped to the TSF.

17.2.8.1	Cyanide Detoxification Circuit

The INCO process will be utilised for cyanide detoxification. The cyanide detoxification circuit will consist of a cyanide destruction feed box, gravity feeding into a single agitated tank, with a blower air sparging facility. CIL tailings will be discharged with a final cyanide concentration of <50 g CNWAD/m³.

The detoxification process utilises SO2 and air in the presence of a soluble copper catalyst to oxidise cyanide to the less toxic compound cyanate (OCN-). The SO2 source will be sodium metabisulphite (SMBS) which will be dosed into the cyanide destruction feed box as a 20% w/v solution. The process also requires the presence of soluble copper to act as a catalyst and to ensure that any free cyanide present is bound to copper as a WAD cyanide. The copper will be provided as a copper sulphate solution, added to the cyanide destruction feed box as a 15% w/v solution. Oxygen is also required in the reaction and this will be supplied by sparging blower air into the cyanide detoxification tank. The reaction is carried out at a pH of 8.0. Lime will be dosed to the cyanide destruction feed box to maintain the pH.

Provision is made for the necessary safety measures in the area.

17.2.8.2	Tailings Storage and Disposal

The detoxified tailings gravitates to the CIL tailings disposal tank via a two-stage sampling system, where it will be combined with the fine carbon from the fine carbon screen, eluted carbon screen undersize, cyanide destruction area spillage, ferric chloride area spillage, and dilution water. The CIL tailings from the

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

CIL tailings disposal tank will be pumped to the TSF by means of a duty / standby pump train (consisting of three pumps each) for final deposition.

Provision is made for spillage handling and the necessary safety measures in the area.

17.2.9	Reagents

17.2.9.1	Flocculant

Flocculant will be delivered to site dry in 25 kg bags. Flocculant will be added manually to the flocculant hopper. The flocculant will then be fed into a venturi tube by a screw feeder, where it will be pneumatically transferred into a wetting head. The dry flocculant will then be mixed with filtered raw water up to a 33% (w/v) solution and discharged into the flocculant mixing tank. After a suitable hydration period, the flocculant will be pumped to the flocculant storage and distribution tank, from where it will be dosed to the respective areas by means of a ring main system fed via a duty/standby variable speed pumping arrangement.

Provision is made for spillage handling and the necessary safety measures in the area.

17.2.9.2	Copper Sulphate

Copper sulphate will be delivered in 1.25t bulk bags, and will be added to the mixing tank using a hoist and a bag breaker system. Filtered raw water will be added to the mixing tank to dilute the copper sulphate to 15% (w/v). The copper sulphate solution will then gravitate from the mixing tank to the dosing tank, from where it will be dosed directly to the CIL tailings cyanide detoxification circuit via a duty / standby variable speed pumping arrangement.

Provision is made for spillage handling and the necessary safety measures in the area. Copper sulphate spillage will be pumped to the CIL tailings cyanide detoxification circuit.

17.2.9.3	Sodium Metabisulphite

Sodium metabisulphite will be delivered in 1.2t bulk bags, and will be manually added to the mixing tank using a hoist and a bag breaker. Filtered raw water will be added to the mixing tank to dilute the sodium metabisulphite to 20% (w/v) solution. The diluted sodium metabisulphite solution will then be pumped from the mixing tank to the dosing tank, from where it will be dosed directly to the cyanide detoxification circuit and R.O plant via a duty / standby variable speed pumping arrangement.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Provision is made for spillage handling and the necessary safety measures in the area. SMBS spillage will be pumped to the CIL tailings cyanide detoxification circuit.

17.2.9.4	Diesel

Diesel will be delivered to the plant site by the fuel tanker and stored in a diesel storage tank for distribution to the fire water system, elution circuit, and the gold room.

17.2.9.5	Caustic Soda

Caustic will be delivered to site in 1t bags of ‘pearl’ pellets. Caustic soda bags are hoisted by a crane into the mixing tank via a bag breaker system. The caustic soda will be diluted with filtered raw water up to a final solution concentration of 20% (w/v). The diluted caustic solution will be pumped from the mixing tank to the dosing tank, from where it will be dosed to the respective areas by means of a duty/standby variable speed pumping installation. The caustic soda will be dosed to the ILR, elution circuit, and the electrowinning circuit.

Provision is made for spillage handling and the necessary safety measures in the area. Caustic soda spillage will be pumped to the CIL feed circuit.

17.2.9.6	Sodium Cyanide

Sodium cyanide will be delivered as dry briquettes in 1t boxes, and will be added manually via a hoist and bag breaking system into the mixing tank. Filtered raw water will be added to the mixing tank to prepare a 20% (w/v) solution. The diluted solution will be pumped from the mixing tank to the dosing tank, from where it will be dosed to the respective areas by means of dedicated variable speed dosing pumps.

Provision is made for spillage handling and the necessary safety measures in the area. Sodium cyanide spillage will be pumped to the CIL feed circuit.

17.2.9.7	Hydrated Lime

Hydrated lime will be delivered dry in 1t bulk bags. The hydrated lime will be manually added to the lime make-up tank via a hoist and bag breaker system. The hydrated lime will be fed into the lime make-up tank by means of a screw feeder. Filtered raw water will be added to the make-up tank until a 20% (w/v) solution is reached. The diluted milk of lime will be distributed throughout the plant by means of a ring main system fed by a fixed speed duty / standby pumping installation.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Provision is made for spillage handling and the necessary safety measures in the area. Hydrated lime spillage will be pumped to the CIL feed circuit.

17.2.9.8	Ferric Chloride

Ferric chloride will be delivered in 25 kg bags which will be added manually via a hoist and bag breaking system into the mixing tank. Filtered raw water will be added to the mixing tank to prepare a 20% (w/v) solution. The diluted solution will be dosed directly from the mixing tank to the return water treatment circuit, by means of a variable speed, duty / standby pumping installation.

Provision is made for spillage handling and the necessary safety measures in the area. Ferric chloride spillage will be pumped to the CIL tailings circuit.

17.2.9.9	Hydrochloric Acid

Hydrochloric acid will be delivered to site in 1000 L bulk containers at a solution strength of 33% w/v. Refer to Section 17.2.6 for more information.

17.2.9.10	Quicklime

Quicklime will be delivered in 36t bulk tankers. The lime will be pneumatically off-loaded from the tanker into the lime silo. The lime will be extracted from the silo using a variable speed screw feeder, and dosed directly onto the mill feed conveyor.

17.2.9.11	Anti-Scaling Agent

The anti-scaling agent will be delivered in 1t intermediate bulk containers, from where it will be pumped to the de-scalant storage tank. The de-scalant reagent will be pumped from the storage tank, through the elution heat exchangers, back to the storage tank.

17.2.9.12	Activated Carbon

Fresh activated carbon will be delivered in 500 kg bulk bags. The fresh carbon will be added to the carbon quench tank using a hoist, as required for carbon make-up to the CIL inventory. The addition point will allow attrition of any friable carbon particles with subsequent fines removal on the sizing screen prior to entering the CIL tanks.

17.2.9.13	Grinding Media

15% Chrome, forged steel, 125 mm grinding media will be used in the SAG mill, while 60 mm grinding media will be used in the secondary ball mill. Grinding media will be delivered in 200 kg drums. SAG mill balls will be added to the mill

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

by means of a hydraulic ball feeder which discharges directly onto the mill feed conveyor. Ball mill balls will be added to the ball mill feed box by use of a specially designed kibble and hoist, which will safely transport the balls from the loading area to the box.

17.2.10	Process Services

17.2.10.1	Filtered Raw Water

Raw water will be supplied from the pit dewatering boreholes, or from borehole pumps, to the raw water storage tank. Additional raw water will be collected in the TSF catchment dam, from where it will be pumped to the raw water tank, via a sand filtration system.

The raw water will generally be used for gland service, carbon transfer duties, and reagent make-up. The raw water storage tank will have a reserve of water for firefighting purposes. This reserve will be maintained by locating the raw water pump suctions at a suitable height above the firewater pump suctions.

17.2.10.2	Fire Water

Firewater will be drawn from the raw water tank. Suctions for other raw water services will be at an elevated level to ensure that the firewater reserve always remains in the raw water tank.

The firewater pumping system will contain:

●	An electric jockey pump to maintain fire ring main pressure

●	An electric fire water delivery pump

●	A diesel driven firewater pump that will automatically start in the event that power is not available for the electric fire water pump

Fire hydrants and hose reels will be placed throughout the process plant, fuel storage and plant offices at intervals that ensure coverage in areas where flammable materials are present.

17.2.10.3	Potable Water

Potable water will be taken from the borehole water line. It will be pumped through a water treatment unit before being stored in the potable water tank. The potable water tank will feed the plant potable water tank, from where the plant and mining potable water will be distributed. The contractors’ camp potable water tank will also be fed from the potable water tank, and will supply potable water to the villages.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

17.2.10.4	Process Water & Plant Run-off

Plant run-off is contained in the pollution control dam, from where it is pumped to the process water dam.

The process water dam collects the product from the pit-dewatering pumps, TSF return water, pre-leach thickener overflow, and any plant run-off from the pollution control dam. Provision is made for a raw water make-up stream, as required.

Process water to the gravity concentration circuit is supplied by a dedicated pump system, while the remainder of the process water reticulation will be done by means of a duty / standby pumping arrangement. Any excess process water will be treated before being discharged to the environment.

17.2.10.5	Discharge Water Treatment

Excess water from the process water circuit will be bled-off to the mechanically agitated arsenic precipitation tank, where ferric chloride will be dosed to precipitate out arsenic (in the presence of oxygen) from solution, at a pH of 6. Provision is made for lime addition and hydrochloric acid addition to this tank, as required for pH control.

The treated water will overflow to an intermediated transfer tank, from where it will be pumped to a reverse osmosis water treatment plant (complete with pre-filters) before being discharged. Filter cake product from the R.O plant filters will be re-pulped with brine in the arsenic waste disposal tank, from where it will be pumped to the final tailings disposal circuit.

Provision is made for a spillage handling system in this area. Spillages will be pumped to the arsenic precipitation tank.

17.2.10.6	High Pressure (Compressed) Air Reticulation

Instrument and plant air, at 8 Bar pressure, will be supplied by a dedicated, duty / standby compressor installation. The compressed air will be stored in the instrument air receiver. A dedicated air receiver, located in the milling area, is provided for plant air storage, and is fed from the main instrument air receiver.

All the air will be dried and filtered prior to being stored in the instrument air receiver, from where it will be reticulated throughout the plant for instrument air requirements.

17.2.10.7	Low Pressure (Blower) Air Reticulation

A total of four (3 duty / 1 standby) low pressure blowers will supply air to the CIL, tailings detoxification, and water treatment circuits.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

17.2.10.8	Oxygen Reticulation

An oxygen plant will generate gaseous oxygen at 90% purity and 300 kPa pressure, to be used in the IRL, CIL, and arsenic precipitation circuits. The oxygen will be stored in the oxygen plant air receiver from where it will be distributed to the different areas.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

18	PROJECT INFRASTRUCTURE

18.1	Introduction

The Asanko Gold Mine is situated approximately 36 km west of Obuasi in the Amansie West District, Ashanti Region of Ghana.

18.2	Existing Infrastructure and Services

Current site infrastructure consists of:

●	An administration block, exploration office, core storage area, clinic and laboratory and an accommodation facility located just west of the village of Nkran.

●	An exploration office, core storage area and accommodation facility located just north of the village of Tetrem.

●	A 33 kV power supply is generally available on the site in multiple locations and is sufficient for construction activity

●	Multiple boreholes sunk for water supply

●	Communications currently available at the site are good due to the erection of a Vodafone tower at the accommodation camp

18.3	Roads and Site Access

18.3.1	General

Existing road access to the site is available from the west, south and east, but the main access used will be from the ports of Tema and Takoradi to the south via Kumasi, or Obuasi. Total distance from Tema to the project site, via Kumasi is approximately 400 km.

18.3.2	External Roads

The public road from Nkran village past the Nkran Pit will be diverted prior to the further development of the Nkran Pit. This will require an environmental permit and will be constructed in parallel with the bulk earthworks operations for the Plant terrace and Tailings Storage Facility (TSF).

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

18.3.3	Project Site Roads

18.3.3.1	General

A range of road types will be required within the project site to meet a wide range of duties. The hierarchy of road types includes dedicated mine haul roads, main access roads, general access roads and minor use roads and tracks. Some of the roads will border service corridors and therefore road alignments need to consider service routes in addition to transport requirements.

The road widths and construction details have been selected to match the required duties. The respective details are described below. The total lengths of the three main road types are:

● Mine haul roads	Refer Section 16

● General access roads	Already existing

● Plant roads	Approximately 2 km

● Access tracks	Approximately 5 km

It is proposed that road pavement material will comprise spoil material sourced from the Nkran Pit, existing waste dumps and from the tailings dam development. This material will form the base course for minor roads and the heavy use roads.

18.3.3.2	Mine Haul Roads

Mine haul roads will be designed and constructed by the mining contractor. This includes a temporary haul road to the tailings storage facility (TSF) for transporting mine waste for dam construction.

18.3.3.3	Main Access Road

The current main access road to the site follows the previous haul road alignment from the tar road at Abore to the plant site. An allowance for the upgrading of this road through improved drainage, storm water controls and surface wearing course has been included in the capital estimate. An additional plant diversion road has been designed to allow access to the Mine Village from the Main Access Road (785 m).

18.3.3.4	General Access Roads

General access roads are short in length, provide access to the plant facilities, accommodation camp and mine contractor facilities from the main access road. These roads will be between 6 m and 9 m in width, depending upon traffic type and density.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

18.3.3.5	Access Tracks

There are a number of rudimentary access tracks that have been constructed around the project site to support exploration activities. Some of these tracks will be retained and upgraded; some will be abandoned and re-vegetated. New access tracks will service the borefield and power supply lines.

Access tracks will be simple, cleared and graded natural earth tracks.

18.4	Power Supply

Power supply to the Esaase exploration offices is sufficient for ongoing exploration or administration work.

For the AGM operation, investigations by Cardno BEC completed into the existing Electricity Company Ghana (ECG) 33 kV power supply infrastructure have revealed it to be in poor condition and of insufficient capacity to support the proposed operation.

The selected power supply option is to run a new 161 kV power line from the existing GRIDCo Asawinso 161 kV sub-station to a new yard on the mine site. This has primarily been selected for the following reasons:

●	Installation of independent power metering equipment in the Asawinso sub-station have shown the reliability and quality of supply to be suitable for operation of a minerals processing plant with minimal interruption, or power quality disturbance

●	This option provides a secure electrical supply of relatively good reliability

●	The system can be designed such that there is capacity for future expansion

●	This option is likely to provide a better power quality, with lower losses and a better fault level

●	This option will allow electricity to be purchased at an acceptable tariff

●	This option provides the flexibility to negotiate a Power Purchase Agreement with other energy suppliers, e.g. Genser who are building a coal fired power station at Chirano. The grid infrastructure will enable such remote generation supplies to be wheeled and used at the Obotan site

The proposed upgrade / expansion work includes:

●	Expansion of the existing Asawinso sub-station to cater for a new overhead line feeder circuit

●	Installation of a 30 km steel lattice tower structure 161 kV overhead power line from the existing GRIDCo sub-station at Asawinso to the mine site

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

●	The construction of a new 161kV / 11kV HV yard and sub-station at the Obotan site, complete with 25 MVA ONAN / 33 MVA ONAF power transformer to step the voltage down to 11kV for distribution to the consumer substation in the plant area (real estate will be provided for additional transformer capacity)

From this 11 kV supply derived from the GRIDCo yard, the plant will be distributed at 11 kV via cable and the remote infrastructure via a Tanalith impregnated wooden pole / aluminium conductor steel reinforced (ACSR) construction 11 kV overhead line. The electrical supply points on the overhead line will be done via fused isolatable, or ground operation isolatable pole mount transformers (11 kV / 433V). These points are identified in the below bullet list:

●	Contractor’s Camp (junior personnel)

●	Mine Village (senior accommodation) replacing the existing 33 kV feed

●	Potable water boreholes

●	ROM area

●	Tailings storage facility return water pumps

●	Tailings storage facility collection sump pump

18.5	Power Supply and Distribution

18.5.1	Introduction

18.5.1.1	General

This section covers the Electrical requirements and its associated infrastructure for the Project.

18.5.1.2	Battery Limits

It is understood that the battery limit for the power supply to the Project site would be the 11 kV terminal point of the GRIDCo yard (the rest of the installed 161 kV infrastructure would cede to GRIDCo ownership and operation on commissioning of the system.

An 11 kV point of supply (stepped down to the required low voltage either 400V (lighting and small power), or 415V (plant operation) has been provided to the infrastructure areas concerned with the mine.

The battery limit for those areas where the low voltage reticulation is not included is the low voltage side of the transformers, or a central low voltage bus bar, or breaker. This applies mainly to the accommodation camp and explosives magazine areas. At the mine services area, the reticulation to the various

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

buildings is included, however certain contractor supplied services will be reticulated to by the contractor themselves.

18.5.2	High Voltage Power Supply

Details of the 161 kV system expansion are covered in another section.

18.5.3	Medium Voltage Power Supply

Power is to be taken at 11 kV from the grid via the mine consumer sub-station, located adjacent to the Beneficiation Plant (Plant). Based on the MEL issued, the total load presented to the Grid is estimated at CBE stage to be:

●	Connected: 29.7 MVA (26.1 MW)

●	Peak Running: 20.5 MVA (18.7 MW) – no power factor correction 19.1 MVA – power factor corrected to 0.98

●	Continuous Load: estimated 15 MVA (14.6 MW) – power factor corrected to 0.98

Table 18-1: Electrical Loads (Anticipated)

MCC No	DESCRIPTION	Connected kW	Connected kVA	Estimated Run kW	Estimated Run kVA No PFC	Estimated Run kVA with PFC
PLANT 415V LOADS
1	MCC #1 Crushing	444	521	307	360	314
2	MCC #2 Stockpiling	355	428	238	287	243
3	MCC #3 Milling	1,421	1,711	987	1,188	1,008
4	MCC #4 Gold Room, Thickening and Reagents	1,177	1,417	503	606	514
5	MCC #5 CIL	1,538	1,775	1,239	1,430	1,265
6	MCC #6 CIL and Elution	1,423	1,684	1,309	1,548	1,336
7	MCC #7 Tails and Services	2,188	2,557	1,282	1,498	1,309
8	MCC #8 Water and Treatment	1,372	1,599	694	809	709
TOTAL		9,919	11,692	6,560	7,728	6,698

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

MCC No	DESCRIPTION	Connected kW	Connected kVA	Estimated Run kW	Estimated Run kVA No PFC	Estimated Run kVA with PFC
PLANT MV LOADS
CS	SAG Mill Motor	5600	6,222	4,480	4,716	4,571
CS	Ball Mill Motor	5600	6,222	4,480	4,716	4,571
CS	Cyclone Feed Pump 1	700	778	560	589	571
CS	Cyclone Feed Pump 2	700	778	0	0	0
TOTAL		12,600	14,000	9,520	10,021	9,714
INFRASTRUCTURE LOADS
13	Borehole 1	20	22	10	11	10
14	Borehole 2	20	22	10	11	10
15	Borehole 3	20	22	10	11	10
16	Borehole 4	20	22	10	11	10
17	Tailings Return Water Pumps	430	478	183	192	186
18	Mine Village 1	350	389	298	313	304
19	Mine Village 2	350	389	298	313	304
20	Pit Dewatering Pumps	430	478	366	385	373
21	Existing Plant Administration Buildings (included in plant MS below)	0	0	0	0	0
22	Contractors’ Camp 1	350	389	280	295	286
23	Contractors’ Camp 2	350	389	280	295	286
TOTAL		2,340	2,600	1,743	1,835	1,779
MINI SUB LOADS PLANT (estimated)
MS-1	Plant Mini-sub 1 (Plant L&SP MS (1))	200	222	134	141	137

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

MCC No	DESCRIPTION	Connected kW	Connected kVA	Estimated Run kW	Estimated Run kVA No PFC	Estimated Run kVA with PFC
MS-2	Plant Mini-sub 2 (Plant L&SP MS (2))	200	222	134	141	137
MS-3	Plant Mini-sub 3 (Plant L&SP MS (3))	200	222	134	141	137
MS-4	Plant Mini-sub 4 (Plant L&SP MS (4))	200	222	134	141	137
TOTALs		800	889	536	564	547
MINI SUB LOADS MINE / INFRA. (estimated)
MS-5	Admin Area Mini-sub	250	278	200	211	204
MS-6	MSA Area Mini-sub	250	278	200	211	204
TOTAL		500	556	400	421	408
TOTAL LOAD		26,159	29,736	18,759	20,569	19,146

The interface to the GRIDCo supply is via a consumer sub-station switchboard, housed in a brick constructed substation building near the GRIDCo sub-station yard on the plant terrace.

Power will be reticulated across the mine property by means of an 11 kV overhead line network. The line construction is based on Tanalith treated wooden pole configuration constructed to 33 kV insulation levels (operated at 11 kV). The line will use an OPGW conductor to get control communications to the remote pump stations and also to get IT communications to the accommodation areas.

The overhead line reticulation is divided into two main sections, although both stemming from the same point:

●	A east line section, feeding the TSF area and the ROM area

●	A west line section, feeding the accommodation facilities and the boreholes

●	Both overhead lines utilise “HARE” ACSR conductors, originating from the consumer substation feeder breaker inside the plant area

Within the plant area, power will be reticulated at 11 kV via a cable network of 3 core XLPE insulated steel wire armoured cables suitably sized for the prevailing fault level conditions. Single core XLPE cables will be used to reticulate power from the GRIDCo yard to the consumer substation.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

The 11 kV loads are predominantly transformer loads (MCC feeds) and large motor loads. In addition to these, there are also 11 kV feeds to the power factor correction facilities, OHL and mini-subs.

For the mill motors the voltage will remain at 11 kV based on the supplied procurement information from PMI. The mill motors starting will be assisted by the use of a liquid resistance starter (LRS) units and in addition the SAG mill will utilise a slip energy recovery drive during normal operation.

18.6	11 kV Switchgear

The 11 kV switchboard in the consumer sub-station will comprise metal clad indoor switchboard using vacuum insulated circuit breakers.

The various loads fed from the overhead lines will generally be protected by pole mounted ganged fused isolator units. The remote MCC transformer at the tailings return pumps will be fed via auto re-closer pole mounted breaker.

The lighting and small power supply mini-substations will utilise fixed pattern vacuum circuit breakers and isolators in self-contained units around the plant and mine area.

18.7	Power Factor Correction (11 kV)

The power factor correction will be done at 11 kV on the consumer sub-station bus to keep the power factor seen by GRIDCo as close to 0.98 at all times.

By placing power factor correction on the 11 kV bus, benefit to the mines operating costs will be achieved by reducing the kVA maximum demand seen by the GRIDCo meters.

The exact quantity of Var correction will be finalised at execution, however it is estimated that 2 banks consisting of 3rd and 5th harmonic filtered correction equipment would be employed (6.1 and 3.1 MVAr).

18.7.1	Sub-station Design

The main consumer sub-station is a purpose designed sub-station of brick construction, complete with lighting, small power, fire suppression and warning signs. MCC’s will be housed in modified marine containers, once again, complete with lighting, small power, fire suppression and warning signs.

One caveat regarding the use of marine containers for the MCC rooms is a requirement in the Ghanaian regulations for there to be a minimum clearance of 2.0 m in front of the MCC Panel.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

The sub-stations would be equipped with correctly sized split unit air conditioners, applying the principle of N +1 units to control the temperature inside to protect sensitive equipment.

18.7.2	Fire Detection

Fire detection is included in the overall plant wide fire protection section. Deluge systems will be utilised in the MCC rooms and main 11 kV sub-stations. The system will be a proprietary system run on a stand-alone control system, (but with I/O feeds into the main plant control system).

18.7.3	Transformers

The power transformers will be constructed with ONAN cooling. The Vector group will be Dyn 11 and they will have external neutral terminals. The transformer primary winding rating is 11 kV, with following secondary winding voltages being used:

●	3.3 kV: Cyclone feed pump motor drives (dual 1.75 kV) – to be confirmed at execution

●	415V: MCC primary voltage (433V open circuit voltage)

●	400V: Lighting and small power (415 open circuit voltage)

MCC designs have been based on a maximum transformer size of 2,000 kVA to limit the fault levels to be encountered. The transformer neutral points are earthed via a Neutral Earthing Resistor (NER) to limit the earth fault current to 10 Amp for 10 seconds for the 415V transformers.

Plant lighting is to be fed from 11 kV/400V lighting transformers contained in mini sub-stations. These transformers will have solidly earthed neutrals to facilitate ease of single phase supply at 230V.

Transformers will be contained within transformer bays. In general, a transformer bay will consist of brick walls on three sides of the transformer to a height of 300 mm above the highest point of the transformer. The transformer shall be mounted on an adequately designed concrete plinth.

The transformer bays will have an oil catchment pit equipped with drainage valve and 19 mm chipped stone filling, sized to have a volume sufficient to capture the complete volume of oil in the associated transformer taking the stone filling into account. The transformer bay front section will be fitted with a double gate access arrangement to prevent unauthorized entry.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

18.7.4	Motor Control Centres

The motor control centres will be of steel construction, free standing, bottom cable entry, front access, fully compartmentalised fixed pattern design to Form 3b of IEC 60439-1 (option of IEC 61439 will be explored at execution) and will comply with the requirements for arc ventilated panels.

The operating voltage will be 415 Volts 50 Hz with a control voltage of 110 Volt 50 Hz supplied from a MCC fed control transformer. The design fault level is 50 KA at 415 Volt.

Each board will be equipped with an ACB incomer - cognisance has been taken of the need for backup power to critical drives in the process as well as keeping critical sensors live during mains power outage (specifically those associated with cyanide detection).

The incomer ACB will be rated appropriate to the transformer size and the cubical equipped with a micro-processor based multifunction meter displaying line currents, phase and line voltages, single and 3 phase power factor, kW, kVA, kVAr, kwh, kWAh and kVAhr. The power monitoring module shall be connected to the plant supervisory network.

With the exception of identified VSD and soft starter drives, all drive starters will be Direct on Line (DOL) and typically will be equipped with a MCCB, Contactor and intelligent motor protection relay per motor.

All drives will be fitted with sensitive earth protection. Contactors to be rated for AC3 duty.

Each MCC will have an integral remote I/O (RIO) / marshalling cubicle for the termination of all control field wiring.

18.7.5	Emergency Power

The emergency drives in the plant area will receive power generated by a 2500 kVA 11 kV generator, which will liven up the consumer sub-station 11 kV bus.

18.7.6	Field Equipment

All drives are equipped with a field mounted stop / start station provided to facilitate routine maintenance. Maintenance mode is to be selected from the SCADA system. The control room operator will be responsible for switching between normal and maintenance modes.

Pre-start warning signals will be provided for all critical drives and conveyors about to start.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

All emergency functions such as emergency stops are to be hard wired but are monitored by the control system. Emergency stops will be provided within enclosures with robust drip covers.

18.7.7	Variable Speed Drives

Variable Speed Drives (VSD’s) have been used where specified in the Mechanical Equipment List. These units are to be mounted separate to the MCC in order to facilitate more efficient cooling of the equipment, however, certain small VSD kW ratings will be incorporated into the MCC cubicles.

Input and output chokes are included where necessary.

18.7.8	Motors

Low voltage (415V) motors will generally be designed to IEC 60034-1, for continuous duty class S1. Insulation will be Class F. Temperature rise will be limited to 80oC (Class B). Enclosures will be IP55 to IEC 60034-5.

Premium efficiency (IE2) motors been selected throughout the design.

18.7.9	Electrical Cable

Cables are sized primarily for current capacity and volt drop limitations at this stage. Closer attention is paid to larger drives and those drives that are a considerable distance from the supply source.

Cable and overhead line lengths were estimated for the medium voltage reticulation, following cable routes on the site plan.

For a detailed design, the following minimum cable sizes will be applied:

●	Power feeders: 2.5 mm²

●	Plant lighting cables: 2.5 mm²

●	Internal lighting cables: 1.5 mm²

●	Electrical control cables: 1.5 mm²

18.7.10	MV Cable (11 and 3.3 kV)

Medium Voltage 11 kV cables will be individually screened copper conductor three core XLPE/PVC/SWA/PVC 11 kV cable to SANS 1339/1994 Table A. Single core cables will be of XLPE/PVC/AWA/PVC construction and be arranged in prescribed trefoil formation, (gland plates will be of non-ferrous construction).

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

18.7.11	LV Cable

In general all power and control cable will be PVC/PVC/SWA/PVC 600/1000 Volt grade to SANS 1507 and SANS 1574 (XLPE will be used in certain single core applications for greater current rating). Standard UV resistant PVC “red stripe” cable is to be utilised for surface installations. Power cables shall have a minimum of four cores, the fourth core being utilised as an effective earth between the equipment (e.g. motor) and the sub-station earth bar.

18.7.12	Cable Racking and Trenching

In the plant area cables will be run on vertically mounted hot dip galvanised mild steel cable racks. Cable racks in aggressive atmosphere areas, where galvanized material is not suited, will be suitably painted steel or non-metallic composite in construction.

Preference will be for cables to be mounted above ground level on suitable cable racks or overhead line system. Where necessary, cables will be buried in trenches with cable markers on surface at 10 m intervals and at changes in direction. Cable trenches are backfilled with a suitable material to ensure effective heat transfer from the cable to the surrounding earth.

Where 11 kV cables feeding the MCC transformers within the plant are buried, a 150 mm sleeve will be provided to facilitate the running of the fibre optic network cables. All sleeves will be fitted a draw wire to assist with cable pulling. Manholes will be installed along the routes not exceeding 50 metres. Manholes will also be used at direction changes, or routes branches.

18.7.13	Earthing

Structures are to be earthed against lightning strikes using a buried peripheral earthing system. All electrical equipment is to be solidly earthed via the sub-station earth bar. Provision must be made for establishing an earth mat at the transformers.

The earthing values shall be in accordance with SANS 62305 Parts 1, 3 and 4 and SANS 61312-2 (IEC 80 will apply at substations).

In general the following earth reading values shall apply:

●	Electrical sub-station yards – less than 2 ohm

●	General plant structures and conveyors – less than 10 ohm

Each sub-station is to have an earth mat designed in accordance with SANS 10199 – 2004 “Standard for the design of earth electrodes”. All electrical equipment shall be earth bonded via the sub-station earth bar.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Lightning masts shall be earthed using copper rods to give an earth resistivity of a maximum of 5 ohm. The various earths shall be linked using buried 70 mm2 bare copper earth wire.

All structures are earthed via a perimeter earth of 70 mm² bare copper earth wire, supplemented where necessary with earth rods to achieve an earth resistance of 10 ohms, or less in accordance with SANS standards for design of lightning protection systems.

All lightning surge arrestors are zinc oxide Station Class 3. Surge arrestors are equipped with discharge counters and through current indicators.

18.7.14	Lighting and Small Power

The lighting and small power design is to comply with the provisions of SANS 10142-1.

Weather proof 13A British 3 pin type switched socket outlets are to be used throughout the plant. Welding plug outlets are to be rated for 63A 400V.

Emergency escape lighting of stairways and routes utilising bulkhead 2PL18E fittings must be provided. The following illumination levels shown in Table 18-2 should be used as a minimum.

Table 18-2: Expected Lighting Levels (Lux) for Various Areas

Area	Lighting (Lux)
Change Rooms (floor)	100
Plant – General	100
Control Rooms	200
Outdoor Areas – General	10
Catwalks, stairways	20
Conveyors	20 – 50
Sub-stations	200

High mast lighting towers have been allocated to the ROM tip, main security area and 2 plant locations. The planned tower crane will also be utilised for area lighting in the plant.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

18.7.15	Control and Instrumentation

The standardisation of the instrumentation, control systems hardware and software has been applied wherever possible to reduce spares holdings and ensure commonality throughout the plant.

The Control System architecture has been allowed for around a centralised PLC room and a central SCADA system concept, whereby PLC’s are contained where possible in a controlled environment in the control room building itself.

All motor control, valve control, safety and process interlocking, PID loop control and sequence start / stops will be fully controlled and monitored via the Control System.

A Remote Input / Output (I/O) approach using a fibre optic backbone has been allowed for the field I/O (i.e. the I/O will be hardwired through instrumentation field junction/CCG boxes using single / multi-core cables to Remote I/O boxes distributed in a logical manner in and around the plant).

The instrumentation take off is in accordance with the project Piping and Instrumentation Diagrams (P&ID’s).

All drives will be equipped with hardwired control stations. The start and stop signals from the control stations will be wired back to the MCC marshalling via field junction boxes. The SCADA system will monitor the status of the start and stop signals.

The start request signal will be detected by the PLC. No latching circuit for manual start control via the MCC will be allowed for. Motor control drives will be monitored and controlled via control network.

The control room itself is allocated as two pre-equipped 6 m containers divided into engineering and control station rooms as well as space for UPS’s and other associated equipment.

18.7.16	Field Instrumentation

18.7.16.1	General

Only conventional type instrumentation has been allowed for. No intelligent networked type instruments have been specified.

Instrumentation is based on standard signal type 24 Vdc, 4-20 mA (2-wire) and RTD’s with a 4-20 mA (2-wire) converter for temperature measurement.

The plant instrumentation will be wired directly to the weather proof, field mounted I/O marshalling boxes (Remote I/O Boxes), located strategically around the Plant.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

18.7.16.2	Digital Signals

Field digital input and output signals will be 24 Vdc.

Inputs will be potential free wherever possible, instuments of a transistor output type are acceptable, as long as the loop can still operate using 2 wires.

18.7.16.3	Analogue Signals

Analogue signals will be 4 to 20 mA 2-wire (24 Vdc).

Allowance has been made for RTD signals to be converted to 4-20 mA 2-wire before they are wired into the PLC Remote I/O boxes.

4-wire loops are strongly discouraged, but in the event that external power to any one instrument is required, it will be supplied at 110 Vac.

18.7.16.4	C&I Power Supplies

A CVT (constant voltage transformer) located in the MCC in the vicinity of the marshalling panel will supply the 110 Vac power distribution.

The PLC equipment supply voltage will be 110 Vac 50 Hz. Local control panel supply voltage will be 110V AC 50 Hz, or 400V AC 3 phase.

Field instrument external power, (for belt scales, mag flows, density meters) supply voltage will be 110V AC 50Hz.

18.7.16.5	Instrumentation Cables

Instrumentation cables are to be Dekabon (aluminium sheath) armoured. All single pair / triad, or multi pair / triad instrumentation cables and cores are allowed for as 1.0 mm² (pairs will be individually and overall screened).

Instrumentation cable is deemed to be separated from the power cables by installing them on separate ladder rack. (Where this is not possible, or not practical space is allowed for physical separation from the power cables).

18.7.16.6	Cable Racking

Ladder racking will be used for all instrumentation racks. The same allowance has been made re aggressive atmospheres as per the section on electrical cable racking above.

18.7.16.7	Conveyor Belt Instrumentation

All conveyors will have the following belt protection devices.

●	Blocked chute detectors

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Tilt switch type blocked chute detectors have been allowed on all conveyor transfer points where a risk of a blocked chute is identified.

●	Conveyor Under-Speed Switches

Centrifugal type under speed switches are allowed for the conveyors.

●	Belt Alignment Switches

Belt alignment switches are allocated for at each tail-end, after each transfer point and at the head-end of the conveyor.\

●	Conveyor Pull-wire Switches

Pull-wire switches are included on all the accessible sides of the conveyors. Note these pull-wire switches will be “hard-wired” into the drive electrical control circuit and will not be individually monitored.

The pull-wire will be divided into sections along the length of the conveyor. Each section will be terminated on a switch and will not allow the pull-wire to be terminated against a dead end. i.e. (have at least one end terminated on a displacement switch).

●	Start-up Sirens

Conveyor start-up warning sirens will be provided on each conveyor. The number of sirens is dependent on the length of the conveyor.

●	Belt Scales

Conveyor belt scales have been allowed for as indicated on the project P&ID’s (only accounting scales have been allowed for as 6 idler units).

●	Metal Detectors

Metal Detectors have been allowed for in the plant as required by the P&ID’s.

●	Control Valves (Progressive)

The control valves complete with valve and actuator to ensure reliable operation and robust durability will be installed.

●	Level Transmitters

●	Ultrasonic Level Transmitters

Ultrasonic level transmitters (complete with local indication as required in the P&ID’s) have been allocated as a base to most level control functions, however, special attention shall be given to the selection of level transmitters in high dust and high vapour environments.

●	Radar Level Transmitters

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Radar level transmitters have been allocated where required by specific conditions. Local displays were also provided. As a minimum, all feed bins will be equipped with radar level transmitters.

●	Flow – Water and Slurry

The preference selected is for magnetic flow meters, unless a different technology will perform better to meet the process duty.

Where specified a totalizer pulse has been included for summation and display on the SCADA system.

●	Density Meters

Density meters are the nuclear type, clamped onto the pipes. Lockable protective covers for the density meters are included.

●	General Sirens

Specified equipment (e.g. mills and crushers) have yodel sirens allowed with flashing beacons installed. In addition special attention has been paid to the areas affected by the cyanide designation as required by the specification document.

18.7.17	SCADA System

18.7.17.1	SCADA Architecture

The SCADA System has been allocated as a Client / Server configuration and will provide plant visualisation, trending, alarming, motor control, valve control and interlocking, sequencing and PID control. It will interface to the PLC’s using a switched Fast Ethernet network.

The SCADA I/O Server will be centrally located in the control room with separate redundant operator control stations to provide for redundancy should one server, or operator station fail.

An Engineering Station used for PLC and SCADA development will be included in the plant server / engineering room. Stand-alone vendor package SCADA / HMI (human machine interface) units have been avoided where possible to maintain a standard that can be worked on by the plant operating personnel.

18.7.17.2	SCADA Networking

The SCADA network between the Control Room and the Engineering Room will consist of a switched 1GBit/s switched Ethernet network.

The SCADA to PLC networking is allocated as an Ethernet 1GBit/s switched Ethernet network. Optic fibre cable is allowed for all external networks.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

18.7.17.3	SCADA Overview & Plant Mimics

The PFD and P&ID drawings are to be used as the basis for creating the SCADA mimics. The SCADA mimics will make extensive use of pop-up menus, toolbars and page links to facilitate rapid navigation between mimic pages.

Important events and alarm history will be logged and displayed by separate Historian server as requested by the Client.

18.7.18	PLC System Design

18.7.18.1	PLC General

Programmable Logic Controllers (PLC’s) are selected for the project as SIEMENS S7 400 series PLCs. For standardisation, all PLC’s utilised on the plant, including vendor supplied PLCs, will used the approved range of PLC’s where practicable.

18.7.18.2	Interlocking Philosophy

The Control System design will be such that all interlocking will be indicated on the SCADA. Safety and Process interlocking will be implemented in the PLC. All Interlocks will be designed in a fail-safe configuration.

Electrical interlocking (e.g. overloads healthy, stop switches, emergency stops and pull-wire stops) will be implemented in the MCC control circuit but monitored by the PLC.

All interlocks other than Electrical Safety Interlocks will be implemented in the PLC. Safety Stop Interlocks and Emergency Stop Interlocks will be hardwired via the MCC.

All interlocks associated with a piece of equipment or system will be implemented in a single PLC and not split between PLC’s. As a rule, drives will not run without a functional PLC.

18.7.18.3	PLC & I/O Locations

PLC’s are located centrally (in the engineering room of the control room). Remote PLC’s will be used as required in distant locations and networked back to the main control room. This will be achieved via racked fibre optic cable and OPGW, (optical ground wire) associated with the 11 kV OHL that is used throughout the infrastructure network.

The Field I/O will be located in Remote I/O panels located in and around the plant. The instrumentation will be hardwired through CCG / field junction boxes to their respective Remote I/O marshalling panels.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

18.7.18.4	PLC & I/O Networking

The PLC’s where required will be networked to each other using a switched Industrial Ethernet.

The Remote I/O will be networked to each other using the approved field network i.e. ProfiBus.

The Remote I/O panels will be network using a fibre optic network.

18.7.18.5	Remote I/O Stations

The Control System will be set up to incorporate the inputs to and outputs from the process centrally. To this end the CBE reflects Remote I/O stations connected to the PLC utilizing an industrial communication network using a non-redundant optical ring. Access to the Remote I/O panels will be controlled to limit only trained, or authorized personnel by means of pad lockable 6 vmm square panel locks fitted to each door.

Each RIO panel will have two 24 Vdc power supplies. The back plane power supply will also supply active bus modules to ensure that the industrial bus network is always powered and isolated from external field fault conditions.

An additional field power supply will be supplied to power the field instrumentation.

18.7.19	Automation of Vendor Packages

Preference is for the logic and interlocking of vendor package equipment to be done in the plant PLCs and not in a vendor supplied PLC. The battery limits as issued to vendors in the tender documents reflects this and only where proprietary, or sensitive intellectual property dictates will “black box” controllers be used. Otherwise all control will be done in the centralised PLC’s as described above.

18.7.20	Fire Prevention

As above, fire prevention is being handled as an autonomous system by a third party. MCC’s, sub-stations, control rooms and other sensitive server rooms will be covered by a proprietary detection and deluge system as dictated by the Marsh insurance guidelines and hazardous operations study.

18.7.21	UPS Backup

UPS backup power is allocated for keeping critical process network and instrumentation items online through power interruptions until the main backup generators engage and provide the necessary emergency power.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

18.7.22	IT Services

IT reticulation services, (cabling and end user switch only) have been allowed through the identified plant and infrastructure buildings. Servers and personnel PC’s are included in the owners’ team scope.

18.8	Water Supply

18.8.1	Ground Water

A groundwater investigation was previously undertaken by Knight Piésold to collect sufficient hydrogeological data to allow study design and costing of a production bore field. The investigation took place from April to June 2012 and included the drilling of eight investigation holes followed by the pump testing of six bores.

Four boreholes located to the west of the plant location will be equipped to address plant raw water and site potable water requirements with a maximum sustainable yield of approximately 15 l/s.

The shortfall in the plant raw water demand will be addressed through the construction and equipping of a Catchment Raw Water dam upstream of the Tailings Storage Facility. This will be augmented by pit dewatering boreholes around the Nkran Pit.

18.8.2	Potable Water

Potable water at the Esaase site is sourced from a local bore and is sufficient for the facility requirements.

For the Phase 1 operatins, ground water from two of the boreholes adjacent to the plant site will be treated via chemical pre-treatment, multimedia filtration, reverse osmosis and chlorine disinfection in a vendor supplied water treatment plant treating 10 m3/h, or 200 m3/d (20 hour pumping) to be constructed at the plant site. Potable water will then be pumped around the plant site and to water tanks located at the mine service area and the Contractor’s camp.

18.9	Tailings Storage Facility

The TSF will consist of a multi-zoned downstream perimeter embankment, comprising a total footprint area (including the basin area) of approximately 86 ha for the Stage 1 TSF increasing to 309 ha for the final TSF. It has been designed by Knight Piésold (Australia).

The design incorporates an upstream toe drain and basin underdrainage system in low-lying basin areas to reduce pressure head acting on the HDPE liner, reduce seepage, increase tailings densities and improve the geotechnical

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Asanko Gold Mine Phase 1
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Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

stability of the embankment. The under-drainage system comprises a network of collector and finger drains. The toe drain and underdrainage system drain by gravity to a collection sump located at the lowest point in the TSF. Solution recovered from the underdrainage system will be released to the top of the tailings mass via submersible pump, reporting to the supernatant pond.

The TSF basin area will be cleared, grubbed and topsoil stripped, and a 200 mm depth low permeability soil liner of equivalent permeability not greater than 1 x10-8 m/s will be constructed over the entire TSF basin area, comprising either reworked in-situ material, or imported Zone A material. A 1.5 mm smooth HDPE geomembrane liner will be installed above the soil liner over the entire basin area.

Supernatant water will be removed from the TSF via submersible pumps located on a floating barge, (by others), located within the supernatant pond throughout operation. Solution recovered from the decant system will be pumped back to the plant for re-use in the process circuits. The floating barge will be tethered to the TSF perimeter to avoid damage to HDPE geomembrane liner.

A downstream seepage collection system will be installed within and downstream of the TSF embankment, to allow monitoring and collection of seepage from the TSF in the collection sump located downstream of the final TSF downstream toe.

An operational emergency spillway will be available at all times during TSF operation, constructed in the embankment abutment in order to protect the integrity of the constructed embankments in the event of emergency overflow. When the emergency spillway does not drain into the upstream water reservoir (stages 1 to 3), an emergency pond will be constructed at the spillway channel outlet. The closure spillway will be excavated through the lowest point of the ridge to the north of the TSF northern valley in Stage 1, to allow drainage of the reservoir upstream of the TSF. The final TSF emergency spillway will be deepened to allow water shedding from the tailings beach.

A pipeline containment trench and access road will be constructed for both the tailings delivery pipeline and decant return pipeline during Stage 1, as the flow in both pipelines is contaminated and cannot be discharged to the environment if the pipeline bursts.

Tailings will be discharged into the TSF by sub-aerial deposition methods, using a combination of spigots at regularly spaced intervals from the embankment. The active tailings beach will be regularly rotated. During the early stages of operation, when the risk of water shortages is highest, the deposition plan will be managed to maximise water recovery.

The TSF is designed to accommodate 33 Mt. Further expansion of the TSF if additional storage is required will be reviewed as part of the Phase 2 PFS. It is anticipated that the same TSF will be utilized for the expanded operations.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Table 18-3: Tailings Storage Facility Design Criteria and Specifications

TSF Design
Storage capacity Stage 1	4,000,000 tonnes (16 months) 33,000,000 tonnes (11 years)
Freeboard	Greater of: B(i) 0.5 m above maximum tailings elevation, or (ii) 1.0 m above maximum required storm water capacity elevation.
Crest Widths – Embankment	10.0 m
Side Slopes: Embankment (U/S) Embankment (D/S)	2.5H:1V 2.5H:1V (intermediate), 3.5H:1V (overall final)
Storm Water Capacity Short Duration Long Duration	1 in 100 year recurrent interval, 72 hour storm event 1 in 100 year recurrence interval, 12 months wet rainfall sequence
Emergency Spillway	1 in 100 year recurrent interval storm event, occurring when the supernatant pond is at the spillway inlet elevation
Earthquake Loading Closure Operating	Maximum Design Earthquake (MDE) Operating Basis Earthquake (OBE)
Factors of Safety Static (Operation) Pseudo Static (Operation) Static (Closure) Pseudo Static (Closure)	1.7 1.0 1.7 1.0

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

TSF Construction
Construction Materials Low Permeability Fill (Zone A) Structural Fill (Zone C) Erosion Protection (Zone E) Drain / Filter Material (Zone F)

Selected material, won from local borrow areas established by the TSF earthworks contractor.

Sourced from mine waste material, delivered to embankment by mining fleet.

Sourced from project rock quarry stockpile by TSF earthworks contractor.

Imported from off site.

Construction Equipment Stage 1 Stage 2 onwards

Contractor fleet (10 wheel tipper trucks), Mining fleet (CAT 777 or equivalent to deliver material to embankments).

Mining fleet (CAT 777 or equivalent) for structural fill zone (construction ongoing during operation). Contractor fleet (10 wheel tipper trucks) for low permeability zone (annual raises during dry season).

Construction Description Cut-off Trench Embankment Basin Liner Under Drainage

Upstream toe cut-off through residual/transported material.

Multi-zoned earth fill embankment, utilising low permeability central core. Embankment contains downstream seepage collection system.

Composite liner over entire TSF basin, comprising low permeability soil liner (permeability not greater than 1x 10-8 m/s) and 1.5 mm smooth HDPE geomembrane over soil liner.

System of finger and collector drains within low lying areas of the TSF basin.

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Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

TSF Operation
Slurry Characteristics Oxide Primary	45% solids by weight. SG = 2.77. Max. Density = 1.30 t/m3. 45% solids by weight. SG = 2.81. Max. Density = 1.60 t/m3.
Fluid Management

Full basin gravity underdrainage system into collection sumps (2 No). Return to supernatant pond via submersible pump.

Decant barge system for removal of supernatant solution. Return to the plant via submersible pump (by others).

General	Upstream spigot deposition of tailings. The supernatant pond is maintained within the northern drainage course throughout operation.
TSF Rehabilitation
Final Embankment Slopes	3.5H:1V (overall)
Closure Spillway	Probable Maximum Flood (PMF) storm event
Cover Profile	Shaped to achieve dry closure with no ponding
Capping	Engineered fill cover, design to be determined based on field testing and trials conducted during operation

18.10	Mining Regulations

A review of the latest version, of the Ghana Mining Regulations (2012, Ref. 6) pertaining to the Obotan TSF design is included in the sections below.

18.10.1	Hazard Classes

Tailings storage facilities shall be classified in hazard classes. This is to be done according to the number of persons affected by a dam failure as follows.

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Asanko Gold Mine Phase 1
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Our Ref: C8478

Table 18-4: TSF Hazard Classification

Hazard Class	Affected Persons	Environmental/ Material damage
C	0	moderate
B	1-5	serious
A	>5	very serious
not allowed	> 50

Based on the above, the proposed AGM TSF would be classified as Hazard Class ‘A’ in that between 21 and 50 people would be affected by dam failure, as well as very serious impact to downstream drainage courses.

The Chief Inspector of Mines shall establish specific minimum standards for each hazard class. Standards established in sub-regulation (2) shall in the case of a more dangerous facility provide:

●	A higher safety standard

●	A specific construction method

●	A higher static factor of safety for the embankment; and

●	Increased control and inspection

A manager of a mine shall in relation to that mine ensure that:

●	The location of a tailings storage facility is in an area where the failure of the embankment is not likely to result in a threat to human life

●	The tailing facility is not under any circumstance located in a place where the failure of an embankment would affect more than 50 dwellings

18.10.1.1	Embankments

During operations the Mine shall ensure that:

●	The embankments of tailings storage facilities in hazard class A or B are constructed by downstream method

●	Upstream and centre line construction methods are only used for tailings storage facilities in hazard class C

●	The TSF embankment design comprises downstream construction methods

●	The area for the construction of an embankment shall be cleared of vegetation. topsoil and weak ground shall be removed

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Asanko Gold Mine Phase 1
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●	There is a proper foundation for the embankment

●	The material used for the construction of embankments is resistant to liquefaction

●	The soil used for the construction of an embankment is suitable for the purpose and the soil shall be placed in layers of not more than thirty centimetres and compacted

This is standard construction procedure.

Embankments shall have a drainage system to control the phreatic surface and seepage.

Water which has seeped outside the embankment shall be collected in a sump and pumped back into the tailings storage facility.

Under drainage system and embankment chimney drains and downstream collection sump have been incorporated into the TSF design.

Embankments have been designed by suitably qualified engineers (Knight Piesold (KP). KP is sufficiently qualified to undertake TSF design in Ghana, and KP Perth has approximately 20 years of experience of TSF design, construction and operation in Ghana.

Minimum safety factors for static and dynamic load according to a specific calculation method have to be established.

For hazard class C a static load safety factor of 1.5 is required.

For Hazard class B requires a safety factor of 1.6

For Hazard class A, a safety factor of 1.7.

These minimum factors of safety were adopted for the TSF stability analysis. It should be noted that the above criteria are higher than accepted worldwide standards, in particular the Ghana Mining Regulations are excessive for dynamic load events (unstated magnitude), and that increasing accepted worldwide standards is inappropriate.

The static factors of safety comply with the latest Ghana Mining Regulations and ANCOLD guidelines.

The construction of the embankment shall be supervised by a qualified engineer who shall submit reports to the Inspectorate Division as required by the Inspector.

All construction will be supervised by a KP representative, either from KP Perth, or KP Accra.

Embankments have been designed in such a way, that the tailings storage facility can store water inflow of the respective catchment area of a 100 year 24 hour storm event still having a freeboard of not less than 1 metre.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

The TSF design criteria used is greater than that prescribed above.

18.10.1.2	TSF Impoundment

The impoundment shall be cleared of vegetation. Topsoil shall be removed and stored for future use.

This is incorporated into the TSF design.

The impoundment shall have a suitably designed under drainage system.

The impoundment shall have a clay liner, 30 centimetres thick, placed in such a way that permeability is less than 10-6 cm/s. If competent bedrock or other geologic formations underlying the site can been demonstrated to provide an equivalent degree of containment, this may be considered acceptable.

This is incorporated into the TSF design. A 1.5 mm smooth HDPE geomembrane liner has been incorporated into the Obotan TSF design to be installed over a compacted soil liner, resulting in a composite liner which will exceed the aforementioned permeability requirements.

18.10.1.3	Tailings Discharge System

Tailings shall be discharged into tailings storage facility in well-arranged beaches. No single point discharge is allowed.

Deposition will occur from a bank of spigot off-takes along the embankment crest.

18.10.1.4	Safety Arrangements

The manager of a mine shall in relation to the mine, ensure that:

●	An emergency spillway, or a similar gravity emergency discharge system shall be constructed which leads into an emergency pond for treatment of overflow from the tailings storage facilities before release into the environment

●	The spillway has to be suitably lined in such a way that overflowing water cannot erode the channel

●	This is incorporated into the Obotan TSF design, the emergency spillway will be concrete-lined to prevent erosion. The emergency spillway will flow into either a constructed emergency pond at the spillway channel outlet, or the water reservoir, which will act as the emergency pond required by the regulations

●	An emergency pump and an emergency electric power generator shall be available at any time in case of exceptional high water inflow, or in case of failure of the installed equipment

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Asanko Gold Mine Phase 1
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●	This is external to the KP design scope but will incorporated during the construction of the TSF pumping requirements

●	The system to divert natural run-off water from entering the TSF shall have a capacity for a 100 year 24 hour storm event

●	The spillway for the Catchment Dam storage reservoir and closure spillway upstream of the TSF will be designed for the aforementioned storm event

18.10.1.5	Monitoring

During operation the Mine shall ensure that:

Seepage through embankments shall be monitored by piezometer holes to be drilled within the embankments as follows:

●	An embankment of 30 metres length shall have a piezometer hole installed at the middle of the crest

●	Any embankment longer than 30 metres but less than 120 metres shall have two piezometer holes

●	Embankments longer than 120 metres but less than 240 metres shall have three piezometer holes installed

●	Embankments longer than 240 metres shall have piezometer holes at a distance of not more than 30 metres from the side of the embankment and not more than 60 metres between two neighbouring piezometer holes

●	This is incorporated into the TSF design

●	Additional monitoring holes shall be drilled at appropriate distances around any tailings storage facility to monitor seepage from the tailings into the ground water

●	Any element of seepage control shall be monitored and maintained regularly to ensure effective operation

18.10.2	TSF Design Overview

18.10.2.1	Summary

The TSF will consist of a multi-zoned downstream perimeter embankment, comprising a total footprint area (including the basin area) of approximately 86 ha for the Stage 1 TSF increasing to 309 ha for the final TSF.

The design incorporates an upstream toe drain and basin underdrainage system in low-lying basin areas to reduce pressure head acting on the soil liner, reduce seepage, increase tailings densities and improve the geotechnical stability of the embankment. The underdrainage system comprises a network of collector and

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

finger drains. The toe drain and underdrainage system drain by gravity to a collection sump located at the lowest point in the TSF. Solution recovered from the underdrainage system will be released to the top of the tailings mass via submersible pump, reporting to the supernatant pond.

The TSF basin area will be cleared, grubbed and topsoil stripped, and a 300 mm depth low permeability soil liner of permeability not greater than 1 x 10-8 m/s will be constructed over the entire TSF basin area, comprising either reworked in-situ material, or imported Zone A material.

A 1.5 mm smooth HDPE geomembrane liner has been incorporated into the TSF design to be installed over the compacted soil liner, resulting in a composite liner which will exceed the aforementioned permeability requirements.

Supernatant water will be removed from the TSF via submersible pumps located on a floating barge, (by others) located within the supernatant pond throughout operation. Solution recovered from the decant system will be pumped back to the plant for re-use in the process circuits.

A downstream seepage collection system will be installed within and downstream of the TSF embankment, to allow monitoring and collection of seepage from the TSF in the collection sump located downstream of the final TSF downstream toe.

An operational emergency spillway will be available at all times during TSF operation, constructed in the embankment abutment, or comprising a lined channel on the embankment downstream face, in order to protect the integrity of the constructed embankments in the event of emergency overflow. The closure spillway will be located across the ridge to the north of the TSF basin, and will be constructed to ensure all rainfall run-off from the TSF will safely discharge after operation ceases.

A pipeline containment trench and access road will be constructed for both the tailings delivery pipeline and decant return pipeline during Stage 1, as the flow in both pipelines is contaminated and cannot be discharged to the environment if the pipeline bursts.

Tailings will be discharged into the TSF by sub-aerial deposition methods, using a combination of spigots at regularly spaced intervals from the embankment. The active tailings beach will be regularly rotated. During the early stages of operation, when the risk of water shortages is highest, the deposition plan will be managed to maximise water recovery.

The TSF is designed to accommodate 33 Mt. Further expansion of the TSF if additional storage is required will be reviewed as and if required.

18.10.2.2	TSF Embankments

The TSF embankment will be constructed in stages to suit storage requirements and the availability of suitable mine waste. It is envisaged that the upstream

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Asanko Gold Mine Phase 1
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Our Ref: C8478

portions of the embankment (Zone A) will be raised annually by an earthworks contractor with the bulk embankment fill (Zone C) being placed as part of the mining operations on an ongoing basis. Staged embankment crest elevations are presented in Table 18-5.

Table 18-5: Staged Embankment Construction

Stage	Tailings Storage (Cummulative) (t)	West Embankment Elevation (m RL)	Max West Embankment ht (m)	East Embankment Elevation*1 (m RL)	Max East Embankment Ht (m)
1*2	4,000,000	164.2	12.2	169.9	8.9
2	7,000,000	167.4	15.4	169.9	8.9
3	10,000,000	169.9	17.9	169.9	8.9
4	13,000,000	172.5	20.5	169.9	8.9
5	16,000,000	175	23	169.9	8.9
6	19,000,000	177.1	25.1	170.6	9.6
7	22,000,000	178.6	26.6	174.6	13.6
8	25,000,000	180	28	177.4	16.4
9	28,000,000	181.5	29.5	179.5	18.5
10	33,000,000	14.1	32.1	181.9	20.9

*1	Includes as a minimum freeboard and storm water capacity for the greater of: (i) 1 in 100-year recurrence interval, 72 hour storm event occurring on an average conditions pond, or (ii) 1 in 100 year wet rainfall sequence pond.

*2	Stage 1 embankment designed for 16 month storage capacity.

18.10.2.3	Staged Embankment Construction

Staged embankment crest elevations were determined based on the stage storage curve for the facility. All embankments will have an upstream slope of 2.5H:1V, an operating downstream slope of 2. 5H:1V and a minimum crest width of 10 m. The final downstream embankment profile will consist of an overall slope of 3.5H:1V. The timing of the transition from a downstream slope of 2.5H:1V to 3.5H:1V can be adjusted to suit the supply of waste from the pit(s).

The embankment comprises an upstream low permeability zone (Zone A), and a downstream structural fill zone (Zone C). The starter (Stage 1) embankment

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Our Ref: C8478

incorporates a chimney drain (Zone F) into the cross section. Typical specifications are summarised as follows:

●	Zone A material will be selected by the TSF earthworks contractor from local borrow areas to ensure that the hydraulic conductivity of the zone will be not greater than 1 x 10–8 m/s after conditioning and compaction

●	Zone C shall generally be run of mine waste to form the structural fill zone of the embankments. The material will be placed progressively throughout operation as part of mining operations

●	Zone F shall be clean sand drainage material supplied to a stockpile adjacent to the works by the principal. The Zone F material will be sourced from commercial, or galamsey borrow areas off-site

It is envisaged that the mining fleet will place the main embankment structural fill material (Zone C) on a continuous basis throughout operation, hauling directly from the open pits. A minimum profile is required at the construction period each year for the Zone A material placement. It is envisaged that a smaller construction fleet will place Zone A material as space will be limited. The mining contractor will need to maintain some compaction equipment to ensure that the technical specification for Zone C material is achieved. Typically, a CAT 825 dozer / compactor would be appropriate.

A cut-off trench will be located beneath the upstream toe of the perimeter embankment and will be cut to a depth of nominally 2.5 m (depending on ground conditions) to extend through to competent low permeability foundation material. The cut-off trench will be constructed continuously along the embankment and backfilled with low permeability fill (Zone A). The excavated material will generally be placed in the embankment (as Zone C), depending on material quality.

18.10.2.4	Decant System

The supernatant pond will operate with a floating decant barge throughout operation. The barge will comprise a floating pontoon (nominal 2.5 m draught) and two submersible pumps, and will be tethered to the shore on the southern side of the TSF northern valley. The decant pump controls will be situated outside of the final tailings extents to reduce relocation requirements during operation.

Decant system pumps, pipelines, pump controls, electrical supply and floating barge structure will be designed by DRA.

The decant pumps will operate automatically, reclaiming water from the TSF and pumping it via a HDPE pipeline to the plant.

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Asanko Gold Mine Phase 1
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Our Ref: C8478

18.10.2.5	Low Permeability Soil Liner

A low permeability soil liner (200 mm depth), of equivalent permeability not greater than 1 x 108 m/s will be constructed over the entire TSF basin area, comprising either reworked in-situ material, or imported Zone A material. The construction methodology for the low permeability liner will be as follows:

●	The TSF basin area will be cleared, grubbed and topsoil stripped

●	Where in-situ material is suitable (permeability not greater than 1 x 10[8] m/s), scarify, moisture condition and compact in-situ material to achieve target density (depth 200 mm)

●	Where in-situ material is unsuitable (permeability greater than 1 x 10[8] m/s), suitable material will be won from borrow or sourced from the pit, placed, spread, moisture conditioned and compacted (thickness 200 mm), subsequent to scarifying, moisture conditioning and compaction of in-situ material

The low permeability soil liner surface shall drain positively and be finished with a smooth drum vibratory roller or other approved means. It must be ensured that low permeability liner properties (permeability, moisture content, dry density ratio and thickness) are preserved after compaction until the low permeability liner is covered with a 1.5 mm HDPE geomembrane liner.

A HDPE geomembrane basin liner will be installed over the low permeability soil liner. The geomembrane liner will comprise 1.5 mm smooth HDPE overlying the low permeability soil liner surface, free from angular gravels and depressions. The HDPE will be anchored within a rectangular trench around the TSF perimeter.

18.10.2.6	Underdrainage System

The underdrainage system is situated in low-lying areas of the TSF basin and is designed to reduce the phreatic surface within the tailings mass, and subsequently the TSF embankment. The underdrainage system has several benefits, as follows:

●	Reduces seepage through the basin and under / through the embankment. This is beneficial to the environment and promotes increased embankment stability

●	Drains the tailings mass, thus increasing the density of the tailings and providing a more efficient TSF in terms of constructed storage capacity

●	Increases the strength of the tailings mass immediately adjacent to the embankment

●	The design of the underdrainage system takes advantage of the natural fall of the ground and thus minimal re-shaping of the basin will be required. The

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underdrainage system will consist of two interconnected drainage networks, namely the collector drains and the finger drains

The collector drains will consist of 2 by 160 mm drain coil pipe contained within a 400 mm deep trench, backfilled with drainage sand (Zone F), overlain by an erosion protection layer comprising excavated spoil of 200 mm thickness and running for the entire underdrainage length. The collector draining trenches will be located either side of a shaped drainage trench, approximately 20 m width. The drain will be constructed so that the top surface of the erosion protection layer is flush with the surrounding ground surface to reduce erosion losses and damage to the drains from tailings supernatant and rainfall run-off. The collector drains will feed directly into the underdrainage collection sump.

Finger drains will be installed at approximately 80 m centres over the remaining underdrainage system extents (where the longitudinal grade is not greater than 5%). The finger drains will consist of a 100 mm drain coil pipe contained within a 400 mm deep ‘V’ ditch, backfilled with drainage sand (Zone F). The drains will be formed level with the ground and material excavated from the drains will be used to construct bunds directly upslope of the finger drains. The purpose of the bunds is to reduce erosion losses and damage to the drains from tailings supernatant and rainfall run-off. The finger drains will connect into the collector drains, or the embankment toe drain

18.10.2.7	Embankment Toe Drain

In addition to the basin underdrainage system, a toe drain will be constructed along the upstream toe of the embankment (maximum longitudinal grade of 5%). The purpose of the toe drain is to increase the stability of the embankment by providing drainage of the tailings located at the embankment and drawing the phreatic surface down as far as possible.

The toe drain is similar in design to the collector drains and comprises a 160 mm drain coil pipe laid at the embankment toe, covered by a 1 m wide, 300 mm deep trapezoidal profile of drainage sand (Zone F), which is encapsulated by a geotextile blanket and covered by 150 mm thickness of erosion protection material (Zone E). The toe drain will drain into the underdrainage collection sump for recycling.

18.10.2.8	Underdrainage Collection Sump

An underdrainage collection sump will be excavated at the lowest point in the TSF basin, adjacent to the groundwater drain sump. The underdrainage sump will collect solution from the underdrainage network and collected solution will be pumped back onto the tailings beach, with flows reporting to the supernatant pond for recycling back to the Plant Site. The underdrainage sump will consist of the following components:

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●	An excavation nominally 2.0 m deep (minimum), 3 m by 3 m at the base, lined with HDPE geomembrane liner and filled with selected clean gravel encapsulated in a geotextile blanket

●	A 600 mm diameter HDPE riser pipe fixed into the centre of the sump and extending at a constant grade to the embankment crest. The bottom 3 m of the riser pipe located within the sump will be slotted

●	The riser will be embedded in cement stabilised backfill to secure it in place on the embankment

●	The riser pipe will act as a guide for a submersible pump

●	The pump will operate within the slotted section of the riser pipe drawing any seepage water build-up out of the sump

●	The riser pipe will be flange coupled to allow the pump to run up and down without jamming, or snagging

●	The pump will have steel cables attached to it; to help locate it at the bottom of the riser and to retrieve it if required

18.10.2.9	Ground Water Collection System

Seepage from the existing drainage courses within the TSF basin, beneath the low permeability soil liner, will be collected by the groundwater collection system. The ground water collection system is independent of all other seepage control components. The groundwater collection drains will consist of 100 mm diameter draincoil pipes contained within a 700 mm deep trench, backfilled with drainage sand (Zone F), overlain by a 300 mm low permeability (Zone A) material cap. The ground water collection drains will feed directly into the ground water collection sump.

As well as providing a secondary drainage system beneath the low permeability soil liner during operation, the ground water collection system has the following benefits:

●	Improve accessibility of basin work areas during construction by helping to dewater the drainage course alluvial material

●	Reduce the upward hydrostatic pressure after construction of low permeability soil liner

The ground water collection system will report to a collection sump at the lowest point in the TSF basin, adjacent to the under drainage collection sump. The ground water collection sump will lie beneath the low permeability soil liner and consists of the following components:

●	An excavation nominally 2.0 m deep (minimum), 3 m by 3 m at the base, filled with selected clean gravel encapsulated in a geotextile blanket and covered

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with low permeability material layer and HDPE geomembrane liner (tying into the TSF basin liner)

●	A 600 mm diameter HDPE riser pipe fixed into the centre of the sump and extending at a constant grade to the embankment crest. The bottom 3 m of the riser pipe located within the sump will be slotted

●	The riser will be embedded in cement stabilised backfill to secure it in place on the embankment

●	The riser pipe will act as a guide for a submersible pump

●	The pump will operate within the slotted section of the riser pipe drawing any seepage water build-up out of the sump

●	The riser pipe will be flange coupled to allow the pump to run up and down without jamming, or snagging

●	The pump will have steel cables attached to it; to help locate it at the bottom of the riser and to retrieve it if required

18.10.2.10	Downstream Seepage Collection System

The downstream seepage collection system will be constructed downstream of the TSF Embankment. The chimney drain, (within the embankment cross section) will drain water to the embankment base, which will be transferred to 1 m wide by 0.5 m high blanket drains (at 20 m c/c) which report to a toe drain constructed at the embankment downstream toe. At the low point of the downstream toe drain, flow will be directed into an outfall pipe, finally reporting to a seepage collection sump outside of the final embankment extents. Chimney drains and blanket drains will consist of drainage sand (Zone F).

The downstream embankment toe drain will comprise a 160 mm drain coil pipe laid at the embankment toe, covered by a 2 m wide, 500 mm deep trapezoidal profile of drainage sand (Zone F). This in turn will be covered by 200 mm thickness of gravel laterite material.

The downstream seepage outfall pipe is a buried, 160 mm diameter solid HDPE pipe with a minimum fall of 0.5%, and a minimum cover depth of 300 mm. A bedding layer of 50 mm should be placed below the outfall pipe.

The seepage collection sump is a buried concrete tower structure, comprising a 25 MPa concrete base and 1.8 m diameter solid precast concrete pipe sections, with a 1.0 m depth, 1.2 m diameter inverted section at the base.

18.10.2.11	Emergency Spillway

The TSF has sufficient capacity to contain a range of design events with an average recurrence interval of 1 in 100 years. Under normal operating conditions,

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

with the TSF managed in accordance with standard operating procedures, the available water storage capacity will be in excess of the design storm event volumes and no discharge from the TSF is expected.

In the event that a storm event greater than the TSF design criteria occurs, which exceeds the available storage capacity during operation, rainfall and supernatant water which cannot be attenuated and stored within the supernatant pond will discharge from the TSF in a controlled manner via an engineered spillway. Discharge under these conditions is required in order to protect the integrity of the embankment from overtopping failure.

The operational emergency spillway is constructed on an annual basis as part of the annual embankment raise. The spillway location was selected to form the spillway invert completely in cut into an abutment of TSF embankment for the initial stages of construction, followed by an overflow spillway on the embankment crest during later stages of operation. The spillway will be relocated each year upslope as the embankments are raised. In all cases, the spillway channel is designed to discharge downstream of the embankment toe into the existing natural drainage channel.

The emergency spillway system is designed on the basis that attenuation of the storm event is possible within the supernatant pond. The attenuation on the TSF and spillway design will allow single storm events with an average recurrence interval of up to 1 in 100 years to be safely discharged from the TSF whilst protecting the embankment from overtopping.

The closure spillway will be excavated through the lowest point of the ridge to the north of the TSF, and will allow conveyance of PMP storm events without any attenuation in the TSF.

18.10.2.12	Tailings Deposition System

The deposition of tailings into the TSF will be sub-aerially from the main embankment and the head of the southern valley within the TSF basin, to locate the supernatant pond within the northern valley. The tailings distribution line will run along the main embankment, with a delivery line running along the southern perimeter of the TSF, to an open point discharge at the valley head.

Deposition will occur from multiple spigots inserted along the tailings distribution line. The deposition location(s) will be moved progressively along the distribution line as required to control the location of the supernatant pond. After initial establishment of the tailings beaches, a suitable cycle time will be determined in order to evenly deposit the tailings around the TSF, thereby maintaining the supernatant pond at a suitable location and maintaining the formation of the tailings beach.

The proposed tailings deposition method is the sub-aerial technique, which allows for the maximum amount of water removal from the facility by the

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

formation of a large beach for drying and draining. Together with keeping the pond size to a minimum, sub-aerial deposition should increase the settled density of the tailings, and hence maximise the storage potential and efficiency of the facility. However, during the early stages of operation the deposition plan will be modified to improve the return water efficiency. This will be achieved by using relatively thick tailings layers on the beach to reduce the evaporation. Whilst this will result in lower settled densities initially it should help to reduce water loss from the beaches during the early stages of operation.

The tailings will initially be deposited in the facility from the embankment at the low point of the TSF basin in such a way as to encourage the formation of beaches over which the slurry will flow in a laminar non-turbulent manner, and allow the supernatant pond to migrate up the northern valley. The solids will settle as deposition continues and water will be released to form a thin film on the surface of the tailings.

Deposition of tailings will be carried out on a cyclic basis with the tailings being deposited over one area of the storage until the required layer thickness has been built up. Deposition will then be moved to an adjacent part of the storage to allow the deposition layer to dry and consolidate. This will facilitate maximum storage to be achieved over the whole area.

After deposition on a particular area of beach ceases and settling of the tailings has been completed, further de-watering will take place due partly to drainage into the underdrainage system but mainly due to evaporation. As water evaporates and the moisture content drops the volume of tailings will reduce to maintain a condition of full saturation within the tailings. This process will continue until interaction between the tailings particles hinders volume reduction.

18.10.2.13	TSF Monitoring

A comprehensive monitoring program will be developed to monitor the geotechnical and hydrogeological performance of the TSF. The monitoring will include survey pins to check embankment movements, piezometers in the embankments and monitoring bores downstream of the embankments. The piezometers and bores will be monitored for water levels and water quality.

Instrumentation measurements that deviate appreciably from the anticipated performance of the facility should result in an increase in monitoring frequency and the designer should be notified immediately to assess the situation.

The local environment should be protected from seepage that may migrate from the TSF over time. It is recommended that a series of ground water quality monitoring stations be installed downstream of the facility to facilitate early detection and remediation of any seepage.

It is proposed that each monitoring installation consists of one shallow hole, extending through approximately 5 to 10 m of the near surface horizon and one

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

deep hole terminating at approximately 30 m. Each borehole will be cased and screened over an interval set in the field during installation, and sealed back to surface with low permeability grout. It is recommended that the boreholes be constructed before commissioning the TSF to accumulate baseline data specific to the storage location.

Pore water pressures should be monitored at various key locations within the embankment to ensure that stability is not compromised. To this end it is proposed that standpipe piezometers are installed at numerous locations in critical areas around the embankment. The base of the piezometer will be contained within the embankment to ensure that the phreatic surface within the embankment is measured. Additional piezometers may be required as the embankment is raised to assess the process of consolidation in the tailings.

Survey pins will be installed along the embankment crest to monitor any movement and the resulting effects on the embankment.

18.10.2.14	Rehabilitation

At the end of the operation of the TSF, the downstream faces of the external embankment will have a slope of 3H:1V, together with 5 m wide benches located at 10 m height intervals, resulting in an overall slope profile of 3.5H:1V.

The adopted downstream profile will be inherently stable under both normal and seismic loading conditions, will provide a stable drainage system and will allow for re-vegetation.

During the operation, deposition will occur from the TSF embankment, and the low point on the tailings surface will occur at the southern edge of the TSF basin. This is the location of the TSF closure spillway, which will be excavated after treatment of remaining supernatant and rehabilitation of tailings surface subsequent to decommissioning. Rehabilitation of the tailings surface will commence upon termination of deposition into the TSF.

Appropriate closure design is essential in order to mitigate seepage by reducing infiltration through the decommissioned TSF. Hence, the control of seepage through the TSF by means of appropriate closure design will be one of the primary objectives of the rehabilitation process. At this stage, an engineered fill cover is proposed for the TSF as the most suitable long-term solution.

After removal of the supernatant pond, (via excavation of the closure spillway), drying of the tailings to a sufficient degree to facilitate trafficking is expected to take up to a year.

Due to the long-term impacts of the tailings characteristics, it is anticipated that a low permeability layer will be required to reduce rainfall infiltration into the tailings. In addition, a layer of coarse rock fill (0.5 m thick), followed by a layer of low permeability mine waste (0.3 m thick) and overlain by a layer of topsoil (0.2 m

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

thick), to act as a growth medium. The finished surface will be shallow ripped and seeded with shrubs and grasses.

The underdrainage system will need to continue to operate for some time after completion of capping and re-vegetation to drain excess water from the tailings deposit. The quantity of water recovered from the underdrainage system will reduce with time and experience with similar facilities suggests that water recovery may continue for a period of up to 1 year following decommissioning. During this time, water from the underdrainage will be pumped back into the TSF for removal by the decant system. After the flow ceases, the underdrainage pump will be removed and the underdrainage riser pipe backfilled and sealed as part of the rehabilitation process. The supernatant pond left on the surface of the TSF will need to be returned to the plant site for treatment until the supernatant water in the TSF can be shown to be benign. After the water has been passed as benign, the runoff can be left to allow excess flows to discharge down the closure spillway.

The final profile of the tailings surface will slope gently from the embankments towards the closure spillway and the low spot on the tailings surface will be adjacent to the spillway so that no re-shaping of the tailings surface will be required. The permanent spillway will be constructed in such a manner as to allow rainfall runoff from the surface of the rehabilitated facility to flow into the surrounding natural drainage system.

In addition to these objectives, other aspects of the rehabilitation programme will be re-vegetation, erosion control and storm water management. Establishing a surface cover of verdant vegetation will reduce the potential for adverse environmental impact such as dust generation and rainfall erosion, as well as improving aesthetics. Rehabilitation trials will be undertaken during operation to determine the most efficient method to provide an effective cap and rehabilitate the surface of the TSF. The results of these trials will be used to design the most suitable cover, which will be placed over the tailings surface.

18.11	Road Diversion

Road access to the Esaase site is currently sufficient for ongoing security and administration access.

For the Project, the construction of an unsealed road diversion around the plant site to reduce traffic passing through the plant during both construction and operation has been completed.

The following design parameters were incorporated in diversion road design.

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Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Table 18-6: Road Diversion Design Criteria

Design Parameter	Adopted Value
Geometric design speed:	80 km/hr.
Maximum vertical grade	12%
Minimum horizontal curve radius	420 m (GHA requirement)
Assumed traffic loading	3.0 x 10[6] equivalent standard axles (ESA) (8.2t dual wheel single axle)
Minimum culvert diameter	900 mm
Road Cross section a. Road running surface width Road running surface cross fall b. Road shoulder width Road shoulder cross fall c. Pavement thickness Sub-base Wearing course	7.0 m (2 lanes @ 3.5 m) 3% 2.0 m each side of road 4% 200 mm 200 mm

The same design parameters were incorporated into the upgrading of the main access road from the Abore tar road to the plant site.

18.12	Sediment Controls Structures

The Project will require Sediment control structures (SCS’s) which are sediment dams that will be constructed in the downstream reaches of catchments impacted by site infrastructure. They are located downstream of all site infrastructure, and discharge from the SCS’s will be to the environment downstream of the project site. Water collected in the SCS’s may be pumped back to the plant for treatment (if required), or used for process make-up water requirements and dust suppression (if suitable).

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Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Table 18-7: Sediment Management System Design Criteria and Specifications

SCS DESIGN
Storage Capacity	Maximum water depth of 1.5 m.
Construction Description	Homogenous low permeability (Zone A) material earth fill embankment containing seepage interception system
Spillway - Configuration - Capacity	Overflow via gravity discharge system (open channel) 1 in 100-year recurrence interval storm event, occurring when pond is at spillway inlet level.
SCS REHABILITATION
Rehabilitation	Breach, or remove SCS, replace topsoil, rip along contour and re-vegetate.

SCS’s reduce flow velocities facilitating sediment settling. For minor events, and depending on storage within the structure prior to a rainfall event, they may completely contain run-off.

The SCS design is summarised below:

●	Embankment height 2 m

●	Embankment crest width 6 m

●	Embankment upstream slope 3H:1V

●	Embankment downstream slope 3H:1V

●	A homogeneous low permeability material (Zone A) embankment

●	Vertical chimney drain (500 mm thick) within the SCS embankment consisting of drainage sand (Zone F)

●	A 300 mm thick erosion protection (Zone E) layer overlying geotextile on the upstream embankment face

●	A 150 mm thick topsoil layer (on which vegetation will be established) on the downstream embankment face

●	Safety bunds (500 mm high) on both sides of the embankment crest

●	A 150 mm wearing course layer on the embankment crest running surface

●	Transverse finger drains (500 mm wide by 500 mm) constructed of drainage sand (Zone F), at 30 m centres along the length of the embankment. These will tie into the vertical chimney drain, draining seepage to the downstream toe

●	An overflow spillway designed to accommodate flows generated by a 1 in 100 year recurrence interval storm event, occurring when the pond is at spillway level

The catchment areas reporting to each SCS are in Table 18-8.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Table 18-8: Summary of Sediment Control Structure Catchments

Structure	Catchment Area (Ha)
SCS 1	529
SCS 2	108
SCS 3	51
SCS 4	530

The SCS locations were selected based on the natural topography, to reduce embankment fill volumes and increase the storage capacity of each structure.

The SCS’s were designed to limit maximum water depth to 1.5 m for safety reasons, based on recent local project experience. Details of the SCS’s are provided in Table 18-9.

Table 18-9: SCS Design Information

Structure	Embankment Height (m)	Height to Spillway (m)	Storage Capacity (m3)	Reservoir Area (Ha)
SCS 1	2.0	1.5	25,000	3.0
SCS 2	2.0	1.5	62,000	5.4
SCS 3	2.0	1.5	35,000	3.6
SCS 4	2.0	1.5	25,000	4.1

Embankment construction will commence at the lowest point in the valley. This will capture run-off generated during the SCS construction period and reduce the risk of significant sediment release during SCS construction. Significant upstream vegetation clearing and grubbing should not occur prior to construction of the SCS embankments.

Two earth fill material types will be used during embankment construction:

●	Low permeability fill (Zone A) - Fill shall be selectively sourced during pit mining, or won from local borrow areas within the SCS basin. It may be necessary to condition the material, by either wetting, or drying, to obtain the specified moisture content for placing and compaction.

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Asanko Gold Mine Phase 1
Definitive Project Plan
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Our Ref: C8478

●	Drainage sand (Zone F) - Sand filter media supplied to a stockpile adjacent to the works by the Principal. The material shall be free draining and have the appropriate filter characteristics to ensure compatibility with Zone A fill.

18.13	Site Buildings

No further buildings are contemplated at the Esaase site. For the Project, the capital estimate for site buildings has been prepared on the basis that a mixture of renovated and new buildings will be required.

The facilities at the process plant site are divided into the following categories:

●	Mine services area

●	Administrative and general support services

●	Process plant support services

●	Other support facilities

The mine services facilities will be provided entirely by the mining contractor.

18.13.1	Mining Services Facilities

18.13.1.1	Fuel and Lubricant Storage

ZEN Petroleum Ghana has been appointed as the bulk fuel and lubrication supplier for the Asanko Gold Mine Project. The planned facilities will comprise of the following:

●	Bulk fuel storage facility consisting of 12 x 60 kl self-bunded diesel storage tanks that will allow for a two week storage buffer

●	Drum storage yard to cater for bulk lubrication storage. The drum storage yard will be positioned next to the bulk fuel storage facility

●	One heavy vehicle refuelling bay to cater for the refuelling of the mining fleet. The heavy vehicle refuelling bay will be positioned at the Mining Services Area (MSA) to ensure easy access and limit vehicle downtime. Fuel to the heavy vehicle refuelling bay will be reticulated from the bulk fuel storage facility

●	One LDV refuelling bay at the MS Area with a 60 kl self-bunded diesel storage tank

●	One LDV refuelling bay at the plant site with a 60 kl self-bunded diesel storage tank

●	Dirty oil storage at the bulk fuel storage facility where dirty oil will be collected and treated off-site as and when required

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Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

The fuel supply contractor will also manage all the various facilities including stock levels and dispensing of product. The fuel supply contractor will also be responsible for the maintenance and servicing of the various facilities and shall be in line with all environmental and legislative requirements.

18.13.1.2	Heavy Equipment Workshop

A sheltered workshop suitable for housing heavy mining equipment will be required to facilitate the maintenance of mobile mining equipment.

The maintenance workshop has attached to it the locker room facilities for employees. In addition, within the workshop building, an area should be set aside for several offices and potentially a crib room, (lunch room) depending on the distance to the centralised crib room.

18.13.1.3	Light Equipment Workshop

A sheltered workshop suitable for housing light vehicles will be required to facilitate the maintenance of light vehicles and small mobile equipment. This workshop will be an annex to the heavy equipment workshop.

18.13.1.4	Vehicle Wash Down

A vehicle wash-down concrete pad will be required. Suitable drainage for this site will be required to maintain the area free of pooling water. The wash down pad will be located adjacent to the heavy equipment workshop.

18.13.2	Administrative and Support Facilities

The administrative and support facilities will comprise the existing administration building, new security buildings and staff amenities.

18.13.2.1	Security Gatehouse

The new security gatehouse will include security offices and search areas. The security control room will be located at the existing administration building, and will service the full plant area with monitors providing video viewing of remote cameras and reporting of security monitoring equipment. The gatehouse will receive all visitors to the plant and issue access cards as required. It will include swipe card controlled turnstiles to allow monitoring of workforce movement onto and from the site.

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Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

18.13.2.2	Administration Office

The existing Project administration building has been renovated to accommodate the administration staff. No changes are required to the exploration offices at Esaase.

The building will provide offices for site operations management, the security control room security management, environmental management, administrative staff, a receptionist and secretarial staff.

This building is available for use by the engineering contractor and sub-contractors workforce during the construction period.

18.13.2.3	First Aid/Clinic Building

The existing clinic building has been renovated to provide a reception area, waiting room, nursing station, doctor’s offices, observation / recovery room, pharmacy, clean store, tea preparation area, washroom facilities, office and parking area for emergency vehicles. An additional containerised X-ray facility has been procured and will be installed adjacent to the clinic building.

18.13.2.4	Kitchen and Mess

The existing plant kitchen and mess has been converted into a training centre and offices for EPCM and contractor personnel during the construction phase of the project. Ongoing site inductions and training will occur at this building during the operational phase of the project.

18.13.2.5	Laboratory

The existing laboratory building will be renovated. The building is a single storey structure with offices, storerooms, instrument room, weigh / balance room, sample preparation area, wet laboratory, environmental laboratory, metallurgical laboratory and male and female washroom facilities.

18.13.2.6	LDV Workshop

The LDV Workshop will be a double story containerised building with steel roof supported on steel columns. Additional flat pack containerised offices and kitchenette / ablutions will also be provided. The workshop will have two vehicle lifts for maintenance of Asanko LDV and other mobile plant maintenance.

18.13.2.7	LDV Refuel Bay

A Zen constructed LDV refuel bay will be located adjacent to the LDV Workshop. It will consist of 3 x 40 m3 double skin storage tanks with single dispensing facility

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
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Our Ref: C8478

for the refuelling of Asanko light vehicles. A concrete slab will be provided for refuelling and to capture spillage into a hydrocarbon separation facility.

18.13.3	Process Plant Support Facilities

The process plant support facilities will generally be industrial type structures comprising a concrete slab on ground with structural steel frame and metal cladding. Office and amenity areas associated with the main structures will be of block work, or flat pack type construction plant offices

Plant offices will be provided for the operations metallurgical and senior plant personnel. This will allow senior staff freedom to move in the plant area without having to repeatedly enter through security.

The offices will be flat pack containerised buildings constructed on concrete plinths with concrete slab walkway and steel roof fixed to the containers. The offices will include a boardroom, 6 m single offices, 12 m open plan offices, as well as a kitchenette and male / female ablutions. An adjacent sheeted open eating area will be provided.

18.13.3.1	Change House and Ablutions

A new Plant Change House will be constructed on the main plant terrace and accessed from the Security Building via a covered, fenced walkway. It is a single story blockwork building with changing and ablution facilities for Male, Female and Management personnel. A laundry is part of the change house structure and hot water will be provided by heat pumps and storage tanks. The building will be naturally ventilated.

Additional flat pack containerised ablutions will be provided at the various plant buildings.

18.13.3.2	Reagent Stores

The Reagent Stores will be a structural steel and sheeted building on concrete apron. Deliveries will be received in a roofed area located in Level 1 Security Area and stored in the Reagent Stores for dispensing into the Plant Level 2 security area. Cyanide storage areas will be secured in separate fenced-off area within the Reagent Stores building.

Run-off from the building will be collected into the Plant dirty storm water system.

Additional flat pack containerised offices, ablutions and a kitchenette together with emergency door and safety shower will be provided adjacent to the Reagent stores.

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Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

18.13.3.3	Plant Workshop

The Plant Workshop will be a double story containerised building with steel roof supported on steel columns. Additional flatpack containerised offices and kitchenette/ablutions will also be provided. The workshop will have two of 3t crawls and has been sized such that all plant site maintenance including mobile plant maintenance can be undertaken on site.

18.13.3.4	Plant Stores and Storage Yard

The Plant Workshop will be a double story containerised building with steel roof supported on the containers. Additional flat pack containerised offices and kitchenette / ablutions will also be provided

The plant stores are located in Level 1 Security area to allow for ease of access for delivery with security controlled dispensing hatches into Level 2 security area to allow ease of access and reduce the time taken to collect goods from the store.

Dedicated oil, paint and gas stores will be located in the fenced off storage yard adjacent to the plant stores. Material will be stored in fenced, roofed areas with blockwork low walls and gates.

18.13.3.5	Plant Control Room

The plant control room will be located centrally within the plant area. The control room will house the plant control system and operator interface terminals. For these functions two rooms are envisaged; an engineering room housing the programmable logic controllers (PLC’s) and supervisory control and data acquisition (SCADA) system server hardware in a controlled environment and an operator room housing the screens and peripheral input devices to control the plant

This is the only control room envisaged for plant operation and control.

The control room complex will also have an amenities area / toilet facility to allow personnel to remain on station during breaks.

18.14	Accommodation

The accommodation camp near Tetrim has been put on care and maintenance and is no longer in use. For the Project, accommodation has been provided in the existing mine village near Nkran village, where existing buildings have been renovated and furnished, and a new 500 man Contractor’s camp is being constructed adjacent to the mine village.

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Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

18.14.1	Mine Village Near Nkran

18.14.1.1	General

The existing village has accommodation for 234 persons in existing blockwork buildings and new containerised accommodation units. It is available for the construction and operational phases with overflow of senior personnel to be housed in local communities.

A local specialist facilities management company (NAFHAS) has been appointed to manage the camp including catering, cleaning and servicing requirements.

18.14.1.2	Location

The camp is located southwest of the Phase 1 plant and administration area.

18.14.1.3	Construction System

The existing buildings are single storey and comprise a concrete slab on ground, concrete block work walls and a metal deck roof on timber trusses. Containerised accommodation units are converted 12 m marine containers with two single rooms per container with en-suite bathrooms.

The existing blockwork buildings have been renovated with preference given to locally available fittings and materials subject to availability and quality constraints.

18.14.2	Mine Village Facilities

18.14.2.1	Gatehouse

The gatehouse is a small existing structure providing shelter from the elements. The building is naturally ventilated and of block work construction.

18.14.2.2	Accommodation Units

Accommodation is provided in 124 single rooms with en-suite bathrooms, (64 renovated rooms in 16 blockwork buildings and 60 rooms in 30 x 12 m containers) and 110 rooms in 46 renovated blockwork houses, (ranging between 2 bed and 5 bed houses) with shared ablutions.

18.14.2.3	Combination Dry Mess, Kitchen, Camp Offices and Shop

The combined kitchen and dry mess building is an existing single storey structure that is to be retained. It provides seating for approximately 80 personnel in a single seating. It includes a kitchen, food preparation and serving area and

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Asanko Gold Mine Phase 1
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Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

scullery. External freezer and chiller reefer containers are provided for food storage.

It also includes office space for camp administration and a small shop.

Additional kitchen and dry mess equipment are to be provided including appliances, furniture, crockery, cutlery and glassware for the increased number of personnel during the construction phase

18.14.2.4	Wet Mess, Gym and Ablutions Building

The wet mess building is a single storey structure with combined wet mess, gym and ablutions facility.

Additional wet mess equipment including furniture, bar equipment, glassware and games equipment is to be provided.

18.14.2.5	Laundry, Chemical Storage and Linen Storage

The existing laundry facility has been renovated. This is a naturally ventilated structure of block work construction. The building will contain commercial washers and dryers. Laundering of bed linen, towels, etc. and the workforce clothing will be undertaken by contract staff.

Additional industrial laundry equipment including washers, dryers, roller and manual irons, tables, trolleys and other equipment will be provided to allow for the servicing of increased personnel numbers during construction.

18.14.3	Camp Services

18.14.3.1	Potable Water

Potable water for is derived from 2 existing boreholes at the camp each delivering a sustainable yield of 85 l/min and 90 l/min respectively. Based on 18 hours of pumping per day this equates to approximately 189 m3/d which is well in excess of the approximately 60 m3/d camp demand. The borehole supply is fresh water and is treated to potable water standards via an existing water treatment plant with multimedia filtration and disinfection and stored in a potable water tank.

Water will be delivered into the village reticulation system using a constant pressure variable flow pump system. The reticulation system will be a polyethylene pipe system connecting to all water appliances. The system will be looped to minimise risk of stagnant areas and minimise disruption if a section is damaged.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

18.14.3.2	Fire System

The village fire protection system will comprise of fire extinguishers located strategically around and within buildings in the village, including high risk areas such as the kitchen and main electrical systems.

In addition there is a fire tender manned 24 hours, which has a 1000 litre water tank and a 100 litre foam capacity capable of extinguishing fires in the camp.

18.14.3.3	Sewage

Effluent from all water fixtures in the village currently drains to a gravity sewage system consisting of a graded PVC pipe system connecting to all buildings within the village. Drainage from the kitchen connects to the sewer via a grease trap.

The gravity sewage system drains to a number of septic and conservancy tanks located in the various low points around the village. The conservancy tanks are drained when required via an external waste management contractor and disposed of in municipal sewage treatment facilities.

18.14.3.4	Electrical Systems

Electrical power for the villages will be provided from an overhead medium voltage (11 kV) supply derived from the plant consumer sub-station. Two pole mount transformers (11 kV / 433V) at the village will serve an underground low voltage reticulation system. In addition, two backup generators at the village will provide power to the various loads and essential services in the event of a supply outage.

18.14.3.5	Communications Systems

Communications at the camp will be directed through the main cellular / microwave telecoms link established at the mine by Vodafone with wifi being the preferred linking medium.

18.15	Phase 1 Contractor’s Camp

18.15.1	General

In addition to the existing mine village catering for senior personnel, a new contractor’s camp is being constructed to accommodate junior, (skilled and semi-skilled) personnel that are not housed in the local communities during the construction phase. The contractor’s camp is sized to cater for 380 skilled and 120 semi-skilled personnel and is to be constructed as a permanent camp. This will be used during the operational phase of the project for Asanko junior

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

personnel whilst seeking housing in the local communities. It will also be used to house contractor staff during subsequent phases in the project development.

A specialist facilities management company, All Terrain Services (ATS) will manage the camp including catering, cleaning and servicing requirements.

18.15.1.1	Location

The contractor’s camp is located immediately adjacent to the mine village to the south-west of the plant and administration area.

18.15.1.2	Construction System

The contractor’s camp buildings will be constructed using a prefabricated modular panel approach with the following specification:

Floor system	100 mm thick reinforced concrete slab and sheet vinyl floor
Wall system	64 mm thick PVC composite panel with polystyrene insulation. Panel openings reinforced with internal metal stud frame Walls secured to steel plate on floor with interior wall U-channel connection
Roof system	64 mm insulated sandwich panels consisting of 0.45mm metal sheeting on interior and exterior with polystyrene core Steel beam at centre ridge and intermediate box beams
Doors	Exterior – steel doors with insulated core, weather guard Interior – hardboard exterior with honeycomb core
Windows	Aluminium frame vertical sliding windows and privacy glass for bathrooms Removable insect frame
Electrical	Complete electrical installation with copper wiring surface mounted in PVC conduits, incandescent lighting
Plumbing

Hot / cold water piping – CPVC and drain piping – UPVC

Hot water in accommodation units provided by heat pumps and 1,500l storage tanker heaters

Hot water supply in remaining buildings via hot water boilers

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Additional buildings will be provided using 12 m converted marine containers for shared accommodation units and separate ablution facilities.

The buildings will be equipped by the appointed facilities management company with preference given to locally available fittings and materials subject to availability and quality constraints.

18.16	Phase 1 Contractor’s Camp Services

18.16.1	Gatehouse

A standalone containerised security building with turnstiles and search room will be provided to control access to the contractor’s camp. It will be located adjacent to the main entrance ramp to the camp and accessed via a pedestrian gate through the camp fence.

18.16.2	Accommodation Units

Accommodation for skilled personnel will be provided in 19 prefabricated modular panel dormitory buildings each containing 20 single partitions rooms and shared ablution and air conditioned facilities under a single roof.

Semi-skilled personnel will be housed in 15 converted 12 m marine containers split into two rooms each housing 4 per room with bunk beds and lockers. Separate ablution blocks will be provided.

18.16.3	Combination Dry Mess and Kitchen

A combined kitchen and dry mess building will be constructed to seat 250 personnel at a time. It will include a hot kitchen serving directly to the eating area with adjacent scullery, meat and vegetable preparation areas, bakery, freezer, chiller and dry store. Additional external freezer, chiller and dry store containers will be provided for food storage. The building will be air conditioned with access control provided.

Provision is also made in the kitchen for an open plan office and separate male and female change rooms. The kitchen and dry mess equipment will be provided by the facilities management company including appliances, furniture, crockery, cutlery and glassware.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

18.16.4	Wet Mess (Recreation Building) and Shop

A separate wet mess building will be constructed with recreation games, satellite TVs and bar. The bar will include double door fridges and cupboards with glass washing facility and separate bar store.

The wet mess building will also contain a shop for the supply of basic provisions.

The wet mess building and shop will be stocked and equipped by the facilities management company and will be air conditioned.

18.16.5	Gym Building

A dedicated, air-conditioned gym building will be constructed and stocked with gym equipment procured by Asanko.

18.16.6	Laundry and Linen Storage

A laundry building will be constructed adjacent to the kitchen for the laundering of bed linen, towels, etc. and the workforce clothing for the contractor’s camp personnel. The facilities management company will manage the laundry and equip the building with industrial laundry equipment including washers, dryers, roller and manual irons, tables, trolleys and other equipment.

18.16.7	Potable Water

Potable water will be provided to the contractor’s camp from the main potable water treatment plant to be constructed at the plant site. Prior to the construction of the treatment plant, a temporary potable water supply will be provided from the mine village.

Potable water will be stored in three 25 m3 plastic tanks installed on a concrete slab adjacent to the main entrance to the contractor’s camp. Water will be delivered into the camp reticulation system using a constant pressure variable flow pump system. The reticulation system will be a PVC pipe system connecting to all water appliances. The system will be looped to minimise risk of stagnant areas and minimise disruption if a section is damaged.

18.16.8	Fire Water System

The fire system for the contractor’s camp will comprise fire hydrants which are strategically placed around the camp. These will be fed from the plant water system. Each hydrant has a box with two hoses and a branch.

The village fire water system will be supported by fire extinguishers located strategically around and within buildings in the village, including high risk areas such as the kitchen and main electrical systems.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

18.16.9	Sewage

Effluent from all water fixtures in the contractor’s camp will drain to a gravity sewage system consisting of a graded PVC pipe and manholes system connecting to all buildings within the camp. Drainage from the kitchen connects to the sewer via a grease trap.

The gravity sewage system will drain to the centralised sewage treatment plant downstream of the camp. This vendor supplied fully containerised treatment plant will also treat sewage loading from the plant site and mine services area and has a treatment capacity in excess of 140 m3/d.

18.16.10	Electrical Systems

Electrical power for the villages will be provided from an overhead medium voltage (11 kV) supply derived from the plant consumer sub-station. Two pole mount transformers (11 kV / 433V) at the camp will serve an underground low voltage reticulation system. In addition, two backup generators at the camp will provide power to the various loads and essential services in the event of a supply outage.

18.16.11	Communications Systems

Communications at the camp will be directed through the main cellular / microwave telecoms link established at the mine by Vodafone with wifi being the preferred linking medium.

18.17	Mobile Equipment

Provision has been made for a fleet of vehicles and mobile equipment to support the operation of the process plant and infrastructure. Light vehicles and equipment to support the mining operations will be provided by the mining contractor as part of his contract.

18.17.1	Light Vehicles

Sixteen light vehicles will be provided including an ambulance and a combination of single and double cab utilities. The cost estimate allows these vehicles to be purchased new, however a number are likely to be available for hand over from the construction phase.

18.17.2	Medium and Heavy Equipment

Heavier vehicles include one 70 tonne all terrain crane, one 22 seat minibus, a 4WD truck with Hiab hoist, a Front End Loader / backhoe for clean-up and scats

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

handling duties, a 20 t yard crane, two forklifts, a telehandler, tow skidsteers a scissor lift and a fire tender.

Other equipment includes portable generators and air compressor, diesel welders and a fusion butt welder for HDPE piping.

Bussing of local labour to and from work will be undertaken by a contractor operating a fleet of suitable busses.

18.18	Communications

The main communication mode on site will be provided by a cellular telecommunications link installed by Vodafone. Communications between site, the Asanko office in Accra and overseas will be provided by a new microwave data link combining with the existing 3G telecommunications network. No fixed line communication is planned.

In addition a two way radio system has been installed to allow for onsite communication and operation of both the mining and plant operations. To this end, a repeater station will be installed at the plant administration area and suitably powered handsets supplied.

18.19	Security

The Esaase site is regularly patrolled by existing security personnel. For the Project, newsecurity systems will cover a range of elements including perimeter fencing and entry point controls.

18.19.1	Perimeter Fencing

18.19.1.1	General

Perimeter fencing protection will include high specification systems to the main plant area and the two accommodation camps together with lower specification systems for minor facilities. The type of perimeter fencing around the various facilities will be matched to the required duty and importance of the areas affected. The details are summarised below.

18.19.1.2	Process Plant

Plant access control has been allowed for based on the three tier access area designation and is made up of a combination of technologies. The plant area has three access levels envisaged:

●	Level 1 – Site general entry access through main security building, (access to main offices, LDV workshop, main stores etc.)

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

●	Level 2 - Plant operating area access, (only available following change house complex, or via vehicular access through air lock)

●	Level 3 - High security areas (risk / value), such as the gold room and the reagents areas

The Level 1 external fencing around the process plant will be comprised of 2,400 mm high galvanised chain link security fence separated by a 50 m buffer from an inner Level 2 galvanised chain link security fence 2,400 mm high. Both fences will include single razor mesh wrap top and bottom.

An additional inner Level 3 galvanised razor mesh high security fence 2,400 mm high will be constructed around the gravity and gold room sections and reagent storage and mixing areas.

18.19.1.3	Accommodation Camp

The accommodation camps will have a 2,400 mm high galvanised chain link security fence with loops of razor wire located at the top and bottom of the fence.

18.19.1.4	Low Security Facilities

Low security facilities include those areas where there are low risks of theft and malicious damage. These facilities comprise:

●	Tailings disposal facility, (excluding pump and electrical systems)

●	Sewage treatment plant

●	Air strip

Fencing around the above areas will be required to keep out wandering stock and to minimise the risk of inadvertent intrusion by people. It will comprise 1,200 mm high three strand perimeter stock / wildlife fencing. There will be signage at regular intervals around the fence to warn against entry.

18.19.2	Entry Point Controls

Access control to the mine and plant complex will be done via a combination of biometric and card readers to control turnstile activation and thereafter entry to the increasing security zones 1 through 3 on the site. Level 1 being the general access areas of relatively low security, level 2 being the plant and certain other sensitive areas and level 3 being the areas where gold is present, or potentially present. Level 3 access will also be monitored via CCTV cameras and will employ metal detection in the gold room environment.

The main security building will be located where the main access road into the plant passes through the perimeter fence system. There will be double gates at this location for vehicles and a turnstile system for personnel. Vehicles will need

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

to pass through the first gate and obtain clearance to pass through the second. A swipe card system will operate for both vehicles and personnel with continuous monitoring by a security guard. Boom type gates will be used normally, but heavy duty gates will be provided which can be closed if necessary to lock down the site. The main guard house will also accommodate security administrative functions, issue of access cards and will have a control room where CCTV monitoring will take place.

Personnel will be granted access to the plant site via the change house facility, but there will also be access points to the zone 2 plant area from the store / reagent store area. The change house facility will utilise the same containerised turnstile equipment that will be used in the construction phase, (which consists of biometric / card readers controlling built in turnstiles in a modified sea freight container). This access control information will also be relayed to a central server for incorporation into the mine employee time in attendance system.

There will be a containerised turnstile entry and exit point at the contractor’s camp. Entry will require an authorised swipe card utilising the same biometric / card combination as employed in the process area.

18.20	Waste and Sewage Disposal

The Esaase site has sufficient waste and sewage disposal systems in operation. For the project, new solid wastes and sewage systems will be require, as follows.

The solid waste management system comprises a landfill and one diesel fuelled incinerator at a dedicated Integrated Waste Management site to be constructed by Asanko. Hazardous waste unsuitable for landfill, or incineration will be stored on site and later shipped off site for treatment. The proportion of waste proceeding to the landfill will be reduced by sorting the waste and removing the recyclables.

Sewage treatment for the site will be undertaken at a centralised location adjacent to the contractor’s camp. Sewage treatment from the plant site, mine services area and contractor’s camp will be undertaken through a vendor supplied Biological Sewage Treatment Plant (BSTP). The treatment process is a re-cycled activated sludge process consisting of inlet sump and screen, anaerobic phase (denitrification) where effluent is allowed to settle, bioreactor phase (aerobic nitrification) followed by clarification and disinfection with a combined total treatment capacity in excess of 140 m3/d.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

The Biological Sewage Treatment Plant (BSTP) will be fully containerised and completely pre-assembled for installation above ground on pre-constructed concrete slabs. The STP is designed to treat the sewage loading for effluent discharge to meet the Ghanaian EPA discharge standards. Samples will be collected and tested by STP operational personnel to ensure compliance with applicable legislative criteria. No additional sludge handling will be required as it is continuously re-cycled back into the anaerobic phase as food source for denitrifying bacteria.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

19	MARKET STUDIES AND CONTRACTS

The only commodity anticipated to be produced at the proposed Asanko Gold Mine is gold, which is widely and freely traded on the international market with known and instantly accessible pricing information.

In conjunction with debt financing for the Project, the Company has entered into an offtake agreement to sell 100% of the future gold production from the Project to its lender, up to a maximum of 2.22 million ounces.  Under the offtake agreement, the lender will pay for 100% of the value of the gold nine business days after shipment.  A provisional payment of 90% of the estimated value will be made one business day after delivery.  The gold sale price will be a spot price selected during a nine day quotational period following shipment.

Should the Company wish to terminate the offtake agreement, a termination fee will be payable according to a schedule dependent upon the total funds drawn under the loan, as well as the amount of gold delivered under the offtake agreement at the time of termination.

The gold price of $1300/oz was used in all the financial models and trade-offs as a prudent view looking forward based on the past three year average gold price. The average gold price for the past three years was:

●	2012 - $1668.98/oz

●	2013 - $1411.23/oz

●	2014 - $1277.76/oz (as at November 13)

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

20	ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

20.1	Introduction

This section provides an overview of the environmental legislation and guidelines applicable to the AGM, summarises the permitting process, identifies potential social and environmental impacts, describes progress to date on baseline surveys, and outlines Asanko’s plans to address its social and environmental responsibilities.

20.2	Ghanaian Legislation and Guidelines

20.2.1	Environmental and Social

The key environmental and social legislation in Ghana is the Environmental Protection Agency Act 1994 (Act 490) and the Environmental Assessment Regulations 1999 (LI 1652). The Environmental Protection Agency (EPA) is the regulatory body that administers these laws.

The Environmental Protection Agency Act 1994 (Act 490) establishes Ghana’s Environmental Protection Agency (EPA) and defines the functions of the EPA, including, but not limited to the following:

●	Prescribing standards and guidelines relating to the pollution of air, water and land; and

●	Ensuring compliance with environmental impact assessment procedures in the planning and execution of development projects.

Any undertaking that has the potential to have an adverse impact on the environment can be required by the EPA to submit an Environmental Impact Statement (EIS) under Part II of the Environmental Protection Agency Act 1994 (Act 490). The EIS covers both the biophysical and the socio-economic aspects and impacts of the project.

The Environmental Assessment Regulations 1999 (LI 1652) support the Environmental Protection Agency Act 1994 (Act 490) and describe the process of environmental assessment in Ghana.

Submission of an EIS is mandatory for any mining project where the mining lease covers a total area in excess of 10 hectares (25 acres). The regulations outline the environmental and social aspects that must be addressed in an EIS. This includes addressing the possible direct and indirect environmental impacts of the proposed undertaking during pre-construction, construction, operation, decommissioning (i.e., mine closure) and post-decommissioning phases.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

An Environmental Scoping Report must be prepared and approved by the EPA prior to submitting an EIS. The purpose of the scoping document is to determine an agreed scope of works for the EIS and must include a draft terms of reference.

The regulations also prescribe a number of activities that must be carried out once an Environmental Permit is obtained. These include:

●	Submit and have approved an Environmental Management Plan within 18 months of commencement of operations. The Environmental Management Plan must be revised and reapproved every three years thereafter

●	Submit an Annual Environmental Report 12 months after the commencement of operation and every 12 months thereafter

●	Obtain an Environmental Certificate from the EPA within 24 months of commencement of operations

Mining businesses are required to submit closure plans to the Environmental Protection Agency and obliged to post reclamation bonds. The Environmental Protection Agency Act, 1994 (Act 490) and the Environmental Assessment Regulations, 1999 (LI 1652) also contain provisions for community engagement provisions. The Water Resources Commission Act, 1996 (Act 522) and the subsequent Water Use Regulations, 2001 (LI 1692) govern the abstraction, impoundment, and discharge of water.

20.2.2	Minerals and Mining

Six Minerals and Mining Legislative Instruments (LI’s) were promulgated in 2012 to govern the mining operations in Ghana. (Minerals and Mining (General) Regulations 2012, Minerals and Mining (Licensing) Regulations 2012, Minerals and Mining (Support Services) Regulations 2012, Minerals and Mining (Compensation and Resettlement) Regulations 2012, Minerals and Mining (Explosives) Regulations, 2012, and Minerals and Mining (HSLP and Technical Regulations 2012)). The Minerals Commission is the principal regulatory body that administers these laws. The Minerals Commission was established under the Minerals Commission Act, 1993 (Act 450) for the “regulation and management of the utilisation of the mineral resources (of Ghana)) and the co-ordination of the policies in relation to them”.

The Minerals and Mining Act, 2006 (Act 703) aims to:

●	Develop a national policy on mining and consolidate the disparate laws on mining in force prior to 2006

●	Increase investment by foreign mining companies in Ghana

●	Remove the uncertainty concerning the availability and conditionality of mining rights as well as the bureaucratic gridlock

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

●	The Act requires that an application for a mineral right (e.g., mining lease) be accompanied by a statement providing:

o	Particulars of the financial and technical resources available to the applicant

o	An estimate of the amount of money proposed to be spent on the operations

o	The proposed programme of mineral operations

o	A detailed programme with respect to the employment and training of Ghanaians

Once granted, the holder of a mining lease must notify the Minister of amendments the holder intends to make to the programme of mining operation. Under Section 72 of the Minerals and Mining Act, 2006 (Act 703) the holder of a mineral right must have due regards to the effects of mineral operations on the environment and must take whatever steps necessary to prevent pollution of the environment as a result of mineral operations.

The Minister may, as part of a mining lease, enter into a stability agreement with the holder of the mining lease to ensure that the holder will not, for a period of up to 15 years, be adversely affected by a new enactment or changes to an enactment.

The Mining Regulations, 1970 (LI 665), sets environmental, safety, machinery and related guidelines for mining operations. Currently, there is an amendment to these regulations before Parliament: the draft Mining Regulations 2008. The Minerals and Mining (Health Safety and Technical) Regulations provides mining, health, safety and environmental requirement that has to be met by a mining lease holder.

20.2.3	Compensation

Acquisition and access to land in Ghana for development activities, including mining, may be undertaken either through the State’s power of eminent domain, or by private treaty. The taking of land requires the payment of due compensation. The regulatory oversight of private sector land acquisition and resettlement related to mining activities and actions is governed by the Constitution and two legislative acts:

●	The 1992 Constitution of Ghana ensures protection of private property and establishes requirements for resettlement in the event of displacement from State acquisition (Article 20 [1, 2 and 3])

●	The State Lands Act 1962 (Act 125) and its subsequent amendment, State Lands (Amendment) Act 2000 (Act 586), mandates compensation payment for displaced persons and sets procedures for public land acquisitions

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

●	The Minerals and Mining Act, 2006 (Act 703) vests all mineral rights in land to the State and entitles landowners or occupiers to the right for compensation. In particular, Section 74 [1], requires compensation for:

o	Deprivation of the use or a particular use of the natural surface of the land, or part of

o	The land

o	Loss of, or damage to immovable property

o	In the case of land under cultivation, loss of earnings, or sustenance suffered by the

o	Owner, or lawful occupier, having due regard to the nature of their interest in the land

o	Loss of expected income, depending on the nature of crops on the land and their life expectancy

In addition, there is a requirement for the determination of the amount of compensation to be by agreement between the parties, Section 73 [3].

20.2.4	Health, Safety and Labour

The principal health and safety, and labour laws applicable in the mining industry include:

●	The Minerals and Mining Act, 2006 (Act 703) and Mining Regulations, 1970 (LI 665)

●	Workmen’s Compensation Act, 1987 (PNDCL 187)

●	Mining Health Areas Act, 1925 (Cap 150)

●	Labour Act, 2003 (Act 651)

●	Minerals and Mining (Health Safety and Technical) Regulations (LI 2182)

Provisions in the mining law state in part that a holder of a mineral right shall give preference in employment to citizens of Ghana “to the maximum extent possible and consistent with safety, efficiency and economy.”

As with other sectors, a foreign employee in the mining sector needs a work permit in order to work. However, under the mining laws of Ghana, there is immigration quota in respect of the approved number of expatriate personnel.

20.3	Esaase Project Permitting Process

20.4	Phase 1 Project Permitting Process

The primary permits required for the development of the Project are an Environmental Permit issued by the Minister of Environment on recommendation of the EPA, and an amendment to the existing mining leases issued by the

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Minister of Lands, Forestry and Mines on the advice of the Minerals Commission. Various other permits from other government departments will also be required (e.g., water abstraction permits), but are relatively secondary in nature.

The processes outlined below may be refined pending further discussions with the EPA, Minerals Commission and other regulatory stakeholders. The processes may also be subject to change and/or require reiterative steps, pending changes in project design, findings of the impact assessment process and stakeholder consultation and negotiation.

Asanko submitted an Environmental Scoping Report (ESR) in the first quarter of 2012, which was then reviewed by the EPA as the basis for development of Terms of Reference (TOR) for the Environmental Impact Statement, which was developed and submitted, as a draft, early in the third quarter of 2012.

Following submission of the Draft EIS, the EPA convened a public hearing in the Project locality to solicit feedback and concerns. Additional studies, or consultations with stakeholders was necessary before the EPA was satisfied to approve the EIS and issue an Environmental Permit. Any material changes made to the Project d esign during the Definitive Feasibility Study, additional studies, or consultations were undertaken and the EIS revised.

Due to the potential size of the Project and following approval of the EIS, a Security Agreement was negotiated to set out the level of project royalties, taxes and other fiscal conditions for a period of 15 years. The Security Agreement also included agreed / legal reclamation criteria, and set out the reclamation liability and reclamation bond conditions.

Environmental investigations and baseline studies have determined the reclamation bond required as US$ 26.7m over the life of the mine. Asanko have negotiated a staged guarantee of the reclamation in line with the progressive disturbance to the land.

20.5	Phase 1 Public Consultation

Preliminary socio-economic surveys have been conducted in the Project area. The Project area consist of three main concessions namely, Abirem, Abore and Adubea concessions. There are twenty three (23) impacted communities across the Project area. The locations of these villages are shown in Figure 20-1.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Figure 20-1: Village Locations

To ensure effective information flow between the Company and the catchment communities, a number of broad stakeholder groups and committees have been established in the communities to deepen relationship and to provide a link between Asanko and the local population in the villages surrounding the Project. The composition of the Committee is shown in Table 20-1.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Table 20-1: Stakeholder Groups and Committee Membership

No	Stakeholder Group	Membership
1	Community Consultative Committee (CCC)	40
2	Traditional Authority Council	30
2	Assemblymen and Unit Committee Reps	25
3	Women Consultative Committee (WCC)	28
4	Obotan Community Development Committee (OCDC)	50 (Community based)
5	Crop Rates Review Committee (CRRC)	25
6	Youth Associations	Community Based
7	Resettlement Negotiation Committee	17
8	District Assembly and Head of Govt Institutions	15
9	Small Scale Miners and Opinion Leaders	10
10	Religious Clergies and Imams	25
11	Social Responsibility Forum (SRF)	50

The above stakeholder groups and committees meet on monthly basis to either receive information on project update, deliberate on matters of mutual agreements, listen to concerns, or receive grievances and amicably resolve them. The stakeholder groups ensure that there is a formal, credible, information flow between Asanko and the communities and that there is shared mutual benefits among all parties. It is anticipated that Asanko will record a total of between 80 and 100 meetings with stakeholder groups in 2014 and beyond.

In addition, the Community Affairs Department has instituted policies and programmes that ensures a sustained social license for Asanko’s operation. Engagements are usually informed either by dissemination of the state of affairs in the organisation future plans, or addressing specific issues that has potential impact on either party. A clearly defined communication plan with key message points is then developed for approval in order to ensure consistency and transparency in engagement.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Broad communication plans for engagements are developed around the following areas:

●	Project development activities

●	Planned changes to mining operations

●	Proposed exploration activities during operations

●	Status of rehabilitation works and post-closure land use requirements of stakeholders

●	Development of partnerships with stakeholders for community development

●	Proposals for company sponsored livelihood and agricultural land improvement programs

●	Plans for company / community social activities

●	Community assistance projects

20.5.1	Governmental Stakeholders

The following governmental stakeholders have been contacted:

●	Amansie West District Assembly

●	Ministry of Food and Agriculture

●	Ghana Health Service

●	Land Valuation Board

●	Environmental Protection Agency, (EPA)

●	Forestry Commission

●	Minerals Commission

●	Inspectorate Division of Minerals Commission

●	Water Resources Commission

●	Ashanti Regional Coordination Council

●	Regional Security Agency

●	Ghana Chamber of Mines

20.5.2	Environmental Permit

Upon a successful public forum held on the 4th of July 2012, the Ghana EPA granted an environmental permit and subsequently many other permits that culminated to the commencement of project construction in July 2014. Many of the concerns that were raised during the forum have since been mutually addressed through established committees whilst others are being considered.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

It is planned that the government of Ghana is also included in the discussions in order to synchronise local initiatives and government activities to improve the living conditions in the project region, possibly from the additional tax revenues originating from this project.

20.6	Phase 1 Baseline Studies

Detailed baseline studies were undertaken to provide the required level of information for development of the EIA. The essence of these baseline studies is summarised below.

20.6.1	Baseline Assessments – Social and Economic Situation

The social and economic situation in the Project area, described in the AERC baseline reports and in the previous PFS document, is summarised in this section.

20.6.1.1	Organisational Structures of the Region

The two main institutions responsible for local governance in Ghana are the District Assemblies and the Traditional Councils:

●	The District Assemblies are the highest political authority vested with powers to deliberate, legislate, plan and develop the Districts through the preparation, and effective implementation, of development plans and budgets. All the communities in the region of the Obotan Gold Project are under the administration of the Amansie West District Assembly and under four area councils namely Manso Nkwanta, Kaniago, Abore and Adubia

●	Traditional Councils in the Amansie West District fall under the King of Ashanti. Three traditional councils have control over the stool lands within the concession area of the Project. These are the Manso Nkwanta Paramountcy, the Dome Kaniago Division and the Abore Division. Manso Nkwanta has supreme control within the concession area, next in command is Kaniago followed by Abore

20.6.1.2	Population and Demographics

Table 20-2 shows the population count of the main communities in the Project region at the time of the census in 2000. Since then, the total number may have doubled, or tripled as indicated by people interviewed for the baseline survey.

The table shows that the communities near the project had a population of over 13,000, or about 12% of the total population of the Amansie West District, at the time of the census.

The proportion of young dependents ranges from 42% to 44%.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Table 20-2: Population Distribution by Community

No.	Name of Community	Population
		Total	Male	Female
1.	Kwankyiabo (Kwankyeabo)	416	213	203
2.	Koniase	849	467	382
3.	Nkran (Manso Nkran)	882	503	379
4.	Dadease (Dadiase)	2 636	1 288	1 348
5.	Adubiaso (Edubease)	497	256	241
6.	Kobinaso (Kwabenaso)	1 011	505	506
7.	Kaniago (Domi-Keniago)	2 005	962	1 043
8.	Fahiakobo	571	293	278
9.	Abore (Manso Abore)	2 704	1 293	1 411
10.	Kurofoforom (Ayesuaso)	678	340	338
11.	Asuadai (Asuadei)	649	334	315
12.	Adubea (Edubia)	205	100	105
Total		13 103	6 554	6 549

(Source: 2000 Population and Housing Census)

20.6.1.3	Ethnicity and Religious Background of Population

The area has many ethnic groups. Apart from the indigenous Ashanti people who constitute about 80% of the population, the remaining population is a mixture of Northerner’s, Ewe’s, Ga’s, Krobo’s and other tribes. The major driving force for the immigrants was the search for farmlands and galamsey work.

In terms of religion, about 85% of the people are Christians, 10% are Moslems and the remaining 5% hold traditional beliefs.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

20.6.1.4	Land Ownership, Land Use and Land Tenure

Land is solely owned by the Traditional Authorities, which may allocate land, in the form of leases, to families, clans, or individuals. Within the region, the original forests have been eliminated because of development of settlements and associated farming and mining activities. The Project concessions do not include any Forest Reserves.

The majority of the land in the region is utilized for farming, mining and residential facilities. Almost all the settlements and farms are located on soils that developed from Lower Birimian Rocks in gently undulating areas with alluvial flats. Crops grown are plantations of cocoa and oil palms and subsistence food crops of maize, cassava, plantain and numerous types of vegetables.

The landscape of the region has significantly changed due to farming, previous mining operations and the present artisanal mining activities. The original faunal composition of the Adansi area has been very severely reduced because of settlement, farming and hunting.

20.6.1.5	Income

Farming is the major occupation of people in the area. Employment through galamsey mining activity is also significant in the district together with the, legal, “mechanized small scale mining” activities by Chinese interest groups. Other income sources are accessed through government employment of professionals, (teachers, nurses, doctors, police officers) and administrators together with small roadside shops.

The income levels from these activities are very low. AERC estimated that over 65% of the population in the area earn less than GH¢150 a month. Wealthier cocoa farmers and galamsey operators tend to migrate to Kumasi without spending and investing in the local village communities.

20.6.1.6	Infrastructure

The existing infrastructure at the time of the baseline survey is shown in Table 20-3.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Table 20-3: Existing Infrastructure at the time of Baseline Survey (April, 2012)

No.	Name of Community	Infrastructure
		School			Health Facility	Borehole		KVIP	Police Station
		Pri.	JHS	SHS		Total	Spoilt*
1.	Kwankyiabo	1	0	0	0	3	2	1½	0
2.	Koniase	2	1	0	0	3	0	1½	0
3.	Nkran			0	1	7	2	3	0
4.	Dadease	0	0	0	0	5	3	1	0
5.	Adubiaso	1	1	0	0	2	0	1	0
6.	Kobinaso			0	0	3	0	1	0
7.	Kaniago	1	1	0	1	7	1	1	1
8.	Fahiakobo	1	0	0	0	4	0	1	0
9.	Abore	3	2	0	1	9	0	1	1
10.	Kurofoforom	1	1	0	0	5	4	3	0
11.	Asuadai	1	0	0	0	2	0	0	0
12.	Adubea	1	1	1	1	4	4	0	1
Total		12	7	1	4	50	10	15	2

* “Spoilt” boreholes have been abandoned, generally due to high salinity levels

20.6.1.7	Health and Sanitation

The presence of the health facilities in the region is summarised in Table 20-3 (KVIP is an acronym for a Kumasi Ventilated Improved Pit, a locally developed toilet facility).

The baseline survey established that malaria has been the cause of highest number of Out Patient Department (OPD) cases and deaths in the region, as is the case nationwide.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

The project area is entirely rural and ambient air quality is considered good within the context of the region. However, dust in the communities causes respiratory tract infections, these rank second in OPD number of cases. AERC attributes this to the unsealed road network of the region.

The major sources of drinking water are boreholes fitted with hand pumps as shown in Figure 20-2. Most communities struggle to maintain their boreholes and most of them complain of inadequate water supply. There are often long queues at the boreholes. Some communities complain of poor water quality. This is the case with Adubea and Kurofoforom where some boreholes have been abandoned because of high salinity levels. Because of demand for water at the borehole, numerous villagers still use their traditional stream sources of water.

Figure 20-2: Queuing for Water (Kurofoforom Community)

Most of the communities have public latrines or KVIPs see Figure 20-3. The low number of such latrines is a problem to the inhabitants, and inevitably, raw sewage enters the environment surrounding the villages. Some communities are even finding it difficult to roof such latrines and to make provision for the different sexes.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Figure 20-3: Typical KVIP at Kobinaso

The communities have designated public refuse dumps. Typically, refuse dumped at these sites is composed of food peelings, empty tins, rotten food items, animal droppings, polyethylene bags etc.

Waste water from bathrooms and other public sources is disposed through earth drains, catch pits or thrown out into open spaces, or nearby bushes. Such conditions pose health risks in that they encourage the breeding of mosquitoes and sustain high incidence of malaria.

20.6.1.8	Education

Illiteracy is common among the people in region. Adult females form the most prominent group of illiterates. The high proportion of young dependents, ranging from 42% to 44% puts a burden on the educational facilities.

The presence of schools in the region is summarised in Table 20-3.

Basic education ranging from primary school to Junior High School (JHS) levels is common among the young while only a few participate in secondary school and tertiary education. Young people drop out of the system at that age because of the need to generate income and the long walking distances to school.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

20.6.1.9	Roads, Electricity and Telecommunication Facilities

All of the communities surveyed have road connections. Roads are open throughout the year, but they are very rugged and dusty as the majority of the road network is unsealed. The road leading to Abore is currently being sealed with asphalt; it will be the only community in the region with such quality road. Like many places in Ghana, roads within the villages are not developed.

All the communities are connected to the national electricity grid. Although they generally enjoy steady electricity supply, they also suffer from the unannounced interruption of power in the country. This situation is especially felt by the health centres as none of them have standby generators.

All the communities have public announcement systems for conveying information to the public.

The most reliable cellular network within the communities is Airtel with the code 026. The Nkran community will also benefit from the installation of the Vodafone tower in the mine village that provides a stronger cellular signal.

20.6.1.10	Police and Security

Table 20-3 shows that the Nkran area of communities does not have a police post. Police posts do exist in Kaniago, Abore and Adubia. Theft cases are low in frequency and limited to farm produce. Major issues entail fighting among galamsey operators.

20.6.2	Baseline Assessments – Hazards, Contaminants and Undesirable Effects

20.6.2.1	Dust

Currently there are no specific significant sources of gaseous, or particulate emissions except from bush burning on farms (seasonal) and from local traffic along the unsealed roads, both on the concessions and in the local area in general. Dust also occurs naturally (pollen, windblown dust).

Air particulate sampling was carried out (April 2012) for Total Suspended Particulate matter (TSP) and Particulate Matter below 10 μm (PM10). PM10 and TSP mass concentrations for ambient levels ranged from 54 μg/m3 to 79 μg/m3 and 72 μg/m3 to 150 μg/m3 respectively. Most of the measurements were below the Ghana EPA air guidance for both TSP and PM10. The current dust (particulate) levels would have minimal impact on the environment and human health.

However, the values measured in the communities were higher than those at the proposed infrastructural sites were. Elevated levels of dust in the communities’

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

causes respiratory tract infections, which rank second in OPD cases. AERC indicated this is because of the untarred road network.

The dust levels in Ghana are usually high during the period of the Harmattan (December - February) when winds from the Sahara Desert carry dust over Ghana Meteological factors such as rainfall, Wind speed and direction are of great importance when assessing ambient air quality and hence dust monitoring in the communities are currently going to establish baseline conditions representative of all seasons

20.6.2.2	Noise

The noise levels within the towns during daytime and night time were mostly below Ghana EPA guidelines of 55 dB and 48 dB respectively. The average daytime noise levels in the towns are within the EPA permissible limit for residential areas. Vehicular movements and commercial and social activities are the major contributors to noise in the communities.

The average daytime noise levels as obtained at the concession site are below the Ghana EPA guidance levels of 70 dB for industrial area. There were no major mining activities ongoing at the concession sites at the time of the survey. Day and night monitoring for the 24 hour period is currently ongoing in the communities within the project area of influence to collect additional baseline data and serve as a basis for implementation of various mitigation measures as indicated in the EIS document.

20.6.2.3	Metals

Heavy metals that tend to give rise to the greatest amount of concern with regards to human health, agriculture and eco-toxicology are arsenate, cyanide, cadmium, lead and mercury. On the other hand, agricultural productivity of large areas of land in many parts of the world can be limited by deficiencies of essential trace elements, or heavy metals (often called micronutrients) such as zinc, copper and manganese in the case of crops and cobalt, magnesium calcium and zinc in the case of livestock.

Baseline metal concentrations were established in April 2012 for soil, dust, ground water and surface water, water sediments and fish. The results of these are summarised below.

Soil - Apart from manganese and copper, only traces of cadmium, arsenate, mercury, lead, zinc and iron were found. The levels of these elements are far below toxic levels and therefore do not pose any problem.

Dust - Particulates composition analysis was undertaken for twenty seven metals. The metals with mass greater than the Reporting Limit (RL) concentrations are:

●	Aluminium

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

●	Calcium

●	Copper

●	Iron

●	Magnesium

●	Manganese

●	Sodium

●	Titanium

●	Nickel

●	Zinc; and

●	Vanadium

Dust samples were not analysed for Mercury.

20.6.2.4	Ground Water and Surface Water

The levels of As, Pb, Cd and Hg in all samples (surface and ground water) were below detection limits. The concentration of As and Hg for all sampling locations were less than 0.001 mg/L. The concentration of Pb was less than 0.005 mg/L for all sampling locations. These results were further confirmed by the water profile samples from the Adubiaso and Nkran Pits, a separate set of measurements. The pit water samples also had concentrations values of low to below laboratory detection levels for metals. Most of the elements were either below detection limits or near background levels, giving an indication of minimal anthropogenic effects.

20.6.2.5	Sediments

The concentration levels of Cu, Cd, Cr, Pb, Zn, Ni and As in sediment in all locations were below the trigger values (TV) of the respective elements. In addition, all locations (100%) recorded Cd, Pb, Mn, As, Ni and Zn concentrations that were below the lowest effect level (LEL). Thus, the concentrations of the metal elements in the sediments of the sampled locations within the Project footprint do not pose a significant risk to the environment.

20.6.2.6	Fish

The distribution of heavy metals in the fish organs showed that the fish muscle accumulated the least amounts of the metals detected. On average, the highest concentrations of most of the analysed metals for all organs were obtained in the Nkran Pit. The levels of Hg in fish from both locations were below detection limits.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Arsenic levels were also below detection limits except for the flesh of O.niloticus in ADP that recorded As levels of 6.27 mg/kg, hence exceeding the FAO/WHO permissible limit of 0.5 mg/kg. Levels of Pb and chromium (Cr) concentration were generally high for liver, guts and gills throughout the culture evaluation period and exceeded EC, WHO and FAO guideline values for fish.

In summary, the sampling and assaying programs show that in:

●	Soil, groundwater, surface water and water sediments the metal concentrations are below, or near detection levels and do not pose any risk

●	Fish - The metal levels, other than mercury and copper, exceed their respective limits in most organs. The implications are unclear

●	Dust the levels for arsenic, cadmium and lead were below the reporting levels, mercury was not measured. Although particle composition can affect cellular reactions when aerosol particles are inhaled and contact tissue, health standards are only beginning to consider particle fraction in terms of chemical, or mineralogical compositions. Therefore, the significance of the metal concentrations that were deemed high is unclear

20.6.2.7	Cyanide

The three main cyanide species namely Free, WAD and Total Cyanide recorded in all the ground water and surface water samples were below detection limits. These results were confirmed by the water profile samples from the Adubiaso and Nkran Pits where all cyanide species (Free, WAD and Total) showed concentrations values of low to below laboratory detection level.

20.6.2.8	Acidity, pH

Acid mine drainage has been associated in several mining districts around the world although there are no indications that the mining operations undertaken by Resolute have resulted in such situation. Acidic water released by tailings dams and waste dumps can have impacts on the surrounding environment. However, it is evident that ongoing river and stream diversions because of small scale mining have wiped out fish populations attributable to poor environmental conditions including very high turbidity and low pH levels. This is a major reason why no fish species were found in sampled streams.

To establish baseline references, pH measurements were taken from soil, underground water and surface water samples. The results are summarised below.

Soil

The pH of the top soil ranges from 4.0 (extremely acid) to 7.1 (neutral). The pH of the subsoil ranges from 4.2 (extremely acid) to 6.0 (medium acid).

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Surface Water

The pH of the surface water samples ranged from 6.1 to 8.12 being slightly acidic to slightly basic and for the groundwater samples 5.41 to 7.09 being also slightly acidic to basic. Five locations out of a total of nineteen surface water locations did not meet the lowest Ghana Water Company maximum concentration level (GWC MCL) for drinking water of 6.5.

Ground Water

The pH of the groundwater samples ranged from 5.41 to 7.09. The water ranges from being slightly acidic to neutral. Six locations out of a total of eleven ground water locations did not meet the lowest Ghana Water Company minimum pH level (GWC MCL) for drinking water of 6.5. However in comparison with the Ghana Environmental Protection Agency maximum permissible limit for effluent discharge, only two locations did not meet the lower pH limit of 6.0. The measurements are consistent with studies carried out on groundwater within mining zones in Ghana where the pH is mostly low.

In summary:

●	The local environment is somewhat acidic with soil, surface and ground water pH levels corresponding reasonably well

●	There is no evidence of acid mine drainage from the previous resolute workings

20.6.2.9	Suspended Solids and Turbidity

Suspended solids and turbidity are quality measures for potable water conditions and to set permissible limits for water discharges.

Total suspended solids (TSS) were:

●	Generally, low in the groundwater samples the highest TSS recorded was value 8.0 mg/L. The TSS records are consistent with the turbidity levels

●	Observed to be high in most of the surface water samples. The highest recorded TSS value was 630 mg/L with the lowest of 1 mg/L. These records are consistent with the turbidity levels

Turbidity results were:

●	Ground water turbidity ranged from 0.86 NTU to a high of 21.8 NTU. Seven (out of eleven) locations met the GWC MCL for turbidity of 5 NTU. The elevated turbidity values in some of the ground water samples may be due to subsurface flow that carry fine organic and inorganic particulates, into the groundwater system, or may be due to the depth of the wells / boreholes. Compared to the GEPA MPL for effluent discharge, all locations met the permissible limit

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

●	Surface water turbidity ranged from 4.8 to a high of > 1000 NTU. Only one location, (out of nineteen) met the GWC MCL for turbidity of 5 NTU while six locations recorded turbidity levels greater than 1000 NTU. Compared to the GEPA MPL for effluent discharge, 4 locations met the permissible limit

●	The amount of suspended solids can affect the fish habitat. Many fish species are sensitive to prolonged exposure to TSS; the acceptable range for most finfish is 20-200 mg/L. However, suspended sediment and turbidity levels have a negligible impact on sensitive benthic receptors. High turbidity values can be attributed to the amount of suspended fine organic and inorganic particulates, particularly related to the extensive small scale gold mining and galamsey activities within the project footprint. It is evident that ongoing river and stream diversions because of small-scale mining have wiped out fish populations. This is a major reason why no fish species were found in sampled streams.

20.6.2.10	Coliform

At all surface water locations sampled, the number of indicator organisms (total coliforms and faecal coliforms) exceeded the GWC and WHO limits for drinking water.

Seven out of eleven (64%) of the ground water locations did not comply with the GWC MCL on total coliforms. No faecal coliforms were detected in any ground water samples, implying that the groundwater in the Project footprint has no faecal contamination and hence complies with the GWC MCL.

In summary, potable water should only be supplied from bottled water, or ground water sources and ground water will require testing to ensure that drinking water standards are met.

20.6.2.11	Nutrients - Phosphorus, Nitrogen, Potassium

Nutrient levels were assessed in surface water, underground water and soils. Phosphorus levels were also determined in dust samples.

The nutrient (NO2, NO3, F, Na, K, NH3 PO4-P and SO4) concentrations of all water sources were generally low and all locations recorded values that met the GWC MCL for drinking water.

The available phosphorus (P) ranges from 21 to 36 mg/kg in the top soils. This level of available P is moderate for top soils. The sub-soil’s available P is less than 20 mg/kg indicating low amounts of this element.

Available potassium (K) in most of the topsoil subsoil is below 80 mg/kg and is therefore rated low.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Dust samples had high phosphorus values. Although particle composition can affect cellular reactions when aerosol particles are inhaled and contact tissue, health standards are only beginning to consider particle fraction in terms of chemical, or mineralogical compositions. Therefore, the significance of the high phosphorus concentrations is unclear.

20.6.2.12	Blasting – Buildings Structural Damage

The building structures in the study area are made of ‘atakpame’, sun-dried bricks, and wattle and daub rendered with cement mortar. These structures are common in communities in Ghana. Research has shown that a peak particle velocity (ppv) of 2 mm/s will initiate cracks in these structures.

Most of the building structures in the communities are already affected by structural deformation. Given the current state of the building structures at Nkran, Kwankyiabo, Dadease and Adubiaso, a 0.5 mm/s ppv can enhance the damage potential to the structures.

20.6.3	Baseline Assessments – Resources and Diversity

20.6.3.1	Flora

The results of the baseline fauna and flora study indicate the Project area is presently degraded and lacks the characteristic feature of the original vegetation of the areas, following years of intense farming and mining operations. Nearly all the primary semi-deciduous forest areas once existing in the area have been replaced with secondary forest, thickets, grass herb re-growth, swamp vegetation (wetlands) and farm crops.

Because of the extensive habitat alteration, the associated fauna and flora species are mainly common and widespread habitat generalists that are able to tolerate the current level of disturbances. However, specific habitats such as riparian strips and hills and slopes and relic patches of secondary forest vegetation (e.g. secondary forest close to the main gate of the Mining Village).

The flora baseline can be described in terms of the:

●	Species Richness - this indicator ranged from 29 to 94

●	Genetic Heat Index - the GHI values obtained for the samples ranged from zero to a maximum of 23.6 with an average of 8.7 for the whole concession. The absence of species of global conservation priority accounts for these low values. A GHI of less than 35 represents lowest genetic importance category (out of six categories)

●	Economic Index - The Economic Index values show a similar trend with an average of 15.1 for the concession due to absence of trees species favoured in timber trade and non-traditional forest products (NTFP’s)

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

●	Pioneer Index - The flora species distribution data indicated that one out of two plants recorded in the concession is a pioneer species. Abundance of pioneer plant species resulted in high Pioneer Index values ranging from 103 to 160 with an average of 127.9. This is consistent with the high level of habitat degradation on the concession.

The separate aquatic flora assessment does not identify any species, or areas that require specific attention, or actions.

20.6.3.2	Fauna

The results of the baseline fauna and flora study indicate the Project area is presently degraded and lacks the characteristic feature of the original vegetation of the areas, following years of intense farming and mining operations. Because of the extensive habitat alteration, the associated fauna and flora species are mainly common and widespread habitat generalists that are able to tolerate the current level of disturbances.

Avifauna

Species diversity and richness at all the four study sites were low although comparable to values obtained for similar off-reserve habitat conditions. Shannon-Wiener diversity index for the study sites ranged from a low of 1.91 to 4.21. Species richness values at the study area ranged from a low of 12.5 to a high of 15.8. Species composition, diversity and richness at all the sites appeared to have been influenced mainly by years of extensive farming which has resulted in the extensive alteration of the original moist semi-deciduous vegetation of the area and the rehabilitation of mine-impacted areas which employed mainly exotic plant species.

Herpetofauna

16 amphibian species was recorded. None of the amphibian species recorded is of any conservation concern either locally, or internationally. Rather the high majority of the species occurring in the area were typical of degraded habitats. Other herpetofauna recorded in the study included four lizard and six snake species. None of these are of global, or national conservation significance, except the royal python, which is listed on Schedule II of the Wildlife Conservation regulation as partially protected.

Large Mammal Species

Eleven species of medium and large mammals belonging to 4 Orders and 8 families were recorded in the study area. Although these species are generally common mammals closely associated with secondary forest and fallow farm bushes, some are increasing rare in Ghana due to high hunting pressure and degrading habitats.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Small Mammal Species

Small mammal species richness and abundance at the study area, in general, were low. Small mammal species richness was evenly distributed across the sites. These results are, however, comparable to those obtained at other areas. The species composition of the study sites corresponded well with the general land use practices, vegetation covers and levels of degradation in the area. None of the small mammal species captured in the study is of any conservation significance.

Fish

Fishery resources and composition of fish species including commercially important species are very low. From the total number of surface water resources within the study area, only two water bodies, the Nkran and Adubiaso Pits were sampled for fish as most of the water bodies were dried, or devoid of aquatic life. From the samples obtained, the diversity and species richness of the fish in the study area is low.

Benthic Fauna

Considering the range of Shannon-Weiner diversity indices at the sampling sites, the water bodies could be described as being of moderate diversity and evenly distributed. The lowest species richness value recorded was 0.19 and the highest 2.92. Species diversity index was ranged between 1.97 and 0.23. The highest species evenness value was 0.96 with the lowest at 0.20.

20.6.3.3	Soils

Baseline soil studies carried out on the property of Asanko indicates that majority of the land is underlain by Birimian rocks whilst a small portion, an inselberg south of Abore, is underlain by Cape Coast granite.

The physical indicators revealed that the top soils are medium textured whereas the sub soils grades from medium to heavy textured. Bulk density of top soils range from 1.1 to 1.6 mg/cm3 compared to a range of 1.5 to 1.9 mg/cm3 for the sub-soils. Root penetration is therefore not affected by bulk density, and this is manifested in the visual observation and interpretation of roots in the various horizons of the soils.

Chemical quality indicators analysed include essential nutrients required for crop growth as well as levels of heavy metals that could be toxic in the soil in higher concentrations. Electrical conductivity (EC) values were less than 1 ds/m indicating that the soils are non-saline.

With the exception of the waste soil material, top soils are rich in organic carbon (1.61 to 4.2 mg/kg) and therefore can be inferred that organic matter content is medium to very high. Organic carbon, however, decreases with depth. The sub-soil has less than 1% organic carbon and very low organic matter content.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

The studies identified soil degradation, air pollution and water pollution associated with surface mining caused by several factors including:

●	Illegal mining (galamsey)

●	Deforestation

●	Removal of top and sub soils

●	Addition of chemicals (fertilizer); and

●	Compaction following the usage of heavy equipment in the mining operations

20.6.3.4	Water

The concession area falls within the greater Offin River catchment, one of the major basins draining the south-western part of Ghana into the Atlantic Ocean. The primary stream on the concession is the Dwiri. Smaller stream catchments exist. There are very significant anthropogenic disturbances within these catchments in the form of, still continuing, illegal mining and authorized, discontinued, mining operations such as the Resolute operation.

Most of the villages located in the basin have been provided with boreholes for potable water supply. However, because of demand for water at the borehole, numerous villagers still use their traditional stream sources of water.

This study aimed at collecting baseline data on water quality within the Project footprint. The sampling locations comprised eleven ground water sampling points and nineteen surface water sampling points.

The levels of As, Pb, Cd and Hg in all samples (surface and ground water) were below detection limits, thus 100% compliance was achieved for all these metals. The concentration of As and Hg for all sampling locations were less than 0.001mg/L. The concentration of Pb was less than 0.005mg/L for all sampling locations. In addition, the concentration of Cd was less than 0.002mg/L for all sampling locations. Free Cyanides recorded in all the sampled locations were below detection limits.

Surface Water Samples

The pH of the samples ranged from 6.1 to 8.12 being slightly acidic to slightly basic and for the groundwater samples 5.41 to 7.09 being also slightly acidic to basic. Five locations out of a total of nineteen surface water locations did not meet the lowest Ghana Water Company maximum concentration level (GWC MCL) for drinking water of 6.5.

Turbidity ranged from 4.8 to a high of > 1000 NTU. Only one location (out of nineteen) met the GWC MCL for turbidity of 5 NTU while six locations recorded turbidity levels greater than 1000 NTU. Compared to the GEPA MPL for effluent discharge, four locations met the permissible limit.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

All samples had nutrient (NO2, NO3, F, Na, K, NH3 PO4-P and SO4) concentrations that meet the GWC MCL for drinking water. However, the phosphate concentrations in the Nkran and Adubiaso Pits were marginally higher than the EPA guideline for phosphate, due to fish farming previously undertaken in these pits.

At all locations sampled, the number of indicator organisms (total coliforms and faecal coliforms) exceeded the GWC and WHO limits for drinking water.

Ground Water Samples

The pH of the samples ranged from 5.41 to 7.09. The water ranges from being slightly acidic to neutral. Six locations out of a total of eleven ground water locations did not meet the lowest Ghana Water Company minimum pH level (GWC MCL) for drinking water of 6.5. However, in comparison with the Ghana Environmental Protection Agency maximum permissible limit for effluent discharge into surface waters, only two locations did not meet the lower pH limit of 6.0. The measurements are consistent with studies carried out on groundwater within mining zones in Ghana where the pH is mostly low

●	Turbidity ranged from 0.86 NTU to a high of 21.8 NTU. Seven (out of eleven) locations met the GWC MCL for turbidity of 5 NTU. The elevated turbidity values in some of the ground water samples may be due to subsurface flow that carry fine organic and inorganic particulates, into the groundwater system, or may be due to the depth of the wells / boreholes. Compared to the GEPA MPL for effluent discharge, all locations met the permissible limit

•	All samples nutrient (NO2, NO3, F, Na, K, NH3 PO4-P and SO4) concentrations recorded values that meet the GWC MCL for drinking water

•	Seven out of eleven (64%) of the groundwater locations did not comply with the GWC MCL on total coliforms. No faecal coliforms were detected in any ground water samples, implying that the ground water in the project footprint has no faecal contamination and hence complies with the GWC MCL

In summary:

●	The concentrations of the metal elements in the sediments of the sampled locations within the project footprint do not pose a significant risk to the environment

●	Potable water should be supplied from ground water sources only and these will require testing to ensure that drinking water standards are met

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

20.6.3.5	Heritage

In all, thirty-seven (37) sites of cultural significance were identified. Of the thirty seven sites identified, nine (9) are attributed by the study team as historic archaeological; eleven (11) as present day, or active cemeteries; four (4) as old cemeteries; eight (8) as present day shrines; three (3) as ancient gold mines; one (1) as a historic archaeological and old cemetery, and one (1) as a historic archaeological site and present day cemetery.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

PROJECT:	PMIGold - Obotan Gold Project
DESCRIPTION:	All Pits +Heritage Priority
FIGURE:	1
DATE:	27th June 2012
SCALE:	1 : 40000

Figure 20-4: Mine Development and Culturally Significant Sites

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Figure 20-4 shows the proposed pit and waste dump development together with all the thirty seven sites of cultural significance and Figure 20-5 shows the same developments again together with only the highly sensitive sites.

PROJECT:	PMIGold - Obotan Gold Project
DESCRIPTION:	All Pits +Heritage Priority
FIGURE:	1
DATE:	27th June 2012
SCALE:	1 : 40000

Figure 20-5: Mine Development with Priority Sites

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

20.6.4	Baseline Assessments – Human Activities

20.6.4.1	Farming

The proposed project is in a rural setting. Farming is the major occupation of people in the area. The study area is highly modified from farming and previous mining operations, as well as the present artisanal mining. The existing vegetation of the concession exhibits intensively cultivated farms and a mosaic of fallow farmlands. Crops grown are plantations of cocoa and oil palms and subsistence food crops of maize, cassava, plantain and numerous types of vegetables. Soils that developed from Lower Birimian Rocks, mostly phyllites, occupy most parts of the concession. Almost all the settlements and farms are located on soils of this formation. Generally, the area is gently undulating with alluvial flats.

Major food crops grown in these communities are plantain, cassava and maize. Major vegetables grown are pepper, okra, tomatoes and garden eggs. Farm animals include cows, poultry, sheep, goats and pigs. The major cash crops include cocoa and palm oil.

Relatively high phosphorus levels were detected in dust samples and relatively high phosphate levels were detected in the Nkran and Adubiaso Pit water samples. It is not clear whether these high levels are caused by the application of fertilizer in farming practices, or whether phosphorus occurs naturally at elevated levels.

20.6.4.2	Mining

The original vegetation was highly modified because of a long history of subsistence agriculture and small scale mining plus several years of large scale surface mining activity.

The surface mining activities involve deforestation, removal of top and sub-soils, addition of chemicals in the processing plant and compaction due to heavy equipment in the mining operations. These major environmental impacts from these practices result in soil degradation and air and water pollution. The causes of these impacts are not limited to authorised, large scale, mining operations; they are also caused by illegal galamsey mining activity and legal small scale mining operations.

Farming is the major occupation of people in the area, but galamsey mining operations are also an important income source for the local population and has also resulted in migration to the region. There are high numbers of galamsey mining operations within the area.

More recent are heavy galamsey activities in the district with influx of mechanized illegal mining by the Chinese. Some local concession owners have sold their

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

concessions to Chinese investors who are perceived as ruthlessly scarring the vegetation and landscape. Even farmlands are being sold for both legal and illegal mining at the detriment of food production. This has resulted in high cost of living in the area.

20.6.4.3	Trade

Other economic activities include buying and selling. Trading takes place in very small retail shops. The main items of trade include foodstuffs, rice, fish, salt and other ingredients for food preparation. There is no sizeable market in the area and trading is done at any location that can attract possible buyers

20.6.4.4	Traffic

The predominant classification of vehicles, as gathered from the survey, at the primary intersects are motorcycles, followed by public transportation (taxis and medium buses).

The maximum peak hourly volume to be expected on the Adubea-Mframan road (which records the highest volumes possible on any one road, in an hour, and therefore worst-case) is 450 vehicles per hour, which is relatively low.

20.7	Impacts and Mitigation

Impacts and Mitigation for Esaase will be further studied in the Phase 2 PFS.

For the Project, the EIA addresses the direct and indirect environmental impacts of the Project during construction and operation phases. In addition, the assessment considers impacts in the context of clearly defined sources and the relevant receiving environments. A preliminary assessment and evaluation of impacts is presented in the following paragraphs. Impact evaluation and a description of appropriate mitigation measures are included in the EIA.

20.7.1	Dust

The principal sources of airborne dust from the operations will be:

●	Site clearance and road building

●	Topsoil stripping and dumping

●	Open pit drilling, blasting, ripping, loading, haulage and dumping

●	Re-handling of broken rock

●	General dust blow-off from open pits, roads, stockpiles and waste dumps

●	Vehicular movements

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Due to the necessity of the above activities, the operation is likely to cause high dust concentration, however these concentrations will vary in time and place. In general, the main recipients of dust generated from the proposed pits intended waste dumps and stockpile areas will be the workers of the immediate environment. However, minimal impact is expected because operators of heavy duty equipment would remain inside the cabins of their equipment and Spotters would also be wearing full personal protective wear during working hours. However, due to the relative close proximity of some of the pits and dumps to the local communities, appropriate mitigation measures are being implemented to reduce dust concentrations to permissible levels. This includes dust control strategies such as watering of roads, application of dust suppressants, implementation of speeding control measures, selection road alignments away from the local population centres and scheduling a lower intensity of the dust generating practice.

Dust levels may also be increased due to increased local traffic levels on unsealed roads. All the supplies for the operation follow the bitumen road from Anwiankwanta past Manso NKwanta, Suntreso and Agyaagyekrom onto the old Resolute haul road near Abore to avoid dust exposure to the major communities along the unsealed roads.

Other factors in the dust exposure are the effects the seasons and wind. Dust from operations will be more prevalent during the dry seasons than during the wet, dampness will suppress dust. While lack of wind will result in the dust not being dispersed, strong wind can whip up dust. Communities downwind will be more exposed than those located upwind will.

A dust sampling regime has been established to monitor the exposure of employees and local population to dust generated from the project activities and, if necessary, prompt corrective action will be taken by intensifying, or changing the mix of the mitigation measures indicated above. This is normal practice at any modern mining operation.

Dust measurements will be continued and completed to reflect adequately the effects of the seasons on the baseline.

20.7.2	Noise

The activities of the project will increase the general level of noise within the vicinity of its plant, pits, waste dumps and along the proposed haul routes.

Mining and processing activities generate noise resulting from:

●	Blasting to break the ore and waste materials and thus enabling excavating

●	Heavy vehicles for mining activities such as drilling, loading, hauling and dozing

●	Reversing alarms on vehicles

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

●	Mechanical equipment in the processing plant

Due to the necessity of the above activities, the operation is likely to cause higher noise levels than existing baseline conditions. However, these increases will vary in time and place.

In general, the main recipients of noise generated from the proposed pits intended waste dumps and stockpile areas will be the workers, but they are protected because they remain inside the cabins of their equipment, or within the control rooms of the concentrator. Those employees working in the open air will utilize hearing protection in zones with high noise levels.

However, due to the relative close proximity of the pits and dumps to of some the local communities, further mitigation measures may be required. These could include the sequencing of waste dump construction, (construction of a sound barrier first), scheduling a lower intensity equipment use closer to the communities and having different daytime and night time routines in those areas.

A noise monitoring regime has been established to assess the exposure of employees and local population to noise generated from the project activities and, if necessary, prompt corrective action will be taken by intensifying or changing the mix of the mitigation measures indicated above. This is normal practice at any modern mining operation.

Another factor in the noise exposure is wind speed and wind direction. Depending on the velocity, communities down wind will be more exposed than those located up wind.

20.7.3	Metals

Dust and noise are hazards that are apparent and measurable immediately and the hazard disappears when source activities stop. This is very different to the presence of metals in the environment, which may be affected by the project long after operations ceased.

AERC baseline studies have established that the metal concentrations in soil, groundwater, surface water and water sediments are below, or near detection levels and do not pose any risk. These baseline results indicate that Resolute’s mining operation had no long term effects on the environment. Because tailings dam design features, (separate under drainage, tailings drainage collection) and the proposed operation uses the same mining and treatment processes, the risk of (heavy) metal contamination is very low.

However, the Knight Piesold geochemistry testing on tailings and waste rock showed relatively high levels of some metals. It was recommended to:

●	Cover the tailings dam upon closure for containment. This measure was adopted in the project plan

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

●	Fence the tailings dam during the life of the operation to prevent local wildlife to access the water released by the tailings

●	Undertake further analysis and determine if any environmental control measures, such as encapsulating waste rock with relatively high metal concentrations, are required

In summary, the risk of the release of metals into the environment is low as the recommendations will be followed through. A monitoring regime has been established to confirm the operation does not result in elevated heavy metal concentrations in the environment.

20.7.4	Cyanide

Cyanide is a toxic chemical that will be used in the treatment plant at a rate of 0.5 kg per tonne of ore. Hence, the operation needs to be supplied with 1,500t of cyanide per annum. The majority of this cyanide will be oxidised into the non-toxic cyanate by subjecting the tailings to a detoxification process. After this, the remaining cyanide level in tailings is aimed at less than 50 ppm.

The tailings are then pumped to the tailings dam. The water (supernatant) draining from the tailings as they settle is returned to the processing plant for re-usage.

The risks of cyanide contamination have two aspects:

●	The transport, storage and handling of the cyanide

●	The risks of supernatant overflow after a large rainfall event and pipeline leaks

These risks can be managed successfully through the establishment of operating procedures, quality controls and contingency plans as demonstrated by many gold operations and the Asanko Gold Mine – Phase 1 will be no exception.

20.7.5	Acidity, pH

The AERC baseline measurements indicated that:

●	The local environment is somewhat acidic with soil, surface and groundwater pH levels corresponding reasonably well

●	There is no evidence of acid mine drainage from the previous resolute workings

In addition, the Knight Piesold geochemistry testing on tailings and waste dumps showed no evidence of acid forming propensities.

Hence it can be concluded that the risks of acid mine drainage resulting from the Project is negligible.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

20.7.6	Suspended Solids and Turbidity

It is unlikely that activities during the construction and operational phases of the project, which take place at the surface, will affect the levels of suspended solids and turbidity of the ground water, given that the tailings dam is lined and no supernatant can end up in the environment.

An increase of suspended solids in the streams in the area could be the result of activities such as:

●	Site preparation and land clearance activities

●	Modification of catchment areas due to changes in the topography

●	Discharge of mine water as a result of pit dewatering

●	Discharge of water from the tailings storage facility

●	Run-off from the waste rock storage areas and haul roads

The sediment amounts generated by these activities can be minimized through the adoption of appropriate work practices normally adopted for surface mining operations.

The implementation of mitigation measures in the form of suitable sedimentation structures together with an effective monitoring program to assess efficiency of those measures, the impact on surface water is unlikely to be significant.

20.7.7	Coliform

The conclusion of the baseline survey is that potable water should be supplied from bottled water supplies, or from ground water sources and these will require testing to ensure that drinking water standards are met. This will reduce the risk of personnel being affected by coliform. A potable water treatment plant at the site provides water for general site use.

Adequate ablution facilities are being constructed for the Project with all sewerage treated before discharge, or transported to the Kumasi Land fill site. This discharge is monitored to ensure that coliform water discharge levels are met.

20.7.8	Nutrients - Phosphorus, Nitrogen, Potassium

The mining and treatment processes do not use phosphorus, nitrogen, or potassium. Hence, nutrient levels in the project area are not expected to change because of the project.

However, the current phosphate concentrations in the Nkran and Adubiaso Pits were higher than the EPA guideline for phosphate. These pits will be dewatered

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

and the phosphate levels downstream of the project may be elevated for a limited period.

20.7.9	Blasting – Vibration Damage and Fly-rock

Careful developed drilling and blasting designs together with blasting practices, (evacuation and guarding) will be deployed to limit blasting damage and eliminate safety risks.

20.7.10	Flora

The combination of the following factors makes it unlikely that the project has a major impact on the flora in the region:

●	The results of the baseline fauna and flora study indicate that the Project area is presently degraded and lacks the characteristic feature of the original vegetation of the areas, following years of intense farming and mining operations. Because of the extensive habitat alteration, the associated fauna and flora species are mainly common and widespread habitat generalists that are able to tolerate the current level of disturbances

●	The separate aquatic flora assessment does not identify any species or areas that require specific attention, or actions

●	The areas affected by mining and processing are only 8% of the total licence areas

●	The vast majority of the areas (waste dumps and tailings dams) will be rehabilitated to current levels, or better

20.7.11	Fauna

The combination of the following factors makes it unlikely that the project has a major impact on the flora in the region:

●	The results of the baseline fauna and flora study indicate that the Project area is presently degraded and lacks the characteristic feature of the original vegetation of the areas, following years of intense farming and mining operations. Because of the extensive habitat alteration, the associated fauna and flora species are mainly common and widespread habitat generalists that are able to tolerate the current level of disturbances

●	The areas affected by mining and processing are only 8% of the total licence areas, this means that 92% of the habitat of the fauna will not be affected

●	The vast majority of the areas (waste dumps and tailings dams) will be rehabilitated and then be available for fauna to flourish

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

20.7.12	Soil

The baseline studies identified the risk of soil degradation due to the following factors including:

●	Deforestation

●	Removal of top and sub-soils

●	Compaction following the usage of heavy equipment in the mining operations

●	The addition of chemicals

Rehabilitation activities are a feature of modern mining operations and these are designed to re-vegetate the areas that were affected by the operation. Deforested areas will be re-vegetated, top soils and sub-soils will be stockpile for redistribution and the effects of compaction will be undone by deep ripping.

The treatment plant utilises chemicals, which will end up in the tailings dam. As indicated above the tailings dam is planned to be covered and the rock and soils used for this will not have any chemicals added.

In addition, the Nkran waste dump is designed on top of the old Resolute tailings dam, this area should end up with improved soils compared to the current situation.

Because of these activities, the soils of the area will not be adversely affected by the project.

20.7.13	Water

Most of the villages located in the area have been provided with boreholes for potable water supply. However, because of demand for water at the borehole, numerous villagers still use their traditional stream sources of water.

The baseline studies collected data on water quality within the Project footprint. In summary:

●	The concentrations of the metal elements in the sediments of the sampled locations within the Project footprint do not pose a significant risk to the environment

●	Potable water should be supplied from ground water sources only and these will require testing to ensure that drinking water standards are met

●	The phosphate concentrations in the Nkran and Adubiaso Pits were higher than the EPA guideline

There is no evidence that the village water supplies were affected during Resolute mining period. However, this time the pits will be deeper. It is unlikely that the village water supply will be affected during the early years of the project.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

However, an effective contingency will be put in place to be available promptly when the pits are developed below their current depths, a program for this contingency is being developed.

Surface water supplies may also be changed locally due to the mining activities and resulting changes in topography. This may result in the requirement to locally supply surface water to farmers, or negotiate compensation.

20.7.14	Heritage

Thirty seven sites of cultural significance were identified in the baseline survey and it was indicated that under no circumstance should mining be undertaken until selected sites to be affected by mining activities have been thoroughly investigated.

Figures 20.4 and 20.5 show that two sites fall within the current waste dump, or road design areas. Re-designs were completed sp as not to affect these heritage sites.

20.7.15	Farming

The proposed project is in a rural setting. Farming is the major occupation of people in the area. Major food crops grown in these communities are plantain, cassava and maize. Major vegetables grown are pepper, okra, tomatoes and garden eggs. Farm animals include cows, poultry, sheep, goats and pigs. The major cash crops include cocoa and palm oil.

Over the life of the operation, 8% of the licence areas will be affected by mining. Because of the relatively small area compared to whole region, it is not likely to affect the prices of food supply to the local population.

Individual farms may be affected in a major way, hence compensation negotiations have commenced. Compensation payment has been budgeted for over the duration of the mine life.

After rehabilitation of the land, it will be handed back so that farming can recommence.

20.7.16	Mining

The effect of the Project on the galamsey activities will be minimal, limited to:

●	The need of the galamsey to vacate the areas required for pits, waste dumps, roads and the tailings dam

●	Changes to surface water supplies (used by galamsey) by dewatering the current pits and alterations to surface water supplies due to topography changes

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

20.7.17	Trade

It is likely that local trade will flourish due to the increased income levels in the area and accompanying increase in discretionary spending.

20.7.18	Traffic

AERC assessed that the current degrees of saturation on the arterials are considerably less than 0.01 and that the maximum peak hourly volume to be expected on the Adubea-Mframan road (which records the highest volumes possible on any one road, in an hour, and therefore worst case) is 450 vehicles per hour, which is relatively low.

Any increase in traffic on the unsealed roads of the region will result in increased dust levels.

It is planned that all the supplies for the operation will follow the bitumen road from Anwiankwanta past Manso NKwanta, Suntreso and Agyaagyekrom onto the upgraded Resolute haul road near Abore (private mine road). This haul road is not sealed, but it avoids major communities. By adopting this supply access route, the communities have less exposure to risks of traffic accidents and dust.

Road signs in the area may have to be upgraded to maintain road safety.

20.7.19	Socio-Economic Impacts

The development and operation of the project will have both positive and negative impacts on the socioeconomic structure of the project area and its environments, as well as impacts at a District and National level.

The positive impacts will relate mainly to the economic advantages, which will have immediate and long term benefits on the socio-economic environment. This will be achieved in various ways at National, District and Local levels through payment of taxes and royalties, increased employment opportunities, training, purchase of goods manufactured and supplied in Ghana, cash compensation for farms, commercial opportunities and an improvement in local infrastructure. The development of the project will bring much needed investment and development opportunities with consequent positive impacts on employment and the local catchment communities.

The development and operation of the initial project may require the re-settlement of people near the pit areas, waste rock dumps, along portions of the haul roads and the plant area. This area will require further study to define the number of affected persons, the number of buildings involved and the standard of replacement dwellings and facilities to be provided. All farms affected by the proposed development will be adequately compensated by the company.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

20.8	Monitoring

A monitoring programme has been developed as indicated in the EIA for the Project site to verify the impact assessment predictions and determine if any other unexpected effects would be occurring during operations. This will enable subsequent adjustment of mitigation measures as and when necessary. Information will be presented in an annual environmental report. Essase monitoring will be indicated in the Phase 2 PFS.

20.9	Rehabilitation and Closure

Rehabilitation and closure for Esaase will be evaluated in the Phase 2 PFS. The project will cause permanent changes in the physical, biological, and social environments. The relevant environmental impacts on the physical, biological, and social aspects shall be treated in such a way that, once the activity is over, the remaining environmental resources may be used and the community may benefit from them. The most effective way to achieve this is to consider, from the project early stages, the potential effects and consequences which may arise in the long run, and handle them appropriately and the project made safe on closure.

Asanko is considering a self-imposed rehabilitation fund program, which intends to assure the availability of funds for the closure activities after the operations. The rehabilitation reserve shall be continuously evaluated during the operation time, while the necessary re-adjustments to the anticipated costs are also made. Rehabilitation costs are evaluated during the project feasibility phase in order to assure that they are included during the entire useful life of the mine. Asanko have allocated funds to be spent on an ongoing basis during the life of the project as well as made provision for mine closure costs at the end of the project. Progressive rehabilitation will be adopted.

The main objective of the closure plan is to ensure that all areas where mining and processing activities took place are restored in such a way that they provide adequate public safety and have a similar ground use to the one prior to mining activities.

The specific objectives of the project area closure are as follows:

●	Closure activities and works shall consider human accident prevention

●	Ensure the physical stability of mining facilities which will remain after closure, such as the open pit, the underground mine, and the waste rocks and tailings joint disposal locations

●	Ensure that there are no impacts on human health and no environmental degradation, avoiding effluents emission that do not comply with quality standards and are a consequence of mining activities

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

●	Meet the environmental regulatory requirements applicable at provincial and national levels with regards to effluents from mining facilities

●	Prevent the impact on water quality and quantity, taking the pre-mining conditions as a reference (Environmental Baseline)

●	Minimize erosion and sediment transport to receiving water bodies, meeting the environmental regulations applicable to total suspended solids

●	Water handling structures will be implemented in such a way that they persist in a self-sustainable condition during abandonment, with little, or no maintenance

●	Meet the social commitments made with communities and population within the area of influence of the project

●	Ensure the chemical stability of mining facilities which will remain after closure, such as the open pit, the waste rock and tailings joint disposal locations, etc.

●	Adapt the grounds relief to a condition that is compatible with the surrounding landscape

The main components of the Final Closure and Restoration Plan will include:

●	Open pits

●	Waste rock and tailings joint disposal locations

●	Process plant facilities

●	Waste yard facilities

●	Fuel tanks yard facilities

●	Water and effluents treatment facilities

●	Ancillary facilities

●	Camps, workshops, and offices

●	Transport and service roads (internal)

●	Municipal solid waste dump

●	Borrow pit

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

21	PHASE 1 OPERATING AND CAPITAL COSTS

21.1	Operating and Capital Cost Estimates

Costs are presented in United States dollars (US$) and are based on prices in effect during May 2014. The source data was collected in United States Dollars, Ghanaian Cedi, Euro’s, South African Rand, or Australian Dollars.

Exchange rates used to develop the costs are as follows:

●	US$1.00 = A$1.05 (Australian Dollar)

●	US$1.00 = €0.75 (Euro)

●	US$1.00 = 2.50 GHS (Ghanaian New Cedi)

●	US$1.00 = R10.50 (South African Rand)

●	US$1.00 = CA$1.04 (Canadian Dollar)

21.1.1	Process & Administration Operating Cost Estimate

The average cash operating cost for Phase 1 is estimated at US$645 per ounce (Table 1.5), which is competitive on a global comparison. All-In-Sustaining Costs (“ASIC”) are US$781 per ounce.

Operating costs were developed in conjunction with the project design criteria, process flow sheet, mass and water balance, mechanical and electrical equipment lists, and in-country labour cost data. The cash operating costs are defined as the direct operating costs including contract mining, processing, tailings storage, water treatment, general and administrative and refining costs.

Table 21-1: Cash Operating Costs

Description	US$/oz
Waste mining	243
Ore mining	105
Processing	210
General and administrative	83
Refining	4
Cash Costs	645
Royalties	65
Sustaining and deferred capex	19
Corporate Overhead	35
Interest on Project Debt	17
All-in sustaining cash costs	781

Note: The costs detailed above are calculated for the purpose of this report in real terms with no material change in the key profitability projected for the LoM period.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

The Phase 2 PFS will evaluate operating cost for an expanded processing facility which includes the treatment of material from the Esaase deposit.

21.2	Plant Operating Cost Estimate

21.2.1	Summary

Operating costs have been determined for the operating scenarios relating to the treatment of 3.0 million tonnes per annum of Nkran ore, based on parameters outlined in the Asanko Gold Project Process Design Criteria, and include all direct processing costs associated with producing gold doré from ROM ore.

Table 21-2 below summarises the estimated annual operational costs for the Asanko Gold project processing plant.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Table 21-2: Processing Plant Operational Cost Estimate

	LOM Total	Fixed Total	Variable Total
Labour	$26 820 989	$26 820 989	$-
Laboratory	$8 541 424	$6 388 462	$2 152 962
Consumables	$185 755 990	$-	$185 755 990
Power	$224 860 336	$-	$224 860 336
Maintenance	$28 645 323	$-	$28 645 323
General and Administration	$14 700 000	$-	$14 700 000
Total	$489 324 063	$33 209 451	$456 114 611
Unit cost per tonne	$13.40	$0.91	$12.49

Figure 21-1 illustrates the plant operational cost estimate split for the life of mine.

Figure 21-1: Asanko Gold processing plant operational cost breakdown

21.2.2	Basis of Processing Plant Operating Cost Estimate

Operating costs have been determined for the operating scenarios relating to the treatment of 3.0 million tonnes per annum of Nkran ore, based on parameters

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

outlined in the Process Design Criteria, and include all direct processing costs associated with producing gold doré from ROM ore.

The OPEX estimate is based on historical test work and engineering input and is expected to have an accuracy of ±10 to ±15%. The base currency is in United States Dollars (USD).

A base date of Q1 2014 is applicable to the processing plant operational costing estimate.

21.2.3	Exclusions

The following are specific exclusions from the process plant operating cost estimate:

●	All owner’s budget costs, head office, administration charges, payroll, marketing, training, medicals etc.

●	Insurance

●	Contributions to social programs, rehabilitation funds, environmental monitoring and conformance to environmental requirements

●	No allowance is made in the operating cost estimate for ramp-up of fixed costs prior to the start of hot commissioning – i.e. on-boarding of operating personnel etc.

●	Product off take agreement costs / penalties

●	Waste rock handling

●	Site closure and rehabilitation

●	Final product transport, marketing and sales agreement costs

●	All VAT, import duties and / or any other statutory taxation, levies; and

●	All costs associated with grade control, blending and stockpile management

21.2.4	Processing Plant Operational Costs Inputs

21.2.4.1	Labour

The cost for labour was determined based on a labour cost model derived for the Asanko Gold Project using information from the owner’s team.

21.2.4.2	Laboratory

Laboratory costs were included on the basis that an on-site laboratory will be provided and managed by an external company. A cost for the required analysis was obtained from the external company.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

21.2.4.3	Consumables

The consumption figures used in determining the operating cost estimate are based on mass balancing, vendor specifications, and test work data as captured in the Asanko Gold project process design criteria. The reagent and grinding media costs used in the operating cost estimate is based on supply rates obtained from the DRA database which contains recent quotations from reputable reagent suppliers to Western Africa. Provision was made for clearance charges and taxes that may be incurred. All reagent costing were based on deliveries to site being made ex Tema.

The replacement frequency for crusher and mill liners were based on a combination of abrasion index test work data and vendor information on pricing.

21.2.4.4	Power

A power rate of $ 0.18/kwh was used, and is based on ex GridCo.

The mill power draw was determined using the specific SAG and Ball milling indices for the different ore types. This resulted in accurate mill power draw estimates for the specific ore being treated.

The power consumption for the remainder of the mechanical equipment was estimated from the installed power values presented in the Asanko Gold project mechanical equipment list, with utility factors applied to reflect the expected operating power draws as calculated during the equipment sizing process.

The predicted unit cost per kWh was then used to calculate the relevant cost per tonne of ore treated.

Approximately 60% of the power cost lies in the comminution circuit.

21.2.4.5	Maintenance

The maintenance cost estimated is based on pricing received from the equipment suppliers for operating, electrical, instrumentation, and valve spares for large critical equipment.

21.2.4.6	General and Administration

The cost included under general and administration is an allowance for tailings storage facility management, as received from an external vendor for the Asanko Gold Esaase Gold project located close by.

21.3	Mining Operating Cost Estimate

Mining operating costs are discussed in Section 16.

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Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

21.4	Capital Cost Estimate

The initial capital cost of the mine, process plant and associated infrastructure for Phase 1 is estimated at US$295 million. The cost is inclusive of all infrastructure and indirect costs required for the Project including allowances for contingencies and estimating inaccuracies of 8.3% in aggregate (amounting to US$22.75 million). The engineering has been developed to support a capital and operating cost estimate to a nominal accuracy of -/+10% (Table 21.3).

Table 21.3: Capital Costs

Asanko Gold Mine – Phase 1	Capital Estimate (US$ million)
Process plant	85.48
Mining (pre-production costs)	70.59
Power infrastructure	18.18
Buildings, offices and accommodation	12.31
TSF, WRD, ROM, water supply, civil works	23.08
CSR, owners team, G&A	47.37
EPCM	15.51
Sub total	272.52
Contingency & estimating inaccuracies	22.75
Total	295.27

The capital cost estimate is sutiable for a Definitive Feasibility Study and has been based on the following:

●	Developed engineering quantities from calculations and design drawings

●	Budget quotations obtained for major items and site-based contract works

●	The capital cost estimate was broken down using a conventional Work Breakdown Structure (“WBS”) with plant areas (i.e. crushing, milling, gravity recovery, leaching, carbon handling and gold room operation) as sub-categories

In addition, the capital cost estimate was broken down into commodity components (i.e. equipment, steel, concrete etc.).

21.4.1	Basis of Estimate

The capital cost estimate compiled for the process plant facility was based on the design criteria and flowsheets developed using metallurgical assumptions based

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Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

on previously completed test work and available production records of the previous operations under Resolute.

From the developed processing route, preliminary plant equipment selections were made and a plant layout developed. Sufficient engineering design has been undertaken to ensure the feasibility of the layouts, the accuracy of equipment specifications and to enable material quantities to be estimated.

The following are not included in the cost estimate set out in Table 21-4:

●	No allowance has been made for escalation of prices

●	No allowance has been made for financing costs or interest

●	No allowance has been made for currency exchange rate variations

●	No allowance has been made for GST or VAT (it is expected not to apply)

●	No allowance has been made for sunk costs incurred by Adansi prior to project implementation

21.4.2	Basis of Estimate

The capital cost estimate compiled for the process plant facility was based on the design criteria and flowsheets developed using metallurgical assumptions based on previously completed test work and available production records of the previous operations of Resolute.

From the developed processing route, preliminary plant equipment selections were made and a plant layout developed. Sufficient engineering design has been undertaken to ensure the feasibility of the layouts, the accuracy of equipment specifications and to enable material quantities to be estimated.

21.4.3	Equipment

Budget quotations were obtained from recognised suppliers for the major items of process equipment itemised in Table 21-5.

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Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Table 21-3: Process Equipment

Package Number	Package Name	Vendors
000	Regrind Mill	Outotec

028	Ball Mill	Polysius
031	Crushers	Sandvik
033	Apron Feeders	Metso
034	Flotation Cells	Outotec
035	Cyclones	Weir Minerals
037	Thickener	Outotec
038	Linear Screens	Andritz Delkor
039	Vibrating Screens and Pan Feeders	Vibramech
040	Mill Relining Machine and Thunderbolt	RME
041	Slurry Pumps	Weir Minerals
042	Solution / Reagent Dosing Pumps	CEMO, Verder
043	Eluate Strip And Acid Wash Filter	Germ Africa
045	Hoists and Lifting Equipment	Pro Crane Services
048	Compressor	Atlas Copco
049	Gravity Concentrators	FLSmidth Knelson
050	Dissolution Reactor	Consep Acacia
051	Samplers	Multotec
052	Agitators	Mixtec
054	Tower Crane	SA French
055	Elution Heating	Applied Heat

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Asanko Gold Mine Phase 1
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056	Elution Column	Styria S/S Fabrication
057	Static Sieve Bends	Multotec
058	Carbon regeneration Kiln	Remix
059	Electrowinning Cells and Rectifiers	Kemix
062	Oxygen Plant	Air Liquide
072	Flotation Air Blowers	Airgas
074	Dust Suppression	Ernest lowe
075	Gold Room Ventilation	Status Projects
076	Gold Room Safe and Vault	Gunnebo
077	Safety Showers	Spray Nozzle
079	Recessed Impellor Carbon Pumps	Metso
080	Gas Detection	Gas Monitoring Services
081	High Pressure Washer	Karcher
083	Air Pumps	Letaba Pumps
086	Incinerator	Inciner8
150	HCL Acid Storage Tank	Fibre Wound
170	Electromagnet	Eriez
171	Rotary Feeder	Bulkmatic

21.4.4	Process Equipment Quotations

The costs for other minor miscellaneous equipment were estimated from in-house data from similar recent projects.

21.4.5	Bulk Quantities

Material bulk quantity lists were estimated for each item of the civil, structural, mechanical, electrical, piping and tankage works.

Unit rates for the work quantities were applied based on quotations received from contractors with relevant experience for onsite works on similar sized Ghanaian mineral processing projects and from experienced international fabricators for the following:

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Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

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●	Earthworks

●	Civil works

●	Structural steel fabrication

●	Platework fabrication

Selected unit rates were then applied to the calculated quantities to determine the material costs.

21.4.6	Installation Labour

Estimates for installation labour costs were based on rates obtained from suitable contracting organisations for recent Ghanaian projects.

21.4.7	Cranage and Equipment Costs

Cranage and equipment costs were based on estimated hours of utilisation for major cranage and equipment items associated with installation in each area of the plant, and hourly chargeout rates for the various equipment types involved.

The chargeout rates were developed from budget quotations received from contractors.

21.4.8	Insurance Spares

Insurance spares have been included in the capital cost estimate. The budget for spare parts represents 8.0% of the forecast cost of mechanical equipment and 3.0% of electrical materials.

21.4.9	Initial Fills

Initial fills have been included in the capital cost estimate. Allowance for the initial purchase of the reagents and grinding media that will be consumed over 30 days of average operation are allowed in the estimate, subject to commonly available package sizing.

21.4.10	Services

The capital cost estimates compiled for the plant services components of the project were based on requirements dictated by the preliminary process plant design, the level of existing infrastructure available to the project and investigations carried out to determine the most suitable and economic facilities for the project.

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Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

21.4.11	Transport

A transport allowance based on the estimated size of each item of equipment and materials has been allowed.

Transport for fabricated steel items has been allowed based on quantities expected to be loaded per container and transportation costs as quoted by an experienced freight forwarder, who regularly services projects in the West African region.

21.4.12	Infrastructure

The capital estimate has been prepared based on the basis that the existing accommodation village and some administration buildings will be fully renovated.

The capital cost estimate for the Tailings Storage Facility includes an allowance for design, construction supervision and required site investigations for the TSF and Sediment Control Structures and was prepared by Knight Piesold.

BEC has prepared a capital estimate for the provision of power via a new 161 kV line from Asawinso to site, inclusive of the ancillary equipment required to reticulate the power to the plant and other users.

21.4.13	Indirect Costs

An allowance has been added for mobilisation and demobilisation costs based on contractor quotes. Costs for the establishment and operation of temporary construction facilities were based on both contractor quotes and on recent experience with Ghanaian and other West African based projects.

21.4.14	Engineering, Procurement and Construction Management

The EPCM estimate is based on a project team consisting of the disciplines required to perform all activities associated with the project for the project duration. The involvement of each discipline was estimated based on the complexity of the tasks and EPCM costs incurred on recent similar projects.

21.4.15	Contingency

Contingency allowances have been applied to the various project activities as appropriate to the current level of definition. The overall contingency resulting for the process plant and infrastructure (excluding mining), is 9.6%, which is suitable for this level of capital estimate.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

22	ECONOMIC ANALYSIS

22.1	Principle Assumptions

Cresco Project Finance (Cresco) designed a financial model for the purposes of the economic analysis of the Project. The main economic, production and processing assumptions are contained in Table 22-1.

Table 22-1: Principle Assumptions

Assumptions Used In The Financial Model
Item	Unit	Value
Total ore mined	Million Tons	36.505
Stripping ratio	Avg. Ton Waste/Ton Ore	5.3x
Stripping ratio (operational)	Avg. Ton Waste/Ton Ore	4.7x
Average grade	Grams/Ton	2.15
Life of mine	Years	12.4
Recovery	Avg. %	92.58
Gold produced	Million Oz.	2.336
Ore Mining cost	USD/Oz. Sales	105
Waste processing	USD/Oz. Sales	243
Processing cost	USD/Oz. Sales	209
G&A	USD/Oz. Sales	83
Total Cash Operating Cost	USD/Oz. Sales	645 (rounded)
CAPEX
Initial	USD ’000	272 520
Deferred	USD ’000	Nil
To sustain	USD ’000	48 937

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Asanko Gold Mine Phase 1
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To close	USD ’000	26 502
Contingency	USD ’000	22 750
ECONOMIC
Tax rate	%	35
Royalty rate	%	5
Real discount rate	%	5
Gold price	USD/Oz.	1 300
Development period to COD	Months	19

Of the above, the model inputs are based on input assumptions generated from the 2014 DRA mining schedule, processing schedule, operating costs, working capital requirements and capital expenditure estimates detailed elsewhere in this document.

The gold price used in the financial analysis was $1,300 / oz. An agreement has been executed with RK Mining Trust (“Red Kite”) for the provision of project funding and for the off-take of 100% of gold production from Phase 1 up to 2.22 million ounces. Prices will be based on a spot price selected from a 9 day quotational period following shipment. No adjustments have been made for the Red Kite quotational period.

The financial analysis is based on pit designs derived from pit shells generated at US$1,300 /oz for each of the five sites.

22.2	Cash Flow Forecasts

The Base Case analysis incorporates the current reserve and metallurgical recoveries as identified in the preceding sections and assumes that mining will be curtailed at the end of the mine life of approximately 12.4 years, The projections are based on information provided by DRA.

The analysis parameters are as noted below.

22.3	Economic Analysis

A cash flow based financial evaluation has been undertaken based on a spot gold price of US$1,300/oz., the summary of which is presented in Table 22-2. The analysis has been prepared by Cresco Project Finance (Pty) Ltd. based on inputs from other parties, namely DRA and Asanko Gold.

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Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Table 22-2: Summary of Key Project Financials at $13,00/oz Gold After Tax and Royalties

Key Project Financials		Base Case
NPV(5%)	US$M	412
IRR	%	26%
Payback	Years	3.1

The financial analysis is based on real US Dollars (base year being 2014) using discounted cash flows.

Funding peaks at USD 307.8 Million after 19 months from commencement of development. This excludes any VAT liability on the capital expenditure, which if applied, could increase this requirement.

Cash flow forecasts are calculated on a monthly basis during construction, and a semi-annual basis thereafter and are based on projected sales. The project delivers a Post-tax NPV of US$412M and IRR of 25.9% at a 5% discount rate. Table 22-3 details the annual post tax and royalty cash flows, as well as production volumes on which the analysis is based.

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Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Table 22-3: Post Tax Annual Cash Flow (USD ’000)

Description	Unit	Construction	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Year 11	Year 12	Year 13	Year 14
Cash flow	$ ’000	(290 064)	91 099	96 194	78 139	97 393	85 018	54 552	71 105	75 669	67 797	77 929	91 350	69 749	12 210	(13 266)
Cumulative cash flow	$ ’000	(290 064)	(198 966)	(102 772)	(24 633)	72 760	157 778	212 330	283 435	359 105	426 902	504 831	596 181	665 930	678 140	664 874
Production	oz	-	187 537	202 348	191 131	206 961	205 388	192 123	195 140	188 057	177 195	176 057	180 739	158 688	74 355	-
Cumulative Production	oz	-	187 537	389 885	581 016	787 977	993 365	1 185 488	1 380 628	1 568 685	1 745 881	1 921 937	2 102 677	2 261 365	2 335 720	2 335 720

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

22.4	Taxes and Royalties

The project will be subject to normal Ghanaian corporate taxation arrangements. These were extensively amended in 2011 and comprise:

●	Corporate Tax Rate of 35%

●	Capital allowances – the Base Case assumption is that capital expenditure can be depreciated at 20% on a straight line basis

●	A royalty paid to the Ghanaian government of 5% of the project revenue

●	Whereas imported capital goods are subject to VAT and NHIL, these have been modelled as exempt in accordance with concessions to the mining industry

●	A right for the Government of Ghana to take a 10% free carried equity interest in the Project under Section 8 of the Ghanaian Mining Act. The 10% equity interest is paid to the government when a dividend is declared

●	A 0.5% NSR royalty on the Adubea lease to the original vendors

The project economic analysis, at various gold prices, at 5% discount rate is summarised in Table 22-2 and Table 22-3 below.

Table 22-4: Base Case Project Value at different Gold Prices

Gold Price (USD/Oz .)	1 100	1 200	1 300	1 400	1 500
Project NPV (USD ’000)	201	307	412	518	624
Project IRR	16%	21.1%	25.9%	30.4%	34.7%

The effects of varying a number of key drivers of cost and revenue have been modelled to assess their effects on the project value, these are presented in Table 22-4 and Table 22-5 below. Corresponding graphs are given in Figure 22-1.

Table 22-5: Base Case Project Value Sensitivity (USD MM)

Change	-20%	-15%	-10%	-5%	0%	5%	10%	15%	20%
Process Recovery	275.7	309.8	343.9	377.9	412.0	446.1	480.2	514.2	548.0
Capex	481.9	465.9	448.9	430.9	412.0	392.1	371.2	349.4	326.5
Opex	549.2	514.9	480.6	446.3	412.0	377.7	343.4	309.1	274.8
Discount Rate	439.4	432.4	425.5	418.7	412.0	405.4	398.9	392.5	386.1

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Figure 22-1: Case - NPV sensitivity

The key driver of project value is the gold price. Under the base case zero pre-tax NPV is reached only if prices fall by nearly 32% from the base case price of US$1,300 per ounce (in real terms). This suggests that the project is relatively robust and significant reductions in gold price are required to endanger the project. The impact of the changes considered on the project IRR is presented in Table 22-6 below. A corresponding graph is presented in Figure 22-2 below.

Table 22-6 - Base Case IRR Sensitivity

Change	-20%	-15%	-10%	-5%	0%	5%	10%	15%	20%
Process Recovery	20.20%	21.69%	23.13%	24.53%	25.90%	27.24%	28.54%	29.82%	31.08%
Capex	38.55%	34.74%	31.42%	28.50%	25.90%	23.58%	21.49%	19.59%	17.86%
Opex	31.40%	30.07%	28.71%	27.32%	25.90%	24.45%	22.96%	21.44%	19.88%

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Figure 22-2 – IRR Sensitivity

22.5	Conclusion

The Project displays sound economics at current gold prices and lower. The sensitivity analysis displays a high degree of resilience regarding the Project’s ability to withstand varying adverse factors. The Project economics are most senstivie to gold price.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

23	ADJACENT PROPERTIES

There are no adjacent properties as contemplated under National Instrument 43-101.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

24	OTHER RELEVANT DATA AND INFORMATION

All relevant data and information has been reported in other sections of this report.

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Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

25	INTERPRETATIONS AND CONCLUSIONS

25.1	General

The DPP is an economically viable plan for Phase 1 of the AGM which has been approved by the Company’s board of directors and is under construction.

25.2	Risks

25.2.1	General

A risk assessment has been conducted as part of the study to generate a risk register for on-going risk management with respect to the Project. The risk assessment was conducted for Phase 1 only and included mining, processing, approvals and environmental, financial, social, infrastructure and corporate issues.

The risk assessment identified a total of thirty two risks. The break down of risks to their ranking level is shown in Table 25-1 and Figure 25-1.

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Asanko Gold Mine Phase 1
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Table 25-1: Asanko Gold Mine-Phase 1 Project Risk Ranking

Risk Ranking	Number of Risks Identified
Priority Action	8
Attention	15
Moderate	8
Low	1
Total	32

Table 25-2: Asanko Gold Mine-Phase 1 Project Risk Category

Risk Category	Number of Risks Identified
Corporate	12
Financial	7
Approvals	3
TSF	3
OH & S	2
Process	2
Mining & Geology	2
Infrastructure	1
Total	32

The initial risk profile indicated that Asanko should focus on securing the approvals for water discharging. EIS and its Mining Licence. All approvals are now in place for the development of the project. As with any project at the development phase, there was a strong emphasis on financial and control issues and Asanko understood the importance of developing a robust team to oversee the scheduling of the different phases.

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Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

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The residual risk analysis showed that, after treatment strategies were applied, there was a significant improvement in the risk profile. The priority action risks were reduced from eight to four.

Asanko has focused on the pre-implementation risks and removed them from the risk register. These included funding the permitting issue. The ongoing risks are mainly construction and operational issues and are mainly in the corporate category. Asanko will continue to conduct on-going risk assessments addressing the project risks, and to integrate the findings with this work, to ensure a consistent risk management strategy.

25.3	Resource Estimates and Exploration

25.3.1	Nkran

The lithological and structural controls on mineralisation on the complex Nkran deposit have been documented and understood through the re-logging of 35 diamond drill holes conducted by Asanko.

The controls identified correlate well with limited historic data available from previous mining operations and partially explain the complexities that were little understood, but recognised by the previous operators.

Five phases of deformation can be recognised, and linked to regional events, 3 of which are important gold mineralisation events. The structural evolution of the deposit controls the location and orientation of the lithological units, which play a key role in the location, orientation, plunge and distribution of economic mineralisation within Nkran.

The key economically important units within the Nkran deposits consist of the 5 main controlling structures, the Broad Sandstone Domain and the 2 Granite Domains.

Seven geological domains have been identified and built based upon the data, which correlate well with the historic pit maps and grade control data which incorporate 85% of the grade data. Within these domains separate geometric controls control the grade orientation.

The Nkran mineral resources satisfy the requirements for measured, indicated and inferred mineral resource categories as embodied in the NI 43-101 Canadian National Instrument for the reporting of mineral resources and reserves.

The mineral resource estimation for Nkran indicates reasonable prospects for economic extraction.

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Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

25.3.2	Adubiaso

Gold distributions show east dipping 30° to 85 mineralised structures of up to 70 m in dip extent. These quartz veins have a generally flat plunge in the plane of the shear zone, average 1-3 m in thickness (at a 0.5 g/t Au cut-off) and appear to have a separation of approximately 10 m vertically.

Dextral northeast to southwest offsets are noted in the lithology and mineralisation distributions, and these are represented by faults termed “C-shears”.

The amount of offset noted varied in each geological unit. The gold mineralisation and phyllite contacts show the most offset, whilst the porphyry intrusive exhibits the least.

The geological domains have been subset into; main (ASZ shear zone), hanging wall (HW) and foot wall (FW) areas to discriminate between where the east dipping mineralised structures are isolated (HW and FW), or prevalent in the main shear zone (ASZ).

Apparent vertical continuity is implied by the ASZ grade distribution, and this is reflected in previous grade shells that are sub-vertical. There is a clear lack of vertical continuity in the HW and FW domains, and it is recommended that any grade selection methodology within the 0.3 g/t Au domains use the east dipping control.

The Adubiaso mineral resource estimation indicates reasonable prospects for economic extraction.

The Adubiaso mineral resources satisfy the requirements for measured, indicated and inferred mineral resource categories as embodied in the NI 43-101 Canadian National Instrument for the reporting of mineral resources and reserves.

CJM Consulting, utilising its own quality control measures, has established that the diamond drilling and subsequent sampling is representative and free of any significant biases or other factors that may materially impact the reliability of the drilling, sampling and analytical results.

Further deep drilling will be required to establish a potential underground operation and Mineral Resource at Adubiaso.

The need for a centralised database has been recognised in the earlier study and has now been implemented.

25.3.3	Abore

Building of the three-dimensional lithological models significantly reduces modelling times from more traditional methods and allows the capture of complex geological / structural relationships not previously possible.

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Asanko Gold Mine Phase 1
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Previously resource modelling by PMI, through consultants SRK did not capture the geological understanding required to adequately domain the resource model.

There are at least two, and potentially three, phases of mineralisation that can be recognised at Abore. Mineralisation is effectively constrained to the granite, with the overall trend of mineralisation at Abore parallel to sub-parallel to that of stratigraphy.

The dominant phase of mineralisation at Abore is hosted in shallow west-dipping 1-10 cm thick quartz vein arrays which have developed primarily along the eastern margin of the granite contact and the sandstone wacke dominated stratigraphy.

The plunge of the oreshoots can be interpreted as gently to the northwest and gently-plunging shoots to the southwest. The later, appears to be the most continuous and are likely related to the fault intersections with the granite. The northeast plunging shoots can be explained from vein orientation data. Two dominant vein trends are observed being; a) veins parallel to bedding, and b) gently-dipping extension veins. Importantly the line of the intersection between the two vein sets is the same orientation as the grade defined in the oreshoots which plunge gently to the northeast.

The Abore mineral resources satisfy the requirements for measured, indicated and inferred mineral resource categories as embodied in the NI 43-101 Canadian National Instrument for the reporting of mineral resources and reserves.

The Mineral Resource estimation for Abore indicates reasonable prospects for economic extraction.

25.3.4	Dynamite Hill

The litho-structural model has been developed with an understanding that an indicator approach will be required to capture the continuity of the high-grade mineralisation 3D litho-structural model for the Dynamite Hill Deposit.

The model captures the current understanding on the geology, structure and controls of mineralisation, providing a framework for the development of indicator domains and resource estimation.

The modelling approach honours fault kinematics, drill hole geological information, lithology geometry and structural data. Building of the three-dimensional lithological models significantly reduces modelling times from more traditional methods and allows the capture of complex geological / structural relationships not previously possible.

Development of the Dynamite Hill model has also drawn on the geological information gained through the development of the litho-structural models for the Nkran, Adubiaso, Asuadai and Abore deposits. The Dynamite Hill model captures

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a detailed understanding of the geometry and controls of mineralisation required for the development of a robust resource estimate.

The geological model supports the distribution and controls of the mineralisation.

The Dynamite Hill mineral resources satisfy the requirements for measured, indicated and inferred mineral resource categories as embodied in the NI 43-101 Canadian National Instrument for the reporting of mineral resources and Reserves.

The mineral resource estimation for Dynamite Hill indicates reasonable prospects for economic extraction.

25.3.5	Asuadai

The approach and methodology used for the development of the litho-structural model is consistent with what has previously been completed for the other deposits as part of the Asanko Gold Mine-Phase 1Project

The modelling approach honours fault kinematics, drill hole geological information, lithology geometry and structural data.

Building of the three-dimensional implicit lithological models significantly reduces modelling times from more traditional methods and allows the capture of complex geological / structural relationships not previously possible.

Development of the Asuadai model has also drawn on the geological information gained through the development of the litho-structural models for the Nkran, Adubiaso and Abore deposits.

Previously resource modelling by PMI, completed by SRK used a Leapfrog grade interpolant to develop a model (domains) used to constrain mineralisation which has created “grade shell disks”. It is considered that this is not representative of the controls and geometries of mineralisation for the Asuadai Deposit based on the current geological and structural understanding.

The geology of Asuadai is similar to that of the Nkran (and Dynamite Hill) Deposit. Both desposits are situated on a 020° trending jog on a regional 040° trending structure. The deposits are characterised by siltstones (phyllites) dominant on the western margin and sandstone dominant on the eastern portion of the deposit.

The Asuadai Deposit is relatively complex with a number of controls of mineralisation which influences the geometry of the mineralisation. Two distinct styles of mineralisation can be recognised which include: a) steep ductile type mineralisation and b) shallow dipping quartz veins.

The Asuadai mineral resources satisfy the requirements for measured, indicated and inferred mineral resource categories as embodied in the NI43-101 Canadian national instrument for the reporting of mineral resources and reserves.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

The mineral resource estimation indicates reasonable prospects for economic extraction.

25.3.6	Esaase:

The Esaase Project MRE indicates reasonable prospects for economic extraction.

The Esaase Gold Project Mineral Resources satisfy the requirements for Measured, Indicated and Inferred Mineral Resource classification as embodied in the September 2012 NI 43-101.

25.4	Mining

All deposits will be mined utilising conventional truck and shovel method. Ore and waste will be drilled and blasted, then loaded and hauled to either the Nkran ROM pad, direct tipped into the crushing facility at Nkran, placed on pit rim stockpiles (for the remote deposits), or placed on waste dumps with 100 tonne haul trucks. A single fleet of mining equipment will be shared between all deposits. The Project is to be mined utilising modern technology with proven success, with no requirement for untried, or untested technology. For the pits Adubiaso, Abore and Asuadai, a fleet of road trucks will be utilised to haul ore from the respective pit rim stockpiles to the central processing facility at Nkran. The optimum transporation method for Esaase material is being studied in the Phase 2 PFS

25.5	Processing

The Phase 2 PFS is investigating the optimal process plant desing for coprocessing material from all of the AGM deposits, including Esaase.

For Phase 1, the process design pertains to the fresh ore test work in the metallurgical testwork conducted at ALS Amtec in 2012 and from the historical plant operational data under Resolute’s management. The historical recoveries from the treatment of a predominant oxide feedstock with a smaller portion of fresh ore are a reflection of the reagent consumption rates and power data from this ore blend. Testing of variability between pits and ore types is currently being done at SGS and preliminary results show there is little variation between the pits and the ore types except for the ADP pit, however the bulk of the mine plan is comprised of Fresh material from Nkran. Samples of the different ore zones from the Dynamite Hill ore body were tested in at Metallurgy Limited (Perth) in March 2014 and the results also do not exhibit variation in gold recovery.

The process plant design utilises a conventional gravity-CIL flow sheet with low technical risk. The design to a large degree reflects the flowsheet of the process

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

plant that had previously successfully operated at Obotan under Resolute. The only differences in design can be summarized as follows:

●	Material handling difficulties when treating oxide ore have been taken into consideration in the design of the crusher circuit and stockpile reclamation system

●	Cognisance has been given to the increasing competence of the ore at depth, with a higher power input allowed for in the comminution circuit design. DRA has applied the comminution test results to check the sizing of the SAG and ball mill. The DRA mill sizes are marginally smaller compared to the GRES mill sizes which shows that conservatism was applied when the mills were procured before the implementation of the project

●	The CIL circuit includes allowance for oxygen addition which has proven to be beneficial when treating fresh ore

●	A cyanide detoxification circuit and a treatment plant for the removal of Arsenic when there is excessive water retuned from the tails storage facility, has been included

25.6	Infrastructure

The selected power supply option is to run a new 161 kV power line from Asawinso to site. This has primarily been selected because of the following reasons:

●	This option provides a secure supply of relatively good reliability

●	There is ample capacity for both Phase 1 and Phase 2

●	This option is likely to provide a better power quality and fault level than other options

●	This option will over time be cheaper due to the reduced tariff and reduced losses. Investigation into running a 33 kV line from the ECG Asawinso 33 kV busbar, which would cost less in terms of capital, showed a significantly higher operating cost

●	This option provides the flexibility to negotiate a Power Purchase Agreement with other energy suppliers, e.g. Genser who are building a coal fired power station at Chirano.

25.7	Economic Outcomes

The key driver of project value is the gold price. Under the base case zero pre-tax NPV is reached only if prices fall by nearly 30% from the base case price of US$1,300 per ounce. This suggests that the project is relatively robust and significant reductions in gold price are required to endanger the project.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

26	RECOMMENDATIONS

26.1	Geology

26.1.1	Nkran:

There are significant portion of mineralisation in the central part of the Nkran deposit which is outside the current litho-structural domains, which needs to be further investigated to establish if this can be constrained for more reliable grade estimates.

26.1.2	Adubiaso:

The Secondary Mineralisation outside the main litho-structural doamins should be further investigated to establish the additional potential and it relationship with the main mineralisation.

26.1.3	Abore:

The development of a litho-structural model has delivered a significant improvement in the geological and structural understanding for the Abore Deposit. It is the application of the geological understanding that will improve the resource estimate, supporting the controls and geometries of mineralisation.

Validation of the weathering surfaces - for the purpose of this litho-structural model the weathering surfaces generated by SRK were used. It is recommended to improve the understanding of these weathered surfaces in terms of variations to densities which will influence tonnages and ounce estimates.

26.1.4	Dynamite Hill:

The litho-structural model is dynamic and captures the current geological and structural understanding. It is important that the model is continually developed and improved with increased geological knowledge.

This model was developed within a tight timeframe and as a result not all the data was available including: A request was made for cross sectional and plan interpretations from the local geological team; however these were not made available.

The development of structural and geological models should be an integrated work-stream in which significant input is provided by the local geological teams.

There is often a disconnect between the geotechnical models and the geological models. These models should be integrated. Unfortunately the geotechnical data would not be available for another month; hence this litho-structural model was developed without this information.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

There were a number of geological rock code validation issues in the database with respect to inconsistencies in the rock codes. This requires to be validated as part of the final database. This needs to be supported with an approved geological legend and geological atlas.

Further work is recommended in development and hard-domaining of the TNT and Nitro shears which was not completed as part of this scope of work. This would require detailed structural logging of the diamond drill core and further mapping of the exposures.

Asuadai:

This geological and structural model should be dynamic and continue to evolve with improved understanding of the Asuadai Deposit. It is recommended that any re-logging of the Asuadai Deposit use this model as a framework to test and confirm the interpretation. Changes in the interpretation should be captured in this geological model.

Esaase:

It is recommended to use the IK (Indicator Kriging) methodology as a template to redefine the mineral zones and to build new wireframes taking into consideration the lithological pattern.

It is also recommended to conduct petrographical studies than can help to better understand the mineralisation of the ore body.

26.2	Mining

26.2.1	Pit Dewatering

Incorporate an ongoing geotechnical program to benefit from new data collection opportunities, (logging, mapping), updating the geotechnical models with this new information and flag changes in risks and opportunities to the operation.

Review geochemistry on site to determine any waste rock characteristics, which may require additional treatment.

26.2.2	Processing

26.2.2.1	Process Design

No further recommendation are made with regards to the process design.

26.3	Geotechnical

Geotechnical investigations undertaken at the plant site indicate that the location is suitable for the proposed infrastructure and associated loading conditions.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

No further recommendation are made with regards to the Geotechnical design.

26.4	Water Supply

The boreholes should be dipped on a monthly basis and reported on a quarterly basis in order to detect ground water level trends as early as possible. This should be used in the potable water treatment process design.

26.5	Budget

The budget as calculated is suitable for the implementation of the Asanko Gold Mine-Phase 1 Project. The cash flow for the first six months of execution is shown in Table 26-1. The life of project cash flow is shown in Figure 26-1.

Table 26-1: Budget Summary for First Six Months

Item	Month 1	Month 2	Month 3	Month 4	Month 5	Month 6
	$	$	$	$	$	$
ADMINISTRATION
EPCM Cost	971,463	1,051,902	1,110,933	1,062,829	934,855	878,710
Project Services	181,661	217,993	217,993	217,993	217,993	217,993
Buildings and Fittings		77,982	77,982
Pre-Production		356,172	712,345	712,345	712,345	712,345
Owners Cost	1,725,605	1,725,605	1,725,605	1,725,605	1,725,605	1,725,605
CONTRACTS AND PROCUREMENT
Camp Construction	766,213	478,883	1,628,203	478,883	1,723,979	478,883
Earthworks		2,394,773	1,277,212	1,277,212	1,277,212	1,277,212
Mining		398,303	132,767	132,767	132,767	132,767
Vendor Package	928,066	1,299,292	1,299,292	1,299,292	1,299,292	1,299,292
Civils			1,497,971	599,188	998,647	798,918
Platework					1,368,765	342,196
Mechanicals		442,120	663,180	663,180	1,768,480	1,768,480

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

Item	Month 1	Month 2	Month 3	Month 4	Month 5	Month 6
	$	$	$	$	$	$
Piping		196,731	126,470			491,827
Electrical		301,859	301,859	452,788	754,647	754,647
Transport		52,294	104,589	627,538	522,948	261,474
TOTALS	4,573,009	8,993,914	10,876,406	9,249,625	14,632,501	11,979,092

Figure 26-1: Cash Flow Forecast for Asanko Gold Mine-Phase 1 Project

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

27	REFERENCES

Kimathi and Partners, July 2014. Root to Title Report for the Asanko Gold Mine. Internal Asanklo document.

27.1	Geology

●	Gleeson, P, March 2012. SRK Technical Report Obotan Gold Project Mineral Resource Estimation - Update March 2012– Obotan Project, Ghana, 272 pp

●	Gleeson, P, April 2011. SRK Report on Sampling Procedures and Protocols – Obotan Project, Ghana

●	Griffis, R A, Baring, K, Agezo, F L and Akosah, F K, 2002. Gold deposits of Ghana; pp 154–159 and 194 – 200

●	Isaaks, E H and Srivastava, R M, 1989. An Introduction to Applied Geostatistics, Oxford University Press, New York

●	Junner, N R, 1932. The geology of the Obuasi goldfield, Gold Coast Geological Survey Memoir 2, Accra, 66 p

●	Junner, N R, 1935. Gold in the Gold Coast, Gold Coast Geological Survey Memoir 4, Accra, 67 p;\

●	McCuaig, C and Williams, P, 2002. Review of structural controls on mineralisation and regional prospectivity of the Obotan project, Ghana, report compiled by SRK Consulting for Resolute–Amansie Limited, 53 pp

●	Mensah, E Kwasi, Barrister and Solicitor, 2010. Tenement Report on the Mineral Rights Held under the Laws of Ghana by PMI Gold Corporation, 8 December 2010;

●	Resolute–Adansi. 1995 Nkran Project Resource –Reserve Report

●	Siddorn, J and Lee, C, 2005. Structural Geology of the Ashanti II Concessions, Southwest Ghana, report compiled by SRK Consulting for PMI Ventures Ltd., 78 pp

●	Spiers, R, 2011. Technical Report: Obotan Mineral Resources Estimation and Ashanti II Gold Projects, Ghana, amended and restated Technical Report submitted by PMI Gold Corporation to the TSX, and lodged on SEDAR, 226 pp

●	Asiedu, D.K., Asamoah Sakayi, P., Banoeng Yakubo, B., Dampare,S.B., Osae, S., Manu, J., andNyarko, B.J.B.. (2004) Geochemistry of Paleoproterozoic metasedimentary rocks from the Birim diamondiferous field, southern Ghana: Implications for provenance and crustal evolution at the Archean-Proterozoic boundary. Geochemical Journal vol 38, pp. 215-228

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

●	Central Intelligence Agency – World Factbook: www.cia.gov/library/publications/the-worldfactbook/ geos/gh.html

●	Davis, D.W., Hirdes, W., Shaltegger, E., and Nunoo, 1994, U-Pb age constraints on deposition and provenance of Birimian and gold-bearing Tarkwaian sediments in Ghana, West Africa, Precambrian Research, v.67, pp.89-107

●	Eisenlohr, B.N. (1989), The structural geology of Birimian and Tarkwaian rocks of southwest Ghana. Rep. Arch. BGR, 66pp

27.2	Geotechnical

●	SRK (June 2012). Obotan Gold Project – Mining Geotechnics Feasibility Study Summary Report

●	Knight Piésold Consulting (2011). Obotan Gold Project – Preliminary Groundwater Assessment

●	George Orr Associates (GOA) 1997 “Obotan Gold Project, Ghana – Adubiaso – Assessment of Ground Conditions Influencing Pit Wall Conditions and Excavation Requirements, and Recommended Pit Wall Designs”

●	SRK (2004) - Williams and McCuaig – available data presents a structural assessment of gold mineralisation. Some information on major geological structures can be inferred from the referenced mapping

●	Hellman and Schofield (2010) – available NI 43-101 report reflecting the project status earlier in the Adansi Gold resource drilling project

●	SRK (2011) – Gleeson – available data presents status of geological studies following a site visit early in 2011

●	Soil and Rock Engineering (SRE) 1995 “Obotan Gold Project, Pit Slope Stability Assessment of the Nkran Hill Deposit, Geotechnical Investigation”

●	SEMS Technical Services (SEMS) 2011 - Mining scoping study, Obotan Gold Project Ashanti Region Ghana

●	Resolute (2000) - Stage 1 Underground scoping memorandum

●	RSG (2007) - Underground mining scoping study

●	SRK (2005) - Final Appraisal of the Ashanti II Deeps Gold Project Concessions, Ghana West Africa – report providing an assessment of the project Fair Market Value

●	Dunlop (1995) - Obotan Gold Project - Mining Feasibility Study for Adansi Resources Ltd.

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6

Our Ref: C8478

●	Laubscher, D.H. (1990). A geomechanics classification system for the rating of rock mass in mine design. Journal of the South African Institute of Mining and metallurgy, Vol 90, No 10, pp 257-273

●	Read, J (2009). Guidelines for Open Pit Slope Design. (Ed: Read, J and Stacey, P) CSIRO Publishing, Australia 496pp

●	Haines, A. and Terbrugge, P. J. (1991). Preliminary estimation of rock slope stability using rock mass classification systems. 7th International Conference on Rock Mechanics Proceedings, Volume 2 pp 887 – 892. Aachen, Germany

●	Rocscience (2002). Dips Version 5.0 User’s Manual. Rocscience Inc. Toronto

●	Rocscience (2002). Slide© Version 5.0 User’s Manual. Rocscience Inc., Toronto

27.3	Processing

●	Obotan Gold Project Feasibility Study, Lycopodium Pty Ltd, Job No. 895, July 1995

●	Metallurgical Test work on Composite Samples from Ghana, Oretest Pty Ltd, Job No. 7051 February 4th, 1997

●	Metallurgical Test work on Composite Samples from Ghana - Batch 2, Oretest Pty Ltd, Job No. 7145, December 3rd, 1997

●	Metallurgical Test work on Composite Samples from the Nkran Gold Deposit in Ghana, Oretest Pty Ltd, Job No. 7690, July 17th, 1998

●	Comminution Tests, Obotan Project”, Amdel Ltd, Job No. N036C099, April 1999

●	Metallurgical Test work conducted upon Primary Ore Samples from the Nkran Gold Deposit for Resolute Limited, Ammtec Ltd, Report No. A6701, May 1999

●	Adubiaso Metallurgical Test work, Oretest Pty Ltd, Job No. 7942

●	Ammtec Ltd, Report No. A7594, March 2001

●	ALS Ammtec Report No A13906, Metallurgical Test work conducted upon Obotan Ore Samples for Adansi Gold Company (Gh) / GR Engineering Services, February 2012

●	Obotan Gold Project Pre-feasibility Study, GRES, 11831 0184, February 2012

Asanko Gold Inc
Asanko Gold Mine Phase 1
Definitive Project Plan
Reference: C8478-TRPT-28 Rev 6